Filed pursuant to Rule 253(g)(2)

File No. 024-11178

OFFERING CIRCULAR

DATED JULY 21, 2022

Collectable Sports Assets, LLC

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

914-372-7337

www.collectable.com

Best Efforts Offering of Series Membership Interests

Collectable Sports Assets, LLC, a Delaware series limited liability company (“we,” “us,” “our,” “CSA” or the “Company”) is offering, on a best efforts basis, a minimum (the “Total Minimum”) to a maximum (the “Total Maximum”) of membership interests of each of the series of the Company described below in the “Series Membership Interests Overview” table and in the “USE OF PROCEEDS” section of this Offering Circular. The table below is divided into three groups:

●	Series that are currently qualified and being offered (total of 43 series)

●	New series awaiting qualification and not yet being offered (18 series)

The sale of membership interests is being facilitated by Dalmore Group, LLC (the “BOR” or “Dalmore”), a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA, which is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer. For the avoidance of doubt, the BOR does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.

All of the series of the Company offered hereunder may collectively be referred to herein as the “Series” and each, individually, as a “Series”. The interests of all Series described above may collectively be referred to herein as the “Interests” and each, individually, as an “Interest” and the offerings of the Interests may collectively be referred to herein as the “Offerings” and each, individually, as an “Offering.” See “Description of the Interests Offered” for additional information regarding the Interests.

Each Offering is being conducted under Tier II of Regulation A (17 CFR 230.251 et. seq.) and the information contained herein is being presented in Offering Circular format. The Company is not offering, and does not anticipate selling, Interests in any of the Offerings in any state where the BOR is not registered as a broker-dealer. The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with North Capital Private Securities Corporation, which is acting as the escrow agent (“Escrow Agent”), and will not be commingled with the operating account of the Series, until, if and when there is a Closing with respect to that Series. See “Plan of Distribution and Subscription Procedure” and “Description of Interests Offered” for additional information.

SERIES CURRENTLY QUALIFIED AND BEING OFFERED
Series Membership Interests Overview		Price to Public	Underwriting Discounts & Commissions (1)(2)(3)	Number of Units (4)	Proceeds to Issuer (4)	Proceeds to other persons (4)

#1933GoudeyGehrigSGC8	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$98,750	$1,920	9,875	$81	$96,750
Offering commenced immediately following qualification	Total Maximum	$107,000	$2,070	10,700	$8,180	$96,750

#1954BowmanMaysPSA9	Per Unit	$5.00	$0.05
Date qualified: January 4, 2022	Total Minimum (5)	$72,400	$1,705	14,480	$5	$70,690
Offering commenced immediately following qualification	Total Maximum (5)	$80,000	$1,800	16,000	$7,510	$70,690

#1980ToppsBasketballWax	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$67,750	$1,643	6,775	$7	$66,100
Offering commenced immediately following qualification	Total Maximum	$75,000	$1,750	7,500	$7,150	$66,100

#49BowmanJackieAuto	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (6)	$38,850	$1,341	3,885	$9	$37,500
Offering commenced immediately following qualification	Total Maximum (6)	$45,000	$1,450	4,500	$6,050	$37,500

#96SkyboxE-X2000Wax	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$29,550	$1,278	2,955	$17	$28,255
Offering commenced immediately following qualification	Total Maximum	$33,000	$1,330	3,300	$3,415	$28,255

#BellingerOrangeBGS9.5	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$26,000	$1,241	2,600	$9	$24,750
Offering commenced immediately following qualification	Total Maximum	$28,000	$1,280	2,800	$1,970	$24,750

#BoJackson1986RoyalsJersey	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (7)	$83,250	$1,768	8,325	$32	$81,450
Offering commenced immediately following qualification	Total Maximum (7)	$94,000	$1,940	9,400	$10,610	$81,450

#CarltonFiskWavesItFairBall	Per Unit	$5.00	$0.05
Date qualified: January 4, 2022	Total Minimum	$260,000	$3,537	52,000	$3	$256,460
Offering commenced immediately following qualification	Total Maximum	$285,000	$3,850	57,000	$24,690	$256,460

#CassiusClaySonyListonUPIType1	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$23,950	$1,216	2,395	$84	$22,650
Offering commenced immediately following qualification	Total Maximum	$25,000	$1,250	2,500	$1,100	$22,650

#CharlesBarkleySunsJersey	Per Unit	$5.00	$0.05
Date qualified: August 10, 2021	Total Minimum	$151,500	$2,451	30,300	$24	$149,025
Offering commenced immediately following qualification	Total Maximum	$160,000	$2,600	32,000	$8,375	$149,025

#CurryGoldToppsPSA10	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (8)	$25,800	$1,217	2,580	$13	$24,570
Offering commenced immediately following qualification	Total Maximum (8)	$33,000	$1,330	3,300	$7,100	$24,570

#Eruzione1980MiracleOnIceGoldJersey	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (9)	$78,000	$1,720	7,800	$230	$76,050
Offering commenced immediately following qualification	Total Maximum (9)	$148,000	$2,480	14,800	$69,470	$76,050

#GeorgeVezina1911C55PSA7	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$118,150	$2,100	11,815	$40	$116,010
Offering commenced immediately following qualification	Total Maximum	$128,000	$2,280	12,800	$9,710	$116,010

#GretzkySGC9	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$92,500	$1,869	9,250	$81	$90,550
Offering commenced immediately following qualification	Total Maximum	$101,000	$2,010	10,100	$8,440	$90,550

#HamiltonChromeOrangeSapphire	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (10)	$51,500	$1,467	5,150	$83	$49,950
Offering commenced immediately following qualification	Total Maximum (10)	$60,000	$1,600	6,000	$8,450	$49,950

#JackieRobinson1950BowmanPSA9	Per Unit	$10.00	$0.10
Date qualified: January 4, 2022	Total Minimum (11)	$76,400	$1,715	7,640	$5	$74,680
Offering commenced immediately following qualification	Total Maximum (11)	$90,000	$1,900	9,000	$13,420	$74,680

#LeBronJamesBlockSeries1TopShot	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (12)	$20,000	$1,199	2,000	$3,353	$15,449
Offering commenced immediately following qualification	Total Maximum (12)	$27,000	$1,270	2,700	$10,282	$15,449

#LeBronWadeMeloCrystalBGS9.5	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$70,370	$1,668	7,037	$2	$68,700
Offering commenced immediately following qualification	Total Maximum	$78,000	$1,780	7,800	$7,520	$68,700

#LukaDoncic2021PlayoffsSneakers	Per Unit	$10.00	$0.10
Date qualified: January 4, 2022	Total Minimum	$135,000	$2,293	13,500	$7	$132,700
Offering commenced immediately following qualification	Total Maximum	$145,000	$2,450	14,500	$9,850	$132,700

Series #Mantle1960Topps9	Per Unit	$10.00	$0.10	--	--	--
Date qualified: June 4, 2021	Total Minimum (13)	$63,750	$1,598	6,375	$77	$62,075
Offering commenced immediately following qualification	Total Maximum (13)	$68,000	$1,680	6,800	$4,245	$62,075

#Mantle1963PSA9	Per Unit	$10.00	$0.10
Date qualified: June 4, 2021	Total Minimum (14)	$76,900	$1,710	7,690	$5	$75,185
Offering commenced immediately following qualification	Total Maximum (14)	$83,000	$1,830	8,300	$5,985	$75,185

#Mantle51BowmanSGC7	Per Unit	$5.00	$0.05
Date Qualified: March 30, 2022	Total Minimum	$79,675	$1,713	15,935	$20	$77,943
Offering commenced immediately following qualification	Total Maximum	$84,000	$1,840	16,800	$4,218	$77,943

#MarvelPMGBlueSet	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$325,500	$4,029	32,550	$21	$321,450
Offering commenced immediately following qualification	Total Maximum	$353,000	$4,530	35,300	$27,020	$321,450

#MarvelPMGBronzeSet	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$46,700	$1,417	4,670	$33	$45,250
Offering commenced immediately following qualification	Total Maximum	$49,000	$1,490	4,900	$2,260	$45,250

#MarvelPMGGreenSet	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$1,339,100	$13,574	133,910	$76	$1,325,450
Offering commenced immediately following qualification	Total Maximum	$1,465,000	$15,650	146,500	$123,900	$1,325,450

#MarvelPMGRedSet	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$165,000	$2,522	16,500	$28	$162,450
Offering commenced immediately following qualification	Total Maximum	$177,000	$2,770	17,700	$11,780	$162,450

#Mays1969ToppsPSA10	Per Unit	$5.00	$0.05
Date qualified: January 4, 2022	Total Minimum (15)	$48,795	$1,474	9,759	$6	$47,315
Offering commenced immediately following qualification	Total Maximum (15)	$54,500	$1,545	10,900	$5,640	$47,315

#MbappeOrangeChrome9.5	Per Unit	$5.00	$0.05
Date Qualified: March 30, 2022	Total Minimum	$49,500	$1,470	9,900	$330	$47,700
Offering commenced immediately following qualification	Total Maximum	$54,000	$1,540	10,800	$4,760	$47,700

#MichaelJordanPortfolio	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$999,000	$10,359	99,900	$66	$988,575
Offering commenced immediately following qualification	Total Maximum	$1,100,000	$12,000	110,000	$99,425	$988,575

#MikeTrout2017Jersey	Per Unit	$5.00	$0.05
Date qualified: January 4, 2022	Total Minimum	$59,950	$1,575	11,990	$26	$58,350
Offering commenced immediately following qualification	Total Maximum	$64,500	$1,645	12,900	$4,505	$58,350

#OPCLemiuex9.5	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$20,500	$1,185	2,050	($0)	$19,315
Offering commenced immediately following qualification	Total Maximum	$22,000	$1,220	2,200	$1,465	$19,315

#Ovechkin2006CapitalsJersey	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (16)	$48,250	$1,444	4,825	$6	$46,800
Offering commenced immediately following qualification	Total Maximum (16)	$52,000	$1,520	5,200	$3,680	$46,800

#OvechkinTheCupBGSGemMint9.5	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (17)	$324,500	$4,029	32,450	$21	$320,450
Offering commenced immediately following qualification	Total Maximum (17)	$375,000	$4,750	37,500	$49,800	$320,450

#Pele1958AmericanaPSA3	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$119,250	$2,090	11,925	$80	$117,080
Offering commenced immediately following qualification	Total Maximum	$127,000	$2,270	12,700	$7,650	$117,080

#PhilMickelsonSPAuthPSA10Basket	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$13,000	$1,115	1,300	$35	$11,850
Offering commenced immediately following qualification	Total Maximum	$14,000	$1,140	1,400	$1,010	$11,850

#ShaqRCPSA10Basket	Per Unit	$5.00	$0.05
Date qualified: January 4, 2022	Total Minimum	$8,500	$1,085	1,700	$6	$7,410
Offering commenced immediately following qualification	Total Maximum	$9,500	$1,095	1,900	$995	$7,410

#SotoOrangeBGS9.5	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$117,000	$2,070	11,700	$30	$114,900
Offering commenced immediately following qualification	Total Maximum	$130,000	$2,300	13,000	$12,800	$114,900

#StephenCurryPortfolio	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum	$999,000	$10,359	99,900	$66	$988,575
Offering commenced immediately following qualification	Total Maximum	$1,100,000	$12,000	110,000	$99,425	$988,575

#Tiger1stEventStub	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (18)	$72,550	$1,658	7,255	$42	$70,850
Offering commenced immediately following qualification	Total Maximum (18)	$79,000	$1,790	7,900	$6,360	$70,850

#TraeYoungSneakers43ptGame	Per Unit	$10.00	$0.10
Date qualified: January 4, 2022	Total Minimum	$34,000	$1,338	3,400	$2	$32,660
Offering commenced immediately following qualification	Total Maximum	$38,000	$1,380	3,800	$3,960	$32,660

#Trout09BowmanRedRefractorBGS9.5	Per Unit	$10.00	$0.10
Date qualified: January 4, 2022	Total Minimum (19)	$895,000	$9,185	89,500	$15	$885,800
Offering commenced immediately following qualification	Total Maximum (19)	$1,039,000	$11,390	103,900	$141,810	$885,800

#TROUTGLOVE	Per Unit	$10.00	$0.10	--	--	--
Date qualified: June 4, 2021	Total Minimum	$197,500	$2,855	19,750	$15	$194,630
Offering commenced immediately following qualification	Total Maximum	$209,000	$3,090	20,900	$11,280	$ 194,630

#ZedRunLookingAlive	Per Unit	$10.00	$0.10
Date Qualified: March 30, 2022	Total Minimum (20)	$44,500	$1,413	4,450	$49	$43,038
Offering commenced immediately following qualification	Total Maximum (20)	$54,000	$1,540	5,400	$9,422	$43,038

NEW SERIES AWAITING QUALIFICATION

AND NOT YET BEING OFFERED

Series Membership Interests Overview		Price to Public	Underwriting Discounts & Commissions (1)(2)(3)	Number of Units(4)	Proceeds to Issuer(4)	Proceeds to other persons(4)
#Gehrig1933GoudeySGC9	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$217,950	$2,974	21,795	$26	$214,950
Offering to commence immediately following qualification	Total Maximum	$253,000	$3,530	25,300	$34,520	$214,950

#Durant07-08ExquisiteLimitedLogosBGS9.5	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (21)	$99,970	$1,919	9,997	$1	$98,050
Offering to commence immediately following qualification	Total Maximum (21)	$135,300	$2,353	13,530	$34,897	$98,050

#Pele58-59TupinambaPSA7	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$361,250	$4,330	36,125	$70	$356,850
Offering to commence immediately following qualification	Total Maximum	$426,800	$5,268	42,680	$64,682	$356,850

#Gretzky1981SportsIllustratedCoverCGC9.4	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$37,500	$1,346	3,750	$3,004	$33,150
Offering to commence immediately following qualification	Total Maximum	$44,000	$1,440	4,400	$9,410	$33,150

#HamiltonRedSapphire	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (22)	$71,000	$1,622	7,100	$528	$68,850
Offering to commence immediately following qualification	Total Maximum (22)	$75,500	$1,755	9,020	$4,895	$68,850

#2002FinestLeBron	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (23)	$51,200	$1,467	5,120	$83	$49,650
Offering to commence immediately following qualification	Total Maximum (23)	$62,700	$1,627	6,270	$11,423	$49,650

#2000BradyDebut	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (24)	$104,750	$1,954	10,475	$46	$102,750
Offering to commence immediately following qualification	Total Maximum (24)	$125,400	$2,254	12,540	$20,396	$102,750

#MickeyMantle1952ToppsThereIsOnlyOnePainting	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (25)	$41,250	$1,356	4,125	$294	$39,600
Offering to commence immediately following qualification	Total Maximum (25)	$51,700	$1,517	5,170	$10,583	$39,600

#LeBronLakers6Jersey	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (26)	$209,500	$2,917	20,950	$334	$206,250
Offering to commence immediately following qualification	Total Maximum (26)	$249,700	$3,497	24,970	$39,953	$206,250

#84JordanRCJersey	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (27)	$347,650	$4,179	34,765	$21	$343,450
Offering to commence immediately following qualification	Total Maximum (27)	$413,600	$5,136	41,360	$65,014	$343,450

#DSAJ1Sneakers	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (28)	$115,250	$2,055	11,525	$45	$113,150
Offering to commence immediately following qualification	Total Maximum (28)	$137,500	$2,375	13,750	$21,975	$113,150

#TatumFlawlessGoldBGS9.5	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (29)	$46,000	$1,418	4,600	$132	$44,450
Offering to commence immediately following qualification	Total Maximum (29)	$55,000	$1,550	5,500	$9,000	$44,450

#GretzkyUDShield	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$240,200	$3,175	24,000	$75	$236,950
Offering to commence immediately following qualification	Total Maximum	$278,300	$3,783	27,830	$37,567	$236,950

#MahomesBronzeStarsBasket10	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$145,800	$2,321	14,580	$29	$143,450
Offering to commence immediately following qualification	Total Maximum	$169,400	$2,694	16,940	$23,256	$143,450

#SerenaNetProAuto	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$123,600	$2,120	12,360	$30	$121,450
Offering to commence immediately following qualification	Total Maximum	$144,100	$2,441	14,410	$20,209	$121,450

#DurantKobeLogoman	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum	$2,110,600	$20,100	211,060	$50	$2,090,450
Offering to commence immediately following qualification	Total Maximum	$2,447,500	$25,475	244,750	$331,575	$2,090,450

#McDavidGreenPMG	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (30)	$110,500	$1,995	11,050	$155	$108,350
Offering to commence immediately following qualification	Total Maximum (30)	$133,100	$2,331	13,310	$22,419	$108,350

#NolanRyan1968ToppsPSA8.5	Per Unit	$10.00	$0.10
Date Qualified: Pending	Total Minimum (31)	$18,850	$1,166	1,885	$35	$17,650
Offering to commence immediately following qualification	Total Maximum (31)	$22,000	$1,220	2,200	$3,130	$17,650

During the preceding 12 month period, the Company has qualified (but not yet closed), closed offerings and the proposed new offerings in an aggregate amount of $38,671,075.

(1) Dalmore will be acting as a broker of record and entitled to a Brokerage Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Broker” and “– Fees and Expenses” for additional information.

(2) We expect to engage a firm to act either as a transfer agent or as custodian of interests and hold accounts for interest holders in connection with the Company’s Offerings (either, a “Custodian”). It is anticipated that the Custodian will be entitled to a Custody Fee as reflected herein and described in greater detail under “Plan of Distribution and Subscription Procedure – Custodian” and “– Fees and Expenses” for additional information.

(3) No underwriter has been engaged in connection with the Offering (as defined below) and neither the BOR, nor any other entity, receives a finder’ fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests (as defined below).

(4) See “USE OF PROCEEDS”. The Manager may receive interests in a Series in satisfaction of all or a portion of its Sourcing Fee. The Manager also will purchase a 0.5% interest in each Series. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy any Total Minimum or for any other reason in order to close an Offering. Units received by the Manager in satisfaction of the Sourcing Fee are not reflected in the Total Minimum Number of Units but are reflected in the Total Maximum Number of Units. Also, neither Total Minimum nor Total Maximum “Proceeds to Issuer” or “Proceeds to Other Persons” reflect any amount that theoretically would be received/paid by the Issuer as a result of the Manager receiving all or a portion of its Sourcing Fee in units.

(5) Asset seller is obtaining interests in the Series based upon retaining 10% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $75,000, resulting in the Asset Seller being issued 1,500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $87,400 (17,480 units) and a Total Maximum of $95,000 (19,000 units).

(6) Asset seller is obtaining interests in the Series based upon retaining 50.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $65,000, resulting in the Asset Seller being issued 3250 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $77,200 (7,720 units) and a Total Maximum of $83,350 (8,335 units).

(7) Asset seller is obtaining interests in the Series based upon retaining 25.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $100,000, resulting in the Asset Seller being issued 2500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $118,250 (11,825 units) and a Total Maximum of $129,000 (12,900 units).

(8) Asset seller is obtaining interests in the Series based upon retaining 70.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $67,000, resulting in the Asset Seller being issued 4690 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $79,400 (7,940 units) and a Total Maximum of $86,600 (8,660 units).

(9) Asset seller is obtaining interests in the Series based upon retaining 90.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $700,000, resulting in the Asset Seller being issued 63000 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $778,000 (77,800 units) and a Total Maximum of $848,000 (84,800 units).

(10) Asset seller is obtaining interests in the Series based upon retaining 10.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $50,000, resulting in the Asset Seller being issued 500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $60,000 (6,000 units) and a Total Maximum of $68,500 (6,850 units).

(11) Asset seller is obtaining interests in the Series based upon retaining 55% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $150,000, resulting in the Asset Seller being issued 8,250 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $172,400 (17,240 units) and a Total Maximum of $186,000 (18,600 units).

(12) Asset seller is obtaining interests in the Series based upon retaining 73% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $55,000, resulting in the Asset Seller being issued 4,015 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $66,600 (6,660 units) and a Total Maximum of $73,600 (7,360 units).

(13) Asset seller is obtaining interests in the Series based upon retaining 5% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $60,000, resulting in the Asset Seller being issued 300 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $70,350 (7,035 units) and a Total Maximum of $74,600 (7,460 units).

(14) Asset seller is obtaining interests in the Series based upon retaining 25% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $92,000, resulting in the Asset Seller being issued 2,300 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $105,420 (10,542 units) and a Total Maximum of $111,520 (11,152 units).

(15) Asset seller is obtaining interests in the Series based upon retaining 20% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $56,000, resulting in the Asset Seller being issued 2,240 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $65,595 (13,119 units) and a Total Maximum of $71,300 (14,260 units).

(16) Asset seller is obtaining interests in the Series based upon retaining 5.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $45,000, resulting in the Asset Seller being issued 225 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $54,100 (5,410 units) and a Total Maximum of $57,850 (5,785 units).

(17) Asset seller is obtaining interests in the Series based upon retaining 25.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $400,000, resulting in the Asset Seller being issued 10000 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $468,500 (46,850 units) and a Total Maximum of $519,000 (51,900 units).

(18) Asset seller is obtaining interests in the Series based upon retaining 20.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $80,000, resulting in the Asset Seller being issued 1,600 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $94,950 (9,495 units) and a Total Maximum of $101,400 (10,140 units).

(19) Asset seller is obtaining interests in the Series based upon retaining 55 % of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $1,800,000, resulting in the Asset Seller being issued 99,000 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $2,029,000 (202,900 units) and a Total Maximum of $2,173,000 (217,300 units).

(20) Asset seller is obtaining interests in the Series based upon retaining 45.00% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $72,000, resulting in the Asset Seller being issued 3240 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $85,430 (8,543 units) and a Total Maximum of $94,930 (9,493 units).

(21) Asset seller is obtaining interests in the Series based upon retaining 0.53% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $190,000, resulting in the Asset Seller being issued 10,000 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $222,770 (22,277 units) and a Total Maximum of $258,100 (25,810 units).

(22) Asset seller is obtaining interests in the Series based upon retaining 0.50% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $120,000, resulting in the Asset Seller being issued 6,000 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $141,750 (14,750 units) and a Total Maximum of $152,000 (15,200 units).

(23) Asset seller is obtaining interests in the Series based upon retaining 0.25% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $60,000, resulting in the Asset Seller being issued 1,500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $71,600 (7,160 units) and a Total Maximum of $83,100 (8,310 units).

(24) Asset seller is obtaining interests in the Series based upon retaining 0.15% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $110,000, resulting in the Asset Seller being issued 1,650 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $130,050 (13,005 units) and a Total Maximum of $150,700 (15,070 units).

(25) Asset seller is obtaining interests in the Series based upon retaining 0.50% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $67,500, resulting in the Asset Seller being issued 3,375 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $80,400 (8,040 units) and a Total Maximum of $90,850 (9,085 units).

(26) Asset seller is obtaining interests in the Series based upon retaining 0.10% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $210,000, resulting in the Asset Seller being issued 2,100 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $247,300 (24,730 units) and a Total Maximum of $287,500 (28,750 units).

(27) Asset seller is obtaining interests in the Series based upon retaining 0.10% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $350,000, resulting in the Asset Seller being issued 3,500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $410,650 (41,065 units) and a Total Maximum of $476,600 (47,660 units).

(28) Asset seller is obtaining interests in the Series based upon retaining 0.10% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $115,000, resulting in the Asset Seller being issued 1,150 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $135,950 (13,595 units) and a Total Maximum of $158,200 (15,820 units).

(29) Asset seller is obtaining interests in the Series based upon retaining 0.20% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $50,000, resulting in the Asset Seller being issued 1,000 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $60,000 (6,000 units) and a Total Maximum of $69,000 (6,900 units).

(30) Asset seller is obtaining interests in the Series based upon retaining 0.25% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $130,000, resulting in the Asset Seller being issued 3,250 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $153,400 (15,340 units) and a Total Maximum of $176,000 (17,600 units).

(31) Asset seller is obtaining interests in the Series based upon retaining 0.25% of the specified value of the Underlying Asset. The value of the Underlying Asset was established at $20,000, resulting in the Asset Seller being issued 500 units for the retained interest. The table reflects only those units being offered and issued to purchasers other than: (i) the asset seller in satisfaction of seller’s retained equity interest and (ii) the Manager in satisfaction of any portion of the Manager’s Sourcing Fee that is to be received in units. The addition of those units would result in a Total Minimum of $24,850 (2,485 units) and a Total Maximum of $28,000 (2,800 units).

The Company is managed by CS Asset Manager, LLC, a Delaware limited liability company (the “Manager”).

The Company’s core business is the identification, acquisition, marketing and management of memorabilia and collectible items, collectively referred to as “Memorabilia Assets” or the “Asset Class,” for the benefit of the investors. The Series assets referenced in the “Use of Proceeds” section may be referred to herein, collectively, as the “Underlying Assets” or each, individually, as an “Underlying Asset.” Any individuals, dealers or auction company that owns an Underlying Asset prior to a purchase of an Underlying Asset by the Company in advance of a potential offering or the closing of an offering from which proceeds are used to acquire the Underlying Asset may be referred to herein as an “Asset Seller.” See “Description of the Business” for additional information regarding Asset Classes.

The Manager also serves as the asset manager (the “Asset Manager”) for each Series of the Company and provides services to the Underlying Assets in accordance with each Series’ asset management agreement.

Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally. We do not anticipate that any Series will own any assets other than the Underlying Asset associated with that Series. However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale.

A purchaser of the Interests may be referred to herein as an “Investor” or “Interest Holder.” There will be a separate closing with respect to each Offering (each, a “Closing”). The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If a Closing has not occurred, an Offering will be terminated upon the earlier of: (i) the date which is one year (which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion) from the date the Offering Circular or Amendment, as applicable, that is applicable to that Series is qualified by the U.S. Securities and Exchange Commission (the “Commission”); or (ii) any date on which the Manager elects to terminate the Offering for a particular Series in its sole discretion.

No securities are being offered by existing security-holders.

A purchase of Interests in a Series does not constitute an investment in either the Company or an Underlying Asset directly, or in any other Series of Interest. This results in Investors having limited voting rights, which are solely related to a particular Series, and are further limited by the Amended and Restated Limited Liability Company Agreement of the Company (as amended from time to time, the “Operating Agreement”), described further in this Offering Circular. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for “cause”. The Manager and the Asset Manager thus retain significant control over the management of the Company, each Series and the Underlying Assets. Furthermore, because the Interests in a Series do not constitute an investment in the Company as a whole, holders of the Interests in a Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in a Series will not be identical to owning a direct undivided interest in an Underlying Asset.

There is currently no public trading market for any Interests, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Interests at any price. Even if a public or private market does develop, the market price could decline below the amount you paid for your Interests.

The Interests offered hereby involve a high degree of risk and are highly speculative in nature, and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the investment objectives or any Series will be achieved or that an active secondary market would ever develop for the Interests, whether via third party registered broker-dealers or otherwise. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. See the “Risk Factors” section of the Offering Circular.

This Offering Circular incorporates important business and financial information about the Company from other documents that we have filed with the Commission and that are contained in or incorporated by reference into this Offering Circular. For a listing of documents incorporated by reference into this Offering Circular, please see the section titled “Where To Find Additional Information” beginning on page 268 of this Offering Circular. This information is available for you to review through the SEC’s website at http://www.sec.gov. You can obtain copies of this Offering Circular and any of the documents incorporated by reference into this offering circular, without charge, by requesting them in writing or by telephone from the Company as set forth in “Where To Find Additional Information”.

GENERALLY, NO SALE MAY BE MADE TO YOU IN ANY OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO HTTP://WWW.INVESTOR.GOV.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

TABLE OF CONTENTS

COLLECTABLE SPORTS ASSETS, LLC

i

EXHIBITS TO OFFERING CIRCULAR

1.	Form of Subscription Agreement
2.	Escrow Agreement

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

This Offering Circular is part of the Offering Statement on Form 1-A (File No. 024-11178) that was qualified by the Commission on July 22, 2020 (the “Offering Statement”). We hereby incorporate by reference into this Offering Circular the information contained in the following filing with the Commission by Collectable Sports Assets, LLC, to the extent not otherwise modified or replaced by a subsequent filing:

●	The following sections of the Company’s Annual Report on Form 1-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on May 3, 2022 (the “2021 Annual Report”):

○	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing on pages 226 through 228 of the 2021 Annual Report

○	“Directors and Officers” appearing on pages 13 through 16 of the 2021 Annual Report

○	“Security Ownership of Management and Certain Securityholders” appearing on pages 17 through 26 of the 2021 Annual Report

○	Financial Statements and Accompanying Notes for the Fiscal Years ended December 31, 2021 and 2020 appearing on pages F-1 through F-158 of the 2021 Annual Report

See “Where to Find Additional Information” at page 268 of this Offering Circular.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager and each Series of the Company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company or the Manager will be as currently anticipated. These forward-looking statements are not guarantees of future performance and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Among such risks, trends and other uncertainties, which in some instances are beyond our control, are:

●	Our ability to identify genuine items of sports memorabilia and appropriately price and purchase them;

●	Our ability to develop and implement programs that will generate revenues from the assets that are acquired;

●	Our ability to monetize any assets that we acquire at an appropriate time;

●	The volatility of the sports memorabilia markets;

●	Our ability to manage the expenses associated with owning, insuring and maintaining the assets that we acquire;

●	The impact and duration of adverse conditions in certain aspects of the economy affecting the economy in general and the sports memorabilia business, in particular;

●	Competition; and

●	Other risks detailed from time to time in our publicly filed documents.

The list of risks and uncertainties set forth above is only a summary of what we believe are some of the most important factors and is not intended to be exhaustive. You should carefully review the risks and information contained in this Offering Circular and any accompanying supplement, including, without limitation, the “Risk Factors” section of this Offering Circular. New factors may also emerge from time to time that could materially and adversely affect us. All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. These forward-looking statements speak only as of the date of this Offering Circular or the date of any applicable supplement. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Trademarks and Trade Names

From time to time, we own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Offering Circular may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this Offering Circular is not intended to, and does not imply, a relationship with us or an endorsement or sponsorship by or of us. Solely for convenience, the trademarks, service marks and trade names referred to in this Offering Circular may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Additional Information

You should rely only on the information contained in or incorporated by reference in this Offering Circular. See “Where To Find Additional Information” beginning on page 268 of this Offering Circular. We have not authorized anyone to provide you with additional information or information different from that contained in this Offering Circular filed with the Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, certain Series of Interests only in jurisdictions where offers and sales are permitted. This Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor may there be any sales of these securities in, any state or other jurisdiction in which such offer, solicitation or sale would be unlawful before registration or qualification of the offer and sale under the laws of such state or jurisdiction. The information contained in this Offering Circular is accurate only as of the date of this document, regardless of the time of delivery of this Offering Circular or any sale of a Series of Interests. Our business, financial condition, results of operations, and prospects may have changed since that date.

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere herein, specifically, the section entitled “Use of Proceeds.” and, in the Exhibits, hereto. You should read the entire Offering Circular and carefully consider, among other things, the matters set forth in the section captioned “Risk Factors.” You are encouraged to seek the advice of your attorney, tax consultant, and business advisor with respect to the legal, tax, and business aspects of an investment in the Interests. All references in this Offering Circular to “$” or “dollars” are to United States dollars.

The Company:	The Company is Collectable Sports Assets, LLC, a Delaware series limited liability company formed January 16, 2020.

Underlying Assets and Offering Price Per Interest:

It is anticipated that the Company’s core business will be the identification, acquisition, marketing and management of memorabilia and collectable items, the Memorabilia Asset, as the Underlying Assets of the Company. It is not anticipated that any Series would own any assets other than its respective Underlying Asset. Any excess cash raised from an Offering will be released to the Manager to pay maintenance, storage, insurance and other expenses pertaining to the respective Underlying Assets The Underlying Asset for each Series that currently is being offered by this Offering Circular and the Offering Price per Interest for each Series is detailed in the Anticipated Use of Proceeds section of this Offering Circular. The Offering Price per Share for each Series is detailed in the Use of Proceeds section of this Offering Circular.

The Offering Price per share for each Series will be fixed and it would not be anticipated that future Shares in that Series would be sold after the release of proceeds from the escrow of the Closing.

Securities offered:	Investors will acquire membership interests in a Series of the Company, each of which is intended to be separate for purposes of assets and liabilities. It is intended that owners of Interest in a Series will only have an interest in assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series. For example, an owner of Interests in Series #MANTLE52TOPPSPSA7 will only have an interest in the assets, liabilities, profits and losses pertaining to the Series # MANTLE52TOPPSPSA7 and its related operations. See the “Description of Interests Offered” section for further details. The Interests will be non-voting except with respect to certain matters set forth in the Amended and Restated Limited Liability Company Agreement of the Company (as amended from time to time, the “Operating Agreement”). Investors may not vote on any matter except: (1) the removal of the Manager; (2) the dissolution of the Company upon the for-cause removal of the Manager, and (3) an amendment to the Operating Agreement that would

	●	enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;

	●	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

	●	change the situations in which the Company and any Series can be dissolved or terminated;

	●	change the term of the Company (other than the circumstances provided in the Operating Agreement); or

	●	give any person the right to dissolve the Company.

The purchase of membership interests in a Series of the Company is an investment only in that Series (and with respect to that Series’ Underlying Asset) and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) Collectable Technologies, Inc., (iv) the Manager, (v) the Asset Manager or (vi) the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests.

Investors:	Each Investor must be a “qualified purchaser”. See “Plan of Distribution and Subscription Procedure – Investor Suitability Standards” for further details. The Manager may, in its sole discretion, decline to admit any prospective Investor, or accept only a portion of such Investor’s subscription, regardless of whether such person is a “qualified purchaser”. Furthermore, the Manager anticipates only accepting subscriptions from prospective Investors located in states where the BOR is registered.

Manager:	CS Asset Manager, LLC, a Delaware limited liability company, will be the Manager of the Company and of each Series. The Manager, together with its affiliates, will own a minimum of 0.5% of each Series upon the Closing of an Offering.

Advisory Board:	The Manager intends to assemble a network of advisors with experience in the asset class (an “Advisory Board”) to assist the Manager in identifying, acquiring and managing collectible Underlying Assets.

Broker:	We have an agreement with Dalmore Group, LLC (Dalmore), a New York limited liability company (“Dalmore” or the “BOR”). The BOR will be acting as broker of record and is entitled to a Brokerage Fee as reflected herein. The sale of membership interests is being facilitated by the BOR, a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and member of FINRA and SIPC, and is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer. For the avoidance of doubt, the BOR does not and will not solicit purchases of Interests or make any recommendations regarding the Interests to prospective investors.

Custodian:	The Company expects to enter into an agreement with a firm to act as Custodian (which also may be a transfer agent) the purpose of holding the Interests issued in any of the Company’s offerings (the “Custody Agreement”). Each Investors’ account will be created upon the signing of the agreement with the Custodian and all Investors who previously purchased Interests in Offerings of the Company, ongoing or closed, would be required to opt in to allow the creation of an account for them.

Minimum and Maximum Interest purchase:	The minimum subscription by an Investor is one (1) Interest in a Series and the maximum subscription by any Investor (other than with respect to Asset Sellers who are retaining an equity interest in an Underlying Asset) is for Interests representing 10% of the total Interests of a Series, although such maximum thresholds may be waived by the Manager in its sole discretion. Such limits do not apply to the Manager and/or affiliates of the Manager. The Manager and/or its affiliates must purchase a minimum of 0.5% of Interests of each Series at the Closing of each Offering. The Manager may purchase greater than 2% of Interests of any Series (including in excess of 10% of any Series) at the applicable Closing, in its sole discretion. The purchase price, the Offering Price per Interest times the number of Interests purchased, will be payable in cash at the time of subscription.

Offering size:	The Company may offer a Total Minimum and a Total Maximum of Interests in each Series Offering as set forth above and as detailed for each Series in the “Anticipated Use of Proceeds” section of this Offering Circular. The Manager and/or its affiliates must own a minimum of 0.5% of Interests of each Series at the Closing of its applicable Offering.

Escrow Agent:	North Capital Private Securities Corporation (“NCPS”) a Delaware corporation.

Escrow:	The subscription funds advanced by prospective Investors as part of the subscription process will be held in a non-interest-bearing escrow account with Escrow Agent and will not be commingled with the operating account of any Series, until if and when there is a Closing with respect to that Investor.

When the Escrow Agent has received instructions from the Manager or the BOR that the Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the Series. Amounts paid to the Escrow Agent are categorized as Offering Expenses.

If the applicable Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest. Any costs and expenses associated with a terminated offering will be borne by the Manager.

Offering Period:	There will be a separate closing for each Offering. The Closing of an Offering for a particular Series will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests of such Series have been accepted by the Manager or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If the Closing for a Series has not occurred, the applicable Offering shall be terminated upon the earlier of: (i) the date which is one year (which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion) from the date this Offering Circular, or an Amendment, as applicable, that is applicable to a particular Series, is qualified by the Commission; or (ii) any date on which the Manager elects to terminate such Offering in its sole discretion. When a Series enters into a purchase option agreement or consignment agreement, the Closing may not occur if the Series does not exercise the purchase option before the expiration date of the purchase option agreement or consignment agreement.

See “Plan of Distribution and Subscription Procedure – How to Subscribe” for more details.

Price per Share	For all offerings, the price per share is set forth in the Series Overview Table set forth on the Cover of this Offering Circular.

Lock-Up Period:	Upon the Closing of an Offering for a particular Series, a 60-day lock-up period will commence starting the day of the Closing, before Interests in the particular Series may be transferred by any Investor in such Series. That lock-up period, in the discretion of the Manager, may be reduced or waived in its entirety upon two (2) business-days’ notice to the holders of the Interests.

Additional Investors:	The Asset Seller may purchase a portion of the Interests in each Series or may be offered Interests of such Series as a portion of the purchase price for such Underlying Asset. There is also no limit on the amount that the Manager or Asset Manager may invest in any Series.

Anticipated Use of proceeds:	The proceeds received by a Series from its respective Offering will be applied in the following order of priority upon the Closing:

	(i)	Brokerage Fee: A fee payable to the BOR equal to 1.00% of the gross proceeds of each Offering as compensation for brokerage services;

	(ii)	Acquisition Cost of the Underlying Asset: Actual cost of the Underlying Asset paid to the Asset Sellers (which may have occurred prior to the Closing). The Company will typically acquire Underlying Assets through the following methods:

		1)	Consignment – the Company enters into an agreement with an Asset Seller to market an Underlying Asset. The owner of the Underlying Asset, the “consignor,” retains full ownership of the Underlying Asset until the related Series closes. Upon closing the Series, the consignor will be paid the consignment price established by the consignor.

		2)	Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the offering related to the Series

		3)	Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

		4)	Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset.

The Company’s acquisition method for each Underlying Asset is noted the “Anticipated Use of Proceeds” section of this Offering Circular.

	(iii)	Offering Expenses: In general, these costs include actual legal, accounting, escrow, filing, wire-transfer, compliance costs and custody fees incurred by the Company in connection with an Offering (and excludes ongoing costs described in Operating Expenses), as applicable, paid to legal advisors, brokerage, escrow, underwriters, printing, financial institutions, accounting firms and the Custodian, as the case may be.

	(iv)	Acquisition Expenses: These include costs associated with the evaluation, investigation and acquisition of the Underlying Asset, plus any interest accrued on loans made to the Company by the Manager or the Asset Manager, an affiliate of the Manager or Asset Manager, a director, an officer or a third party for funds used to acquire the Underlying Asset or any options in respect of such purchase. Except as otherwise noted, any such loans to affiliates of the Company accrue interest at the Applicable Federal Rate (as defined in the Internal Revenue Code of 1986 as amended (the “Code”)) and other loans and options accrue as described herein.

	(v)	Sourcing Fee to the Manager: A fee paid to the Manager as compensation for identifying and managing the acquisition of the Underlying Asset, not to exceed the maximum Sourcing Fee for the applicable Series, as detailed in the “Anticipated Use of Proceeds” section of this Offering Circular with respect to each Series. The Manager or the Asset Manager pays the Offering Expenses and Acquisition Expenses on behalf of each Series and may be reimbursed, in whole or in part, by the Series from the proceeds of a successful Offering. See “Anticipated Use of Proceeds” and “Plan of Distribution and Subscription Procedure – Fees and Expenses” sections for further details.

Operating expenses:	Operating Expenses are costs and expenses, allocated in accordance with the Company’s expense allocation policy (see “Description of the Business – Allocations of Expenses” section), attributable to the activities of each Series including:

	●	costs incurred in managing the Underlying Asset, including, but not limited to storage, maintenance and transportation costs (other than transportation costs described in Acquisition Expenses);

● costs incurred in preparing any reports and accounts of the Series, including any tax filings and any annual audit of the accounts of the Series (if applicable) or costs payable to any third-party registrar or transfer agent and any reports to be filed with the Commission including periodic reports on Forms 1-K, 1-SA and 1-U;

● any indemnification payments; and

● any and all insurance premiums or expenses in connection with the Underlying Asset, including insurance required for utilization at and transportation of the Underlying Asset to events under any Premium Membership Programs (as described in “Description of the Business – Business of the Company”) that we might develop (excluding any insurance taken out by a corporate sponsor or individual paying to showcase an asset at an event but including, if obtained, directors and officers insurance of the directors and officers of the Manager or the Asset Manager).

The Manager or the Asset Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing with respect to each offering notated in the “ANTICIPATED USE OF PROCEEDS” section of this Offering Circular.

Operating Expenses of a Series incurred post-Closing shall be the responsibility of the applicable Series. However, if the Operating Expenses of a particular Series exceed the amount of reserves retained by or revenues generated from the applicable Underlying Asset (an “Operating Expenses Reimbursement Obligation”), the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), and/or or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts.

No Series generated any revenues and we don’t expect any Series to generate any revenue until early 2021, if at all, and expect each Series to incur Operating Expenses Reimbursement Obligations, or for the Manager or the Asset Manager to pay such Operating Expenses incurred and not seek reimbursement, to the extent such Series does not have sufficient reserves for such expenses. See discussion of “Description of the Business – Operating Expenses” for additional information.

Further issuance of Interests:	A further issuance of Interests of a Series may be made in the event the Operating Expenses of that Series exceed the income generated from its Underlying Asset and cash reserves of that Series. This may occur if the Company does not take out sufficient amounts under an Operating Expenses Reimbursement Obligation or if the Manager or the Asset Manager does not pay for such Operating Expenses without seeking reimbursement. In addition, the Operating Agreement gives the Manager the authority to cause the Company to issue Interests to Investors as well as to other Persons for less than the original offering price (or no consideration) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests. Such issuances may result in dilution to Investors. See “Dilution” for additional information.

Asset Manager:	CS Asset Manager, LLC, which serves as the Manager, also will serve as the asset manager responsible for managing each Series’ Underlying Asset (the “Asset Manager”) as described in the Asset Management Agreement for each Series.

Platform and Templum ATS	The Sponsor owns and operates a mobile app-based and web browser-based investment platform (the “Platform”) through which substantially all of the sales of the Shares are expected to be executed and through which resale transactions may be initiated for execution by registered broker-dealers during Trading Windows (as defined below). On ●, the Templum Markets ATS (the “Templum ATS”) was launched as a venue available for facilitating resale transactions in securities such as the Series Shares. The Templum ATS is an electronic alternative trading system with a Form ATS on file with the Commission and is owned and operated by Templum Markets LLC (“Templum”), a registered broker-dealer and member of FINRA and SIPC. Registered broker-dealers and certain institutional customers who become members of the Templum ATS, including the Executing Broker, will have access to the Templum ATS. The Templum ATS is not accessible to non-members or the general public, and Investors will have no direct interaction with Templum. When trading through the Templum ATS, which is presently expected to be available with respect to our Series Shares, Investors submit bid and ask quotes on the Platform to purchase or sell Shares, with any transactions to be executed by the Executing Broker and matched through the Templum ATS. Resale transactions in other Series of Shares will continue to be effectuated through the Platform during Trading Windows until the Templum ATS is available for facilitating resale transactions in such Series of Shares. We expect that resale transactions with respect to all Series of Shares will be effectuated through the Templum ATS beginning in the first quarter of 2022. See “Description of the Business – Liquidity Platform” below for additional information on the execution of resale transactions.

Free Cash Flow:	Free Cash Flow for a particular Series equals its net income as determined under U.S. generally accepted accounting principles, (“GAAP”), plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) less any capital expenditures related to its Underlying Asset. The Manager may maintain Free Cash Flow funds in separate deposit accounts or investment accounts for the benefit of each Series.

Performance and Management Fees:	As compensation for the services provided by the Asset Manager under the Asset Management Agreement for each Series, the Asset Manager will be paid a semi-annual fee of up to 50% of any Free Cash Flow generated by a particular Series. The Management Fee will only become due and payable if there is sufficient Free Cash Flow to distribute as described in Distribution Rights below. In Series created after May 15, 2022, the Manager also will be entitled to receive on a monthly basis a Management Fee of up to 0.167% of the Series NAV. In addition, for Curated Portfolios, annually, based upon determination of NAV as of December 31, the Manager will be entitled to receive a Performance Fee of up to 20% of the increase NAV over the NAV of the portfolio as of the preceding December 31. If that amount is negative, the Manager will not be entitled to a Performance Fee until such time as the NAV of the portfolio exceeds the highest previously determined NAV as of any December 31 (the "high water mark"). If the NAV is higher than the 'high-water mark' and higher than the NAV at the prior year-end, the Manager is entitled to a Performance Fee calculated as 20% of the increase in NAV which is higher than both the prior year-end and high-water mark. See “Net Asset Value Calculation and Valuation Guidelines”. For tax and accounting purposes any Performance Fee and Management Fee will be accounted for as an expense on the books of the Series.

Distribution Rights:	The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders of a Series. Any Free Cash Flow generated by a Series from the utilization of its Underlying Asset shall be applied by that Series in the following order of priority:

● repay any amounts outstanding under Operating Expenses Reimbursement Obligations for that Series, plus accrued interest;

● thereafter to create such reserves for that Series as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses of that Series; and;

● thereafter, no less than 50% (net of any income taxes applicable to that Series) by way of distribution to the Interest Holders of that Series, which may include the Asset Sellers of its Underlying Asset or the Manager or any of its affiliates, and;

● up to 50% to the Asset Manager in payment of the Management Fee for that Series.

Timing of Distributions:	The Manager may make semi-annual distributions of Free Cash Flow remaining to Interest Holders of a Series, subject to the Manager’s right, in its sole discretion, to withhold distributions, including the Management Fee, to meet anticipated costs and liabilities of such Series. The Manager may change the timing of potential distributions to a Series in its sole discretion.

Fiduciary Duties:	The Manager may not be liable to the Company, any Series or the Investors for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, since provision has been made in the Operating Agreement for exculpation of the Manager. Therefore, Investors have a more limited right of action than they would have absent the limitation in the Operating Agreement.

Indemnification:	None of the Manager, or its affiliates, the Company, the Asset Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, the Company or the Asset Manager, members of the Advisory Board, nor persons acting at the request of the Company or any Series in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Interest Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or a Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

The Company or, where relevant, each Series of the Company (whether offered hereunder or otherwise) will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence. Unless attributable to a specific Series or a specific Underlying Asset, the costs of meeting any indemnification will be allocated pro rata across each Series based on the value of each Underlying Asset.

Transfers:	The Manager may refuse a transfer by an Interest Holder of its Interest if such transfer would result in (a) there being more than 2,000 beneficial owners in a Series or more than 500 beneficial owners that are not “accredited investors”, (b) the assets of a Series being deemed plan assets for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of a Series, (d) result in a change of U.S. federal income tax treatment of the Company and/or a Series, or (e) the Company, any Series, the Manager, its affiliates, or the Asset Manager being subject to additional regulatory requirements. Furthermore, transfers of Interests may only be effected pursuant to exemptions from registration under the Securities Act of 1933, as amended (the “Securities Act”) and permitted by applicable state securities laws. See “Description of Interests Offered – Transfer Restrictions” for more information.

Governing law:	To the fullest extent permitted by applicable law, the Company and the Operating Agreement will be governed by Delaware law and any dispute in relation to the Company and the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except where federal law requires that certain claims be brought in federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the Delaware exclusive forum provision set forth in the Operating Agreement will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Exchange Act or the Securities Act, respectively, or the respective rules and regulations promulgated thereunder, or otherwise limit the rights of any Investor to bring any claim under such laws, rules or regulations in any United States federal district court of competent jurisdiction. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement, it would be required to do so in the Delaware Court of Chancery to the extent the claim is not vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or for which the Delaware Court of Chancery does not have subject matter jurisdiction, or where exclusive jurisdiction is not permitted under applicable law.

Certain Tax Considerations	The Company expects to be treated as a partnership for U.S. federal income tax purposes and for each Series to be treated as either a partnership or as a disregarded entity. None of the Company or any Series that were qualified prior to January 1, 2022 will elect to be taxed as a corporation. As a partnership, the Company itself generally will not be subject to U.S. federal income tax. Rather, each Member will be required to report on its own federal income tax return its allocable share (based upon allocation to each particular Series) of the Company’s items of taxable income, gain, loss, deduction and credit for the taxable year of the Company ending with or within the taxable year of such Member, regardless of whether or not cash or other property is distributed to such Member. Prospective investors should also be aware that their ability to utilize their allocable shares of losses, if any, from the Company or any Series to offset other income may be limited by a variety of Internal Revenue Code provisions, and that, in general, the taxation of partnerships and their partners is extremely complex. Each prospective investor is urged to consult with its own tax advisor as to the tax consequences of an investment in any Series. Series that are qualified on or after January 1, 2022, however, will elect to be treated as corporations and, therefore, will pay taxes at the entity level. Investors will pay taxes only upon distributions made to them by the Series or when the sell their Interests. See “MATERIAL UNITED STATES TAX CONSIDERATIONS.”

RISK FACTORS

The Interests offered hereby are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. There can be no assurance that the Company’s investment objectives will be achieved or that an active secondary market would ever develop for the Interests, whether via third party registered broker-dealers or otherwise. The risks described in this section should not be considered an exhaustive list of the risks that prospective Investors should consider before investing in the Interests. Additional risks and uncertainties not presently known to us or not presently deemed material by us might also impair our operations and performance and/or the value of the Interests. If any of these risks actually occurs, the value of the Interests may be materially adversely affected. Prospective Investors should obtain their own legal and tax advice prior to making an investment in the Interests and should be aware that an investment in the Interests may be exposed to other risks of an exceptional nature from time to time. The following considerations are among those that should be carefully evaluated before making an investment in the Interests.

Risks relating to the structure, operation and performance of the Company

An investment in an Offering constitutes only an investment in that Series and not in the Company or directly in any Underlying Asset.

An Investor in an Offering will acquire an ownership interest in the Series of Interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) the Manager, (iv) the Asset Manager or (v) directly in the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests. This results in limited voting rights of the Investor, which are solely related to a particular Series and are further limited by the Operating Agreement of the Company, described further in this Offering Circular. Investors will have voting rights only with respect to certain matters, primarily relating to amendments to the Operating Agreement that would adversely change the rights of the Interest Holders and removal of the Manager for “cause”. The Manager and the Asset Manager thus retain significant control over the management of the Company and the Underlying Asset. Furthermore, because the Interests in the Series do not constitute an investment in the Company as a whole, holders of the Interests in the Series are not expected to receive any economic benefit from, or be subject to the liabilities of, the assets of any other Series. In addition, the economic interest of a holder in the Series will not be identical to owning a direct undivided interest in an Underlying Asset because, among other things, a Series qualified after January 1, 2022, will be required to pay corporate taxes before distributions are made to the holders, and the Asset Manager will receive a fee in respect of its management of the Underlying Asset.

There is currently no active trading market for our securities and there can be no guarantee that any liquidity mechanism for secondary sales of Shares will develop on our platform or the Templum ATS in the manner described or that registered broker-dealers will desire to facilitate liquidity in the Shares for a level of fees that would be acceptable to Investors or at all, that such Trading Windows will occur with high frequency if at all, that a market-clearing price (e.g., a price at which there is overlap between bid and ask prices) will be established during any Trading Window or that any buy or sell orders will be filled.

Currently, no active trading market for our Interests exists, and an active market may not develop or be sustained, whether public or private. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Shares at any price. Although there is a possibility that the Platform, which is a discretionary and irregular matching service of a registered broker-dealer, or the Templum ATS, which is a venue for facilitating secondary trading of Interests of certain Series via a non-discretionary matching service (see “Description of the Business – Liquidity Platform” for additional information), may permit some liquidity, neither the Platform nor the Templum ATS operates like a stock exchange or other traditional trading markets. The Trading Windows (as described in “Description of the Business – Liquidity Platform”) for Interests may occur infrequently and may be open for only short time periods. There can be no assurance that a matching transaction will be found for any given Investor who attempts to purchase or sell an Interest during a Trading Window. Furthermore, there can be no guarantee that any broker will continue to provide these services or that the Company or the Manager will pay any fees or other amounts that would be required to maintain that service. Without any such matching service, it may be difficult or impossible for you to dispose of your Interests, and even if there is such a matching service you might not be able to effect a resale at a desired price or at all. Accordingly, you may have no liquidity for your Interests, particularly if the Underlying Asset in respect of those Interests is never sold. Even if a public or private market were to develop, the market price could decline below the amount you paid for your Interests.

There may be state law restrictions on an Investor’s ability to sell the Interests.

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stock brokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. Also, the broker must be registered in that state. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by the broker-dealers, if any, who agree to serve as the market-makers for our Interests. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Interests. In addition, Tier 2 of Regulation A limits qualified resales of our Interests to 30% of the aggregate offering price of a particular offering. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification, or opinions to our satisfaction that no such registration or qualification is required.

We have a limited operating history and, as a result, there is a limited amount of information about us on which to base an investment decision.

The Company, as well as the Manager, were formed within the last two years. No Series has generated any revenues (other than with respect to sales of Underlying Assets), and have a limited operating history upon which prospective Investors may evaluate their performance. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. No revenue models have been developed at the Company or Series level, and we do not expect either the Company or any of its Series to generate any revenues for some time. We will update the appropriate disclosure at such time as revenue models have been developed. See the “Management’s Discussion and Analysis” section for additional information. No guarantee can be given that the Company or any Series will achieve their investment objectives, that the value of the Underlying Asset will increase or that the Underlying Asset will be successfully monetized.

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series of Interests.

Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Series or future proposed Series of Interests. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives by acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing them together with previous interests to generate distributions for Investors. In addition, if the Company is unable to raise funding for additional Series of Interests, this may negatively affect any investors already holding interests as they will not see the benefits that might transpire from economies of scale following the acquisition by other Series of Interests of additional Underlying Assets and other monetization opportunities (e.g., hosting events with the collection of Underlying Assets, affiliate arrangements, or asset sponsorships).

We might not be able to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

There are few, if any, businesses that have pursued a strategy or investment objective similar to the Company’s.

We believe that the number of other companies that have crowdfunded collectibles or proposes to run a platform for crowdfunding of interests in collectibles is limited to date. The Company and the Interests may not gain market acceptance from potential Investors, potential Asset Sellers or service providers within the collectibles industry, including insurance companies, storage facilities or maintenance partners. This could result in an inability of the Manager to manage and monetize the Underlying Assets profitably. This could negatively affect the issuance of further Series of Interests and additional Underlying Assets being acquired by the Company. This would further inhibit market acceptance of the Company and if the Company does not acquire any additional Underlying Assets, Investors would not receive any benefits that might transpire from economies of scale (such as potential reduction in storage costs if large numbers of Underlying Assets are stored at one facility, possible group discounts on insurance, and the ability to monetize Underlying Assets through asset sponsorships, affiliate arrangements, membership events or other monetization opportunities, as described below, that would require the Company to own a substantial number of underlying assets).

The Offering amount exceeds the value of Underlying Asset.

The size of each Offering will exceed the purchase price of the Underlying Asset as at the date of such Offering because the proceeds of the Offering in excess of the purchase price of the Underlying Asset will be used to pay fees, costs and expenses incurred in making this Offering, as well as acquiring the Underlying Asset). If the Underlying Asset had to be sold and there had not been substantial appreciation of the Underlying Asset prior to such sale, there may not be sufficient proceeds from the sale of the Underlying Asset to repay Investors the amount of their initial investment (after first paying off any liabilities on the Underlying Asset at the time of the sale including but not limited to any outstanding Operating Expenses Reimbursement Obligation) or any additional profits in excess of this amount.

Excess Operating Expenses could materially and adversely affect the value of Interests and result in dilution to Investors.

Operating Expenses related to a particular Series incurred post-Closing are the responsibility of the Series. However, if the Operating Expenses of a particular Series exceed the amount of revenues generated from the Underlying Asset of that Series, the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the particular Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the applicable Underlying Asset (including those revenues that might be generated by a sale of the Underlying Asset(s)) (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in order to cover such additional amounts.

If there is an Operating Expenses Reimbursement Obligation, this reimbursable amount between related parties would be repaid from the Free Cash Flow generated by the applicable Series and could reduce the amount of any future distributions payable to Investors in that Series. If additional Interests are issued in a particular Series, this would dilute the current value of the Interests of that Series held by existing Investors and the amount of any future distributions payable to such existing Investors. Further, any additional issuance of Interests of a Series could result in dilution of the holders of that Series.

We are reliant on the Manager and Asset Manager and their respective personnel. Our business and operations could be adversely affected if the Manager or Asset Manager lose key personnel.

The successful operation of the Company (and therefore, the success of the Interests) is in part dependent on the ability of the Manager and the Asset Manager to source, acquire and manage the Underlying Assets. As the Company has only been in existence since January 2020 and is an early-stage startup company, it has no significant operating history that would evidence its ability to source, acquire, manage and utilize any Underlying Assets.

The success of the Company (and therefore, the Interests) will be highly dependent on the expertise and performance of the Manager and the Asset Manager and their respective teams, their expert network and other investment professionals (which include third party experts) to source, acquire, manage and monetize Underlying Assets. There can be no assurance that these individuals will continue to be associated with the Manager or the Asset Manager. The loss of the services of one or more of these individuals could have a material adverse effect on the Underlying Assets and, in particular, their ongoing management and use to support the investment of the Interest Holders.

Furthermore, the success of the Company and the value of the Interests is dependent on there being critical mass from the market for the Interests and also the Company being able to acquire a number of Underlying Assets in multiple Series of Interests so that the Investors can benefit from economies of scale that could transpire from holding more than one Underlying Asset (such as potential reduction in transport costs if a large number of Underlying Assets are transported at the same time). In the event that the Company is unable to source additional Underlying Assets due to, for example, competition for such Underlying Assets or lack of Underlying Assets available in the marketplace, then this could materially and negatively affect the success of the Company and each Series by hindering its ability to acquire additional Underlying Assets through the issuance of further Series of Interests and monetizing them, including through exhibiting the Underlying Assets at public events, including any Premium Membership Programs that might be developed in order to generate distributions for Investors.

The Manager and Asset Manager and certain of their affiliates may have conflicts of interest that could negatively affect the performance of a Series and of the Company.

The Manager and Asset Manager and their respective affiliates may have a number of matters on which they have positions that conflict with the interests of the Company and its Investors that could negatively affect the performance of a Series and of the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.”

If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same Series of Interests as them.

The Company is structured as a Delaware series limited liability company that issues a separate Series of Interests for each Underlying Asset. Each Series of Interest will merely be a separate Series and not a separate legal entity. Under the Delaware Limited Liability Company Act (the “LLC Act”), if certain conditions (as set forth in Section 18-215(b) of the LLC Act) are met, the liability of Investors holding one Series of Interests is segregated from the liability of Investors holding another Series of Interests and the assets of one Series of Interests are not available to satisfy the liabilities of other Series of Interests. Although this limitation of liability is recognized by the courts of Delaware, there is no guarantee that if challenged in the courts of another U.S. State or a foreign jurisdiction, such courts will uphold a similar interpretation of Delaware’s series limited liability company statute. While we are not aware of any jurisdiction not honoring this interpretation, some jurisdictions’ limited liability company statutes do not provide for series LLCs. Although series LLC legislation is increasingly being adopted, which should increase the likelihood that the separateness of the Series will be respected, there is uncertainty whether other jurisdictions will honor such interpretation. If the Company’s series limited liability company structure is not respected, then Investors may have to share any liabilities of the Company with all Investors and not just those who hold the same series of interests as them. Furthermore, while we intend to maintain separate and distinct records for each Series of Interests and account for them separately and otherwise meet the requirements of the LLC Act, it is possible a court could conclude that the methods used did not satisfy Section 18-215(b) of the LLC Act and thus potentially expose the assets of a particular Series to the liabilities of another Series of Interests. The consequence of this is that Investors may have to bear higher than anticipated expenses which would adversely affect the value of their Interests or the likelihood of any distributions being made by the Series to the Investors. In addition, we are not aware of any court case that has tested the limitations on inter-series liability provided by Section 18-215(b) in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series of Interests should be applied to meet the liabilities of the other Series of Interests or the liabilities of the Company generally where the assets of such other Series of Interests or of the Company generally are insufficient to meet our liabilities.

For the avoidance of doubt, at the time of this filing, none of the Series listed on the cover of the Offering Circular as (i) previously qualified but in the process of being amended or (i) new series awaiting qualification and not being offered has commenced operations, is capitalized and has any assets or liabilities and no Series will commence operations, be capitalized or have assets and liabilities until such time as a closing related to such Series has occurred.

If any fees, costs and expenses of the Company are not allocable to a specific Series of Interests, they will be borne proportionately across all the Series of Interests. Although the Manager will allocate fees, costs and expenses acting reasonably and in accordance with its allocation policy (see “Description of the Business – Allocations of Expenses” section), there may be situations where it is difficult to allocate fees, costs and expenses to a specific Series of Interests and therefore, there is a risk that a Series of Interests may bear a proportion of the fees, costs and expenses for a service or product for which another series of Interests received a disproportionately high benefit.

We maintain physical, technical, and administrative security measures designed to protect our systems against cyber-attacks and unauthorized disclosure of sensitive data. If these efforts are not successful, our business and operations could be disrupted, our operating results and reputation could be harmed, and the value of the Interests could be materially and adversely affected.

The highly automated systems through which potential Investors may acquire or transfer Interests, and through which potential Investors may transfer Interests in certain Series, may make them attractive targets to cyber threat actors. Certain confidential information about Investors, the Asset Sellers, and the Underlying Assets is processed through those systems. While we maintain commercially reasonable measures to protect this confidential information and our information systems, security incidents involving the Company, the Asset Manager, the Manager, or any of their respective service providers remain a risk. And because we do not operate any of the systems operated by broker dealers, we do not control the measures taken by them to detect and prevent cyber threats. Unauthorized access to or disclosure or acquisition of confidential information, whether accidental or intentional, can lead to harm such as identity theft and fraud. Security incidents could also expose the Company to liability related to the loss of confidential information, such as time-consuming and expensive litigation and negative publicity, regulatory investigations and penalties, as well as the degradation of the proprietary nature of the trade secrets of the Asset Manager, the Manager, and the Company. If security measures are breached because of third-party action, employee error, malfeasance, or otherwise, or if design flaws in any of the systems operated by broker-dealers are exposed and exploited, the relationships between the Company, Investors, users, third-party vendors and the Asset Sellers could be severely damaged, and the Company, the Asset Manager, or the Manager could incur significant liability. Security incidents can also disrupt business operations, diverting attention from utilization of the Underlying Assets and causing a material negative impact on the value of Interests or the potential for distributions to be made on the Interests.

Because techniques and malware used to sabotage or obtain unauthorized access to systems change frequently and may not be captured by existing security tools and software, the Company, third-party hosting services and other third-party service providers may be unable to prevent all cyber-attacks. In addition, federal regulators and many federal and state laws and regulations require companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach can be costly to implement and often lead to negative publicity, which may cause Investors, the Asset Sellers, or service providers within the industry, including insurance companies, to lose confidence in the effectiveness of the secure nature of the systems operated by broker-dealers. Any security breach, whether actual or perceived, would harm the reputation of the Asset Manager, the Manager and the Company, and the Company could lose Investors and the Asset Sellers as a result thereof. This would impair the ability of the Company to achieve its objectives of acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing them at the Membership Experience Programs (as described in “Description of the Business – Business of the Company”).

System limitations or failures could harm our business and may cause the Asset Manager or Manager to intervene into activity on our Platform.

Our business depends in large part on the integrity and performance of the technology, computer and communications systems supporting the business. If new systems fail to operate as intended or our existing systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. These consequences could result in service outages through the Platform and during Trading Windows (as described in “Description of the Business – Liquidity Platform”), resulting in decreased customer satisfaction and regulatory sanctions and adverse effects on primary issuances or Trading Windows.

The Platform has experienced systems failures and delays in the past and could experience future systems failures and delays. In such cases the Asset Manager has and may in the future (along with the Manager) take corrective actions as it reasonably believes are in the best interests of Investors or potential Investors. For example, our technology system has in certain instances over-counted the number of subscriptions made in an initial Offering, when volume of subscriptions has rapidly increased. In these cases, the Asset Manager has confirmed with the Investors to remove the duplicate subscriptions and, rather than opening the Offering back up for additional Investors, has purchased the Interests underlying such duplicate subscriptions for its own account on the same terms as all other Investors would purchase such Interests.

If subscription or trading volumes in the future increase unexpectedly or other unanticipated events occur, we may need to expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate, timing or cost of any volume increases, or expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner.

While we have programs in place to identify and minimize our exposure to vulnerabilities and to share corrective measures with our business partners, we cannot guarantee that such events will not occur in the future. Any system issue that causes an interruption in services, including the Platform and the PPEX ATS, decreases the responsiveness of our services or otherwise affects our services could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our clients.

Because we store, process and use data, some of which contains personal information, we are subject to complex and evolving federal, state and foreign laws and regulations regarding privacy, data protection and other matters. While we believe we are currently in compliance with applicable laws and regulations, many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could seriously harm our business.

The Platform and the Templum ATS are highly technical and may be at a risk to malfunction.

Our Platform and the Templum ATS are complex systems composed of many interoperating components and incorporates software that is highly complex. Our business is dependent upon our ability to prevent system interruption on the Platform and the Templum ATS. Our software, including open source software that is incorporated into our code, and the software supporting the Templum ATS, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. Bugs in our software, third-party software including open source software that is incorporated into our code, misconfigurations of our systems, and unintended interactions between systems could cause downtime that would impact the availability of our service to Platform users. We have from time to time found defects or errors in our system and may discover additional defects in the future that could result in Platform unavailability or system disruption. In addition, we have experienced outages on the Platform due to circumstances within our control, such as outages due to software limitations. We rely on Azure cloud infrastructure (“Azure”) data centers for the operation of the Platform. If the Azure data centers fail, Platform users may experience down time. If sustained or repeated, any of these outages could reduce the attractiveness of the Platform to users. In addition, our release of new software in the past has inadvertently caused, and may in the future cause, interruptions in the availability or functionality of the Platform. Any errors, bugs, or vulnerabilities discovered in our code or systems after release could result in an interruption in the availability of the Platform or a negative experience for users and Investors and could also result in negative publicity and unfavorable media coverage, damage to our reputation, loss of users, loss of revenue or liability for damages, regulatory inquiries, or other proceedings, any of which could adversely affect our business and financial results. The Templum ATS faces risks similar to those described above.

We do not anticipate the use of Manager-owned Interests for liquidity or to facilitate the resale of Interests held by Investors.

Currently, the Manager does not intend to sell any Interests which it holds or may hold prior to the liquidation of an Underlying Asset. Thus, the Manager does not currently intend to take any action which might provide liquidity or facilitate the resale of Interests held by Investors. However, the Manager may from time to time transfer a small number of Interests to unrelated third parties for promotional purposes.

Abuse of our advertising or social platforms may harm our reputation or user engagement.

The Asset Manager may provide content or post ads about the Company and Series through various social media platforms that may be influenced by third parties. Our reputation or user engagement may be negatively affected by activity that is hostile or inappropriate to other people, by users impersonating other people or organizations, by disseminating information about us or to us that may be viewed as misleading or intended to manipulate the opinions of our users, or by the use of the Asset Manager’s products or services, that violates our terms of service or otherwise for objectionable or illegal ends. Preventing these actions may require us to make substantial investments in people and technology and these investments may not be successful, adversely affecting our business.

If we are unable to protect our intellectual property rights, our competitive position could be harmed, or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect any proprietary technologies that we develop. We also will rely on service marks, trade secret laws, and confidentiality procedures to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. If we are unable to protect our intellectual property, it could have a material adverse effect on our business and on the value of the Interests.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Underlying Assets and our Investors or prospective Investors financial condition, resulting in reduced demand for the Offerings and the Asset Class generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate, or result in persons avoiding holding or appearing at in-person events. Moreover, an epidemic, pandemic, outbreak or other public health crisis, such as COVID-19, could cause employees of the Asset Manager, in whom we rely to manage the logistics of our business, including any membership experience programs that we might develop, or on-site employees of partners to avoid any involvement with our programs, which would adversely affect our ability to hold such events or to adequately staff and manage our businesses. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our sourcing partners for the Underlying Assets.

To date, we do not believe that COVID-19 has had a material adverse effect on our business. However, we continue to closely monitor developments related to the COVID-19 pandemic and assess any negative impacts to our business. The extent to which COVID-19 and the response to the pandemic continue to impact our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 outbreak, actions taken to contain the outbreak or treat its impact, and any mutations or variations that affect the efficacy of vaccines and other containment measures, among others. As vaccinations become readily available, we cannot predict what impacts may result from any current or future vaccine mandates at the federal, state or local level. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could continue to be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Risks relating to the Offerings

We are offering our Interests pursuant to Tier 2 of Regulation A and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our Interests less attractive to Investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to scaled disclosure and reporting requirements that may make an investment in our Interests less attractive to Investors who are accustomed to enhanced disclosure and more frequent financial reporting. The differences between disclosures for Tier 2 issuers versus those for emerging growth companies include, without limitation, only needing to file final semiannual reports as opposed to quarterly reports and far fewer circumstances that would require a current disclosure. In addition, given the relative lack of regulatory precedent regarding the recent amendments to Regulation A, there is some regulatory uncertainty in regard to how the Commission or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. For example, a number of states have yet to determine the types of filings and amount of fees that are required for such an offering. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of the Interests, we may be unable to raise the funds necessary to fund future offerings, which could impair our ability to develop a diversified portfolio of Underlying Assets and create economies of scale, which may adversely affect the value of the Interests or the ability to make distributions to Investors.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer. We are in the process of evaluating whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential regulatory investigations, civil or criminal sanctions and class action litigation.

If a regulator determines that the activities of either the Manager or Asset Manager require its registration as a broker-dealer, the Asset Manager or Manager may be required to cease operations and any Series of Interests offered and sold without such proper registration may be subject to a right of rescission.

The sale of membership interests is being facilitated by the BOR, a broker-dealer registered under the Exchange Act and member of FINRA, which is registered in each state where the offer or sales of the Interests will occur. It is anticipated that Interests will be offered and sold only in states where the BOR is registered as a broker-dealer. For the avoidance of doubt, the BOR will not solicit purchases and will not make any recommendations regarding the Interests. Neither the BOR, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests. If a regulatory authority determines that the Asset Manager or the Manager, neither of which is a registered broker-dealer under the Exchange Act or any state securities laws, has itself engaged in brokerage activities that require registration, the Asset Manager or the Manager may need to stop operating and therefore, the Company would not have an entity managing the Series’ Underlying Assets. In addition, if the Manager or Asset Manager is found to have engaged in activities requiring registration as “broker-dealer” without either being properly registered as such, there is a risk that any Series of Interests offered and sold while the Manager or Asset Manager was not so registered may be subject to a right of rescission, which may result in the early termination of the Offerings.

If the Platform is ultimately found to be a securities exchange or alternative trading system, we may be required to cease operating the Platform while we are still reliant on it for secondary trading in some Series of Interests, and such cessation would materially and adversely affect your ability to transfer your Interests.

It is possible that the Platform (see “Description of the Business – Liquidity Platform”) operated by the Asset Manager may be a securities exchange or alternative trading system under the Exchange Act. If it is ultimately determined that the Platform is a securities exchange or alternative trading system then we would be required to register as a securities exchange or broker-dealer, either of which would significantly increase the overhead expenses of the Asset Manager and could cause the Asset Manager to wind down the Platform before the Templum ATS is available for resale transactions for all Series of Shares. Further, if we are ultimately found to be in violation of the Exchange Act due to operation of an unregistered exchange, we could be subject to significant monetary penalties, censure or other actions that may have a material and adverse effect on the Asset Manager and may require it to cease operating the Platform before the Templum ATS is available for resale transactions for all Series of Interests or otherwise be unable to maintain the Platform, which would materially and adversely affect your ability to transfer your Interests.

If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Asset Manager and may divert attention from management of the Underlying Assets by the Manager and Asset Manager or could cause Asset Manager to no longer be able to afford to run our business.

The Exchange Act requires issuers with more than $10 million in total assets to register its equity securities under the Exchange Act if its securities are held of record by more than 2,000 persons or 500 persons who are not “accredited investors”. While our Operating Agreement presently prohibits any transfer that would result in any Series being beneficially owned by more than 2,000 persons or 500 non-“accredited investors,” the Manager has the right to waive, and for a number of Series has waived, this prohibition. To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g5-1(a)(7) under the Exchange Act (the “Reg. A+ Exemption”), which exemption generally requires that the issuer (i) be current in its Form 1-K, 1-SA and 1-U filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have a public float of less than $75 million as of the last business day of its most recently completed semi-annual period or, in the event the result of such public float calculation is zero, have annual revenues of less than $50 million as of its most recently completed fiscal year. If the number of record holders of any Series of Interests exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. A+ Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on the Manager and Asset Manager and may divert attention from management of the Underlying Assets by the Manager and Asset Manager or could cause Asset Manager to no longer be able to afford to run our business.

If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset Manager may be forced to liquidate and wind up each Series of Interests or rescind the Offerings for any of the Series or the offering for any other Series of Interests.

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and neither the Manager nor the Asset Manager is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”) and the Interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. The Company, the Manager and the Asset Manager have taken the position that the Underlying Assets are not “securities” within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company’s assets will consist of less than 40% investment securities under the Investment Company Act and the Manager and the Asset Manager are not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager or the Asset Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of each Series and the Manager and the Asset Manager may be forced to liquidate and wind up each Series of Interests or rescind the Offerings for any of the Series or the offering for any other Series of Interests.

Possible Changes in Federal Tax Laws.

The Code is subject to change by Congress, and interpretations of the Code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Series of Interests of the Company would be limited to prospective effect. For instance, prior to effectiveness of the Tax Cuts and Jobs Act of 2017, an exchange of the Interests of one Series for another might have been a non-taxable ‘like-kind exchange’ transaction, while transactions now only qualify for that treatment with respect to real property. Accordingly, the ultimate effect on an Investor’s tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed or made, as the case may be.

Risks Specific to the Industry and the Asset Class

Potential negative changes within the Asset Class.

Sports memorabilia as an Asset Class is subject to various risks, including, but not limited to, currency fluctuations, changes in tax rates, consumer confidence and brand exposure, as well as risks associated with the Asset Class in general, including, but not limited to, economic downturns and the availability of desirable Memorabilia Assets. Changes in the Asset Class could have a material and adverse effect upon the Company’s ability to achieve its investment objectives of acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing them through affiliate partnerships, membership events, asset sponsorships or other monetization mechanisms to generate distributions for Investors.

Lack of Diversification.

It is not anticipated that any Series would own assets other than its respective Underlying Asset, plus potential cash reserves for maintenance, storage, insurance and other expenses pertaining to the Underlying Asset and amounts earned by such Series from the monetization of the Underlying Asset. Investors looking for diversification will have to create their own diversified portfolio by investing in other opportunities in addition to any one Series.

Industry concentration and general downturn in industry.

Given the concentrated nature of the Underlying Assets (i.e., only Memorabilia Assets) any downturn in the Asset Class is likely to impact the value of the Underlying Assets, and consequently the value of the Interests. Popularity within categories of the broader market (e.g. baseball or football) can impact the value of the Underlying Assets within categories of the Asset Class (e.g. baseball cards or football jerseys), and consequently the value of the Interests. Furthermore, as the Asset Class is comprised of collectible items, the value of such Memorabilia Assets may be impacted if an economic downturn occurs and there is less disposable income for individuals to invest in the Asset Class. In the event of a downturn in the industry, the value of the Underlying Assets is likely to decrease.

Volatile demand for the assets in the Asset Class.

Volatility of demand for luxury goods, in particular high value Memorabilia Assets, may adversely affect a Series’ ability to achieve its investment purpose. The Asset Class has been subject to volatility in demand in recent periods, particularly around certain categories of assets and investor tastes (ex. trading cards). Demand for high value Memorabilia Assets depends to a large extent on general, economic, political, and social conditions in a given market as well as the tastes of the collector community and in the case of sports, the general fan community resulting in changes of which Memorabilia Assets are most sought after.

Volatility in demand may lead to volatility in the value of the Underlying Assets, which may result in further downward price pressure and adversely affect the Company’s ability to achieve its objective of acquiring additional Underlying Assets through the issuance of further Series of Interests and monetizing Underlying Assets through exhibiting them at public events, including any Premium Membership Programs that we might develop to generate distributions for Investors.

In addition, the lack of demand may reduce any further issuance of Series of Interests and acquisition of more Underlying Assets, thus limiting the benefits the Investors already holding Series of Interests could receive from there being economies of scale (e.g., cheaper insurance due to a number of Underlying Assets requiring insurance) and other monetization opportunities (e.g., hosting shows with the collection of Memorabilia Assets). These effects may have a more pronounced impact given the limited number of Underlying Assets held by the Company in the short-term.

We will rely on data from past auction sales and insurance data, among other sources, in determining the value of the Underlying Assets, and have not independently verified the accuracy or completeness of this information. As such, valuations of the Underlying Assets may be subject to a high degree of uncertainty and risk.

As explained in “Description of the Business”, the Asset Class is difficult to value. We understand that there are companies with stated intentions to create platforms that will help create a market by which the Interests (and, indirectly, the Underlying Assets) may be more accurately valued due to the creation of a larger market for the Asset Class than exists from current means. Such platforms, however, do not currently exist and the development of one that functions appropriately is uncertain. We, for example, currently, have no plans to develop such a platform. Until such a platform is developed, however, valuations of the Underlying Assets will be based upon the subjective approach taken by the members of the Manager’s expert network and members of the Advisory Board, valuation experts appointed by the Asset Seller or other data provided by third parties (e.g., auction results and previous sales history). Due to the lack of third-party valuation reports and potential for one-of-a-kind assets, the value of the Underlying Assets may be more difficult for potential investors to compare against a market benchmark. Furthermore, if similar assets to the Underlying Assets are created or discovered it could in turn negatively affect the value of the Underlying Assets. The Manager sources data from past auction sales results and insurance data; however, it may rely on the accuracy of the underlying data without any means of detailed verification. Consequently, valuations may be uncertain.

Risks relating to the Underlying Assets

The value of the Underlying Assets and, consequently, the value of an Investor’s Interests can go down as well as up.

Valuations are not guarantees of realizable price, do not necessarily represent the price at which the Interests may be sold and the value of the Underlying Assets may be materially affected by a number of factors outside the control of the Company, including, any volatility in the economic markets, the condition of the Underlying Assets and physical matters arising from the state of their condition.

Competition in the Asset Class from other business models.

There is potentially significant competition for Memorabilia Assets from many different market participants, including those with existing fractional ownership offerings. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as dealers, trade fares and auction houses continue to play an increasing role. Furthermore, the presence of corporations such as eBay or Amazon in the Asset Class adds further competition from non-traditional players.

This competition may negatively affect the liquidity of the Interests, as it is dependent on the Company acquiring attractive and desirable Memorabilia Assets to ensure that there is an appetite of potential investors for the Interests. In addition, there are companies that are developing crowd funding models for other alternative asset classes such as cars, art or wine, who have entered the Asset Class as well. Others may do so in the future, increasing the competition within the Asset Class.

The value of an Underlying Asset may be negatively affected by the reputation of the person, group or matter with which it is associated.

The value of an Underlying Asset is likely to be connected to its association with, a certain person or group or in connection with certain events (prior to or following the acquisition of the Underlying Asset by the Company). In the event that such person, group or event loses public affection, then this may adversely impact the value of the Memorabilia Asset and therefore, the Series of Interests that relate to such Underlying Asset. For example, San Francisco Giants’ outfielder Barry Bonds was on a career path to becoming a first-ballot Hall of Famer due to his home run records. At the turn of the century his game used memorabilia and cards were at a premium. However, steroid use and a poor public image not only put his Hall of Fame election in doubt but also damaged the value of his memorabilia. The same can also be said for a promising rookie whose career either ends prematurely due to injury or does not meet all the early expectations placed on them.

The valuation of an Underlying Asset may be negatively affected by the reputation or brand of the manufacturer of Memorabilia Assets.

The Underlying Assets of the Company will consist of Memorabilia Assets from a very wide variety of manufacturers, many of which are still in operation today. The demand for the Underlying Assets, and therefore, each Series of Interests, may be influenced by the general perception of the Underlying Assets that manufacturers are producing today. In addition, the manufacturers’ business practices may result in the image and value of the Underlying Asset produced by certain manufacturers being damaged. This in turn may have a negative impact on the Underlying Assets made by such manufacturers and, in particular, the value of the Underlying Assets and, consequently, the value of the Series of Interests that relate to such Underlying Asset. For example, the reputation of a manufacturer of certain sporting equipment that is used by a prominent player may negatively affect the collectability of such equipment.

Title, authenticity or infringement claims on an Underlying Asset.

There is no guarantee that an Underlying Asset will be free of any claims regarding title and authenticity (e.g., counterfeit, altered, manipulated, or previously stolen items) even after verification through a third-party authenticator, or that such claims may arise after acquisition of an Underlying Asset by a Series of Interests. The Company may not have complete ownership history or records for an Underlying Asset. In the event of a title or authenticity claim against the Company, the Company may not have recourse against the Asset Seller or the benefit of insurance and the value of the Underlying Asset and the Series that relates to that Underlying Asset, may be diminished. Furthermore, the Company and the Underlying Asset could be adversely affected if a piece of memorabilia, such as a sports card, was found to be created without all appropriate consents, such as consent from the athlete or league.

There are risks associated with reliance on third party authenticators.

While there is no guarantee that an Underlying Asset will be free of fraud, we intend to mitigate this risk by having the item graded or authenticated by a reputable firm. In the event of an authenticity claim against an authenticated item, the Company may have recourse for reimbursement from the authenticator, although there can be no guarantee of the Company’s ability to collect or the authenticator’s ability to pay.

Furthermore, authenticators may occasionally make mistakes by either giving their approval or grade to a counterfeit card or piece of memorabilia. Sometimes this mistake is not uncovered until years later when evidence to the contrary surfaces or updated scientific methods are applied. The Company may not have recourse, if such an event occurs, and the value of the Underlying Asset will likely deteriorate. A piece of an Underlying Asset may also be mislabeled by an authenticator such as giving it the wrong year or attributing it to the wrong person, which may adversely affect its value.

Additionally, it is possible that there are unknown issues with an Underlying Asset that are not immediately apparent but arise at a later date. For example, prior storage and display methodologies for an Underlying Asset might have adverse effects that are only apparent at a later date. Even through the asset undergoes an authentication process, there are still scenarios where these issues may not be apparent at the time of authentication. Finally, there is reputational risk of the authenticator, which may fall out of favor with collectors, which may impact the value of all items authenticated by the particular authenticator.

Third party liability.

Each Series will assume all of the ownership risks attached to its Underlying Asset, including third party liability risks. Therefore, a Series may be liable to a third party for any loss or damages incurred by such third party in connection with the Series’ Underlying Asset. This would be a loss to the Series and, in turn, adversely affect the value of the Series and would negatively impact the ability of the Series to make distributions.

An Underlying Asset may be lost or damaged by causes beyond the Company’s control while being transported or when in storage or on display. There can be no guarantee that insurance proceeds will be sufficient to pay the full market value of an Underlying Asset which has been damaged or lost which will result in a material and adverse effect in the value of the related Interests.

Any Underlying Asset may be lost or damaged by causes beyond the Company’s control when in storage or on display. There is also a possibility that an Underlying Asset could be lost or damaged while being exhibited at a public event. Any damage to an Underlying Asset or other liability incurred as a result of participation in these programs, including personal injury to participants, could adversely impact the value of the Underlying Asset or adversely increase the liabilities or Operating Expenses of its related Series of Interests. Further, when an Underlying Asset has been purchased, it will be necessary to transport it to the Asset Manager’s preferred storage location or as required to participate in any public event. An Underlying Asset may be lost or damaged in transit, and transportation, insurance or other expenses may be higher than anticipated due to the locations of particular events.

Although we intend for the Underlying Assets to be insured at replacement cost (subject to policy terms and conditions), in the event of any claims against such insurance policies, there can be no guarantee that any losses or costs will be reimbursed, that an Underlying Asset can be replaced on a like-for-like basis or that any insurance proceeds would be sufficient to pay the full market value (after paying for any outstanding liabilities including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligations), if any, of the Interests. In the event that damage is caused to an Underlying Asset, this will impact the value of the Underlying Asset, and consequently, the Interests related to the Underlying Asset, as well as the likelihood of any distributions being made by the applicable Series to its Investors.

In addition, at a future date, once developed, the Manager may decide to expand Premium Membership Programs to include the ability of a member in those programs to become the caretaker of Underlying Assets for a certain period of time for an appropriate fee, assuming that the Manager believes that such models are expected to result in higher overall financial returns for all Investors in any Underlying Assets used in such models. The feasibility from an insurance, safety, technological and financial perspective of such models has not yet been analyzed but may significantly increase the risk profile and the chance for loss of or damage to any Underlying Asset if utilized in such models.

Insurance of Underlying Assets may not cover all losses which will result in a material and adverse effect in the valuation of the Series related to such damaged Underlying Assets.

Insurance of any Underlying Asset may not cover all losses. There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war that may be uninsurable or not economically insurable. Inflation, environmental considerations and other factors, including terrorism or acts of war, also might make insurance proceeds insufficient to repair or replace an asset if it is damaged or destroyed. Under such circumstances, the insurance proceeds received might not be adequate to restore a Series’ economic position with respect to its affected Underlying Asset. Furthermore, the Series related to such affected Underlying Assets would bear the expense of the payment of any deductible. Any uninsured loss could result in both loss of cash flow from, and a decrease in value of, the affected Underlying Asset and, consequently, the Series that relates to such Underlying Asset.

Forced sale of Underlying Assets.

The Company may be forced to cause its various Series to sell one or more of the Underlying Assets (e.g., upon the bankruptcy of the Manager) and such a sale may occur at an inopportune time or at a lower value than when the Underlying Assets were first acquired or at a lower price than the aggregate of costs, fees and expenses used to purchase the Underlying Assets. In addition, there may be liabilities related to the Underlying Assets, including, but not limited to Operating Expenses Reimbursement Obligations on the balance sheet of any Series at the time of a forced sale, which would be paid off prior to Investors receiving any distributions from a sale. In such circumstances, the capital proceeds from any Underlying Asset and, therefore, the return available to Investors of the applicable Series, may be lower than could have been obtained if the Series held the Underlying Asset and sold it at a later date.

Lack of distributions and return of capital.

The revenue of each Series is expected to be derived primarily from the use of its Underlying Asset in public events where the Underlying Asset may be exhibited or in Premium Membership Programs that might be developed. Premium Membership Programs, however, may not develop with respect to the Company or any Underlying Asset and there can be no assurance that any Premium Membership Programs will be developed or, if they are developed, that they will generate sufficient proceeds to cover fees, costs and expenses with respect to any Series. In the event that the revenue generated in any given year does not cover the Operating Expenses of the applicable Series, the Manager or the Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) provide a loan to the Series in the form of an Operating Expenses Reimbursement Obligation, on which the Manager or the Asset Manager may impose a reasonable rate of interest, and/or (c) cause additional Interests to be issued in the applicable Series in order to cover such additional amounts.

Any amount paid to the Manager or the Asset Manager in satisfaction of an Operating Expenses Reimbursement Obligation would not be available to Investors as a distribution. In the event additional Interests in a Series are issued, Investors in such Series would be diluted and would receive a smaller portion of distributions from future Free Cash Flows, if any. Furthermore, if a Series or the Company is dissolved, there is no guarantee that the proceeds from liquidation will be sufficient to repay the Investors their initial investment or the market value, if any, of the Interests at the time of liquidation. See “Potentially high storage, maintenance and insurance costs for the Underlying Assets” for further details on the risks of escalating costs and expenses of the Underlying Assets.

Market manipulation or overproduction Market manipulation may be a risk with the Asset Class.

Market manipulation may be a risk with the Asset Class. For example, one trading card manufacturer was caught secretly producing examples of hard to find and valuable cards that were given to its executives. This loss of faith in the company led to a devaluation of the cards involved. Another example is that a modern football and baseball player is issued many uniforms over the course of a season. The more a team issues, the less exclusive said item becomes. Also, many players have exclusive contracts with outlets that sell the players game used uniforms and equipment. There is no way of knowing if a company or player is secretly hoarding items which might be “dumped” in the market at a later date.

Environmental damage could negatively affect the value of an Underlying Asset which will result in a material and adverse effect in the value of the related Interests.

Improper storage may lead to the full or partial destruction of an item. For instance, trading cards, tickets, posters or other paper piece can be destroyed by exposure to water or moisture. Likewise, equipment such as a bat may warp, or a leather glove may grow mold due to exposure to the elements. Autographs that are signed with inferior writing instruments or rendered on an unstable substrate may fade or “bleed,” thereby reducing its value to collectors. Some of the defects may not be initially visible or apparent, for example moisture in a frame, and may only become visible at a later date, at which point the value of the Underlying Asset and in turn the Series may be negatively affected.

Potentially high storage and insurance costs for the Underlying Assets.

In order to protect and care for the Underlying Assets, the Manager must ensure adequate storage facilities, insurance coverage and, if required, maintenance work. The cost of care may vary from year to year depending on changes in the insurance rates for covering the Underlying Assets and changes in the cost of storage for the Underlying Assets, and if required, the amount of maintenance performed. It is anticipated that as the Company acquires more Underlying Assets, the Manager may be able to negotiate a discount on the costs of storage, insurance and maintenance due to economies of scale. These reductions are dependent on the Company acquiring a number of Underlying Assets and service providers being willing to negotiate volume discounts and, therefore, are not guaranteed.

If costs turn out to be higher than expected, this would impact the value of the Interests related to an Underlying Asset, the amount of distributions made to Investors holding the Interests, on potential proceeds from a sale of the Underlying Asset (if ever), and any capital proceeds returned to Investors after paying for any outstanding liabilities, including, but not limited to any outstanding balances under Operating Expenses Reimbursement Obligation. See “Lack of distributions and return of capital” for further details of the impact of these costs on returns to Investors.

The general sentiment of underlying fan base may negatively affect the value of memorabilia.

This is particularly prominent in sports memorabilia, but also holds true for memorabilia categories such as movie franchises, musicians, and others.

By example, leagues such as the NBA, MLB, NHL and NFL have a long and reliable fan base. However, events, such as player strikes, general public appeal of a league or a particular sport, may have an impact on the associated Underlying Assets. For instance, the NHL strike of 1994-1995 caused a loss of fan interest. Upstart leagues such as the USFL in football may cause an early interest in memorabilia from that league but may lose interest from lack of success.

Similarly, various forms of Memorabilia Assets go in and out of favor with collectors. For example, there was a renewed interest in soccer within the United States after the U.S. team won the Women’s World Cup in 2012. When there were no further victories on the same scale, the value of and interest in women’s soccer memorabilia generally returned to previous levels.

Risks Related to Ownership of our Interests

Because an active market may not develop for interests and there may be limited distributions of Free Cash Flow, in order for Investors to realize a return, the Underlying Asset in a Series must be sold for an amount in excess of the price paid for the asset and that pays the expenses associated with ownership and management of the Underlying Asset by the Series.

As indicated, our Interests are illiquid and an active market may not develop for trading Interests. Also, as described in “Lack of distributions and return of capital,” there are substantial risks that utilization of the Underlying Assets will not generate cash flow that will be distributable to Interest holders. Therefore, Interest holders generally will realize their investment return, if any, only upon the sale of the Underlying Asset and distribution of the proceeds to the Interest holders of that Series. As indicated, there are risks associated with the valuation of the Underlying Assets as well as the possible fluctuation of their values over time, which could result in Interest holders receiving less than they originally invested in the Series or, in some cases, a total loss of their investment if the value of an Underlying Asset decreased substantially and/or there were accrued Operating Expenses for which the Manager was required to be reimbursed, thereby deleting the amount pf proceeds, if any, available for Series holders.

As an Investor, you will have limited voting rights.

The Manager has a unilateral ability to amend the Operating Agreement and the allocation policy in certain circumstances without the consent of the Investors. The Investors only have limited voting rights in respect of the Series of Interests. Investors may not vote on any matter except: (1) the removal of the Manager; (2) the dissolution of the Company upon the for-cause removal of the Manager, and (3) an amendment to the Operating Agreement that would:

●	enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;

●	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

●	change the situations in which the Company and any Series can be dissolved or terminated;

●	change the term of the Company (other than the circumstances provided in the Operating Agreement); or

●	give any person the right to dissolve the Company.

Investors will therefore be subject to any amendments the Manager makes (if any) to the Operating Agreement and allocation policy and also any decision it takes in respect of the Company and the applicable Series, which the Investors do not get a right to vote upon. Investors may not necessarily agree with such amendments or decisions and such amendments or decisions may not be in the best interests of all of the Investors as a whole but only a limited number.

Furthermore, the Manager can only be removed as manager of the Company and each Series in very limited circumstances, following a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with the Company or a Series of Interests. Investors would therefore not be able to remove the Manager merely because they did not agree, for example, with how the Manager was operating an Underlying Asset.

The offering price for the Interests determined by us does not necessarily bear any relationship to established valuation criteria such as earnings, book value or assets that may be agreed to between purchasers and sellers in private transactions or that may prevail in the market if and when our Interests can be traded publicly.

The price of an Interest in a Series is a derivative result of our negotiations with Asset Sellers based upon various factors including prevailing market conditions, our future prospects and our capital structure, as well as certain expenses incurred in connection with the Offering and the acquisition of each Underlying Asset. These prices do not necessarily accurately reflect the actual value of the Interests or the price that may be realized upon disposition of the Interests.

Valuations of our Underlying Assets are only estimates of fair salable value and may not necessarily correspond to realizable value.

For the purposes of calculating our NAV with respect to a Series, our Memorabilia Assets will initially be valued at cost, which we expect to represent fair value at that time. Thereafter, to determine our NAV for the purpose of determining the amount of the Manager’s ongoing management fee or performance fee, the Manager will look to: (1) recent sales of the shares of the Series in any secondary market that may develop; and (2) recent sales or transactions in the market for assets similar to those of the Underlying Assets. Because these valuations will involve significant judgment on the part of the Manager in the application of both observable and unobservable attributes, the valuation of the Underlying Assets of a series may differ from their actual realizable value or future value.

The valuation methodology used to value our Underlying Assets will involve subjective judgments and projections and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our Underlying Assets will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic, market and other conditions beyond our control and the control of the Manager. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. As such, the carrying value of an asset may not reflect the price at which the asset could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of any valuation. There will be no retroactive adjustment in the valuation of such assets or to the offering price of our Shares to the extent such valuations prove to not accurately reflect the realizable value of our assets.

It may be difficult to reflect, fully and accurately, material events that may impact our monthly NAV.

The Manager’s determination of our monthly NAV per share will be based on (1) recent sales of the shares of the Series in any secondary market that may develop; and (2) recent sales or transactions in the market for assets similar to those of the Underlying Assets. As a result, our published NAV per share at any given time may not fully reflect any or all changes in value that may have occurred since the most determination of NAV. Although the Manager will monitor market information that could bear on the value of Underlying Assets, it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our Underlying Assets, or to obtain quickly complete information regarding any such events. For example, an unexpected event (e.g., death, retirement or scandal with respect to the subject of a Memorabilia Asset) may cause the value of an asset to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor of either stockholders who buy new shares, or existing stockholders.

Future sales, or the perception of future sales, by the Manager or our affiliates in any market that might develop for our Interests following any Offering could cause the market price for our Interests to decline.

After any Offering, the sale of our Interests in any market that might develop, or the perception that such sales could occur, could harm the prevailing market price of Interests. These sales, or the possibility that these sales may occur, also might make it more difficult for us to additional Interests in any Series in the future at a time and at a price that we deem appropriate.

Because securities issued in a Regulation A offering are deemed not to be “restricted securities” for purposes of the U.S. federal securities laws. Therefore, the Interests sold in any Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates, which must be sold only in compliance with the limitations described below in “If you were to be or become an affiliate, your resales if Interests could be restricted.”

If you were to be or become an affiliate, your resales if Interests could be restricted.

Persons acquiring Interests that are or become “affiliates” (such as officers, directors or persons who own large amounts of a class of securities (generally more than 10%)) are subject to the resale limitations of Rule 144. In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of Interests that does not exceed the greater of: (i) 1% of the number of Interests then outstanding; or (ii) the average reported weekly trading volume of those Interests (assuming that a market developed that provided a basis for such reporting) during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Additionally, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale, current public information and notice provisions of Rule 144 that could be difficult to meet, making it extremely difficult for affiliates to resell Interests that they acquire.

The Manager has unlimited discretion to issue additional Interests, which could be for lower than the original offering price are or for no consideration, and which could materially and adversely affect the value of Interests and result in dilution to Investors.

If additional Interests are issued in a particular Series, this would dilute the current value of the Interests of that Series held by existing Investors and the amount of any future distributions payable to such existing Investors. Further, any additional issuance of Interests of a Series could result in dilution of the holders of that Series. Under the Operating Agreement, the Manager has the authority to cause the Company to issue Interests to Investors as well as to other Persons for less than the original offering prices (or for no consideration) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests, which may result in dilution to Investors. See “DILUTION”.

If a market ever develops for the Interests, the market price and trading volume of our Interests may be volatile.

If a market develops for the Interests, through the Platform or the Templum ATS (see “Description of the Business – Liquidity Platform” for additional information) or otherwise, the market price of the Interests could fluctuate significantly for many reasons, including reasons unrelated to our performance, any Underlying Asset or any Series, such as reports by industry analysts, Investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of Interests may decline as well.

In addition, fluctuations in operating results of a particular Series or the failure of operating results to meet the expectations of Investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

Funds from purchasers accompanying subscriptions for the Interests will not accrue interest while in escrow.

The funds paid by a subscriber for Interests will be held in a non-interest-bearing escrow account until the admission of the subscriber as an Investor in the applicable Series, if such subscription is accepted. Purchasers will not have the use of such funds or receive interest thereon pending the completion of the Offering. No subscriptions will be accepted, and no Interests will be sold unless valid subscriptions for the Offering are received and accepted prior to the termination of the applicable Offering Period. It is also anticipated that subscriptions will not be accepted from prospective Investors located in states where the BOR is not registered as a broker-dealer. If we terminate an Offering prior to accepting a subscriber’s subscription, escrowed funds will be returned promptly, without interest or deduction, to the proposed Investor.

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except when federal law requires that certain claims be brought in federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by U.S. federal law, a U.S. federal court, as in the case of claims brought under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to bring such claim in the Delaware Court of Chancery. Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the Delaware, which govern our Operating Agreement, by a federal or state court in the State of Delaware, which has exclusive jurisdiction over matters arising under the Operating Agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial.

We believe that this is the case with respect to our Operating Agreement and our Interests. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the Operating Agreement. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage an investor to the extent a judge might be less likely than a jury to resolve an action in the investor’s favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could materially and adversely affect our business and financial condition.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

We have identified the following conflicts of interest that may arise in connection with the Interests, in particular, in relation to the Company, the Manager and the underlying assets. The conflicts of interest described in this section should not be considered as an exhaustive list of the conflicts of interest that prospective Investors should consider before investing in the Interests.

Consignors and others who contribute Underlying Assets with respect to a Series (who may include affiliates of the Company and the Manager), set prices at which the Underlying Assets would be sold to the Company – and those prices may not be based upon arms-length negotiations and may not fully reflect the value of the Underlying Assets, which often is difficult to determine. Persons who consign or contribute memorabilia to the Company that will comprise Underlying Assets for one or more Series that may be offered by the Company establish the price(s) that the Company will pay for the asset(s). Although the Company intends to endeavor to determine the appropriate market price for each asset being acquired (and therefore the basis for each Series being issued), these prices are often difficult to determine and, when affiliates of the Company or the Manager are the consignors or contributors, these prices will not be determined on an arms-length basis. In these cases, there will be an inherent conflict of interest as the affiliates attempt to maximize the amount that the Company pays for the Underlying Asset. Additionally, the Manager will receive a sourcing fee that is based on a percentage of the price at which an Underlying Asset is sold to the Company, so the Manager also will have an incentive to increase the price paid for the Underlying Asset. The more paid by the Company decreases the likelihood of a positive return on the investment over time.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

Our Operating Agreement provides that the Manager, in exercising its rights in its capacity as the Manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our operating agreement, the Delaware Limited Liability Company Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

We do not have a conflicts of interest policy.

The Company, the Manager and their affiliates will try to balance the Company’s interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company’s financial performance and, consequently, on distributions to Investors and the value of the Interests. The Company has not adopted, and does not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

Payments from the Company to the Manager, the Asset Manager and their respective employees or affiliates.

The Manager and the Asset Manager will engage with, on behalf of the Company, a number of brokers, dealers, Asset Sellers, insurance companies, storage providers and other service providers and thus may receive in-kind discounts, for example, free shipping or servicing. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of the Manager or the Asset Manager and not the Company, or may apply disproportionately to other series of interests. The Manager or the Asset Manager may be incentivized to choose a broker, dealer or Asset Seller based on the benefits they are to receive, or all Series of Interests collectively are to receive rather than that which is best for the Series.

Members of Manager’s management, as well as any expert network and Advisory Board members may often be sports memorabilia dealers and brokers themselves and therefore will be incentivized to sell the Company their own sports memorabilia collectibles at potentially inflated market prices. For example, five of the first six Series of the Company have, as underlying assets, memorabilia that is has been consigned by Zev Partners, Inc. (“Zev Partners”), which is wholly-owned by the Epstein Family Trust under agreement dated December 29, 2017 (the “Epstein Trust”), the beneficiaries of which are the immediate family members of Jason Epstein, our President and founder. Mr. Epstein is the trustee of the Epstein Trust. Because the consignment price is not based upon arms-length negotiations, that may result in the Company paying a higher price for the asset than would be the case if the price were to be established by arms-length negotiations. This would favor Zev Partners rather than the Company and its investors. Additional information with respect to the purchase and sales prices of each of these assets is set forth in “ANTICIPATED USE OF PROCEEDS” below. In certain cases, a member of the Advisory Board could be the Asset Seller and could receive an identification fee for originally locating the asset. In some cases, affiliates of the Manager/Asset Manager may receive Sourcing and other fees for presenting assets to the Company to purchase on behalf of a Series of Interests. The Company’s officers and directors also are investors in Collectable Technologies, Inc., which is the sole member of the Manager/Asset Manager and will benefit, directly or indirectly, by fees paid by the Company or any Series to them, such as sourcing fees, reimbursement of costs and distributions of Free Cash Flow.

Members of the expert network and the Advisory Board may also be Investors, in particular, if they are holding Interests acquired as part of a sale of an Underlying Asset (i.e., as they were the Asset Sellers). They may therefore promote their own self-interests when providing advice to the Manager or the Asset Manager regarding an Underlying Asset (e.g., by encouraging the liquidation of such Underlying Asset so they can receive a return in their capacity as an Investor).

If the Operating Expenses exceed the revenue from an Underlying Asset and any cash reserves, the Manager has the option to cause the Series to incur an Operating Expenses Reimbursement Obligation to cover such excess. As interest may be payable on such loan, the Manager may be incentivized to cause the Series to incur an Operating Expenses Reimbursement Obligation to pay Operating Expenses rather than look elsewhere for additional sources of income or to repay any outstanding Operating Expenses Reimbursement Obligation as soon as possible rather than make distributions to Investors. The Manager may also choose to issue additional Interests to pay for Operating Expenses instead of causing the Company to incur an Operating Expenses Reimbursement Obligation, even if any interest payable by the Series on any Operating Expenses Reimbursement Obligation may be economically more beneficial to Interest Holders than the dilution incurred from the issuance of additional Interests.

Potential future brokerage activity.

Either the Manager or one of its affiliates may in the future register with the Commission as a broker-dealer in order to be able to facilitate liquidity in the Interests. The Manager, or its affiliates, may be entitled to receive fees based on volume of trading and volatility of the Interests and such fees may be in excess of what the Asset Manager receives via the Management Fee or the appreciation in the interests it holds in each series of interests. Although an increased volume of trading and volatility may benefit Investors as it will assist in creating a market for those wishing to transfer their Interests, there is the potential that there is a divergence of interests between the Manager and those Investors, for instance, if the Underlying Asset does not appreciate in value, this will negatively affect the price of the Interests, but may not adversely affect the profitability related to the brokerage activities of the Manager (i.e., the Manager would collect brokerage fees whether the price of the Underlying Asset increases or decreases).

The Manager’s ownership of multiple series of interests may result in conflicts.

The Manager or its affiliates will acquire interests in each series of interests for their own accounts and may transfer these interests, either directly or through brokers. While the Manager or its affiliates do not currently intend to transfer these Interests prior to the liquidation of an Underlying Asset, in the future, they may, from time to time, transfer these interests, either directly or through brokers, or otherwise, subject to the restrictions of applicable securities laws and filing any necessary amendment to this Offering Circular. Depending on the timing of the transfers, this could negatively affect the interests held by the Investors (e.g., driving price down because of supply and demand and over availability of interests). This ownership in each of the series of interests may result in a divergence of interests between the Manager and the Investors who hold only one or certain series of interests (e.g., the Manager or its affiliates, if registered as a broker-dealer with the Commission, may disproportionately market or promote a certain series of interests, in particular, where they are a significant owner, so that there will be more demand and an increase in the price of such series of interests).

Allocations of income and expenses as between series of interests might not be truly proportionate.

The Manager may appoint a service provider to service the entire collection of the Underlying Assets (e.g., storage, insurance, maintenance or media material creation) with respect to a number of sports memorabilia collectibles that comprise the underlying assets. Although appointing one service provider may reduce cost due to economies of scale, such service provider may not necessarily be the most appropriate for a particular Underlying Asset (e.g., it may have more experience in servicing other assets or asset classes). In such circumstances, the Manager would be conflicted from acting in the best interests of the underlying assets as a whole or an individual Underlying Asset.

There may be situations when it is challenging or impossible to accurately allocate income, costs and expenses to a specific series of interests and certain series of interests may get a disproportionate percentage of the cost or income, as applicable. In such circumstances, the Manager would be conflicted from acting in the best interests of the Company as a whole or the individual Series. While we presently intend to allocate expenses as described in “Description of the Business – Allocations of Expenses”, the Manager has the right to change this allocation policy at any time without further notice to Investors.

Other Conflicting interests of the Manager, the Asset Manager and the Investors.

The Manager or its affiliates are obligated to purchase a minimum of 0.5% of Interests of all offerings, at the same terms as all other Investors. However, the Manager may, in its sole discretion, acquire additional Interests, at the same terms as all other Investors. If there is a lack of demand for Interests in a particular Series during such Series’ initial offering, the Manager in its sole discretion may acquire (“top-off”) additional Interests (at the same terms as all other Investors) in order for an offering for such Series of Interests to have a Closing. The Manager will engage in such activity in the future if it reasonably believes at such time this to be in the best interests of Investors or potential Investors. Such activity may result in a reduced level of liquidity in the secondary trading market for any Series in which it makes such a decision.

The Manager and the Asset Manager may receive sponsorship from servicing providers to assist with the servicing of certain Underlying Assets. If sponsorship is not obtained for the servicing of an Underlying Asset, the Investors who hold Interests connected to the Underlying Asset requiring servicing would bear the cost of the fees. The Manager or the Asset Manager may in these circumstances, decide to carry out a different standard of service on the Underlying Asset to preserve the expenses which arise to the Investors and therefore, the amount of Management Fee the Asset Manager receives. The Manager or the Asset Manager may also choose to use certain service providers because they get benefits from giving them business, which do not accrue to the Investors.

The Manager will determine whether to liquidate the Underlying Asset, should an offer to acquire the whole Underlying Asset be received. As the Manager, Asset Manager or their respective affiliates, if registered as a broker-dealer with the Commission, would receive fees on the trading volume in the Interests connected with an underlying asset, they may be incentivized not to realize such underlying asset even though Investors may prefer to receive the gains from any appreciation in value of such underlying asset. Furthermore, when determining to liquidate an underlying asset, the Manager will do so considering all the circumstances at the time, this may include obtaining a price for an underlying asset that is in the best interests of a substantial majority but not all the Investors.

The Manager may be incentivized to use more popular Memorabilia Assets at public events, including those that may be a part of any Premium Membership Programs that are developed as this may generate higher Free Cash Flow to be distributed to the Asset Manager, an affiliate of the Manager, and Investors in the Series associated with that particular Underlying Asset. This may lead certain Underlying Assets to generate lower distributions than the Underlying Assets of other Series of Interests. The use of Underlying Assets at such public events could increase the risk of the Underlying Asset getting damaged and could impact the value of the Underlying Asset and, as a result, the value of the related Series of Interests. The Manager may therefore be conflicted when determining whether to use the Underlying Assets at a public event to generate revenue or limit the potential of damage being caused to them.

In addition, Collectable Technologies, Inc., may participate in or conduct activities that one might consider related to an Underlying Asset but for which the Series might receive little or no compensation. As an example, if a sports celebrity made an appearance at which admission was charged and a Series owned one or more items of memorabilia associated with that celebrity that were to be exhibited at the event, the Manager would determine, in its discretion, what payment would be made to the Series to be allowed to exhibit the item. That amount would not be determined on an arms-length basis and could result in a payment to the Series that did not represent the fair value of exhibiting the item or in no payment at all. In contrast, if merchandise (e.g., shirts, cups) were produced using the image of the item, amounts attributable to the sales of that merchandise would be payable to the Series and available, to the extent determined by the Manager, for distribution as Free Cash Flow. The use of Underlying Assets at such public events also could increase the risk, at the potential expense of the holder of Interests, that an Underlying Asset could be damaged and affect the value of the Underlying Asset and, as a result, the value of the related Series of Interests. The Manager/Asset Manager may be conflicted when determining whether to use the Underlying Assets at a public event to generate revenue that might disproportionately benefit Collectable Technologies, Inc. rather than the Series holders.

The Manager has the ability to unilaterally amend the Operating Agreement and allocation policy. As the Manager is party, or subject, to these documents, it may be incentivized to amend them in a manner that is beneficial to it as manager of the Company or the Series or may amend it in a way that is not beneficial for all Investors. In addition, the Operating Agreement seeks to limit the fiduciary duties that the Manager owes to its Investors. Therefore, the Manager is permitted to act in its own best interests rather than the best interests of the Investors. See “Description of the Interests Offered” for more information.

Manager’s Fees and Compensation.

None of the compensation set forth under “Compensation of the Manager” was determined by arms’ length negotiations. Investors must rely upon the duties of the Manager of good faith and fair dealing to protect their interests, as qualified by the Operating Agreement. While the Manager believes that the consideration is fair for the work being performed, there can be no assurance made that the compensation payable to the Manager will reflect the true market value of its services.

The Manager’s sourcing fees may not create proper incentives or may induce the Adviser and its affiliates to make certain investments, including speculative investments, that increase the risk of that Series’ portfolio.

We may be required to pay the Manager a Sourcing Fee upon the acquisition of an Underlying Asset irrespective whether the Series that owns these assets ultimately experiences a net loss or a decline in the NAV. Because the Manager’s Sourcing Fee on new assets acquired for a Series are based solely on the acquisition of assets and not on the performance of the Series or its NAV, the Manager might be motivated to pay higher than market prices for these assets that would increase amounts payable to the Manager irrespective of the performance of the Series or its NAV.

The Manager will face conflicts of interest because the its Management Fee and Performance Fee is based on a Series NAV, which the Manager is ultimately responsible for determining.

The Manager will be paid a management fee for its services for each Series (including a Curated Portfolio Series and a Performance Fee on Curated Portfolios) based upon that Series’ NAV, which it will determine based upon (1) recent sales of the shares of the Series in any secondary market that may develop; and (2) recent sales or transactions in the market for assets similar to those of the Underlying Assets. The calculation of our NAV includes certain subjective judgments with respect to estimating, for example, the value of our Underlying Assets and our accrued expenses, net Series income and liabilities, and therefore, a Series NAV may not correspond to realizable value upon a sale of those assets. The Manager may benefit by us retaining ownership of our assets at times when our investors may be better served by the sale or disposition of our assets (and distribution of those proceeds) in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock or the value that you might receive for your shares of common stock on a given date may not accurately reflect the value of the Underlying Assets, and your units may be worth less than the purchase price.

The Manager’s management fee and performance fee may not create proper incentives or may induce the Manager and its affiliates to make certain investments, including speculative investments, that increase the risk of a Series.

Any Series qualified after May 30, 2022 will pay the Manager a management fee regardless of its performance. In addition, for Curated Portfolios, annually, based upon determination of NAV as of December 31, the Manager will be entitled to receive a Performance Fee of up to 20% of the increase NAV over the NAV of the portfolio as of the preceding December 31. The Manager's entitlement to the Management Fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for a particular Series. We may be required to pay (or accrue) Management fees in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The existence of the Management Fee and the Performance Fee may create an incentive for the Manager to make riskier or more speculative investments on our behalf than it would otherwise make in the absence of such performance-based compensation. In addition, the change in NAV per share will be based on the value of our investments on the applicable measurement dates and not on realized gains or losses. Because the management fee and the performance fee are based on our NAV, the Manager may also be motivated to accelerate acquisitions in order to increase NAV or, similarly, delay or curtail distributions to investors or sales of assets to maintain a higher NAV, which would, in each case, increase amounts payable to the Manager.

Fees for arranging events or monetization in addition to the Performance Fee and the Management Fee.

As the Manager will acquire a percentage of each series of interests, it may be incentivized to attempt to generate more earnings with those underlying assets owned by those series of interests in which it holds a greater stake.

Although we currently have no plans to develop a liquidity platform that would allow trading in the Interests, were we to do so, any profits generated from such a platform (e.g., through advertising and from issuing additional interest in underlying assets) and from issuing additional Interests in Underlying Assets will be for the benefit of the Manager and Asset Manager ((e.g., Sourcing Fees) and, therefore, Collectable Technologies, Inc and its investors. In order to increase its revenue stream, the Manager may therefore be incentivized to issue additional series of interests and acquire more underlying assets rather than focus on monetizing any underlying assets already held by existing series of interests.

Conflicts between the Advisory Board and the Company.

The Operating Agreement of the Company provides that the resolution of any conflict of interest approved by the Advisory Board shall be deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise. As part of the remuneration package for Advisory Board members, they may receive an ownership stake in the Manager. This may incentivize the Advisory Board members to make decisions in relation to the underlying assets that benefit the Manager rather than the Company.

As a number of the Advisory Board members are in the sports memorabilia collectibles industry, they may seek to sell collectibles to, acquire collectibles from, or service collectibles owed by, the Company.

Conflicts between the Legal Counsel, the Company and the Collectable Parties.

The counsel of the Company (“Legal Counsel”) is also counsel to the Manager, the Asset Manager and their respective affiliates and may serve as counsel with respect to other series of interests (collectively, the “Collectable Parties”). Because Legal Counsel represents both the Company and the Collectable Parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between the Company and any of the Collectable Parties, Legal Counsel may represent the Collectable Parties and not the Company or the Series. Legal Counsel may, in the future, render services to the Company or the Collectable Parties with respect to activities relating to the Company as well as other unrelated activities. Legal Counsel is not representing any prospective Investors of any Series Interests in connection with this Offering and will not be representing the members of the Company other than the Manager, although the prospective Investors may rely on the opinion of legality of Legal Counsel provided as Exhibit 12.1. Prospective Investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in any Series that we offer.

Our affiliates’ interests in other Collectable Parties.

The officers and directors of Collectable Technologies, Inc., which is the sole member of the Manager and as well as the Asset Manager for the Company, are also officers and directors and/or key professionals of other Collectable Parties. These persons have legal obligations with respect to those entities that are similar to their obligations to us. As a result of their interests in other Collectable Parties, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, they will face conflicts of interest in allocating their time among us and other Collectable Parties and other business activities in which they are involved. These separate entities all require the time and consideration of Collectable Technologies, Inc. and affiliates, potentially resulting in an unequal division of resources to all Collectable Parties. However, we believe that Collectable Technologies, Inc. has sufficient professionals to fully discharge all responsibilities to the Company and each Series.

DILUTION

Dilution means a reduction in value, control or earnings of the Interests the Investor owns. Except in cases in which asset seller retain equity in an asset (expressed as a percentage of the total number of units being issued rather than as a percentage of the purchase cost of an Underlying Asset), there will be no dilution to any Investors associated with any Offering. However, from time to time, additional Interests in the Series offered under this Offering Circular may be issued in order to raise capital to cover the applicable Series’ ongoing operating expenses. See “Description of the Business – Operating Expenses” for further details. In addition, the Operating Agreement gives the Manager the authority to cause the Company to issue Interests to Investors as well as to other Persons for less than the original offering price (or for no consideration) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests, which may result in dilution to Investors.

The Manager must acquire a minimum of 0.5% of the Interests in connection with any Offering, however, the Manager, in its sole discretion, may acquire greater than 0.5% of the Interests in any Offering. In all circumstances, the Manager or its affiliated purchase will pay the price per share offered to all potential Investors hereunder.

NET ASSET VALUE CALCULATION AND VALUATION GUIDELINES

The “NAV” or net asset value is the amount upon which the Manager’s management fee and, in a curated portfolio, performance fee is calculated. Our NAV for each Series will be determined on a [monthly] basis as described below. General

The Manager’s valuation guidelines to be used in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation are designed to produce a fair and accurate estimate of the price that would be received for the Underlying Assets in a Series in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about those assets. We do not have and do not intend to retain an independent valuation advisor who will review our valuation guidelines and methodologies related to our assets. From time to time, the Manager and our Advisory Board may adopt changes to the valuation guidelines if they: (1) determine that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

To calculate our NAV, the Sponsor and Manager will look to: (1) recent sales of the units of the Series in any secondary market that may develop; and (2) recent sales or transactions in the market for assets similar to those of the Underlying Assets. Because these valuations will involve significant judgment on the part of the Manager and its Advisory Board in the application of both observable and unobservable attributes, the valuation of the Underlying Assets of a Series may differ from their actual realizable value or future value. While we believe our NAV calculation methodology is reasonable, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other companies providing similar investment opportunities may use different methodologies or assumptions, independent valuation advisors or appraisals to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Valuation of Underlying Assets

At the conclusion of the escrow period and the Closing of a Series, NAV will be equal to the net proceeds received by us, less the Series Offering Expenses (which consist of the Escrow Fees, the Broker-Dealer Fees and the cash portion of the Sourcing Fee) – in other words, the initial cost of the Underlying Assets, which we expect to represent fair salable value at that time.

The Manager will update the valuations of the Underlying Assets [monthly], based on the then most recent market data (secondary sales of the shares of the Series sales or transactions in the market for assets similar to those of the Underlying Assets) as well as other relevant information. Under the sales or transaction comparison approach, the Manager develops an opinion of value by comparing the Underlying Assets to similar, recently sold assets in the collectable market. The Manager will monitor the collectables marketplace as well as our Underlying Assets for events that the Manager believes may be expected to have a material impact on the most recent estimated values of those assets. If, in the opinion of the Manager, an event becomes known to the Manager that is likely to have any material impact on previously provided estimated values of the affected Underlying Assets, the Manager will adjust the valuation of such assets. No independent valuation advisor will review or confirm for reasonableness these adjustments. The Manager’s valuation of each series’ liabilities, including any accrued management or performance fees payable also will not be reviewed by an independent valuation advisor or appraised.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected asset-specific event such as the death or retirement of the subject of an Underlying Asset or another significant collectable market event that may cause the value of an Underlying Asset to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by the Manager that may affect more than one Underlying Asset – for example, an increased or decreased interest in a particular sport. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. If deemed appropriate by the Manager, any necessary adjustment will be determined as soon as practicable.

In general, we expect that any adjustments to valuations will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable in the discretion of the Manager. However, rapidly changing market conditions or material events may not be immediately reflected in our monthly NAV. As such, the carrying values of our assets may not reflect the price at which they could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the valuation. The resulting potential disparity in our NAV may be detrimental to holders whose units are sold, depending on whether our published NAV per share for such class is overstated or understated.

NAV and NAV Per Share Calculation

Within each Series, we will offer one class of units. As described above, the Manager is responsible for reviewing and establishing the NAV of each Series on a monthly basis.

Each class of units will have an undivided interest in that Series’ Underlying Assets and associated liabilities. In accordance with its valuation guidelines, the Manager will calculate the NAV per share for each Series as of the last calendar day of each month, using the process described above.

Thereafter, following the end of our first full calendar [month], our NAV for each Series will be determined as described above on a [monthly] basis. NAV per share will be determined by dividing the NAV for the Series by the number of outstanding units of that Series. The NAV calculation generally will be available within [15] calendar days after the end of the applicable month. Changes in our monthly NAV will include, without limitation, sales as well as purchases of additional Underlying Assets (in the case of a curated portfolio), accruals of the management fee, any accrued Operating Expenses Reimbursement Obligation and any expense reimbursements. On an ongoing basis, the Manager will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

The Manager has agreed to pay all of the organizational and offering expenses (other than the Series Offering Expenses) and will not be reimbursed for those costs. We will reimburse the Manager for ongoing Operating Expenses from future revenues of the series, including from sales of the Underling Assets of that Series. For purposes of calculating our NAV, the ongoing Operating Expenses and any resulting Operating Expenses Reimbursement Obligation will be recognized as expenses and reflected in our NAV until we reimburse the Manager for these costs.

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce what we believe to be reasonable estimated values for each of our Underlying Assets (and other assets and liabilities), or the price that would be received for those assets in orderly transactions between market participants. However, as virtually all of our Underlying Assets will consist of collectable assets with limited market transactions, as described above, the valuation of our assets may be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our Underlying Assets (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of existing unit holders or purchasers of units in any secondary market, as the case may be, depending on the circumstances at the time. See “Risk Factors— Valuations of our Underlying Assets are only estimates of fair salable value and may not necessarily correspond to realizable value.”

Based upon the foregoing, our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances when there is an inability to access or receive or a delay in accessing or receiving information from market participants upon which we may rely upon in determining the monthly value of our NAV. In these circumstances, a more accurate valuation of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in the Manager’s sole discretion, the administration of existing valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our Underlying Assets, alternative methodologies (such as independent appraisers or valuation experts) may be applied.

We include no discounts to our NAV for the illiquid nature of our shares, including any limitations on your ability to sell shares in any secondary market that may exist. Our NAV generally does not consider exit costs (e.g., selling costs and commissions) that would likely be incurred if any Underlying Assets and liabilities were liquidated or sold.

Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:

●	a unit holder would be able to realize the NAV per share if the unit holder attempts to sell its shares;

●	a unit holder would ultimately realize distributions per share equal to the NAV per share for the class of units it owns upon liquidation of the Underlying Assets and settlement of any liabilities of the Series;

●	units of the Series would trade at their NAV per share on any alternative trading system or any secondary market; or

●	a third party would offer the NAV per share for units in an arm’s-length transaction to purchase all or substantially all of the units issued by any Series.

ANTICIPATED USE OF PROCEEDS

The following pages describe the use of proceeds and the Underlying Assets for the Series currently being offered by the Company. As additional Memorabilia Assets are located and marketed by the Company or, as the final prices for any of the Underlying Assets are established, this Offering Circular will be amended or supplemented, as appropriate.

SERIES #1933GoudeyGehrigSGC8

1933 Goudey Lou Gehrig SGC 8

Use of Proceeds - SERIES #1933GoudeyGehrigSGC8

The following illustrates the estimated use of proceeds of this Offering (including from Series #1933GoudeyGehrigSGC8 Interests acquired by the Manager) if the Total Minimum ($98,750) is raised in this Offering and the asset cost is $90,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$90,000	91.14%
Broker Dealer & Escrow Fees (2)	$2,020	2.05%
Legal Expenses (3)	$350	0.35%
Sourcing Fee (cash portion) (3)	$6,300	6.38%
Total Fees and Expenses	$8,670	8.78%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$81	0.08%
Total Proceeds	$98,750	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 810 units, which represents the portion ($8,100) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (50 units) for $500. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/6/2022
Expiration Date of Agreement	6/6/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	7.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #1933GoudeyGehrigSGC8

Investment Overview

●	Upon completion of the SERIES #1933GoudeyGehrigSGC8 Offering, SERIES #1933GoudeyGehrigSGC8 will purchase a 1933 Goudey Lou Gehrig SGC 8 (The “Underlying Asset” with respect to SERIES #1933GoudeyGehrigSGC8, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Frequently discussed as one of the greatest baseball players of all time, Lou Gehrig earned the nickname “The Iron Horse” due to his legendary durability.

●	During his 17 seasons for the Yankees, Gehrig was a 7-time All Star, 6-time World Series Champion, 3-time AL Home Run leader, 2-time AL MVP and 1934 Triple Crown winner.

●	Gehrig retired in 1939 due to his ALS diagnosis and was immediately inducted into the Hall of Fame the same year. He had a .340 career batting average and 394 home runs.

●	In 1969 Gehrig was voted the greatest First Baseman of all time by the Baseball Writers’ Association of America and was the leading vote getter on the All-Century Team chosen by fans in 1999.

Asset Description

Overview and authentication:

●	Offered here is an SGC 8 Graded copy of Lou Gehrig’s 1933 Goudey Card, specifically his card number #160 version.

●	According to PSA Card Facts, “It is Gehrig’s high number that is actually more difficult. Card #160 is seen far less frequently than his #92 card and rarely seen in PSA NM-MT 8 or better. In addition, it is usually found with whiter borders and a lighter blue coloration than the #92 card.”

●	They go on to say, “Along with the common condition obstacles associated with the issue, both Gehrig cards often suffer from a general lack of eye-appeal from subpar focus and color.”

●	There have been 622 submissions to SGC of the more common #92 card and only 364 submissions of the #160 card represented in this offering

●	Out of 622 submissions of #92, 4 were given a grade of SGC 8 with 3 getting a SGC9.

●	Out of 364 submissions of #160, 2 were given a grade of SGC 8 with NONE higher.

Notable Features:

1933 Lou Gehrig Goudey Card #160

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #1933GoudeyGehrigSGC8 going forward.

SERIES #1954BowmanMaysPSA9

Willie Mays 1954 Bowman PSA 9

Use of Proceeds - SERIES #1954BowmanMaysPSA9

The following illustrates the estimated use of proceeds of this Offering (including from Series #1954BowmanMaysPSA9 Interests acquired by the Manager) if the Total Minimum ($72,400) is raised in this Offering and the cash portion of the asset cost is $67,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$67,500	93.23%
Broker Dealer & Escrow (2)	$1,805	2.49%
Legal	$300	0.41%
Marketing & Re-Authentication	$0	0.00%
Offering Expenses	$1,190	1.64%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$100	0.14%
Sourcing Fee (cash portion) (4)	$1,500	2.07%
Total Fees and Expenses	$4,895	6.76%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$5	0.01%
Total Proceeds	$72,400	100.00%

(1)	The price that the seller/consignor has established for this asset is $75,000. The seller will contribute the asset to the Series in exchange for 1500 Interests in the Series, which represents 10% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 90% of the agreed-upon price ($75,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1500 units, which represents the portion ($7,500) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (74 units) for $370. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	10%
Sourcing Fee Payable in Cash	2%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #1954BowmanMaysPSA9

Investment Overview

●	Upon completion of the SERIES #1954BowmanMaysPSA9 Offering, SERIES #1954BowmanMaysPSA9 will purchase a Willie Mays 1954 Bowman PSA 9 (The “Underlying Asset” with respect to SERIES #1954BowmanMaysPSA9, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Willie Mays is arguably the greatest centerfielder that major League Baseball has ever seen.

●	Mays was a 24-time All-Star selection, a 12-time Gold Glove winner, the 1951 National League Rookie of the Year, a two-time NL Most Valuable Player (1954, 1965) and a member of the 1954 World Series champion New York Giants.

●	Mays’ numbers are among the best ever including his 660 career home runs, third behind Hank Aaron and Babe Ruth at the time of his retirement.

●	Willie Mays retired with 3,283 hits, 2,062 runs scored, 1,903 RBI, 338 stolen bases, 660 home runs and career .302 batting average. Willie Howard Mays was elected to the National Baseball Hall of Fame in 1979.

Asset Description

Overview and authentication:

●	The 1954 Bowman set consists of 224 cards, each measuring 2-1/2” by 3-3/4”. Each card front carried a colorful likeness of a player with a facsimile signature in a colored rectangle at the card’s bottom.

●	Out of 2,110 submissions to PSA only 19 received a grade of 9 with NONE graded higher.

●	VCP Pricing tracks the most recent sale of a PSA 9 copy as $15,400 on 10/12/20

●	Since that time, PSA 7 sales have risen from $1,649 to $5,850 on 6/3/21.

Notable Features:

Graded Mint by PSA

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #1954BowmanMaysPSA9 going forward.

SERIES #1980ToppsBasketballWax

2 Boxes of 1980 Topps Basketball unopened material

Use of Proceeds - SERIES #1980ToppsBasketballWax

The following illustrates the estimated use of proceeds of this Offering (including from Series #1980ToppsBasketballWax Interests acquired by the Manager) if the Total Minimum ($67,750) is raised in this Offering and the asset cost is $62,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$62,500	92.25%
Broker Dealer & Escrow Fees (1)	$1,743	2.57%
Legal Expenses (2)	$375	0.55%
Sourcing Fee (cash portion) (3)	$3,125	4.61%
Total Fees and Expenses	$5,243	7.74%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$7	0.01%
Total Proceeds	$67,750	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 687 units, which represents the portion ($6,875) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (34 units) for $340. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/29/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	11.00%
Sourcing Fee Payable in Cash	5.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #1980ToppsBasketballWax

Investment Overview

●	Upon completion of the SERIES #1980ToppsBasketballWax Offering, SERIES #1980ToppsBasketballWax will purchase a 2 Boxes of 1980 Topps Basketball unopened material (The “Underlying Asset” with respect to SERIES #1980ToppsBasketballWax, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Larry Bird, nicknamed “Larry Legend”, was a legendary Boston Celtics star and considered one of the best small forwards in NBA history. Renowned for his mastery of the fundamentals, clutch shooting, toughness, and all-around game.

●	Bird’s career accolades include 3x NBA champion, 3x NBA MVP, 12x All Star, 9x NBA All-First team, and a Hall of Fame inductee.

●	Earvin “Magic” Johnson, a legendary Los Angeles Lakers star, is considered one of the best players and playmakers in NBA history and is credited with redefining the point guard role. Renowned for his dazzling skillset, “Showtime” style, ability to play all five positions and larger than life persona.

●	Magic’s career accolades include 5x NBA champion, 3x NBA MVP, 12x All Star, 9x NBA All-First team, and 2x Hall of Fame inductee.

Asset Description

Overview and authentication:

●	This offering contains two (2) sealed boxes of 1980 Topps Basketball

●	The 1980 Topps set consists of 176 cards

●	Topps used a unique format in which each card featured three separate player panels totaling 264 different individual athletes. (A perforation line segments each card)

●	The key card features Larry Bird, Julius Erving and Magic Johnson – the official rookie card for both Bird and Johnson. Each card in the 1980 Topps set is considered complete only with the trio of players fully intact.

●	The most recent sale of a PSA 10 of the Larry Bird & Magic Johnson Rookie Card was $399,000

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #1980ToppsBasketballWax going forward.

SERIES #49BowmanJackieAuto

1949 Bowman Jackie Robinson PSA Authentic/DNA 8 Autograph

Use of Proceeds - SERIES #49BowmanJackieAuto

The following illustrates the estimated use of proceeds of this Offering (including from Series #49BowmanJackieAuto Interests acquired by the Manager) if the Total Minimum ($38,850) is raised in this Offering and the cash portion of the asset cost is $32,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$32,500	83.66%
Broker Dealer & Escrow Fees (2)	$1,441	3.71%
Legal Expenses (3)	$350	0.90%
Sourcing Fee (cash portion) (3)(4)	$4,550	11.71%
Total Fees and Expenses	$6,341	16.32%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$9	0.02%
Total Proceeds	$38,850	100.00%

(1)	The price that the seller/consignor has established for this asset is $65,000. The seller will contribute the asset to the Series in exchange for 3,250 Interests in the Series, which represents 50.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 50.00% of the agreed-upon price ($32,500) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 585 units, which represents the portion ($5,850) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (20 units) for $200. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/6/2022
Expiration Date of Agreement	6/6/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	7.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #49BowmanJackieAuto

Investment Overview

●	Upon completion of the SERIES #49BowmanJackieAuto Offering, SERIES #49BowmanJackieAuto will purchase a 1949 Bowman Jackie Robinson PSA Authentic/DNA 8 Autograph (The “Underlying Asset” with respect to SERIES #49BowmanJackieAuto, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Jackie Robinson is not just a baseball hero, but an American hero.

●	As a pioneer who broke baseball’s color barrier in 1947, he raised hopes and opportunities for the second half of the 20th century.

●	Robinson was a central figure in the Brooklyn Dodgers’ National League Dynasty, playing in six World Series and taking the boroughs only title in 1955.

●	He finished his illustrious and historic career with the following accolades: 6x All Star, NL MVP, MLB Rookie of the Year, NL Batting Champion, and 2x NL Stolen Base Leader.

●	His jersey number 42 is retired by all MLB teams. In addition, Robinson was selected to the Baseball Hall of Fame and the Major League Baseball All-Century Team.

Asset Description

Overview and authentication:

●	This offering is an AUTOGRAPHED 1949 Bowman Jackie Robinson.

●	Of the 1,544 submissions to PSA of 1949 Bowman Jackie Robinson cards only EIGHT have been autographed.

●	The most recent sale of an autographed 1949 Bowman Jackie Robinson was for $72,191 on 5/8/21 via Heritage Auctions. This copy had a graded 9 autograph.

●	The exact card being offered here last publicly sold for $55,172.90 on 4/1/21 via Mile High Auctions.

Notable Features:

Autographed Jackie Robinson Card

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #49BowmanJackieAuto going forward.

SERIES #96SkyboxE-X2000Wax

3 boxes of 1996 Skybox E-X2000 unopened material

Use of Proceeds - SERIES #96SkyboxE-X2000Wax

The following illustrates the estimated use of proceeds of this Offering (including from Series #96SkyboxE-X2000Wax Interests acquired by the Manager) if the Total Minimum ($29,550) is raised in this Offering and the asset cost is $26,250.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$26,250	88.83%
Broker Dealer & Escrow Fees (1)	$1,378	4.66%
Legal Expenses (2)	$330	1.12%
Sourcing Fee (cash portion) (3)	$1,575	5.33%
Total Fees and Expenses	$3,283	11.11%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$17	0.06%
Total Proceeds	$29,550	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 262 units, which represents the portion ($2,625) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (15 units) for $150. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/29/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #96SkyboxE-X2000Wax

Investment Overview

●	Upon completion of the SERIES #96SkyboxE-X2000Wax Offering, SERIES #96SkyboxE-X2000Wax will purchase a 3 boxes of 1996 Skybox E-X2000 unopened material (The “Underlying Asset” with respect to SERIES #96SkyboxE-X2000Wax, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Kobe Bryant is one of the most beloved and accomplished basketball players to ever play the game.

●	Bryant spent his entire 20-year career with the Los Angeles Lakers.

●	Bryant helped the Lakers win five NBA championships, and was an 18-time All-Star, a 15-time member of the All-NBA Team, a 12-time member of the All-Defensive Team, the 2008 NBA Most Valuable Player (MVP), and a two-time NBA Finals MVP. Bryant also led the NBA in scoring twice, and ranks fourth on the league’s all-time regular season scoring and all-time postseason scoring lists.

●	Bryant is the all-time leading scorer in Lakers franchise history. He was also the first guard in NBA history to play at least 20 seasons. His 18 All-Star designations are the second most all time, while it is the record for most consecutive appearances as a starter. Bryant’s four All-Star Game MVP Awards are tied with Bob Pettit for the most in NBA history.

●	Bryant tragically died at age 41, along with his 13-year-old daughter Gianna and seven others, in a helicopter crash in Calabasas, California in 2020. Their memories will forever live on in the hearts and minds of sports fans.

Asset Description

Overview and authentication:

●	This offering contains three (3) sealed boxes of 1996 Skybox E-X2000 Basketball.

●	E-X2000 incorporates a futuristic design into base, parallel and insert designs. Players are shown atop a blue sky background with similar green borders.

●	The base set is 80 cards (82 with checklists) and has the expected stars.

●	The rookie class of Kobe Bryant, Ray Allen, Allen Iverson and Stephon Marbury are the most desired cards.

●	Credentials is the lone parallel set, and is limited to 499 copies of each card. The cards have a pearl foil border with the word “Credentials” on front.

●	The most recent sale of a PSA 10 Kobe Bryant Credentials was $617,000

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #96SkyboxE-X2000Wax going forward.

SERIES #BellingerOrangeBGS9.5

Cody Bellinger 2015 Bowman Chrome Orange Refractors BGS 9.5

Use of Proceeds - SERIES #BellingerOrangeBGS9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #BellingerOrangeBGS9.5 Interests acquired by the Manager) if the Total Minimum ($26,000) is raised in this Offering and the asset cost is $22,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$22,500	86.54%
Broker Dealer & Escrow Fees (1)	$1,341	5.16%
Legal Expenses (2)	$350	1.35%
Sourcing Fee (cash portion) (3)	$1,800	6.92%
Total Fees and Expenses	$3,491	13.43%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$9	0.04%
Total Proceeds	$26,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 180 units, which represents the portion ($1,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (13 units) for $130. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/1/2022
Expiration Date of Agreement	4/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #BellingerOrangeBGS9.5

Investment Overview

●	Upon completion of the SERIES #BellingerOrangeBGS9.5 Offering, SERIES #BellingerOrangeBGS9.5 will purchase a Cody Bellinger 2015 Bowman Chrome Orange Refractors BGS 9.5 (The “Underlying Asset” with respect to SERIES #BellingerOrangeBGS9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Cody Bellinger was selected by the Dodgers in the fourth round of the 2013 MLB draft, and debuted with the team in 2017.

●	The son of MLB player Clay Bellinger, Bellinger helped his team reach the 2007 Little League World Series at the age of 11

●	Bellinger, setting a number of Dodgers single-season home run records, participated in both the 2017 Major League Baseball All-Star Game and in the Home Run Derby, and he was named the National League (NL) Rookie of the Year after the season.

●	He received the NL MVP, Silver Slugger, and Gold Glove Awards in 2019, as well as his second All-Star selection.

●	A number of injuries to his shoulder, calf, and rib cage, however, caused 2021 to be a career-worst year for Bellinger in home runs and batting average.

Asset Description

Overview and authentication:

●	This offering contains a BGS 9.5 graded 2015 Bowman Chrome Orange Refractor Autograph of Cody Bellinger.

●	Out of 29 submissions to BGS, 18 have received a grade of 9.5 with NONE higher.

●	The most recent sale of a BGS 9.5 Orange Refractor was for $13,833 on 10/31/19 via PWCC’s Premier Auction, more recently there was a PSA 9 sale for $8,077 on 10/6/21 via eBay.

●	PWCC stated, “the iconic Orange Refractor parallel…is coveted for its extreme beauty and scarcity with only twenty-five copies in existence; a number which doesn’t come close to satisfying the demand.”

●	With THREE 9.5 and ONE 10 subgrade this card is considered a “true gem plus” and is one of only TWO cards to achieve this designation.

Notable Features:

Orange Refractor

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #BellingerOrangeBGS9.5 going forward.

SERIES #BoJackson1986RoyalsJersey

Bo Jackson Royals 1986 Jersey - Photo matched

Use of Proceeds - SERIES #BoJackson1986RoyalsJersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #BoJackson1986RoyalsJersey Interests acquired by the Manager) if the Total Minimum ($83,250) is raised in this Offering and the cash portion of the asset cost is $75,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$75,000	90.09%
Broker Dealer & Escrow Fees (2)	$1,868	2.24%
Legal Expenses (3)	$350	0.42%
Sourcing Fee (cash portion) (3)(4)	$6,000	7.21%
Total Fees and Expenses	$8,218	9.87%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$32	0.04%
Total Proceeds	$83,250	100.00%

(1)	The price that the seller/consignor has established for this asset is $100,000. The seller will contribute the asset to the Series in exchange for 2,500 Interests in the Series, which represents 25.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75.00% of the agreed-upon price ($75,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1000 units, which represents the portion ($10,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (42 units) for $420. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/1/2022
Expiration Date of Agreement	4/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #BoJackson1986RoyalsJersey

Investment Overview

●	Upon completion of the SERIES #BoJackson1986RoyalsJersey Offering, SERIES #BoJackson1986RoyalsJersey will purchase a Bo Jackson Royals 1986 Jersey - Photo matched (The “Underlying Asset” with respect to SERIES #BoJackson1986RoyalsJersey, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Vincent “Bo” Jackson was a two-sport professional athlete, playing in both the NFL as well as MLB.

●	He is the only professional athlete in history to be named an All-Star in both baseball and football

●	Jackson played college football as a running back for the Auburn Tigers, and won the Heisman Trophy in 1985.

●	He played in the National Football League for the Los Angeles Raiders and in Major League Baseball for the Kansas City Royals, Chicago White Sox, and California Angels.

●	Jackson’s name became known beyond just sports through the “Bo Knows” ad campaign by Nike

●	A 1991 hip injury ended his football career early, and he retired from baseball in 1994.

●	He was inducted into the College Football Hall of Fame in 1996

Asset Description

Overview and authentication:

●	This offering contains a Bo Jackson 1986 Kansas City Royals Game Used Jersey.

●	Photomatched by Sports Investors Authentication to the 1986 season.

●	This jersey was on display in 2016 at Kauffman Stadium.

●	Another Game Used blue Kansas City Royals Jersey sold for $4,541 in 2015 via Heritage Auctions. It was NOT photomatched.

Notable Features:

Photmatched 1986 Game Used Jersey

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #BoJackson1986RoyalsJersey going forward.

SERIES #CarltonFiskWavesItFairBall

Carlton Fisk’s 12th inning “walk off” HR ball from 1975 World Series Game 6

Use of Proceeds - SERIES #CarltonFiskWavesItFairBall

The following illustrates the estimated use of proceeds of this Offering (including from Series #CarltonFiskWavesItFairBall Interests acquired by the Manager) if the Total Minimum ($260,000) is raised in this Offering and the asset cost is $250,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$250,000	96.15%
Broker Dealer & Escrow (1)	$3,637	1.40%
Legal	$300	0.12%
Marketing & Re-Authentication	$0	0.00%
Offering Expenses	$1,000	0.38%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$60	0.02%
Sourcing Fee (cash portion) (3)	$5,000	1.92%
Total Fees and Expenses	$9,997	3.85%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$3	0.00%
Total Proceeds	$260,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 5000 units, which represents the portion ($25,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (260 units) for $1,300. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	10/12/2021
Expiration Date of Agreement	4/12/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	10%
Sourcing Fee Payable in Cash	2%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #CarltonFiskWavesItFairBall

Investment Overview

●	Upon completion of the SERIES #CarltonFiskWavesItFairBall Offering, SERIES #CarltonFiskWavesItFairBall will purchase a Carlton Fisk’s 12th inning “walk off” HR ball from 1975 World Series Game 6 (The “Underlying Asset” with respect to SERIES #CarltonFiskWavesItFairBall, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Carlton Fisk, nicknamed “Pudge” and “The Commander”, is widely considered to be one of the greatest Catchers in the history of the game. He was selected to eleven MLB All-Star teams as well as the 1972 American League Rookie of the Year.

●	He was the first player to be unanimously voted American League Rookie of the Year

●	At the time of his retirement, Fisk held the record for most home runs all-time by a catcher with 351.

●	Fisk is best known for “waving fair” his game-winning home run in the 12th inning of Game 6 of the 1975 World Series.

●	The Red Sox honored him by naming the left field foul pole the “Fisk Foul Pole”.

●	He was inducted into the Baseball Hall of Fame in 2000.

●	Fisk retired with a career stat line of a .269 batting average, 376 Home Runs and 1330 RBI.

Asset Description

Overview and authentication:

●	Game Used HR Ball from 1975 World Series Game 6

●	This is the HR ball from the famous “stay fair” wave that struck the left field foul pole.

●	Game 6 is often considered one of the best games played in Major League history.

●	The Red Sox honored him by naming the left field foul pole the “Fisk Foul Pole”.

●	This ball was sold by Robert Edwards Auction in their 2014 Spring Auction for $142,200.

●	According to REA, “The ball itself is an official American League (MacPhail) ball, displaying minor soiling commensurate with its game use. Interestingly, there is a minor area of abrasion on a side panel that was probably the result of its impact with the mesh screen connected to the foul pole. It should also be noted the use of specially manufactured World Series balls did not begin until 1978; therefore, all balls used in World Series prior to that time were either standard American or National League balls (use of an OAL or ONL ball was dependent upon the home team).”

●	They continued, “Over the past forty years REA has handled countless treasures from baseball’s storied past, but only a very few can compare with the offered ball in regard to both historical and cultural significance. This is an item that more rightfully belongs in the Smithsonian Institute than the Baseball Hall of Fame, and one that will represent the crown jewel of any collection in which it resides.”

Notable Features:

1975 World Series Game 6 Home Run Ball

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #CarltonFiskWavesItFairBall going forward.

SERIES #CassiusClaySonyListonUPIType1

Original Type 1 News Service Photogram - Cassius Clay/Sonny Liston

Use of Proceeds - SERIES #CassiusClaySonyListonUPIType1

The following illustrates the estimated use of proceeds of this Offering (including from Series #CassiusClaySonyListonUPIType1 Interests acquired by the Manager) if the Total Minimum ($23,950) is raised in this Offering and the asset cost is $20,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$20,000	93.66%
Broker Dealer & Escrow Fees (1)	$1,316	2.17%
Legal Expenses (2)	$350	0.39%
Sourcing Fee (cash portion) (3)	$2,200	3.75%
Total Fees and Expenses	$3,866	6.30%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$84	0.03%
Total Proceeds	$23,950	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 100 units, which represents the portion ($1,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (12 units) for $120. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	5.00%
Sourcing Fee Payable in Cash	11.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #CassiusClaySonyListonUPIType1

Investment Overview

●	Upon completion of the SERIES #CassiusClaySonyListonUPIType1 Offering, SERIES #CassiusClaySonyListonUPIType1 will purchase an Original Type 1 News Service Photogram - Cassius Clay/Sonny Liston (The “Underlying Asset” with respect to SERIES #CassiusClaySonyListonUPIType1, as applicable), the specifications of which are set forth below.

Overview:

●	Muhammad Ali is recognized as not only one of the greatest boxers of all time, but also one of the greatest athletes of all time. His illustrious career spanned from 1960 to 1981 during which he achieved a record of 56 wins (37 by Knockout) and 5 losses. He was born Cassius Clay, Jr. in 1942, but later changed his name to Muhammad Ali in 1964 after joining the nation of Islam.

●	Muhammad Ali first became an American sports icon after winning the gold medal at the 1960 Olympics in Rome. However, he later threw the medal into the Ohio river after he was enraged by a restaurant owner who refused to serve him because of the color of his skin. Ali was later presented with a replacement medal in 1996 at the Atlanta Olympics, but the value of the new medal could not compare to that of the original 1960 medal that resides at the bottom of a river. Any item relating Muhammad Ali (Cassius Clay) to the 1960 Olympics is very valuable and highly coveted by the sports collecting industry.

●	Some of the most memorable moment of his life include; winning gold in 1960 Olympics, winning the heavyweight title in 1964 against Sonny Liston, his “Fight of the Century” against Joe Frazier in 1971, his “Rumble in the Jungle” fight against George Foreman in 1974, and his lighting the Olympic torch in Atlanta in 1996. He will forever be a legendary sports icon.

●	As the New York Times eloquently stated, Ali “was the most thrilling if not the best heavyweight ever, carrying into the ring a physically lyrical, unorthodox boxing style that fused speed, agility, and power more seamlessly than that of any fighter before him.”

Asset Description

Overview and authentication:

●	Original Type 1 News Service Photo from the Cassius Clay/Sonny Liston 1965 Fight.

●	United Press International

●	Depicts the famous knockout of Sonny Liston

●	Handwritten notes on back of photo “Liston-Clay KO in 1st”

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #CassiusClaySonyListonUPIType1 going forward.

SERIES #CharlesBarkleySunsJersey

Charles Barkley 1993-94 Game Worn Phoenix Suns Jersey

Use of Proceeds - SERIES #CharlesBarkleySunsJersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #CharlesBarkleySunsJersey Interests acquired by the Manager) if the Total Minimum ($151,500) is raised in this Offering and the cash portion of the asset cost is $140,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$140,000	92.41%
Broker Dealer & Escrow (2)	$2,551	1.68%
Legal	$1,250	0.83%
Marketing & Re-Authentication	$75	0.05%
Offering Expenses	$1,000	0.66%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.66%
Sourcing Fee (cash portion) (4)	$5,600	3.70%
Total Fees and Expenses	$11,476	7.58%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$24	0.02%
Total Proceeds	$151,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,680 units, which represents the portion ($8,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (152 units) for $760. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	6/10/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	10%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	4.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #CharlesBarkleySunsJersey

Investment Overview

●	Upon completion of the SERIES #CharlesBarkleySunsJersey Offering, SERIES #CharlesBarkleySunsJersey will purchase a Charles Barkley 1993-94 Game Worn Phoenix Suns Jersey (The “Underlying Asset” with respect to SERIES #CharlesBarkleySunsJersey, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Charles Barkley, nicknamed “The Round Mound of Rebound” and “Sir Charles”, was the 5th overall pick of the 1984 NBA Draft by the Philadelphia 76ers and spent the first 8 of his career with the team followed by 4 years each for the Phoenix Suns and Houston Rockets.

●	The 1984 NBA Draft class is considered one of the greatest in history, also containing Michael Jordan, Hakeem Olajuwon and John Stockton.

●	Barkley was named to 11 All-Star Teams and 11 All-NBA Teams during his career, along with the 1993 NBA MVP.

●	In 2000, he retired as the fourth player in NBA history to achieve at least 20,000 points, 10,000 rebounds and 4,000 assists.

●	He competed in the 1992 and 1996 Olympic Games and won two gold medals as a member of the United States’ “Dream Team.”

●	Barkley is a two-time inductee into the Naismith Memorial Basketball Hall of Fame, being inducted in 2006 for his individual career, and in 2010 as a member of the “Dream Team

Asset Description

Overview and authentication:

●	This offering contains the jersey worn by Charles Barkley for the 1993-94 NBA Season.

●	The jersey has been photomatched for game use by Meigray

●	Worn for Barkley’s 56 point career high in the 1994 NBA Playoffs.

●	Photomatched to the following games

●	Game 3 of the Western Conference First Round 5/4/94 vs Warriors (56 points, 14 rebounds, 4 assists)

●	Game 5 of the Western Conference Semifinals 5/17/94 vs Rockets (30 points, 5 rebounds, 2 assists)

●	Game 7 of the Western Conference Semifinals 5/21/94 vs Rockets (24 points, 15 rebounds, 4 assists)

Notable Features:

Phoenix Suns 1993-94 Jersey

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #CharlesBarkleySunsJersey going forward.

SERIES #CurryGoldToppsPSA10

Stephen Curry 2009 Topps Gold Refractor PSA 10

Use of Proceeds - SERIES #CurryGoldToppsPSA10

The following illustrates the estimated use of proceeds of this Offering (including from Series #CurryGoldToppsPSA10 Interests acquired by the Manager) if the Total Minimum ($25,800) is raised in this Offering and the cash portion of the asset cost is $20,100.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$20,100	77.91%
Broker Dealer & Escrow Fees (2)	$1,317	5.10%
Legal Expenses (3)	$350	1.36%
Sourcing Fee (cash portion) (3)(4)	$4,020	15.58%
Total Fees and Expenses	$5,687	22.04%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$14	0.05%
Total Proceeds	$25,800	100.00%

(1)	The price that the seller/consignor has established for this asset is $67,000. The seller will contribute the asset to the Series in exchange for 4,690 Interests in the Series, which represents 70.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 30.00% of the agreed-upon price ($20,100) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 670 units, which represents the portion ($6,700) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (13 units) for $130. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	6/30/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.00%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $2,000. In the example set forth above, the seller would realize a profit of $65,000 on the sale of the asset, assuming that the units received by the asset seller have a value of $46,900.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #CurryGoldToppsPSA10

Investment Overview

●	Upon completion of the SERIES #CurryGoldToppsPSA10 Offering, SERIES #CurryGoldToppsPSA10 will purchase a Stephen Curry 2009 Topps Gold Refractor PSA 10 (The “Underlying Asset” with respect to SERIES #CurryGoldToppsPSA10, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Many analysts consider Curry to be the greatest shooter in NBA history and he is credited with revolutionizing the way modern basketball is played. He has been referred to as the “Michael Jordan of the three-point era,” pointing out that he did for the three-point shot what Jordan did for the dunk.

●	As of January 2021 Curry has been named a 6 time NBA All-Star, 2 time NBA MVP and has won 3 NBA Championships with the Warriors. His 2015-16 NBA MVP Award was the first time in the history of the award that there had been a unanimous vote.

●	CBS Sports ranked Curry #19 in their list of the 50 Greatest NBA Players of All Time and Sports Illustrated ranked him #3 behind Kevin Durant and LeBron James on their Top 100 NBA Players of 2019 list.

Asset Description

Overview and authentication:

●	This offering contains a PSA 10 graded 2009 Topps Chrome Gold Refractor of Stephen Curry.

●	Out of 297 submissions to PSA, TWENTY have received a grade of 10.

●	PWCC states, “(This is) one of Curry’s most condition sensitive Topps rookie parallels encased in a PSA 10 holder. The ’09 Topps Gold set is typically plagued by a slew of condition issues and is limited to only 2009 manufactured”

●	“if you are searching for a popular and rare card of one of the greatest athletes of all-time, you may want to consider (this card)”

●	This card most recently sold for $78,000 via PWCC’s December 2021 premier auction.

Notable Features:

Gold Refractor

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #CurryGoldToppsPSA10 going forward.

SERIES #Eruzione1980MiracleOnIceGoldJersey

Mike Eruzione Miracle on Ice Gold Medal Jersey

Use of Proceeds - SERIES #Eruzione1980MiracleOnIceGoldJersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #Eruzione1980MiracleOnIceGoldJersey Interests acquired by the Manager) if the Total Minimum ($78,000) is raised in this Offering and the cash portion of the asset cost is $70,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$70,000	89.74%
Broker Dealer & Escrow Fees (2)	$1,820	2.33%
Legal Expenses (3)	$350	0.45%
Sourcing Fee (cash portion) (3)(4)	$5,600	7.18%
Total Fees and Expenses	$7,770	9.96%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$230	0.29%
Total Proceeds	$78,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $700,000. The seller will contribute the asset to the Series in exchange for 63,000 Interests in the Series, which represents 90.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 10.00% of the agreed-upon price ($70,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 7000 units, which represents the portion ($70,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (39 units) for $390. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/31/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	10.80%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	0.80%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Eruzione1980MiracleOnIceGoldJersey

Investment Overview

●	Upon completion of the SERIES #Eruzione1980MiracleOnIceGoldJersey Offering, SERIES #Eruzione1980MiracleOnIceGoldJersey will purchase a Mike Eruzione Miracle on Ice Gold Medal Jersey (The “Underlying Asset” with respect to SERIES #Eruzione1980MiracleOnIceGoldJersey, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Michael “Rizz, Rizzo” Eruzione, nicknamed “Rizz” and “Rizzo”, is an American former ice hockey player.

●	He is best known as the captain of the 1980 Winter Olympics United States national team that defeated the Soviet Union in the famous “Miracle on Ice” game, in which he scored the game-winning goal.

●	He is the author, with Neal E. Boudette, of the national bestseller, The Making of a Miracle: The Untold Story of the Captain of The Gold Medal-Winning 1980 U.S. Olympic Hockey Team, published by HarperCollins.

●	Eruzione was one of five players on the US Olympic team not drafted by an NHL team. He retired from competition after the Olympics, despite contract offers from the New York Rangers, stating that he’d reached the pinnacle of achievement already.

Asset Description

Overview and authentication:

●	This offering contains the United States Olympic hockey jersey worn by team captain Mike Eruzione during the gold medal game against Finland on February 24th at Lake Placid.

●	This jersey originates directly from Eruzione and is accompanied by a signed LOA on the stationery of the auction house that first sold it in 2013.

●	Eruzione has further attested to its game-used status by inscribing the jersey in black Sharpie (10/10), “Mike Eruzione – 1980 Captain – My Gold Medal Jersey” on the reverse numeral “2.”

●	The blue-mesh jersey is lettered “USA” on the front and features the number “21” on the reverse and each sleeve. All letters and numerals are applied in red on white tackle twill. “Eruzione” is lettered in white tackle twill upon a blue name plate on the reverse.

●	A large “C” (denoting captain), in white on blue tackle twill, has been applied to the left breast. A white tackle-twill star adorns each shoulder. A “Norcon XL” label appears in the collar. The jersey is all original and displays moderate wear.

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Eruzione1980MiracleOnIceGoldJersey going forward.

SERIES #GarnettStoudemireDualLogoman

Kevin Garnett & Amare Stoudemire 2004-05 Exquisite Collection Dual NBA Logo Autographs BGS 8.5

Use of Proceeds - SERIES #GarnettStoudemireDualLogoman

The following illustrates the estimated use of proceeds of this Offering (including from Series #GarnettStoudemireDualLogoman Interests acquired by the Manager) if the Total Minimum ($50,000) is raised in this Offering and the cash portion of the asset cost is $45,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$45,000	90.00%
Broker Dealer & Escrow (2)	$1,589	3.18%
Legal	$1,000	2.00%
Marketing & Re-Authentication	$0	0.00%
Offering Expenses	$1,000	2.00%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$280	0.56%
Sourcing Fee (cash portion) (4)	$900	1.80%
Total Fees and Expenses	$5,019	10.04%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$232	0.46%
Total Proceeds	$50,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 720 units, which represents the portion ($3,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (50 units) for $250.There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	5/2/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	10%
Sourcing Fee Payable in Series Equity Interest	8%
Sourcing Fee Payable in Cash	2%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #GarnettStoudemireDualLogoman

Investment Overview

●	Upon completion of the SERIES #GarnettStoudemireDualLogoman Offering, SERIES #GarnettStoudemireDualLogoman will purchase a Kevin Garnett & Amare Stoudemire 2004-05 Exquisite Collection Dual NBA Logo Autographs BGS 8.5 (The “Underlying Asset” with respect to SERIES #GarnettStoudemireDualLogoman, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Amare Stoudemire, is an American-Israeli professional basketball coach and former player. He currently serves as player development assistant for the Brooklyn Nets of the National Basketball Association. He won the NBA Rookie of the Year Award in 2003 with the Phoenix Suns, who selected him with the ninth overall pick of the 2002 NBA draft. He made six appearances in the NBA All-Star Game and was named to the All-NBA Team five times, including one first-team selection in 2007.

●	Kevin Garnett, a member of the 2020 Hall of Fame Induction Class, won the 2008 NBA championship, was a 15-time NBA All-Star, a 12-time member of the All-Defensive Team, a 9-time member of the All-NBA Team, the 2008 Defensive Player of the Year and the 2004 NBA Most Valuable Player.

Asset Description

Overview and authentication:

●	This card features autographs of Kevin Garnett and Amare Stoudemire as well as the most coveted jersey patches in the entire hobby, the NBA logo (also known as the “logoman patch”

●	“Logoman” cards are without a doubt the most sought after in all of Basketball, often fetching premium record-breaking prices at auction.

●	Some recent examples of record-breaking logoman sales are $1.8M for Giannis Antetoukompo, $1.29M for LeBron James and $1.02M for Anthony Davis

●	A congratulatory statement on the card’s back attests to the authenticity of the signatures and genuineness of the patch components, and serves as Upper Deck’s COA.

Notable Features:

●	The card features NBA Logoman patches and accompanying autographs from Kevin Garnett and Amare Stoudemire as well as a “1/1” stamp from Upper Deck.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #GarnettStoudemireDualLogoman going forward.

SERIES #GeorgeVezina1911C55PSA7

George Vezina 1911 C55 PSA 7

Use of Proceeds - SERIES #GeorgeVezina1911C55PSA7

The following illustrates the estimated use of proceeds of this Offering (including from Series #GeorgeVezina1911C55PSA7 Interests acquired by the Manager) if the Total Minimum ($118,150) is raised in this Offering and the asset cost is $108,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$108,000	91.41%
Broker Dealer & Escrow Fees (1)	$2,200	1.86%
Legal Expenses (2)	$350	0.30%
Sourcing Fee (cash portion) (3)	$7,560	6.40%
Total Fees and Expenses	$10,110	8.56%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$40	0.03%
Total Proceeds	$118,150	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 972 units, which represents the portion ($9,720) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (60 units) for $600. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/1/2022
Expiration Date of Agreement	4/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	7.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #GeorgeVezina1911C55PSA7

Investment Overview

●	Upon completion of the SERIES #GeorgeVezina1911C55PSA7 Offering, SERIES #GeorgeVezina1911C55PSA7 will purchase a George Vezina 1911 C55 PSA 7 (The “Underlying Asset” with respect to SERIES #GeorgeVezina1911C55PSA7, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Georges Vezina, nicknamed “Chicoutimi Cucumber”, was a Canadian goaltender who played seven seasons in the National Hockey Association and nine in the National Hockey League, all with the Montreal Canadiens.

●	After being signed by the Canadiens in 1910, Vézina played in 327 consecutive regular season games and 39 playoff games.

●	When the Hockey Hall of Fame opened in 1945, Vézina was one of the original nine inductees, and in 2017 the NHL included him on their list of the 100 greatest players in league history.

●	Vézina allowed the fewest goals in the league seven times in his career: four times in the NHA and three times in the NHL. In 1918, Vézina became the first NHL goaltender to both record a shutout and earn an assist on a goal.

●	At the start of the 1926–27 NHL season, the Canadiens donated the Vezina Trophy to the NHL as an award to the goaltender who allowed the fewest goals during the season.

●	Since 1981, the Vezina Trophy has been given to the most outstanding goaltender as determined by a vote of NHL general managers.

Asset Description

Overview and authentication:

●	This offering contains a George Vezina rookie card from the 1911 C55 Set in a grade of PSA 7.

●	Out of 171 total submissions to PSA, NINE have received a grade of 7 with only 1 graded higher.

●	According to VCP pricing guide the last public sale of a PSA 7 was for $62,730 on 5/23/21 via Goldin Auctions

●	PSA Card Facts states, “this is the only recognized rookie card of the man whose name is synonymous with goal-tending excellence. Georges Vezina is to hockey goalies what Cy Young is to baseball pitchers when it comes to personal achievement.”

●	They go on to say, “This unattributed Canadian tobacco issue, thought to have been released by Imperial Tobacco, remains a key segment of any advanced vintage hockey collection.”

Notable Features:

George Vezina PSA 7 Rookie Card

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #GeorgeVezina1911C55PSA7 going forward.

SERIES #GretzkySGC9

Wayne Gretzky 1979-90 O-Pee-Chee SGC 9

Use of Proceeds - SERIES #GretzkySGC9

The following illustrates the estimated use of proceeds of this Offering (including from Series #GretzkySGC9 Interests acquired by the Manager) if the Total Minimum ($92,500) is raised in this Offering and the asset cost is $85,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$85,000	$91.89%
Broker Dealer & Escrow Fees (1)	$1,969	2.13%
Legal Expenses (2)	$350	0.38%
Sourcing Fee (cash portion) (3)	$5,100	5.51%
Total Fees and Expenses	$7,419	8.02%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$81	0.09%
Total Proceeds	$92,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 850 units, which represents the portion ($8,500) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (47 units) for $470. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/25/2022
Expiration Date of Agreement	6/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #GretzkySGC9

Investment Overview

●	Upon completion of the SERIES #GretzkySGC9 Offering, SERIES #GretzkySGC9 will purchase a Wayne Gretzky 1979-90 O-Pee-Chee SGC 9 (The “Underlying Asset” with respect to SERIES #GretzkySGC9, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Wayne Gretzky, nicknamed “The Great One”, is considered the greatest hockey player of all time. At the time of his retirement in 1999, he held 61 NHL records: 40 regular season records, 15 playoff records, and 6 All-Star records. He won 4 Stanley Cup Championships with the Edmonton Oilers.

●	Some of the remarkable accomplishments from Gretzky’s career include: finishing with 894 goals and 1,963 assist (2,857 points), 15 NHL All-Star selections (8 First Team and 7 Second Team squads), nine Hart Trophies as the league’s best player, 10 Art Ross Trophies, two Conn Smythe Trophies and five Byng Trophies.

●	Gretzky played for 4 teams (Edmonton Oilers, Los Angeles Kings, New York Rangers, St. Louis Blues) over the course of 20 seasons.

Asset Description

Overview and authentication:

●	Graded a 96 (9) by SGC this is one of 14 to receive this grade out of 766 total submissions with only 1 graded higher.

●	PSA Card Facts states, “This is the key rookie card of hockey’s greatest player. When people talk about the greatest athletes in sports, you often hear names like Babe Ruth, Muhammad Ali and Michael Jordan, but one could make a great argument that none of them dominated their sport the way Wayne Gretzky dominated hockey.”

●	They go on to say, “This card, which is tougher to obtain in top condition than its Topps counterpart, has to contend with a few major condition obstacles including chipping along the blue border, print defects and severe rough-cuts, making PSA Mint 9 or better examples very hard to come by. In addition, the centering on this card is often found in the 60/40 or worse range.”

●	The 2 most recent sales of this card in an SGC 9 grade were for $175,000 on 5/27/21 and $140,000 on 4/21/21.

●	A PSA 9 copy sold for $156,000 on 12/5/21, the most recent sale of that grade.

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #GretzkySGC9 going forward.

SERIES #HamiltonChromeOrangeSapphire

Lewis Hamilton 2020 Topps Chrome F1 Sapphire Edition Orange PSA 9

Use of Proceeds - SERIES #HamiltonChromeOrangeSapphire

The following illustrates the estimated use of proceeds of this Offering (including from Series #HamiltonChromeOrangeSapphire Interests acquired by the Manager) if the Total Minimum ($51,500) is raised in this Offering and the cash portion of the asset cost is $45,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$45,000	87.38%
Broker Dealer & Escrow Fees (2)	$1,567	3.04%
Legal Expenses (3)	$350	0.68%
Sourcing Fee (cash portion) (3)(4)	$4,500	8.74%
Total Fees and Expenses	$6,417	12.46%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$83	0.16%
Total Proceeds	$51,500	100.00%

(1)	The price that the seller/consignor has established for this asset is $50,000. The seller will contribute the asset to the Series in exchange for 500 Interests in the Series, which represents 10.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 90.00% of the agreed-upon price ($45,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 350 units, which represents the portion ($3,500) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (26 units) for $260. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	11/7/2021
Expiration Date of Agreement	5/7/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	7.00%
Sourcing Fee Payable in Cash	9.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #HamiltonChromeOrangeSapphire

Investment Overview

●	Upon completion of the SERIES #HamiltonChromeOrangeSapphire Offering, SERIES #HamiltonChromeOrangeSapphire will purchase a Lewis Hamilton 2020 Topps Chrome F1 Sapphire Edition Orange PSA 9 (The “Underlying Asset” with respect to SERIES #HamiltonChromeOrangeSapphire, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Sir Lewis Hamilton currently competes in Formula One for Mercedes, having previously driven for McLaren from 2007 to 2012.

●	Hamilton has won a joint-record seven World Drivers’ Championship titles (tied with Michael Schumacher), and holds the records for the most wins (103), pole positions (103), and podium finishes (182).

●	In 2007 Hamilton became the first, and so far, only Black driver to race in the Formula 1 series.

Asset Description

Overview and authentication:

●	This offering is a PSA 9 graded 2020 Topps Chrome F1 Sapphire Edition Orange refractor.

●	Out of 8 submission to PSA, TWO have received a grade of 9 with none graded higher.

●	There has not been a public sale of an orange refractor from Sapphire edition.

●	A PSA 10 gold refractor out of /50 sold for $44,544 on eBay via Probstein123 on 12/19/21.

●	The orange refractor is numbered out of 25 total copies

Notable Features:

Lewis Hamilton Rookie Card

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #HamiltonChromeOrangeSapphire going forward.

SERIES #JackieRobinson1950BowmanPSA9

Jackie Robinson 1950 Bowman PSA 9

Use of Proceeds - SERIES #JackieRobinson1950BowmanPSA9

The following illustrates the estimated use of proceeds of this Offering (including from Series #JackieRobinson1950BowmanPSA9 Interests acquired by the Manager) if the Total Minimum ($76,400) is raised in this Offering and the cash portion of the asset cost is $67,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$67,500	88.35%
Broker Dealer & Escrow (2)	$1,815	2.38%
Legal	$300	0.39%
Marketing & Re-Authentication	$280	0.37%
Offering Expenses	$1,000	1.31%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	1.31%
Sourcing Fee (cash portion) (4)	$4,500	5.89%
Total Fees and Expenses	$8,895	11.64%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$5	0.01%
Total Proceeds	$76,400	100.00%

(1)	The price that the seller/consignor has established for this asset is $150,000. The seller will contribute the asset to the Series in exchange for 8,250 Interests in the Series, which represents 55% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 45% of the agreed-upon price ($150,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1350 units, which represents the portion ($13,500) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (39 units) for $390. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	9%
Sourcing Fee Payable in Cash	3%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #JackieRobinson1950BowmanPSA9

Investment Overview

●	Upon completion of the SERIES #JackieRobinson1950BowmanPSA9 Offering, SERIES #JackieRobinson1950BowmanPSA9 will purchase a Jackie Robinson 1950 Bowman PSA 9 (The “Underlying Asset” with respect to SERIES #JackieRobinson1950BowmanPSA9, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Jackie Robinson is not just a baseball hero, but an American hero.

●	As a pioneer who broke baseball’s color barrier in 1947, he raised hopes and opportunities for the second half of the 20th century.

●	Robinson was a central figure in the Brooklyn Dodgers’ National League Dynasty, playing in six World Series and taking the boroughs only title in 1955.

●	He finished his illustrious and historic career with the following accolades: 6x All Star, NL MVP, MLB Rookie of the Year, NL Batting Champion, and 2x NL Stolen Base Leader.

●	His jersey number 42 is retired by all MLB teams. In addition, Robinson was selected to the Baseball Hall of Fame and the Major League Baseball All-Century Team.

Asset Description

Overview and authentication:

●	PSA Card Facts state “The 1950 Bowman set consists of 252 cards, each measuring 2-1/16” by 2-1/2”. For the first time, Bowman utilized full-color artwork for its card front display of a player surrounded by a thin white border.” (https://www.psacard.com/cardfacts/baseball-cards/1950-bowman/146)

●	The PSA Population Report lists 12 PSA 9 examples out of 1,268 submissions with ONE graded higher.

●	The most recent sale for a PSA 9 reported to VCP Pricing was on 3/20/21 for $95,859.

Notable Features:

Graded Mint by PSA

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #JackieRobinson1950BowmanPSA9 going forward.

SERIES #LeBronJamesBlockSeries1TopShot

LeBron James Block From The Top Series 1 Legendary Top Shot

Use of Proceeds - SERIES #LeBronJamesBlockSeries1TopShot

The following illustrates the estimated use of proceeds of this Offering (including from Series #LeBronJamesBlockSeries1TopShot Interests acquired by the Manager) if the Total Minimum ($20,000) is raised in this Offering and the cash portion of the asset cost is $14,999.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$14,999	74.99%
Broker Dealer & Escrow Fees (2)	$1,299	6.50%
Legal Expenses (3)	$350	1.75%
Sourcing Fee (cash portion) (3)(4)	$0	0.00%
Total Fees and Expenses	$1,649	8.25%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$3,353	16.76%
Total Proceeds	$20,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $55,000. The seller will contribute the asset to the Series in exchange for 4,000 Interests in the Series, which represents 72.73% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 27.27% of the agreed-upon price ($14,999) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	The Manager has elected to receive its entire Sourcing Fee ($6,600) in units (660). The Manager also will purchase an additional 0.5% interest (10 units) for $100. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/17/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12.00%
Sourcing Fee Payable in Series Equity Interest	12.00%
Sourcing Fee Payable in Cash	0.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #LeBronJamesBlockSeries1TopShot

Investment Overview

●	Upon completion of the SERIES #LeBronJamesBlockSeries1TopShot Offering, SERIES #LeBronJamesBlockSeries1TopShot will purchase a LeBron James Block From The Top Series 1 Legendary Top Shot (The “Underlying Asset” with respect to SERIES #LeBronJamesBlockSeries1TopShot, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Frequently discussed as one of the greatest basketball players of all time, LeBron James is certainly one of America’s most influential and popular athletes of his generation.

●	James has won three NBA Championships, three NBA Finals MVP Awards, and four NBA’s Most Valuable Player Awards.

●	James is the three-time AP Athlete of the Year and two-time Sports Illustrated Sportsperson of the Year.

●	After winning two championships with the Miami Heat, LeBron triumphantly returned to the Cavaliers and brought the city of Cleveland its first major professional sports championship since 1964, and the first ever championship won by the Cleveland Cavaliers franchise.

Asset Description

Overview and authentication:

●	NBA Top Shot is the biggest mainstream example of digital collectible cards. You can think of them as trading cards, but instead of being printed on card, they’re kept on the blockchain. This means you can keep them in your digital wallet and send them to other people, or sell them in online marketplaces

●	Similar to trading cards, there are multiple cards for each moment. Packs are released in various sizes, with smaller packs increasing the rarity of the cards.

●	The common tier includes packs that have 10,000 cards or more. The rare tier has packs of 150 to 4,999 cards and the legendary tier limits them to 25 to 499 cards.

●	Presented in this offering is a Legendary clip #4/59 for LeBron James and his chase-down block on 11/25/19.

●	Described as “Los Angeles Lakers superstar LeBron James protects the rim with a picture-perfect chasedown block against Western Conference rivals the San Antonio Spurs on November 25, 2019”

●	Other serial numbers of this TopShot clip have sold from between $1,750 and $100,000 since January of 2021.

Notable Features:

Part of TopShot Series 1

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #LeBronJamesBlockSeries1TopShot going forward.

SERIES #LeBronWadeMeloCrystalBGS9.5

LeBron James, Carmelo Anthony, Dwayne Wade 2003 Fleer Crystal /50 BGS 9.5

Use of Proceeds - SERIES #LeBronWadeMeloCrystalBGS9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #LeBronWadeMeloCrystalBGS9.5 Interests acquired by the Manager) if the Total Minimum ($70,370) is raised in this Offering and the asset cost is $65,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$65,000	92.37%
Broker Dealer & Escrow Fees (1)	$1,768	2.51%
Legal Expenses (2)	$350	0.50%
Sourcing Fee (cash portion) (3)	$3,250	4.62%
Total Fees and Expenses	$5,368	7.63%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$2	0.00%
Total Proceeds	$70,370	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 715 units, which represents the portion ($7,150) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (36 units) for $360. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/29/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	11.00%
Sourcing Fee Payable in Cash	5.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #LeBronWadeMeloCrystalBGS9.5

Investment Overview

●	Upon completion of the SERIES #LeBronWadeMeloCrystalBGS9.5 Offering, SERIES #LeBronWadeMeloCrystalBGS9.5 will purchase a LeBron James, Carmelo Anthony, Dwayne Wade 2003 Fleer Crystal /50 BGS 9.5 (The “Underlying Asset” with respect to SERIES #LeBronWadeMeloCrystalBGS9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	LeBron James, Carmelo Anthony and Dwayne Wade are considered some of the greatest basketball players and scorers of all-time. They were all drafted in the 2003 NBA Draft, a draft many consider to be the best of all time.

●	LeBron James is one the greatest basketball players of all time, and certainly one of the America’s most influential and popular athletes of his generation. He has won 3 NBA Championships, 4 MVP awards, and is the 3x AP Athlete of the Year.

●	Carmelo Anthony is considered one of the greatest scoring forwards of all time. He has been named an NBA All-Star ten times and an All-NBA Team member six times. He played college basketball for the Syracuse Orange, winning a national championship as a freshman in 2003 while being named the NCAA Tournament’s Most Outstanding Player.

●	Dwayne Wade is a future first ballot Hall of Famer. Wade won three NBA championships, was a 13-time NBA All-Star, an 8-time member of the All-NBA Team, and a 3-time member of the All-Defensive Team.

Asset Description

Overview and authentication:

●	The card was graded a 9.5 by Beckett Grading.

●	The card is numbered to 50.

●	There are only 11 BGS 9.5 graded examples out of 18 total submissions to BGS.

●	This asset is a rookie card of three future first ballot Hall of Famers.

●	Many collectors believe this card will be the younger generations “Magic, Bird, Dr. J 1980 Scoring Leaders” card, a popular perforated card containing Magic Johnson, Larry Bird and Julius Erving all on one card.

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #LeBronWadeMeloCrystalBGS9.5 going forward.

SERIES #LukaDoncic2021PlayoffsSneakers

Luka Doncic Game Worn Signed Jordan PE Career High Sneakers

Use of Proceeds - SERIES #LukaDoncic2021PlayoffsSneakers

The following illustrates the estimated use of proceeds of this Offering (including from Series #LukaDoncic2021PlayoffsSneakers Interests acquired by the Manager) if the Total Minimum ($135,000) is raised in this Offering and the cash portion of the asset cost is $125,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$125,000	92.59%
Broker Dealer & Escrow (2)	$2,393	1.77%
Legal	$300	0.22%
Marketing & Re-Authentication	$300	0.22%
Offering Expenses	$1,000	0.74%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.74%
Sourcing Fee (cash portion) (4)	$5,000	3.70%
Total Fees and Expenses	$9,993	7.40%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$7	0.01%
Total Proceeds	$135,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1000 units, which represents the portion ($10,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (68 units) for $680. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	8%
Sourcing Fee Payable in Cash	4%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #LukaDoncic2021PlayoffsSneakers

Investment Overview

●	Upon completion of the SERIES #LukaDoncic2021PlayoffsSneakers Offering, SERIES #LukaDoncic2021PlayoffsSneakers will purchase a Luka Doncic Game Worn Signed Jordan PE Career High Sneakers (The “Underlying Asset” with respect to SERIES #LukaDoncic2021PlayoffsSneakers, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Leading a Dallas Mavericks team that might not be far away from owning the Western Conference for years to come, Luka Doncic is a basketball outlier, a point guard whose skill-set is so individualistic that it’s virtually impossible to find a direct NBA comp

●	In 2015, the then-16-year-old Slovenian native debuted with Real Madrid, holding his own against players twice his age. He won the Euro League MVP in 2018, and was named to their All-Decade team.

●	Luka came into the NBA with huge expectations, which he somehow exceeded, winning the 2019 Rookie of the Year, and landing a spot on the 2020 All-NBA Team alongside vets Giannis Antetokounmpo, LeBron James, Anthony Davis, and James Harden.

●	San Antonio Spurs coach Gregg Popovich compared Doncic to Magic Johnson, saying, “He sees the floor that way.” Luka’s Mavericks coach Rick Carlisle went further, gushing, “He’s a savant type of guy” along the lines of Larry Bird.

●	Doncic’s nightly averages -- 24.7 points, 8.5 rebounds, 7.3 assists -- have fans believing he could join Oscar Robertson and Russell Westbrook as the rare player who averaged a season-long triple-double

Asset Description

Overview and authentication:

●	This offering contains the Nike sneakers worn by Luka Doncic in 2021 NBA Playoffs.

●	Photomatched to THREE 2021 NBA Playoff Games.

●	Autographed by Luka Doncic

●	The shoes have been photomatched for game use by Meigray.

Notable Features:

Nike Jordan PE Sneakers

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #LukaDoncic2021PlayoffsSneakers going forward.

SERIES #Mantle1960Topps9

Use of Proceeds - SERIES #Mantle1960Topps9

The following illustrates the estimated use of proceeds of this Offering (including from Series #Mantle1960Topps9 Interests acquired by the Manager if the Total Minimum ($63,750) is raised in this Offering and the cash portion of the asset cost is $57,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$57,000	89.41%
Broker Dealer & Escrow (2)	$1,698	2.66%
Legal	$1,250	1.96%
Marketing & Re-Authentication	$225	0.35%
Offering Expenses	$1,000	1.57%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$700	1.10%
Sourcing Fee (cash portion) (4)	$1,800	2.82%
Total Fees and Expenses	$6,673	10.47%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$77	0.12%
Total Proceeds	$63,750	100.00%

(1)	The price that the seller/consignor has established for this asset is $60,000. The seller will contribute the asset to the Series in exchange for 300 Interests in the Series, which represents 5% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 95% of the agreed-upon price ($57,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #Mantle1960Topps9 Seller.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 360 units, which represents the portion ($3,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (32 units) for $320. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Related seller (1)
Total Sourcing Fee as a percentage of Consignment Price	9%
Sourcing Fee Payable in Series Equity Interest	6%
Sourcing Fee Payable in Cash	3%

(1)	The asset seller (or an affiliate of the asset seller) is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. Although comparables, recent sales data and market trends were used, the consignment price was not determined by arms-length bargaining; accordingly, that price may be more than would be paid in an arms-length transaction and, therefore, favor the asset seller rather than the Company. See “ACTUAL AND POTENTIAL CONFLICTS OF INTEREST.” The asset seller acquired the Underlying Asset for $34,000. In the example set forth above, the asset seller would realize a “profit” of $26,000 on the sale of the Underlying Asset (assuming that the value of the 5% interest in the Series is $3,000).

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #Mantle1960Topps9

Investment Overview

●	Upon completion of the SERIES #Mantle1960Topps9 Offering, SERIES #Mantle1960Topps9 will purchase a Mickey Mantle 1960 Topps PSA 9 (The “Underlying Asset” with respect to SERIES #Mantle1960Topps9, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Also known as “The Mick” and “The Commerce Comet”, Mickey Mantle is seen as one of the greatest baseball players of all time.

●	Mantle was a 20 time All-Star, 7 time World Series Champ and 3 time MVP. He achieved the Triple Crown achievement in 1956 and led the league in Home Runs 4 times.

●	Mantle was elected to the Baseball Hall of Fame in 1974 and the Major League Baseball All-Century Team in 1999.

●	Mantle still holds the World Series records for most Home Runs, RBIs, extra-base hits, runs, walks and total bases.

Asset Description

Overview and authentication:

●	The offering contains a 1960 Mickey Mantle Topps baseball card.

●	Graded a 9 by PSA, sports collectibles leading grading agency.

●	There are 29 examples graded PSA 9, with zero graded higher excluding qualifiers.

●	Mickey Mantle is one of the most collectible athletes of all time.

Notable Features:

●	A colorful issue, the left panel contains Mantle in batting stance with a red background. On the right, Mantle poses with a bat on his shoulder.

Notable Defects:

●	There are none.

Depreciation

●	The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Mantle1960Topps9 forward.

SERIES #Mantle1963PSA9

Mickey Mantle 1963 Topps PSA 9

Use of Proceeds - SERIES #Mantle1963PSA9

The following illustrates the estimated use of proceeds of this Offering (including from Series #Mantle1963PSA9 Interests acquired by the Manager) if the Total Minimum ($76,900) is raised in this Offering and the cash portion of the asset cost is $69,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$69,000	89.73%
Broker Dealer & Escrow (2)	$1,810	2.35%
Legal	$1,250	1.63%
Marketing & Re-Authentication	$475	0.62%
Offering Expenses	$1,000	1.30%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$600	0.78%
Sourcing Fee (cash portion) (4)	$2,760	3.59%
Total Fees and Expenses	$7,895	10.27%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$5	0.01%
Total Proceeds	$76,900	100.00%

(1)	The price that the seller/consignor has established for this asset is $92,000. The seller will contribute the asset to the Series in exchange for 2,300 Interests in the Series, which represents 25% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75% of the agreed-upon price ($69,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #Mantle1963PSA9 Seller.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 552 units, which represents the portion ($5,520) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (39 units) for $390. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/19/21
Expiration Date of Agreement	12/31/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	9%
Sourcing Fee Payable in Series Equity Interest	6%
Sourcing Fee Payable in Cash	3%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $15,832. In the example set forth above, the seller would realize a profit of $76,168 on the sale of the asset, assuming that the units received by the asset seller have a value of $92,000.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #

Investment Overview #Mantle1963PSA9

●	Upon completion of the SERIES #Mantle1963PSA9 Offering, SERIES #Mantle1963PSA9 will purchase a Mickey Mantle 1963 Topps PSA 9 (The “Underlying Asset” with respect to SERIES #Mantle1963PSA9, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Also known as “The Mick” and “The Commerce Comet”, Mickey Mantle is seen as one of the greatest baseball players of all time.

●	Mantle was a 20 time All-Star, 7 time World Series Champ and 3 time MVP. He achieved the Triple Crown achievement in 1956 and led the league in Home Runs 4 times.

●	Mantle was elected to the Baseball Hall of Fame in 1974 and the Major League Baseball All-Century Team in 1999.

●	Mantle still holds the World Series records for most Home Runs, RBIs, extra-base hits, runs, walks and total bases.

Asset Description

Overview and authentication:

●	The offering contains a 1963 Topps Mickey Mantle with a grade of PSA 9

●	This PSA 9 is one of 40 to receive the grade with 2 graded higher out of 5,116 graded examples.

●	The most recent sale of a PSA 9 is $51,335 on 12/29/20. VCP pricing guide tracks sales of PSA 8 examples as rising from $3,600 on 11/29/20 to $6,107 on 3/15/21, a 69% increase over that time.

●	According to PSA Card Facts, “The focal point of each player card was a large likeness of the athlete with a smaller, black-and-white image, centered within a circular area at a bottom edge corner...Elevated levels of condition scarcity are attached to the 1963 Topps cards, as the sensitive corners where solid color extends to the tips are prone to wear.”

Notable Features:

●	Many collectors enjoy the 1963 Topps Mantle for its dual-image design and overall color scheme.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Mantle1963PSA9 going forward.

SERIES #Mantle51BowmanSGC7

Mickey Mantle 1951 Bowman SGC 7

Use of Proceeds - SERIES #Mantle51BowmanSGC7

The following illustrates the estimated use of proceeds of this Offering (including from Series #Mantle51BowmanSGC7 Interests acquired by the Manager) if the Total Minimum ($78,750) is raised in this Offering and the asset cost is $69,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$69,500	87.23%
Broker Dealer & Escrow Fees (1)	$1,813	2.28%
Legal Expenses (2)	$350	0.44%
Sourcing Fee (cash portion) (3)	$7,993	10.03%
Total Fees and Expenses	$10,155	12.75%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$20	0.02%
Total Proceeds	$79,675	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 834 units, which represents the portion ($4,170) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (80 units) for $400. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/29/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	10.00%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $69,500. In the example set forth above, the seller would realize a profit of $0 on the sale of the asset.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Mantle51BowmanSGC7

Investment Overview

●	Upon completion of the SERIES #Mantle51BowmanSGC7 Offering, SERIES #Mantle51BowmanSGC7 will purchase a Mickey Mantle 1951 Bowman SGC 7 (The “Underlying Asset” with respect to SERIES #Mantle51BowmanSGC7, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Also known as “The Mick” and “The Commerce Comet”, Mickey Mantle is seen as one of the greatest baseball players of all time.

●	Mantle was a 20 time All-Star, 7 time World Series Champ and 3 time MVP. He achieved the Triple Crown achievement in 1956 and led the league in Home Runs 4 times.

●	Mantle was elected to the Baseball Hall of Fame in 1974 and the Major League Baseball All-Century Team in 1999.

●	Mantle still holds the World Series records for most Home Runs, RBIs, extra-base hits, runs, walks and total bases.

Asset Description

Overview and authentication:

●	This offering contains a 1951 Bowman Mickey Mantle Rookie Card.

●	Out of 721 total submissions to SGC, only 21 have received a grade of 7 with 28 graded higher.

●	The most recent sale of an SGC 7 graded copy of this card was on 5/8/21 for $48,000. A PSA 7 graded copy of the same card recently sold for $111,000.

●	PSA Card Facts states, “This is the only recognized rookie card of The Mick. Mickey Mantle is, quite simply, the most widely collected figure in the hobby.”

●	They go on to say, “While his 1952 Topps card receives a tremendous amount of fanfare, some collectors forget that this is his only true rookie card. This incredibly important card is subject to numerous condition obstacles. As with most high-numbered cards in the set, this card often suffers from print lines, wax stains along the reverse and poor centering.”

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Mantle51BowmanSGC7 going forward.

SERIES #MarvelPMGBlueSet

Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Blue / 50

Use of Proceeds - SERIES #MarvelPMGBlueSet

The following illustrates the estimated use of proceeds of this Offering (including from Series #MarvelPMGBlueSet Interests acquired by the Manager) if the Total Minimum ($325,500) is raised in this Offering and the asset cost is $300,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$300,000	92.17%
Broker Dealer & Escrow Fees (1)	$4,129	1.27%
Legal Expenses (2)	$350	0.11%
Sourcing Fee (cash portion) (3)	$21,000	6.45%
Total Fees and Expenses	$25,479	7.83%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$21	0.01%
Total Proceeds	$325,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 2700 units, which represents the portion ($27,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (163 units) for $1,630. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	7.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MarvelPMGBlueSet

Investment Overview

●	Upon completion of the SERIES #MarvelPMGBlueSet Offering, SERIES #MarvelPMGBlueSet will purchase a Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Blue / 50 (The “Underlying Asset” with respect to SERIES #MarvelPMGBlueSet, as applicable), the specifications of which are set forth below.

Overview:

●	Marvel films have been in production since 2007, and in that time Marvel Studios has produced and released 27 films, with at least 12 more in various stages of development.

●	Marvel is the highest-grossing film franchise of all time, having grossed over $25.3 billion at the global box office.

●	The audience for Marvel collectibles is vast and global.

●	2015 Fleer Retro Marvel trading cards take things back to the 1990s. Similar to the 2013 set under the same banner, the release focuses extensively on designs from the past.

●	Upper Deck has utilized the Fleer brand and its corresponding set names with great success in the sports card market. In an attempt to capitalize on the popularity of such iconic insert sets as Jambalya, Precious Metal Gems, Flair and Metal, Upper Deck has used these themes in a unique fashion by bringing them to the Marvel Comic Universe in Fleer Retro.

Asset Description

Overview and authentication:

●	Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Blue

●	Numbered to /50

●	Contains 42 cards

●	All PSA graded

●	Precious Metal Gems are considered some of the top inserts to debut in the late 1990s. They made the jump over to comic trading cards with 2013 Fleer Retro Marvel and were one of the most popular parts of the release.

●	Recently, a Spider Man 2013 Fleer Retro Marvel Precious Metal Gems Blue broke the record for the most expensive Marvel card ever, selling for $132,000.

Notable Features:

●	PMG Blues contain blue foil backdrops

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MarvelPMGBlueSet going forward.

SERIES #MarvelPMGRedSet

Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Red / 100

Use of Proceeds - SERIES #MarvelPMGRedSet

The following illustrates the estimated use of proceeds of this Offering (including from Series #MarvelPMGRedSet Interests acquired by the Manager) if the Total Minimum ($165,000) is raised in this Offering and the asset cost is $150,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$150,000	90.91%
Broker Dealer & Escrow Fees (1)	$2,622	1.59%
Legal Expenses (2)	$350	0.21%
Sourcing Fee (cash portion) (3)	$12,000	7.27%
Total Fees and Expenses	$14,972	9.07%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$28	0.02%
Total Proceeds	$165,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1200 units, which represents the portion ($12,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (83 units) for $830. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MarvelPMGRedSet

Investment Overview

●	Upon completion of the SERIES #MarvelPMGRedSet Offering, SERIES #MarvelPMGRedSet will purchase a Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Red / 100 (The “Underlying Asset” with respect to SERIES #MarvelPMGRedSet, as applicable), the specifications of which are set forth below.

Overview:

●	Marvel films have been in production since 2007, and in that time Marvel Studios has produced and released 27 films, with at least 12 more in various stages of development.

●	Marvel is the highest-grossing film franchise of all time, having grossed over $25.3 billion at the global box office.

●	The audience for Marvel collectibles is vast and global.

●	2015 Fleer Retro Marvel trading cards take things back to the 1990s. Similar to the 2013 set under the same banner, the release focuses extensively on designs from the past.

●	Upper Deck has utilized the Fleer brand and its corresponding set names with great success in the sports card market. In an attempt to capitalize on the popularity of such iconic insert sets as Jambalya, Precious Metal Gems, Flair and Metal, Upper Deck has used these themes in a unique fashion by bringing them to the Marvel Comic Universe in Fleer Retro.

Asset Description

Overview and authentication:

●	Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Red

●	Numbered to /100

●	Contains 42 cards

●	All PSA graded

●	Precious Metal Gems are considered some of the top inserts to debut in the late 1990s. They made the jump over to comic trading cards with 2013 Fleer Retro Marvel and were one of the most popular parts of the release.

●	Recently, a Spider Man 2013 Fleer Retro Marvel Precious Metal Gems Blue broke the record for the most expensive Marvel card ever, selling for $132,000.

Notable Features:

●	PMG Reds contain red foil backdrops

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MarvelPMGRedSet going forward.

SERIES #MarvelPMGBronzeSet

Complete set of 2017 Fleer Marvel Retro Precious Metal Gems Bronze / 199

Use of Proceeds - SERIES #MarvelPMGBronzeSet

The following illustrates the estimated use of proceeds of this Offering (including from Series #MarvelPMGBronzeSet Interests acquired by the Manager) if the Total Minimum ($46,700) is raised in this Offering and the asset cost is $40,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$40,000	85.65%
Broker Dealer & Escrow Fees (1)	$1,517	3.25%
Legal Expenses (2)	$350	0.75%
Sourcing Fee (cash portion) (3)	$4,800	10.28%
Total Fees and Expenses	$6,667	14.28%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$33	0.07%
Total Proceeds	$46,700	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 160 units, which represents the portion ($1,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (24 units) for $240. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	4.00%
Sourcing Fee Payable in Cash	12.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MarvelPMGBronzeSet

Investment Overview

●	Upon completion of the SERIES #MarvelPMGBronzeSet Offering, SERIES #MarvelPMGBronzeSet will purchase a Complete set of 2017 Fleer Marvel Retro Precious Metal Gems Bronze / 199 (The “Underlying Asset” with respect to SERIES #MarvelPMGBronzeSet, as applicable), the specifications of which are set forth below.

Overview:

●	Marvel films have been in production since 2007, and in that time Marvel Studios has produced and released 27 films, with at least 12 more in various stages of development.

●	Marvel is the highest-grossing film franchise of all time, having grossed over $25.3 billion at the global box office.

●	The audience for Marvel collectibles is vast and global.

●	2015 Fleer Retro Marvel trading cards take things back to the 1990s. Similar to the 2013 set under the same banner, the release focuses extensively on designs from the past.

●	Upper Deck has utilized the Fleer brand and its corresponding set names with great success in the sports card market. In an attempt to capitalize on the popularity of such iconic insert sets as Jambalya, Precious Metal Gems, Flair and Metal, Upper Deck has used these themes in a unique fashion by bringing them to the Marvel Comic Universe in Fleer Retro.

Asset Description

Overview and authentication:

●	Complete set of 2017 Fleer Marvel Retro Precious Metal Gems Bronze

●	Numbered to /199

●	Contains 50 cards

●	All PSA graded

●	Precious Metal Gems are considered some of the top inserts to debut in the late 1990s. They made the jump over to comic trading cards with 2013 Fleer Retro Marvel and were one of the most popular parts of the release.

●	Recently, a Spider Man 2013 Fleer Retro Marvel Precious Metal Gems Blue broke the record for the most expensive Marvel card ever, selling for $132,000.

Notable Features:

●	PMG Bronze contain bronze foil backdrops

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MarvelPMGBronzeSet going forward.

SERIES #MarvelPMGGreenSet

Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Green / 10

Use of Proceeds - SERIES #MarvelPMGGreenSet

The following illustrates the estimated use of proceeds of this Offering (including from Series #MarvelPMGGreenSet Interests acquired by the Manager) if the Total Minimum ($1,339,100) is raised in this Offering and the asset cost is $1,250,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$1,250,000	93.35%
Broker Dealer & Escrow Fees (1)	$13,674	1.02%
Legal Expenses (2)	$350	0.03%
Sourcing Fee (cash portion) (3)	$75,000	5.60%
Total Fees and Expenses	$89,024	6.65%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$76	0.01%
Total Proceeds	$1,339,100	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 12500 units, which represents the portion ($125,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (670 units) for $6,700. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MarvelPMGGreenSet

Investment Overview

●	Upon completion of the SERIES #MarvelPMGGreenSet Offering, SERIES #MarvelPMGGreenSet will purchase a Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Green / 10 (The “Underlying Asset” with respect to SERIES #MarvelPMGGreenSet, as applicable), the specifications of which are set forth below.

Overview:

●	Marvel films have been in production since 2007, and in that time Marvel Studios has produced and released 27 films, with at least 12 more in various stages of development.

●	Marvel is the highest-grossing film franchise of all time, having grossed over $25.3 billion at the global box office.

●	The audience for Marvel collectibles is vast and global.

●	2015 Fleer Retro Marvel trading cards take things back to the 1990s. Similar to the 2013 set under the same banner, the release focuses extensively on designs from the past.

●	Upper Deck has utilized the Fleer brand and its corresponding set names with great success in the sports card market. In an attempt to capitalize on the popularity of such iconic insert sets as Jambalya, Precious Metal Gems, Flair and Metal, Upper Deck has used these themes in a unique fashion by bringing them to the Marvel Comic Universe in Fleer Retro.

Asset Description

Overview and authentication:

●	Complete set of 2015 Fleer Marvel Retro Precious Metal Gems Green

●	Numbered to /10

●	Contains 42 cards

●	All PSA graded

●	Precious Metal Gems are considered some of the top inserts to debut in the late 1990s. They made the jump over to comic trading cards with 2013 Fleer Retro Marvel and were one of the most popular parts of the release.

●	Recently, a Spider Man 2013 Fleer Retro Marvel Precious Metal Gems Blue broke the record for the most expensive Marvel card ever, selling for $132,000.

Notable Features:

●	PMG Greens contain green foil backdrops

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MarvelPMGGreenSet going forward.

SERIES #Mays1969ToppsPSA10

Willie Mays 1969 Topps PSA 10

Use of Proceeds - SERIES #Mays1969ToppsPSA10

The following illustrates the estimated use of proceeds of this Offering (including from Series #Mays1969ToppsPSA10 Interests acquired by the Manager) if the Total Minimum ($48,795) is raised in this Offering and the cash portion of the asset cost is $44,800.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$44,800	91.81%
Broker Dealer & Escrow (2)	$1,574	3.23%
Legal	$300	0.61%
Marketing & Re-Authentication	$0	0.00%
Offering Expenses	$870	1.78%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$125	0.26%
Sourcing Fee (cash portion) (4)	$1,120	2.30%
Total Fees and Expenses	$3,989	8.18%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$6	0.01%
Total Proceeds	$48,795	100.00%

(1)	The price that the seller/consignor has established for this asset is $56,000. The seller will contribute the asset to the Series in exchange for 2240 Interests in the Series, which represents 20% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 80% of the agreed-upon price ($56,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1120 units, which represents the portion ($5,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (50 units) for $250. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	10%
Sourcing Fee Payable in Cash	2%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #Mays1969ToppsPSA10

Investment Overview

●	Upon completion of the SERIES #Mays1969ToppsPSA10 Offering, SERIES #Mays1969ToppsPSA10 will purchase a Willie Mays 1969 Topps PSA 10 (The “Underlying Asset” with respect to SERIES #Mays1969ToppsPSA10, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Willie Mays is arguably the greatest centerfielder that major League Baseball has ever seen.

●	Mays was a 24-time All-Star selection, a 12-time Gold Glove winner, the 1951 National League Rookie of the Year, a two-time NL Most Valuable Player (1954, 1965) and a member of the 1954 World Series champion New York Giants.

●	Mays’ numbers are among the best ever including his 660 career home runs, third behind Hank Aaron and Babe Ruth at the time of his retirement.

●	Willie Mays retired with 3,283 hits, 2,062 runs scored, 1,903 RBI, 338 stolen bases, 660 home runs and career .302 batting average. Willie Howard Mays was elected to the National Baseball Hall of Fame in 1979.

Asset Description

Overview and authentication:

●	The 1969 Topps Baseball set consists of 664 cards, each measuring 2-1/2” by 3-1/2”. The set features a color photo with the team name printed in block letters underneath. A circle contains the player’s name and position. (https://www.psacard.com/pop/baseball-cards/1969/topps/49710)

●	Out of 2,592 submissions to PSA only SIX received a grade of 10 with NONE graded higher.

●	VCP Pricing tracks the most recent sale of a PSA 10 copy as $45,600 on 4/18/21.

●	Since that time, PSA 7 sales have risen from $1,649 to $5,850 on 6/3/21.

Notable Features:

Graded Gem Mint by PSA

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Mays1969ToppsPSA10 going forward.

SERIES #MbappeOrangeChrome9.5

Kylian Mbappe 2017-18 Topps Chrome UEFA Champions League Orange Refractor BGS 9.5

Use of Proceeds - SERIES #MbappeOrangeChrome9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #MbappeOrangeChrome9.5 Interests acquired by the Manager) if the Total Minimum ($49,500) is raised in this Offering and the asset cost is $45,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$45,000	90.91%
Broker Dealer & Escrow Fees (1)	$1,570	3.17%
Legal Expenses (2)	$350	0.71%
Sourcing Fee (cash portion) (3)	$2,250	4.55%
Total Fees and Expenses	$4,170	8.42%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$330	0.67%
Total Proceeds	$49,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 810 units, which represents the portion ($4,050) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (50 units) for $250. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	12/1/2021
Expiration Date of Agreement	6/1/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	14.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	5.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MbappeOrangeChrome9.5

Investment Overview

●	Upon completion of the SERIES #MbappeOrangeChrome9.5 Offering, SERIES #MbappeOrangeChrome9.5 will purchase a Kylian Mbappe 2017-18 Topps Chrome UEFA Champions League Orange Refractor BGS 9.5 (The “Underlying Asset” with respect to SERIES #MbappeOrangeChrome9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Kylian Mbappe is a French professional footballer who plays as a forward for Ligue 1 club Paris Saint-Germain as well as the French National Team.

●	Considered one of the most promising and electrifying young players in the world at only 22 years of age, Mbappe became the youngest French player to score at a World Cup, and became the second teenager, after Pelé, to score in a World Cup Final in 2018.

●	Mbappé won three Ligue 1 titles, three Coupe de France titles, was named Ligue 1 Player of the Year twice, and has finished as Ligue 1 top scorer for three consecutive seasons. He is also the third-highest goalscorer in Paris Saint-Germain history.

Asset Description

Overview and authentication:

●	This offering contains a 2017-18 Topps Chrome UEFA Champions League Orange Refractor.

●	Graded a 9.5 by BGS, this card is one of 3 to receive that grade with only 2 graded higher.

●	The Orange Refractor is one of the rarest variations, numbered out of only 25.

●	PWCC describes a gold refractor (which is /50) as “by far, one of his most attractive rookie cards...All told, we love the investment future on this card and strongly feel that Mbappe will be one of the all-time greats. This card could very well double in value should PSG win the Champions League soon. Only deserving of the finest portfolio.” (https://www.pwccmarketplace.com/items/2387620)

Notable Features:

The card features Kylian Mbappe in his blue uniform against an orange background

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MbappeOrangeChrome9.5 going forward.

SERIES #MichaelJordanPortfolio

Curated Portfolio of Michael Jordan cards

Use of Proceeds - SERIES #MichaelJordanPortfolio

The following illustrates the estimated use of proceeds of this Offering (including from Series #MichaelJordanPortfolio Interests acquired by the Manager) if the Total Minimum ($999,000) is raised in this Offering and the asset cost is $930,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$930,000	93.09%
Broker Dealer & Escrow Fees (1)	$10,459	1.05%
Legal Expenses (2)	$350	0.04%
Sourcing Fee (cash portion) (3)	$58,125	5.82%
Total Fees and Expenses	$68,934	6.90%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$66	0.01%
Total Proceeds	$999,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 9300 units, which represents the portion ($93,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (500 units) for $5,000. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.25%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.25%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $930,000. In the example set forth above, the seller would realize a profit of $0 on the sale of the asset.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MichaelJordanPortfolio

Investment Overview

●	Upon completion of the SERIES #MichaelJordanPortfolio Offering, SERIES #MichaelJordanPortfolio will purchase a Curated Portfolio of Michael Jordan cards (The “Underlying Asset” with respect to SERIES #MichaelJordanPortfolio, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Often referred to as “MJ”, “His Airness” or “Air Jordan”, Michael Jordan is almost universally considered the greatest to ever play the game and one of the most culturally relevant athletes in the entire world.

●	Drafted 3rd overall in the 1984 NBA Draft after Hakeem Olajuwon and Sam Bowie, Michael Jordan played 15 seasons in the NBA, winning 6 NBA Titles with the Chicago Bulls.

●	He was also a 5 time NBA MVP, 10 time NBA scoring leader, 14 time NBA All-Star, 1984 NBA Rookie of the Year and 2 time Olympic Gold Medalist. He was inducted into the Basketball Hall of Fame in 2009 and received the Presidential Medal of Freedom in 2016, the highest civilian award.

●	From his Air Jordan brand with Nike to his appearances in film and television Jordan’s cultural significance and relevance cannot be overstated, making him one of the most recognizable and popular figures in the world.

Asset Description

Overview and authentication:

●	This portfolio of assets consists of a curated assortment of rare and valuable Michael Jordan sports cards.

●	The portfolio is designed to offer broad based, diversified exposure to the overall performance of Michael Jordan sports cards over time.

●	Each card within the basket will be graded and authenticated by one of the three major grading companies: PSA, BGS and SGC.

●	Each card within the portfolio will be selected based on rarity, condition, cultural and historical significance, and effect of inclusion on the overall portfolio composition.

Notable Features:

Featuring a curated assortment of rare and valuable Michael Jordan cards, the portfolio is designed to offer broad based, diversified exposure to the overall performance of Michael Jordan sports cards over time.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MichaelJordanPortfolio going forward.

SERIES #MikeTrout2017Jersey

Mike Trout 2017 Game Used Road HR Jersey

Use of Proceeds - SERIES #MikeTrout2017Jersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #MikeTrout2017Jersey Interests acquired by the Manager) if the Total Minimum ($59,950) is raised in this Offering and the cash portion of the asset cost is $55,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$55,000	91.74%
Broker Dealer & Escrow (2)	$1,675	2.79%
Legal	$500	0.83%
Marketing & Re-Authentication	$50	0.08%
Offering Expenses	$300	0.50%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$200	0.33%
Sourcing Fee (cash portion) (4)	$2,200	3.67%
Total Fees and Expenses	$4,925	8.21%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$26	0.04%
Total Proceeds	$59,950	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 880 units, which represents the portion ($4,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (60 units) for $300. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	7/20/2021
Expiration Date of Agreement	7/20/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	8%
Sourcing Fee Payable in Cash	4%

(2)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #MikeTrout2017Jersey

Investment Overview

●	Upon completion of the SERIES #MikeTrout2017Jersey Offering, SERIES #MikeTrout2017Jersey will purchase a Mike Trout 2017 Game Used Road HR Jersey (The “Underlying Asset” with respect to SERIES #MikeTrout2017Jersey, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Nicknamed “The Millville Meteor”, Mike Trout is almost universally considered the greatest all-around player in baseball today.

●	Through his first 11 seasons Trout is an eight-time MLB All-Star, three-time American League Most Valuable Player (winning the award in 2014, 2016, and 2019, while finishing second in the 2012, 2013, 2015, and 2018 votes), and is an eight-time winner of the Silver Slugger Award.

●	In 2019, he signed a 12-year, $426 million contract with the Angels, the 2nd richest contract in the history of North American sports and 3rd in professional sports in general (and the 2nd biggest contract at the time of signing)

●	Trout led the American League in wins above replacement in his first five full seasons (according to Fangraphs and Baseball-Reference.com).

Asset Description

Overview and authentication:

●	Grey Road Jersey from the 2017 Season.

●	Trout finished 2017 with a .306 Batting Average, 33 Home Runs and 72 Runs Batted In.

●	Mike Trout Grey Los Angeles Angels Jersey.

●	Worn for at least one Home Run

●	Photomatched by Meigray

Notable Features:

Grey Los Angeles Angels Jersey

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MikeTrout2017Jersey going forward.

SERIES #OPCLemiuex9.5

1985-86 O-Pee-Chee Mario Lemiuex BGS 9.5 - PWCC S

Use of Proceeds - SERIES #OPCLemiuex9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #OPCLemiuex9.5 Interests acquired by the Manager) if the Total Minimum ($20,500) is raised in this Offering and the asset cost is $17,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$17,000	82.93%
Broker Dealer & Escrow Fees (1)	$1,285	6.27%
Legal Expenses (3)	$350	1.71%
Sourcing Fee (cash portion) (3)	$1,865	9.10%
Total Fees and Expenses	$3,505	17.07%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$0	-0.00%
Total Proceeds	$20,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 85 units, which represents the portion ($850) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (11 units) for $110. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/6/2022
Expiration Date of Agreement	6/6/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	5.00%
Sourcing Fee Payable in Cash	11.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #OPCLemiuex9.5

Investment Overview

●	Upon completion of the SERIES #OPCLemiuex9.5 Offering, SERIES #OPCLemiuex9.5 will purchase a 1985-86 O-Pee-Chee Mario Lemiuex BGS 9.5 - PWCC S (The “Underlying Asset” with respect to SERIES #OPCLemiuex9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Mario Lemiuex, nicknamed “The Magnificent One”, “Le Magnifique” and “Super Mario”, is universally considered to be one of the greatest hockey players of all time.

●	PSA says about him, “Mario Lemieux’s size and skill made him the most feared player in the league and the heir-apparent to Wayne Gretzky as the NHL’s best player. Lemieux had to deal with his share of adversity during his career, which included a few nagging injuries and a battle with Hodgkin’s disease. The lingering effects of radiation treatment and chronic back problems forced Lemieux to retire. Despite all of the problems Lemieux faced, he was still able to pile up some very impressive numbers and achieve what few have done.”

●	He finished his NHL Career with 690 goals and 1,033 assists. He won a plethora of awards including Rookie of the Year, 6 Art Ross Trophies, 3 Hart Trophies, 2 Conn Smythe Trophies, 1 Calder Trophy, 1 Masterton Trophy. He was named to 9 NHL All-Star Teams and won 2 Stanley Cup Championships.

●	He was inducted into the Hockey Hall of Fame in 1997.

Asset Description

Overview and authentication:

●	According to PSA Card Facts, “This is the most important rookie card of, arguably, hockey’s most gifted player….This card, while tougher than its Topps counterpart, is not particularly difficult overall, but marginal centering and slight rough-cuts may prevent the card from reaching PSA Mint 9 or better status.”

●	Of the 2,275 submissions to BGS, 73 have received a grade of 9.5 with 13 receiving a 10.

●	PWCC has given the example being offered here their “Superior Eye-Appeal” designation stating that this example has eye appeal within the top 5% of all copies.

●	The most recent sale of a BGS 9.5 copy was for $11,910 on 6/30/21 via PWCC on eBay, this sale was of a card with a top 30% eye-appeal designation.

Notable Features:

Mario Lemieux Rookie Card - PWCC Superior Eye Appeal

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #OPCLemiuex9.5 going forward.

SERIES #Ovechkin2006CapitalsJersey

Alexander Ovechkin 2006-07 Washington Capitals Game Used Road Jersey

Use of Proceeds - SERIES #Ovechkin2006CapitalsJersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #Ovechkin2006CapitalsJersey Interests acquired by the Manager) if the Total Minimum ($48,250) is raised in this Offering and the cash portion of the asset cost is $42,750.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$42,750	88.60%
Broker Dealer & Escrow Fees (2)	$1,544	3.20%
Legal Expenses (3)	$350	0.73%
Sourcing Fee (cash portion) (3)(4)	$3,600	7.46%
Total Fees and Expenses	$5,494	11.39%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$6	0.01%
Total Proceeds	$48,250	100.00%

(1)	The price that the seller/consignor has established for this asset is $45,000. The seller will contribute the asset to the Series in exchange for 225 Interests in the Series, which represents 5.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 95.00% of the agreed-upon price ($42,750) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 360 units, which represents the portion ($3,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (25 units) for $250. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/1/2022
Expiration Date of Agreement	4/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Ovechkin2006CapitalsJersey

Investment Overview

●	Upon completion of the SERIES #Ovechkin2006CapitalsJersey Offering, SERIES #Ovechkin2006CapitalsJersey will purchase a Alexander Ovechkin 2006-07 Washington Capitals Game Used Road Jersey (The “Underlying Asset” with respect to SERIES #Ovechkin2006CapitalsJersey, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Often referred to as “Ovi” or “The Great Eight”, Alex Ovechkin is one of the most prolific goal scorers in the modern NHL and is widely considered one of the greatest to ever play the game.

●	As of January 2021, Ovechkin is a 8 time NHL All-Star, 9 time NHL scoring leader, 3 time NHL MVP and 2018 Stanley Cup Champion and was named one of the 100 Greatest NHL Players of all time in 2017.

●	Drafted 1st overall in the 2004 NHL Draft, Ovechkin missed the 2004-05 season due to the NHL Lockout, winning the Rookie of the Year award upon the resumption of play the following season.

●	As of January 2021, Ovechkin is just the 8th player in NHL History to have reached the 700 career goals milestone. Only Wayne Gretzky achieved the 700 goal milestone faster and at a younger age.

Asset Description

Overview and authentication:

●	This offering is a Game Worn jersey from Alex Ovechkin’s 2nd year in the NHL.

●	Photomatched by SIA and MeiGray, this jersey was worn for 6 games during which Ovechkin tallied 5 goals and 3 assists.

●	Another Game Used Alex Ovechkin Jersey from “The Goal” sold via Goldin Auctions for $111,930 in early 2020.

●	A 2-goal Jersey sold for $11,011 in June of 2021 via Lelands.

Notable Features:

Worn for 5+ Goals

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Ovechkin2006CapitalsJersey going forward.

SERIES #OvechkinTheCupBGSGemMint9.5

Alex Ovechkin 2005-06 Upper Deck The Cup #179 /99 BGS Gem Mint 9.5

Use of Proceeds - SERIES #OvechkinTheCupBGSGemMint9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #OvechkinTheCupBGSGemMint9.5 Interests acquired by the Manager) if the Total Minimum ($324,500) is raised in this Offering and the cash portion of the asset cost is $300,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$300,000	92.45%
Broker Dealer & Escrow Fees (2)	$4,129	1.27%
Legal Expenses (3)	$350	0.11%
Sourcing Fee (cash portion) (3)(4)	$20,000	6.16%
Total Fees and Expenses	$24,479	7.54%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$21	0.01%
Total Proceeds	$324,500	100.00%

(1)	The price that the seller/consignor has established for this asset is $400,000. The seller will contribute the asset to the Series in exchange for 10,000 Interests in the Series, which represents 25.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75.00% of the agreed-upon price ($300,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 4400 units, which represents the portion ($44,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (163 units) for $1,630. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	6/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	11.00%
Sourcing Fee Payable in Cash	5.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #OvechkinTheCupBGSGemMint9.5

Investment Overview

●	Upon completion of the SERIES #OvechkinTheCupBGSGemMint9.5 Offering, SERIES #OvechkinTheCupBGSGemMint9.5 will purchase a Alex Ovechkin 2005-06 Upper Deck The Cup #179 /99 BGS Gem Mint 9.5 (The “Underlying Asset” with respect to SERIES #OvechkinTheCupBGSGemMint9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Often referred to as “Ovi” or “The Great Eight”, Alex Ovechkin is one of the most prolific goal scorers in the modern NHL and is widely considered one of the greatest to ever play the game.

●	As of January 2021, Ovechkin is a 8 time NHL All-Star, 9 time NHL scoring leader, 3 time NHL MVP and 2018 Stanley Cup Champion and was named one of the 100 Greatest NHL Players of all time in 2017.

●	Drafted 1st overall in the 2004 NHL Draft, Ovechkin missed the 2004-05 season due to the NHL Lockout, winning the Rookie of the Year award upon the resumption of play the following season.

●	As of January 2021, Ovechkin is just the 8th player in NHL History to have reached the 700 career goals milestone. Only Wayne Gretzky achieved the 700 goal milestone faster and at a younger age.

Asset Description

Overview and authentication:

●	Considered arguably Ovechkin’s most desirable rookie card on the planet.

●	Numbered to just 99, this card is 03/99.

●	Containing an incredibly rare 4-color jersey patch.

●	The card is signed by Ovechkin.

●	Graded a BGS Gem Mint 9.5, with the following subgrades Centering 10, Corners 9, Edges 9.5, Surface 10, Autograph 10.

●	Ovechkin collectibles, in particular his cards, are skyrocketing in popularity and prices as he chases Wayne Gretzky’s NHL all-time goal scoring record.

Notable Features:

Featuring an incredibly rare 4-color jersey patch and a signature from Ovechkin.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #OvechkinTheCupBGSGemMint9.5 going forward.

SERIES #Pele1958AmericanaPSA3

Pele 1958 Americana LTDA PSA 3

Use of Proceeds - SERIES #Pele1958AmericanaPSA3

The following illustrates the estimated use of proceeds of this Offering (including from Series #Pele1958AmericanaPSA3 Interests acquired by the Manager) if the Total Minimum ($119,250) is raised in this Offering and the asset cost is $107,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$107,000	89.73%
Broker Dealer & Escrow Fees (1)	$2,190	1.84%
Legal Expenses (2)	$350	0.29%
Sourcing Fee (cash portion) (3)	$9,630	8.08%
Total Fees and Expenses	$12,170	10.21%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$80	0.07%
Total Proceeds	$119,250	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 749 units, which represents the portion ($7,490) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (60 units) for $600. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/17/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	7.00%
Sourcing Fee Payable in Cash	9.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Pele1958AmericanaPSA3

Investment Overview

●	Upon completion of the SERIES #Pele1958AmericanaPSA3 Offering, SERIES #Pele1958AmericanaPSA3 will purchase a Pele 1958 Americana LTDA PSA 3 (The “Underlying Asset” with respect to SERIES #Pele1958AmericanaPSA3, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Edson Arantes do Nascimento, known as Pelé, is a Brazilian former professional footballer who played as a forward. Regarded as one of the greatest players of all time and labelled “the greatest” by FIFA

●	In 1999 he was named Athlete of the Century by the International Olympic Committee and was included in the Time list of the 100 most important people of the 20th century

●	Pelé began playing for Santos at age 15 and the Brazil national team at 16. During his international career, he won three FIFA World Cups: 1958, 1962 and 1970, the only player to do so.

●	Pelé is the all-time leading goalscorer for Brazil with 77 goals in 92 games. At club level he is Santos’ all-time top goalscorer with 643 goals from 659 games

●	In Brazil, he is hailed as a national hero for his accomplishments in football and for his outspoken support of policies that improve the social conditions of the poor. His emergence at the 1958 World Cup where he became the first black global sporting star was a source of inspiration

●	One of the two joint winners of the FIFA Player of the 20th Century award alongside Diego Maradona.

Asset Description

Overview and authentication:

●	This offering contains a Hand-Cut 1958 Americana LTDA Pele in a grade of PSA 3.

●	Out of 12 submissions to PSA this is the only example to receive a grade of VG 3, with only 2 graded higher.

●	As one of the rarest Pele cards there are not many public sales, with PWCC most recently selling a PSA 1 graded copy for $28,800.

●	This hand-cut card was typically displayed in albums, which resulted in damage to the rear of the card from adhesives.

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Pele1958AmericanaPSA3 going forward.

SERIES #PhilMickelsonSPAuthPSA10Basket

Phil Mickelson 2002 SP Authentic Golf #10 PSA 10 Basket - 2x

Use of Proceeds - SERIES #PhilMickelsonSPAuthPSA10Basket

The following illustrates the estimated use of proceeds of this Offering (including from Series #PhilMickelsonSPAuthPSA10Basket Interests acquired by the Manager) if the Total Minimum ($13,000) is raised in this Offering and the asset cost is $10,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$10,000	76.92%
Broker Dealer & Escrow Fees (1)	$1,215	9.35%
Legal Expenses (2)	$350	2.69%
Sourcing Fee (cash portion) (3)	$1,400	10.77%
Total Fees and Expenses	$2,965	22.81%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$35	0.27%
Total Proceeds	$13,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 20 units, which represents the portion ($200) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (7 units) for $70. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/1/2022
Expiration Date of Agreement	4/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	2.00%
Sourcing Fee Payable in Cash	14.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #PhilMickelsonSPAuthPSA10Basket

Investment Overview

●	Upon completion of the SERIES #PhilMickelsonSPAuthPSA10Basket Offering, SERIES #PhilMickelsonSPAuthPSA10Basket will purchase a Phil Mickelson 2002 SP Authentic Golf #10 PSA 10 Basket - 2x (The “Underlying Asset” with respect to SERIES #PhilMickelsonSPAuthPSA10Basket, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Phil Mickelson, nicknamed “Lefty”, has won 45 events on the PGA Tour, including six major championships: three Masters titles (2004, 2006, 2010), two PGA Championships (2005, 2021), and one Open Championship (2013).

●	Mickelson became the oldest major championship winner in history at the age of 50 years, 11 months and 7 days old with his 2021 PGA Championship victory.

●	Mickelson is one of 17 players in the history of golf to win at least three of the four majors, having won every major except the U.S. Open, in which he has finished runner-up a record six times.

●	He has spent more than 25 consecutive years in the top 50 of the Official World Golf Ranking, over 700 weeks in the top 10 and has reached a career-high world ranking of No. 2 several times.

●	He was inducted into the World Golf Hall of Fame in 2012

Asset Description

Overview and authentication:

●	This offering contains TWO (2x) PSA 10 graded 2002 SP Authentic Golf Autographs of Phil Mickelson.

●	Out of 113 submissions to PSA, FIFTY FOUR have received a grade of 10.

●	A PSA 10 most recently sold for $3,100 on 10/27/21 via PWCC’s Premier Auction.

●	Stamped with a serial number out of 799 copies.

●	According to CardLadder, over the last 6 months the Tiger Woods version of this same card grew 25.75% in value

Notable Features:

Basket of TWO cards both graded PSA 10

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #PhilMickelsonSPAuthPSA10Basket going forward.

SERIES #ShaqRCPSA10Basket

Shaquille O’Neal 1992 Topps PSA 10 (20x)

Use of Proceeds - SERIES #ShaqRCPSA10Basket

The following illustrates the estimated use of proceeds of this Offering (including from Series #ShaqRCPSA10Basket Interests acquired by the Manager) if the Total Minimum ($8,500) is raised in this Offering and the asset cost is $7,250.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$7,250	85.29%
Broker Dealer & Escrow (1)	$1,185	13.94%
Legal	$60	0.71%
Marketing & Re-Authentication	$0	0.00%
Offering Expenses	$0	0.00%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$0	0.00%
Sourcing Fee (cash portion) (3)	$0	0.00%
Total Fees and Expenses	$1,245	14.64%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$6	0.06%
Total Proceeds	$8,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	The Manager will receive its entire Sourcing Fee ($725) in #ShaqRCPSA10Basket units (145). The Manager also will purchase an additional 0.5% interest (10 units) for $50. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/10/21
Expiration Date of Agreement	12/31/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	10%
Sourcing Fee Payable in Cash	0%
Sourcing Fee Payable in Series Equity Interest	10%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $20,000. In the example set forth above, the seller would realize a loss of $12,250 on the sale of the asset.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #ShaqRCPSA10Basket

Investment Overview

●	Upon completion of the SERIES #ShaqRCPSA10Basket Offering, SERIES #ShaqRCPSA10Basket will purchase a Shaquille O’Neal 1992 Topps PSA 10 (20x) (The “Underlying Asset” with respect to SERIES #ShaqRCPSA10Basket, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Shaquille “Shaq” O’Neal is one of the greatest and most well known players in the history of professional basketball. Having played for 6 teams over his 17 year career, he is now one of the hosts of Inside the NBA on TNT.

●	O’Neal is a 15-time NBA All Star, 14-time All-NBA Team, 4-time NBA Champion, 3-time NBA Finals MVP, 2-time NBA Scoring Champion, 1993 Rookie of the Year and 2000 NBA Most Valuable Player.

●	O’Neal is one of 3 players to win NBA MVP, All-Star Game MVP and Finals MVP in the same year. The other 2 are Willis Reed and Michael Jordan. He was inducted into the Basketball Hall of Fame in 2016.

Asset Description

Overview and authentication:

●	This offering is TWENTY Shaquille O’Neal 1992 Topps Rookie Cards graded PSA 10.

●	Out of 10,380 submissions, this basket represents TWENTY of the 2,183 to have received a grade of PSA 10.

●	CardLadder tracks sales of PSA 10s at an average of $866 over the month of March and an 84.15% growth from January 1st to March 28th of 2021.

Notable Features:

●	Features Shaquille O’Neal positioning himself in post position wearing his white pinstripe Orlando Magic uniform.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #ShaqRCPSA10Basket going forward.

SERIES #SotoOrangeBGS9.5

Juan Soto 2016 Bowman Chrome Orange Refractors BGS 9.5

Use of Proceeds - SERIES #SotoOrangeBGS9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #SotoOrangeBGS9.5 Interests acquired by the Manager) if the Total Minimum ($117,000) is raised in this Offering and the asset cost is $105,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$105,000	89.74%
Broker Dealer & Escrow Fees (1)	$2,170	1.85%
Legal Expenses (2)	$350	0.30%
Sourcing Fee (cash portion) (3)	$9,450	8.08%
Total Fees and Expenses	$11,970	10.23%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$30	0.03%
Total Proceeds	$117,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 735 units, which represents the portion ($7,350) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (59 units) for $590. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/1/2022
Expiration Date of Agreement	4/30/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	7.00%
Sourcing Fee Payable in Cash	9.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #SotoOrangeBGS9.5

Investment Overview

●	Upon completion of the SERIES #SotoOrangeBGS9.5 Offering, SERIES #SotoOrangeBGS9.5 will purchase a Juan Soto 2016 Bowman Chrome Orange Refractors BGS 9.5 (The “Underlying Asset” with respect to SERIES #SotoOrangeBGS9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	A Dominican born outfielder with a big bat, Juan Soto is one of the best young players in MLB, still only 22 and having already shown generational talent as well as having won a World Series title.

●	In 2018, Juan Soto finished as the runner up to Ronald Acuna for Rookie of the Year honors, batting .292, and smacking 22 home runs and 70 RBIs.

●	In each of the past two seasons, the Washington Nationals star finished top-10 in MVP voting, earning an All-MLB First Team nomination in 2020.

●	In 2020, despite losing the first week of the season due to a positive COVID-19 test, Soto qualified for the batting title and became the youngest player in National League history to win, hitting .351 during the regular season. He also led in On Base Percentage and Slugging Percentage.

Asset Description

Overview and authentication:

●	This offering contains a BGS 9.5 graded 2016 Bowman Chrome Orange Refractor Autograph of Juan Soto.

●	Out of 34 submissions to BGS, 15 have received a grade of 9.5 with NONE higher.

●	The most recent sale of a BGS 9.5 Orange Refractor was for $102,640 on 6/5/21 via Lelands Auctions.

●	Lelands stated, “Considered by many to have the potential of a modern day Ted Williams as his early career numbers display a meteoric pace, Soto rates as arguably the best young hitter in the game and he already has a World Series ring at 22 years old.”

●	With the Juan Soto Superfractor 1/1 having been altered, the Red (/5) and Orange (/25) are the most desired Bowman cards for Juan Soto.

Notable Features:

Orange Refractor

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #SotoOrangeBowman going forward.

SERIES #StephenCurryPortfolio

Curated Portfolio of Stephen Curry cards

Use of Proceeds - SERIES #StephenCurryPortfolio

The following illustrates the estimated use of proceeds of this Offering (including from Series #StephenCurryPortfolio Interests acquired by the Manager) if the Total Minimum ($999,000) is raised in this Offering and the asset cost is $930,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Asset Cost	$930,000	93.09%
Broker Dealer & Escrow Fees (1)	$10,459	1.05%
Legal Expenses (2)	$350	0.04%
Sourcing Fee (cash portion) (3)	$58,125	5.82%
Total Fees and Expenses	$68,934	6.90%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$66	0.01%
Total Proceeds	$999,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 9300 units, which represents the portion ($93,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (500 units) for $5,000. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.25%
Sourcing Fee Payable in Series Equity Interest	10.00%
Sourcing Fee Payable in Cash	6.25%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $930,000. In the example set forth above, the seller would realize a profit of $0 on the sale of the asset.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #StephenCurryPortfolio

Investment Overview

●	Upon completion of the SERIES #StephenCurryPortfolio Offering, SERIES #StephenCurryPortfolio will purchase a Curated Portfolio of Stephen Curry cards (The “Underlying Asset” with respect to SERIES #StephenCurryPortfolio, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Many analysts consider Curry to be the greatest shooter in NBA history and he is credited with revolutionizing the way modern basketball is played. He has been referred to as the “Michael Jordan of the three-point era,” pointing out that he did for the three-point shot what Jordan did for the dunk.

●	As of January 2021 Curry has been named a 6 time NBA All-Star, 2 time NBA MVP and has won 3 NBA Championships with the Warriors. His 2015-16 NBA MVP Award was the first time in the history of the award that there had been a unanimous vote.

●	CBS Sports ranked Curry #19 in their list of the 50 Greatest NBA Players of All Time and Sports Illustrated ranked him #3 behind Kevin Durant and LeBron James on their Top 100 NBA Players of 2019 list.

Asset Description

Overview and authentication:

●	This portfolio of assets consists of a curated assortment of rare and valuable Stephen Curry sports cards.

●	The portfolio is designed to offer broad based, diversified exposure to the overall performance of Stephen Curry sports cards over time.

●	Each card within the basket will be graded and authenticated by one of the three major grading companies: PSA, BGS and SGC.

●	Each card within the portfolio will be selected based on rarity, condition, cultural and historical significance, and effect of inclusion on the overall portfolio composition.

Notable Features:

Featuring a curated assortment of rare and valuable Stephen Curry cards, the portfolio is designed to offer broad based, diversified exposure to the overall performance of Stephen Curry sports cards over time.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #StephenCurryPortfolio going forward.

SERIES #Tiger1stEventStub

Tiger Woods First PGA Event Ticket Stub

Use of Proceeds - SERIES #Tiger1stEventStub

The following illustrates the estimated use of proceeds of this Offering (including from Series #Tiger1stEventStub Interests acquired by the Manager) if the Total Minimum ($72,550) is raised in this Offering and the cash portion of the asset cost is $64,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$64,000	88.22%
Broker Dealer & Escrow Fees (2)	$1,758	2.42%
Legal Expenses (3)	$350	0.48%
Sourcing Fee (cash portion) (3)(4)	$6,400	8.82%
Total Fees and Expenses	$8,508	11.73%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$42	0.06%
Total Proceeds	$72,550	100.00%

(1)	The price that the seller/consignor has established for this asset is $80,000. The seller will contribute the asset to the Series in exchange for 1,600 Interests in the Series, which represents 20.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 80.00% of the agreed-upon price ($64,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 640 units, which represents the portion ($6,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (37 units) for $370. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	12/7/2021
Expiration Date of Agreement	6/7/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Tiger1stEventStub

Investment Overview

●	Upon completion of the SERIES #Tiger1stEventStub Offering, SERIES #Tiger1stEventStub will purchase a Tiger Woods First PGA Event Ticket Stub (The “Underlying Asset” with respect to SERIES #Tiger1stEventStub, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Tiger Woods is widely regarded as one of the greatest golfers, and one of the most famous athletes of all time. He will be inducted into the World Golf Hall of Fame in 2021.

●	Some of the remarkable accomplishments from Wood’s career include: 15 major championship wins, including 5 Masters, 4 PGA championships, 3 U.S. Open’s, and 3 The Open Championships. He has won 82 official PGA Tour event, and owns the record for lowest career scoring average and most career earnings of any player in PGA Tour history.

●	Woods is one of five players (along with Gene Sarazen, Ben Hogan, Gary Player, and Jack Nicklaus) to have won all four major championships in his career, known as the Career Grand Slam, and was the youngest to do so.

●	Throughout the first decade of the 21st century, Woods was the dominant force in golf. He was the top-ranked golfer in the world from August 1999 to September 2004 (264 weeks) and again from June 2005 to October 2010 (281 weeks).

Asset Description

Overview and authentication:

●	This offering is a full ticket from the 1992 Nissan LA Open, the event in which Tiger Woods made his 1st PGA Event appearance.

●	The ticket was given a grade of 6 by PSA with no other copies receiving that grade and none graded higher out of 17 examples submitted to PSA.

●	An AUTHENTIC graded copy just sold for $51,600 on 11/20/21 at Heritage Auctions (https://sports.ha.com/itm/golf/1992-tiger-woods-1st-pga-event-full-ticket-nissan-la-open-tiger-was-16-years-old-/a/50049-59215.s?ic4=GalleryView-ShortDescription-071515)

Notable Features:

Tiger Woods 1st PGA Event Appearance Full Ticket from the 1992 Nissan LA Open won by Fred Couples

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Tiger1stEventStub going forward.

SERIES #TraeYoungSneakers43ptGame

Trae Young Game Worn Adidas N3XT L3VEL Signed Sneakers

Use of Proceeds - SERIES #TraeYoungSneakers43ptGame

The following illustrates the estimated use of proceeds of this Offering (including from Series #TraeYoungSneakers43ptGame Interests acquired by the Manager) if the Total Minimum ($34,000) is raised in this Offering and the cash portion of the asset cost is $30,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$30,000	88.24%
Broker Dealer & Escrow (2)	$1,438	4.23%
Legal	$300	0.88%
Marketing & Re-Authentication	$420	1.24%
Offering Expenses	$1,000	2.94%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$840	2.47%
Sourcing Fee (cash portion) (4)	$0	0.00%
Total Fees and Expenses	$3,998	11.76%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$2	0.00%
Total Proceeds	$34,000	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 360 units, which represents the portion ($3,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (17 units) for $170. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	12%
Sourcing Fee Payable in Cash	0%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #TraeYoungSneakers43ptGame

Investment Overview

●	Upon completion of the SERIES #TraeYoungSneakers43ptGame Offering, SERIES #TraeYoungSneakers43ptGame will purchase a Trae Young Game Worn Adidas N3XT L3VEL Signed Sneakers. (The “Underlying Asset” with respect to SERIES #TraeYoungSneakers43ptGame, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Trae Young is considered one of the most talented and promising young basketball players in the game today.

●	A star point guard for the Atlanta Hawks, Young is regarded as a tremendous scorer and shooter.

●	Young was drafted with the 5th overall pick in the 2018 draft out of the University of Oklahoma.

●	In 2020, Young was selected as an NBA All-Star. In 2019, Young was nominated to the NBA All-Rookie First Team.

Asset Description

Overview and authentication:

●	Trae Young Adidas Sneakers.

●	Authenticated and photomatched by MeiGray to multiple games in January 2021, including season high 43 points game

Notable Features:

Autographed by Trae Young

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #TraeYoungSneakers43ptGame going forward.

SERIES #Trout09BowmanRedRefractorBGS9.5

Mike Trout 2009 Bowman Chrome Draft Red Refractor Autograph BGS 9.5

Use of Proceeds - SERIES #Trout09BowmanRedRefractorBGS9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #Trout09BowmanRedRefractorBGS9.5 Interests acquired by the Manager) if the Total Minimum ($895,000) is raised in this Offering and the cash portion of the asset cost is $810,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$810,000	90.50%
Broker Dealer & Escrow (2)	$9,285	1.04%
Legal	$300	0.03%
Marketing & Re-Authentication	$1,200	0.13%
Offering Expenses	$1,200	0.13%
Acquisition Expenses (Insurance, Maintenance, Transport) (3)	$1,000	0.11%
Sourcing Fee (cash portion) (4)	$72,000	8.04%
Total Fees and Expenses	$84,985	9.50%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$15	0.00%
Total Proceeds	$895,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $1,800,000. The seller will contribute the asset to the Series in exchange for 99,000 Interests in the Series, which represents 55% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 45% of the agreed-upon price ($1,800,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates.
(3)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 14400 units, which represents the portion ($144,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (448 units) for $4,480. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	8/25/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	12%
Sourcing Fee Payable in Series Equity Interest	8%
Sourcing Fee Payable in Cash	4%

(2)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #Trout09BowmanRedRefractorBGS9.5

Investment Overview

●	Upon completion of the SERIES #Trout09BowmanRedRefractorBGS9.5 Offering, SERIES #Trout09BowmanRedRefractorBGS9.5 will purchase a Mike Trout 2009 Bowman Chrome Draft Red Refractor Autograph BGS 9.5 (The “Underlying Asset” with respect to SERIES #Trout09BowmanRedRefractorBGS9.5, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Nicknamed “The Millville Meteor”, Mike Trout is almost universally considered the greatest all-around player in baseball today.

●	Through his first 11 seasons Trout is an eight-time MLB All-Star, three-time American League Most Valuable Player (winning the award in 2014, 2016, and 2019, while finishing second in the 2012, 2013, 2015, and 2018 votes), and is an eight-time winner of the Silver Slugger Award.

●	In 2019, he signed a 12-year, $426 million contract with the Angels, the 2nd richest contract in the history of North American sports and 3rd in professional sports in general (and the 2nd biggest contract at the time of signing)

●	Trout led the American League in wins above replacement in his first five full seasons (according to Fangraphs and Baseball-Reference.com).

Asset Description

Overview and authentication:

●	Prospect Autographs with the “1st Bowman” designation are considered to be the premier modern baseball rookie card, consistently fetching the highest recorded sale prices, with Mike Trout’s 1st Bowman Superfractor 1/1 selling for $3.94 Million in August of 2020.

●	Next to the Superfractor (#/1) the Red (#/5) is the most sought after Mike Trout Bowman Refractor.

●	Beckett’s Pop Report registers 5 Red Refractors with 9.5 grades.

●	In the Goldin Auctions Spring 2020 Auction a Red Refractor 9.5 Mike Trout sold for $922,500.

●	Since the $922,500 sale, base copies of this card have risen in price from $13,500 to just over $25,000 according to CardLadder.

Notable Features:

Graded 9.5 by Beckett Grading Services.

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Trout09BowmanRedRefractorBGS9.5 going forward.

SERIES #TROUTGLOVE

Mike Trout Gameworn and Signed Glove from “The Catch”

Use of Proceeds - SERIES #TROUTGLOVE

The following illustrates the estimated use of proceeds of this Offering (including from Series #TROUTGLOVE Interests acquired by the Manager) if the Total Minimum ($197,500) is raised in this Offering and if the Asset Cost is $184,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$184,000	93.16%
Broker Dealer & Escrow (1)	$2,955	1.50%
Legal	$1,250	0.63%
Marketing & Re-Authentication	$2,000	1.01%
Offering Expenses	$1,000	0.51%
Acquisition Expenses (Insurance, Maintenance, Transport) (2)	$760	0.38%
Sourcing Fee (cash portion) (3)	$5,520	2.79%
Total Fees and Expenses	$13,485	6.83%
Cash on Series Balance Sheet (including Manager’s portion of Sourcing Fee used to acquire Interests)	$15	0.01%
Total Proceeds	$197,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager, its affiliates, or the #TROUTGLOVE Sellers
(2)	To the extent that Acquisition Expenses are lower than anticipated, or proceeds in excess of the Total Minimum are received in the Offering, any overage would be maintained in an operating account for future Operating Expenses.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,104 units, which represents the portion ($11,040) of the Sourcing Fee to be received in #TROUTGLOVE units. The Manager also will purchase an additional 0.5% interest (99 units) for $990. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/10/2021
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated seller
Total Sourcing Fee as a percentage of Consignment Price	9%
Sourcing Fee Payable in Cash	3%
Sourcing Fee Payable in Series Equity Interest	6%

(1)	The asset seller is a third party that is not affiliated with either the Company or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined and agreed to by the Company based upon recent sales prices, industry trends and consultation with industry experts.

In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee to the BOR, (ii) the Offering Expenses (iii) the Acquisition Expenses, including but not limited to the items described in the Use of Proceeds Table above, except as to the extent that Acquisition Expenses are lower than anticipated, any overage will be maintained in an operating account for future Operating Expenses, and (iv) the cash portion of the Sourcing Fee to the Manager as consideration for assisting in the sourcing of the Series. Of the proceeds of the Series Offering, the Cash on Series Balance Sheet listed in the Use of Proceeds Table will remain in the operating account of the Series for future Operating Expenses.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations, business developments, and related rate of growth. The Manager reserves the right to modify the use of proceeds based on the factors set forth above. The Company is not expected to keep any of the proceeds from the Series Offering. The Series is expected to keep Cash on the Series Balance Sheet in the amount listed in the Use of Proceeds Table from the proceeds of the Series Offering for future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may pay, and not seek reimbursement for, the Brokerage Fee, Offering Expenses and Acquisition Expenses and may waive the Sourcing Fee.

DESCRIPTION OF SERIES #TROUTGLOVE

Investment Overview

●	Upon completion of the Series #TroutGlove Offering, Series #TroutGlove will purchase a Mike Trout Gameworn and Signed Glove from “The Catch” (The “Underlying Asset” with respect to Series #TroutGlove, as applicable), the specifications of which are set forth below.

●	Mike Trout is a center fielder for Major League Baseball’s Los Angeles Angels. The 29 year old has already been named an All Star 8 times, won 3 American League MVP Awards (and come in 2nd on three more occasions), and is a 7 time Silver Slugger Award winner.

●	He is regarded as one of the best young players in baseball’s history. His combination of power and speed have drawn comparisons to Hall of Famer Mickey Mantle.

●	In 2019, Trout signed the second richest contract in the history of North American sports, a 12-year deal with the Angels worth $426 million.

●	A similar glove worn by Trout in 2014 sold by Goldin Auctions for $32,000. The glove was signed, inscribed “AL MVP”, worn during an MVP season, and in an All Star Game. #TroutGlove was worn for two seasons (one MVP), saw use in two All Star Games, and most importantly was worn while making “The Catch.”

Asset Description

Overview and authentication

●	#TroutGlove is among the most desirable collectables from the biggest star in baseball today. It was worn during multiple seasons and while making “The Catch”. Very few collectables have seen such prolonged player use and can be attributed to one of a star athlete’s signature moments.

●	The glove was worn throughout the 2015 and 2016 seasons. Trout received American League MVP honors in 2016, and came in 2nd in 2015 voting. The glove was also worn during both season’s All Star Games. Players use gloves for a much longer period of time than other pieces of equipment. Multiple bats may be used in a single game and numerous sets of jerseys are worn each season. Because of this, gloves are much rarer pieces of equipment, and offer collectors the ability to own something worn during a meaningful stretch of Trout’s historic career.

●	The glove was also worn during what has come to be known as “The Catch.” On September 26, 2015, Trout made a perfectly timed, leaping catch at full extension to rob Seattle Mariner Jesus Montero of a 3 run homerun. The highlight reel catch spread around the baseball world and is perhaps the athletic center fielder’s most well-known defensive play. It was a signature moment of the future Hall of Famer’s career.

●	The leather glove was manufactured by Nike and is a DE Pro model. It features a pro style sixth finger web and closed back. The size is 12.75 inches and has considerable game use throughout.

●	#TroutGlove has a letter of Authenticity from Anderson Authentics, which is Trout’s memorabilia sales and marketing company. It has also been authenticated by PSA / DNA (LOA 1G00500).

Notable Features:

●	#TroutGlove shows evidence of use throughout. The pocket and web face are well worn and a coat of pine tar surrounding the back wrist enclosure. Both the thumb and pinky finger have been reinforced with inserts.

●	Glove is signed by Trout and includes inscriptions “15-16 G/U”,” MVP”, “ASG”,” ‘The Catch’ 9-26-15”. Inscriptions refer to the seasons worn, winning the American League MVP Award, use in All Star Games, and the catch against Jesus Montero of the Mariners.

Notable Defects:

There are none other than are referenced under “Notable Features”.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the Series #TROUTGLOVE going forward.

SERIES #ZedRunLookingAlive

Zen Run Horse “Looking Alive”

Use of Proceeds - SERIES #ZedRunLookingAlive

The following illustrates the estimated use of proceeds of this Offering (including from Series #ZedRunLookingAlive Interests acquired by the Manager) if the Total Minimum ($44,500) is raised in this Offering and the cash portion of the asset cost is $39,600.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$39,600	88.99%
Broker Dealer & Escrow Fees (2)	$1,513	3.40%
Legal Expenses (3)	$350	0.79%
Sourcing Fee (cash portion) (3)(4)	$2,988	6.71%
Total Fees and Expenses	$4,851	10.90%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$49	0.11%
Total Proceeds	$44,500	100.00%

(1)	The price that the seller/consignor has established for this asset is $72,000. The seller will contribute the asset to the Series in exchange for 3,240 Interests in the Series, which represents 45.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 55.00% of the agreed-upon price ($39,600) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 853 units, which represents the portion ($8,532) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (23 units) for $230. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	1/17/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Affiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	11.85%
Sourcing Fee Payable in Cash	4.15%

(1)	The asset seller is a shareholder in the Company’s parent company, Collectable Technologies, Inc. but is not an officer, director or greater than 5% shareholder of that company. The consignment price has been determined based on recent public transactions of similar items. The seller acquired the Underlying Asset for $72,000. In the example set forth above, the seller would realize a profit of $0. on the sale of the asset, assuming that the units received by the asset seller have a value of $32,400.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #ZedRunLookingAlive

Investment Overview

●	Upon completion of the SERIES #ZedRunLookingAlive Offering, SERIES #ZedRunLookingAlive will purchase a Zen Run Horse “Looking Alive” (The “Underlying Asset” with respect to SERIES #ZedRunLookingAlive, as applicable), the specifications of which are set forth below.

Athlete(s) Overview:

●	Zed Run is a Digital horse racing game built on Ethereum (ETH) which allows owners of Virtual mounts to enter them in several races an hour.

●	Players can buy, breed, and race the Digital steeds.

●	Users pay up to $15 depending on the Class of race and the winners take prize money in cryptocurrency. The horses are a type of Non-Fungible Token (NFT).

●	The ultimate goal in ZED is to create a Legacy with a valuable stable full of Winning and rare racehorses

Asset Description

Overview and authentication:

●	This offering contains Zed Run horse named “Looking Alive”

●	“Looking Alive” has the “Nakamoto” bloodline property, held by 11% of all Zed Run horses.

●	“Looking Alive” has the “Genesis” breed type property, held by 13% of all Zed Run horses.

●	“Looking Alive” has the “Eminence” coat color property, held by only 0.98% of all Zed Run horses.

●	“Looking Alive” has the “Filly” gender property, held by 38% of all Zed Run horses.

●	“Looking Alive” has the “Z1” genotype property, held by only 0.47% of all Zed Run horses.

Notable Features:

Notable Defects:

There are none.

Depreciation

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #ZedRunLookingAlive going forward.

SERIES #Gehrig1933GoudeySGC9

Lou Gehrig 1933 Goudey SGC 9

Use of Proceeds - SERIES #Gehrig1933GoudeySGC9

The following illustrates the estimated use of proceeds of this Offering (including from Series #Gehrig1933GoudeySGC9 Interests acquired by the Manager) if the Total Minimum ($217,950) is raised in this Offering and the asset cost is $195,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$195,000	89.47%
Broker Dealer & Escrow Fees (1)	$3,074	1.41%
Legal Expenses (2)	$350	0.16%
Sourcing Fee (cash portion) (2)(3)	$19,500	8.95%
Total Fees and Expenses	$22,924	10.52%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$26	0.01%
Total Proceeds	$217,950	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,170 units, which represents the portion ($11,700) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (109 units) for $1,090. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	2/14/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	10.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Gehrig1933GoudeySGC9

Investment Overview

●	Upon completion of the SERIES #Gehrig1933GoudeySGC9

●	Offering, SERIES #Gehrig1933GoudeySGC9

●	will purchase a Lou Gehrig 1933 Goudey SGC 9 (The “Underlying Asset” with respect to SERIES #Gehrig1933GoudeySGC9

●	, as applicable), the specifications of which are set forth below.

In Brief:

A simply exceptional vestige to a bygone era, this 1933 Goudey #92 Lou Gehrig offering earns every bit of its SGC Mint 9 grade placing it in the highest tier of quality from the legendary chewing gum set. Just 3 examples have reached this grade level for SGC with none higher - only a single PSA 10 highlighting their population report.

Offering:

●	Presented is a Lou Gehrig 1933 Goudey #92 SGC Mint 9, a key card in one of the most popular sets ever created.

●	The SGC Population Report lists only three Mint 9s, and no Gem Mint 10s of the more than 600 graded copies.

●	The PSA Population Report finds five Mint 9s and a single Gem Mint 10 of the nearly 1,250 graded examples.

●	Faint ghosting from the “wet-sheet transfer” printing process can be seen on the reverse.

●	The 1933 Goudey set is considered by many as the “most significant set of the bubble gum era, one that set the bar for quality that many feel went unchallenged until the 1952 Topps edition, another landmark first effort.”

●	The 240-card series of baseball gum cards by Boston-based Goudey Gum was the first major promotion of the 1930’s, and the opening salvo of the “bubble gum era” of trading cards that would hold sway for a half century to come.

●	The set features two different versions of the Gehrig card - #s 92 and 160 - both featuring the same front image.

Athlete/Highlight Text:

Frequently discussed as one of the greatest baseball players of all time, Lou Gehrig earned the nickname “The Iron Horse” due to his legendary durability. During his 17 seasons for the Yankees, Gehrig was a 7-time All Star, 6-time World Series Champion, 3-time AL Home Run leader, 2-time AL MVP and 1934 Triple Crown winner. Gehrig wore uniform No. 4, because he hit behind Babe Ruth, the third batter in the Yankees’ lineup. One of the most magnificent hitters and run producers in history, Gehrig was often overshadowed by Ruth, who was not only an unparalleled hitter, but was as outgoing and flamboyant as Gehrig was reserved and quiet. Still, Gehrig defined what it meant to be a ballplayer. Gehrig retired in 1939 due to his ALS diagnosis and was immediately inducted into the Hall of Fame the same year. He had a .340 career batting average and 394 home runs. In 1969 Gehrig was voted the greatest First Baseman of All Time by the Baseball Writers’ Association of America and was the leading vote getter on the All-Century Team chosen by fans in 1999.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Gerhrig1933GoudeySGC9 going forward.

SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5

Kevin Durant 2007-2008 Exquisite Collection Limited Logos BGS 9.5

Use of Proceeds - SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #Durant07-08ExquisiteLimitedLogosBGS9.5 Interests acquired by the Manager) if the Total Minimum ($99,970) is raised in this Offering and the cash portion of the asset cost is $90,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$90,000	90.03%
Broker Dealer & Escrow Fees (2)	$2,019	2.02%
Legal Expenses (3)	$350	0.35%
Sourcing Fee (cash portion) (3)(4)	$7,600	7.60%
Total Fees and Expenses	$9,969	9.97%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$1	0.00%
Total Proceeds	$99,970	100.00%

(1)	The price that the seller/consignor has established for this asset is $190,000. The seller will contribute the asset to the Series in exchange for 10,000 Interests in the Series, which represents 52.63% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 47.37% of the agreed-upon price ($90,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 2,280 units, which represents the portion ($22,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (50 units) for $500. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	2/18/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	12.00%
Sourcing Fee Payable in Cash	4.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5

Investment Overview

●	Upon completion of the SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5 Offering, SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5 will purchase a Kevin Durant 2007-2008 Exquisite Collection Limited Logos BGS 9.5 (The “Underlying Asset” with respect to SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5, as applicable), the specifications of which are set forth below.

In Brief:

Lauded as “one of the more important investment pieces that exists in our market today” by PWCC, the offered ‘07-’08 Exquisite Collection Limited Logos Rookie Patch Autograph of future Hall of Famer Kevin Durant provides an enticing combination of rarity (#’d 7/50) and quality (BGS 9.5 - pop 3, none higher).

Offering:

●	Deemed “An outright museum piece” by PWCC.

●	Asset is one of Kevin Durant’s top rookie issues, 2007-08 Exquisite Collection Limited Logos #LL-KD.

●	Graded a BGS Gem Mint 9.5 with the following subgrades: Centering 9.5, Corners 9, Edges 9.5, Surface 9.5

●	The BGS Population reports that only 3 of the 41 examples graded have reached the Gem Mint criteria, with none grading higher.

●	Adding a touch of uniqueness to the already rare offering, the card’s serial number (07/50) corresponds to Durant’s current jersey number with the Brooklyn Nets. LeBron James’ 2003-04 Exquisite RPA #’d 23/99 sold for $2.46M in October 2021.

●	The tri-color player-worn patch clearly hails from one of the “Ts” in “SEATTLE.”

●	Considered to be the most premier product of the basketball card world, Exquisite basketball features autographed rookie patch cards. Kevin Durant Rookie Cards have been referred to as “the grand prize of the series.”

●	One of the most popular players in the league, Durant’s jersey regularly ranks as one of the NBA’s best-selling and he is consistently one of the top All-Star vote-getters.

Athlete/Highlight Text:

Kevin Durant is considered one of the greatest basketball players of the modern era. He has won two NBA championships, an NBA Most Valuable Player Award, two Finals MVP Awards, two NBA All-Star Game Most Valuable Player Awards, four NBA scoring titles, the NBA Rookie of the Year Award, and two Olympic gold medals. Durant has also been selected to nine All-NBA teams and ten NBA All-Star teams. He is best known for his prodigious scoring ability. From 2010 to 2014, he won four scoring titles, becoming one of only two players to win four scoring titles in a five-year span.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Durant07-08ExquisiteLimitedLogosBGS9.5 going forward.

SERIES #Pele58-59TupinambaPSA7

Pele 1958-59 Tupinamba LTDA. #109 Colecao Quigol PSA 7

Use of Proceeds - SERIES #Pele58-59TupinambaPSA7

The following illustrates the estimated use of proceeds of this Offering (including from Series #Pele58-59TupinambaPSA7 Interests acquired by the Manager) if the Total Minimum ($361,250) is raised in this Offering and the asset cost is $330,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$330,000	91.35%
Broker Dealer & Escrow Fees (1)	$4,430	1.23%
Legal Expenses (2)	$350	0.10%
Sourcing Fee (cash portion) (2)(3)	$26,400	7.31%
Total Fees and Expenses	$31,180	8.63%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$70	0.02%
Total Proceeds	$361,250	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 2,640 units, which represents the portion ($26,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (181 units) for $1,810. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	2/25/2022
Expiration Date of Agreement	8/25/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Pele58-59TupinambaPSA7

Investment Overview

●	Upon completion of the SERIES #Pele58-59TupinambaPSA7 Offering, SERIES #Pele58-59TupinambaPSA7 will purchase a Pele 1958-59 Tupinamba LTDA. #109 Colecao Quigol PSA 7 (The “Underlying Asset” with respect to SERIES #Pele58-59TupinambaPSA7, as applicable), the specifications of which are set forth below.

In Brief:

An asset “diminutive in size but massive in collecting appeal” according to Heritage Auctions, the youthful grin of Pele shines on this 1958-59 Tupinamba Ltda. Colecao Quigol issue. The “universally prized, Brazilian-issue Rookie Card appearance” is much more scarce than the prominent Alifabolaget card and carries condition sensitivity that ensures high grade examples, such as this PSA Near Mint 7, rarely see the light of day. One of only two graded PSA 7, with only 3 graded higher in existence (all PSA 8’s). The asset also received a PWCC-A stamp indicating it has eye appeal and overall presentation above what the assigned professional grade would suggest.

Offering:

●	Asset is a gorgeous 1958-59 Tupinamba Ltda Colecao Quigol #109 Pele graded a PSA Near Mint 7.

●	“Despite the teenage superstar’s skyrocketing fame, only a small sampling of these Brazilian-issue trading cards are known to exist today” per Heritage Auctions.

●	Only 78 examples have ever been graded by PSA, with two residing at the NM 7 level, and three NM-MT 8s accounting for the highest grade copies.

●	Compare the population of this asset to that of the 1958 Alifabolaget (100 total with six PSA Mint 9s).

●	The asset received a PWCC-A stamp indicating it has eye appeal and overall presentation above what the assigned professional grade would suggest. In fact, PWCC believes it possesses qualities inherent with the top 30% of all examples of this specific trading card.

●	Goldin notes that, “This Colecao piece merits ‘Holy Grail’ status among soccer-collecting cognoscenti. (Its Swedish-issue, Alifabolaget counterpart enjoys similar esteem, but is not nearly as rare.)”

●	The cards were intended to be glued into albums, contributing to the scarcity of graded examples in addition to the thin paper construction.

●	A PSA 9 Alifabolaget (pop 5, none higher) was bought out from shareholders on Rally for $1.33m in February 2022, becoming the first million-dollar soccer card.

●	“As the collectibles marketplace continues its own global expansion, there’s every reason to believe that soccer cards will ride the crest of that wave. Certainly Pele will continue to occupy his position at the top of that hierarchy as long as the game is played” according to Heritage Auctions.

Athlete/Highlight Text:

Born Edson Arantes do Nascimento, but before he was 18 years old, he would be known worldwide by just “Pele.” After debuting for the Brazilian National Team at 16 in 1957, Pele made waves at the 1958 World Cup - scoring six goals in four matches, including a hat-trick against France. Called “the greatest player of all time, and by some distance I might add” by fellow Brazilian Zico, Pele would finish his illustrious career with three World Cups, six Brazilian Championships, one NASL championship, six scoring titles, and due to hazy record keeping, a career goal total that falls somewhere between 757 and 1,303. Three-time Ballon d’Or winner Michel Platini, a soccer legend within his own right, put it simply, “to play like Pele is to play like God.”

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Pele58-59TupinambaPSA7 going forward.

SERIES #Gretzky1981SportsIllustratedCoverCGC9.4

1981 Wayne Gretzky Sports Illustrated First Cover CGC 9.4

Use of Proceeds - SERIES #Gretzky1981SportsIllustratedCoverCGC9.4

The following illustrates the estimated use of proceeds of this Offering (including from Series #Gretzky1981SportsIllustratedCoverCGC9.4 Interests acquired by the Manager) if the Total Minimum ($37,500) is raised in this Offering and the asset cost is $30,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$30,000	80.00%
Broker Dealer & Escrow Fees (1)	$1,446	3.86%
Legal Expenses (2)	$350	0.93%
Sourcing Fee (cash portion) (2)(3)	$2,700	7.20%
Total Fees and Expenses	$4,496	11.99%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$3,004	8.01%
Total Proceeds	$37,500	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 210 units, which represents the portion ($2,100) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (19 units) for $190. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	2/28/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	7.00%
Sourcing Fee Payable in Cash	9.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #Gretzky1981SportsIllustratedCoverCGC9.4

Investment Overview

●	Upon completion of the SERIES #Gretzky1981SportsIllustratedCoverCGC9.4 Offering, SERIES #Gretzky1981SportsIllustratedCoverCGC9.4 will purchase a 1981 Wayne Gretzky Sports Illustrated First Cover CGC 9.4 (The “Underlying Asset” with respect to SERIES #Gretzky1981SportsIllustratedCoverCGC9.4, as applicable), the specifications of which are set forth below.

In Brief:

Wayne Gretzky’s first Sports Illustrated cover story opens with the iconic magazine asking, “How good will he become?” And with 40 years of hindsight, it can be unequivocally answered: Better than anyone has ever seen. The Great One’s first SI cover appearance has been graded by CGC only 33 times with no others equal to this Near Mint 9.4. There is just one copy graded higher in existence. Many prominent collectors believe graded magazine covers could be the next collectible vertical to explode in popularity, similar to the performance of rare, graded tickets. Should this occur, this Gretzky “rookie” SI cover will be a trophy asset to own.

Offering:

●	Asset is a 1981 Wayne Gretzky Sports Illustrated First Cover graded a CGC 9.4

●	A total of 33 examples grace the CGC Census, with this asset the only one at the Near Mint 9.4 tier. There is just one copy graded higher in existence (Near Mint/Mint 9.8),

●	According to Sports Collectors Digest, “Graded Sports Illustrated issues are becoming a favorite with investors and serious collectors.”

●	Notable reporter and collector Darren Rovell recently tweeted, “Are Sports Illustrateds with no mailing labels becoming a new, legitimate collectible asset class?”, summarizing the emerging price appreciation in the category.

●	GoCollect encapsulates the growing popularity of graded magazines, stating, “the covers became iconic because they were a part of our daily lives; the emotional connection to those covers is just as strong today.”

●	The graded population of SI’s famed first issue in its highest grade, 9.8, is 68 - eclipsing the total population of Gretzky fits covers by a large margin.

●	Heritage Auctions calls SI, “the most important sports periodical of the post-war era.”

●	Michael Jordan holds the record for most appearances on a Sports Illustrated cover with 50.

●	CGC, the world’s leading comic book certification company introduced magazine encapsulation and grading services in 2009 with submission rates growing 50% in 2018, 2019, and 2021 and 300% in 2021.

Athlete/Highlight Text:

Wayne Gretzky, nicknamed “The Great One”, is considered the greatest hockey player of all time. At the time of his retirement in 1999, he held 61 NHL records: 40 regular season records, 15 playoff records, and 6 All-Star records. He won 4 Stanley Cup Championships with the Edmonton Oilers. Some of the remarkable accomplishments from Gretzky’s career include: finishing with 894 goals and 1,963 assist (2,857 points), 15 NHL All-Star selections (8 First Team and 7 Second Team squads), nine Hart Trophies as the league’s best player, 10 Art Ross Trophies, two Conn Smythe Trophies and five Byng Trophies. Gretzky played for 4 teams (Edmonton Oilers, Los Angeles Kings, New York Rangers, St. Louis Blues) over the course of 20 seasons.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #Gretzky1981SportsIllustratedCoverCGC9.4 going forward.

SERIES #HamiltonRedSapphire

2020 Topps Chrome Sapphire F1 Red Refractor #1 Lewis Hamilton SGC NM-MT 8 #’d 5/5

Use of Proceeds - SERIES #HamiltonRedSapphire

The following illustrates the estimated use of proceeds of this Offering (including from Series #HamiltonRedSapphire Interests acquired by the Manager) if the Total Minimum ($71,000) is raised in this Offering and the cash portion of the asset cost is $60,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$60,000	84.51%
Broker Dealer & Escrow Fees (2)	$2,210	3.11%
Legal Expenses (3)	$350	0.49%
Sourcing Fee (cash portion) (3)(4)	$8,400	11.83%
Total Fees and Expenses	$10,960	15.44%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$40	0.06%
Total Proceeds	$71,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $120,000. The seller will contribute the asset to the Series in exchange for 6,000 Interests in the Series, which represents 50.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 50.00% of the agreed-upon price ($60,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,080 units, which represents the portion ($10,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (36 units) for $360. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/2/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	7.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #HamiltonRedSapphire

Investment Overview

●	Upon completion of the SERIES #HamiltonRedSapphire Offering, SERIES #HamiltonRedSapphire will purchase a 2020 Topps Chrome Sapphire F1 Red Refractor #1 Lewis Hamilton SGC NM-MT 8 #’d 5/5 (The “Underlying Asset” with respect to SERIES #HamiltonRedSapphire, as applicable), the specifications of which are set forth below.

In Brief:

It may have taken too long for his first mainstream rookie cards, but it has proven to be worth the wait for fans of Lewis Hamilton. Rated as “a truly investment caliber piece that will wow any F1 card connoisseur” this 2020 Topps Chrome Sapphire F1 Red Refractor of the winningest driver in Formula 1 history. Graded an SGC 8 it is serial numbered “5/5,” making it one of Hamilton’s toughest issues in existence.

Offering:

●	One of the most desirable F1 cards ever produced, this offering is for a 2020 Topps Chrome Sapphire F1 Red Refractor #1 Lewis Hamilton.

●	Serial numbered 5/5.

●	“Red parallels are some of the most coveted parallels in the sports card industry” according to the Racing Hall of Fame Collection.

●	Of the seven parallels offered in the Sapphire Edition set, the Red Refractor is bested in rarity only by the Padparadscha Refractor (#’d 1/1).

●	Graded an SGC Near Mint-Mint 8, it is the only example on the population report.

●	Hamilton has become a global icon and credited with furthering F1’s global appeal. In 2020, Hamilton was listed as one of the top 100 most influential people in the world.

●	The growth in popularity in the United States comes at an important time for Formula 1. A second Grand Prix in the United States, in Miami, will be added in 2022, as the sport tries to expand further into the country.

Highlight Text:

Lewis Hamilton is considered one of the greatest F1 drivers in history. After bursting onto the scene with one of the greatest rookie performances in F1 history in 2007, Hamilton continues to smash expectations and raise the bar for the sport. He has risen to the top of the all-time pole positions list ahead of his hero Ayrton Senna, surged into first place in the wins column surpassing the inimitable Michael Schumacher, and then matched the legendary German’s seven world titles. Hamilton has been credited with furthering Formula One’s global following by appealing to a broader audience outside the sport, in part due to his high-profile lifestyle, environmental and social activism, and exploits in music and fashion. He has also become a prominent advocate in support of activism to combat racism and push for increased diversity in motorsport. Hamilton was listed in the 2020 issue of Time as one of the 100 most influential people globally, and was knighted in the 2021 New Year Honors.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #HamiltonRedSapphire going forward.

SERIES #2002FinestLeBron

2002-03 Finest Refractors #178 LeBron James PSA Gem Mint 10 #’d /250

Use of Proceeds - SERIES #2002FinestLeBron

The following illustrates the estimated use of proceeds of this Offering (including from Series #2002FinestLeBron Interests acquired by the Manager) if the Total Minimum ($51,200) is raised in this Offering and the cash portion of the asset cost is $45,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$45,000	87.89%
Broker Dealer & Escrow Fees (2)	$1,567	3.06%
Legal Expenses (3)	$350	0.68%
Sourcing Fee (cash portion) (3)(4)	$4,200	8.20%
Total Fees and Expenses	$6,117	11.95%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$83	0.16%
Total Proceeds	$51,200	100.00%

(1)	The price that the seller/consignor has established for this asset is $60,000. The seller will contribute the asset to the Series in exchange for 1,500 Interests in the Series, which represents 25.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75.00% of the agreed-upon price ($45,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 540 units, which represents the portion ($5,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (26 units) for $260. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/2/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	9.00%
Sourcing Fee Payable in Cash	7.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #2002FinestLeBron

Investment Overview

●	Upon completion of the SERIES #2002FinestLeBron Offering, SERIES #2002FinestLeBron will purchase a 2002-03 Finest Refractors #178 LeBron James PSA Gem Mint 10 #’d /250 (The “Underlying Asset” with respect to SERIES #2002FinestLeBron, as applicable), the specifications of which are set forth below.

In Brief:

Checking in as one of his earliest professional issues of LeBron James the offered 2002-03 Finest Refractor was inserted as a redemption into the premium product and has since become “One of the most sought-after, first-year commemoratives of the popular superstar” according to Goldin. Part of “an elite population” the card is one of only 20 graded a PSA Gem Mint 10. Serial numbered 059/250.

Offering:

●	Asset is a 2002-03 Finest Refractor #178 LeBron James PSA Gem Mint 10 #’d 059/250.

●	One of 20 PSA 10s of 68 total examples graded.

●	Goldin states, “This is one of the most hotly pursued mementos of James’ debut into the spotlight. The prized, pre-NBA appearance served as a preview of greatness to come!”

●	Because the card was a redemption and not inserted directly into packs, it is likely that less than the stated 250 examples exist.

●	The card comes in three variations, base, the offered refractor #’d /250, and the gold refractor #’d /50.

Athlete/Highlight Text:

LeBron James is frequently discussed as one of the greatest basketball players of all time, and certainly one of America’s most influential and popular athletes of his generation. James has won four NBA championships, four NBA Finals MVP awards, and four NBA’s Most Valuable Player awards while playing for the Cleveland Cavaliers, Miami Heat and Los Angeles Lakers. James is the four-time AP Athlete of the Year and became the first athlete to be a three-time Sports Illustrated Sportsperson of the Year. After winning two championships with the Heat, LeBron triumphantly returned to the Cavaliers and brought the city of Cleveland its first major professional sports championship since 1964, and the first-ever championship won by the Cleveland Cavaliers franchise.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #2002FinestLeBron going forward.

SERIES #2000BradyDebut

2000 Tom Brady NFL Debut Ticket Stub PSA NM-MT 8

Use of Proceeds - SERIES #2000BradyDebut

The following illustrates the estimated use of proceeds of this Offering (including from Series #2000BradyDebut Interests acquired by the Manager) if the Total Minimum ($104,750) is raised in this Offering and the cash portion of the asset cost is $93,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$93,500	89.26%
Broker Dealer & Escrow Fees (2)	$2,054	1.96%
Legal Expenses (3)	$350	0.33%
Sourcing Fee (cash portion) (3)(4)	$8,800	8.40%
Total Fees and Expenses	$11,204	10.70%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$46	0.04%
Total Proceeds	$104,750	100.00%

(1)	The price that the seller/consignor has established for this asset is $110,000. The seller will contribute the asset to the Series in exchange for 1,650 Interests in the Series, which represents 15.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 85.00% of the agreed-upon price ($93,500) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 880 units, which represents the portion ($8,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (53 units) for $530. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/2/2022
Expiration Date of Agreement	9/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #2000BradyDebut

Investment Overview

●	Upon completion of the SERIES #2000BradyDebut Offering, SERIES #2000BradyDebut will purchase a 2000 Tom Brady NFL Debut Ticket Stub PSA NM-MT 8 (The “Underlying Asset” with respect to SERIES #2000BradyDebut, as applicable), the specifications of which are set forth below.

In Brief:

“The ticket business is unquestionably one of the frontrunners of our thundering bull market” according to Heritage Auctions, with Tom Brady tickets pushing records higher each time an example surfaces. Graded a PSA 8, this season ticket stub to Brady’s NFL debut is in a class of its own when it comes to condition - a Population 1 with NONE graded higher. A true piece of NFL history.

Offering:

●	Offered is a season ticket stub from the legendary Tom Brady’s professional debut on November 23, 2000 - Thanksgiving Day - against the Detroit Lions at the Silverdome.

●	Only 11 examples have been graded (two autographed) with none matching or exceeding this PSA Near Mint-Mint 8.

●	Season tickets, often more aesthetically pleasing, command premiums over their “box office” brethren, which were often printed on short notice.

●	The most legendary career in NFL history began in rather inauspicious fashion: Down 34-9 late in the contest, with Patriots starting QB Drew Bledsoe nursing an injured thumb, Bill Belichick inserted rookie QB Tom Brady for mop-up duty. Brady’s first pass: off the hands of running back J.R. Redmond; incomplete. Second pass: an out route to the right, incomplete for the late Terry Glenn. Third pass: a completion to Redmond, negated by a Patriot penalty. Brady’s third official pass: complete to tight end Rod Rutledge in the right flat for six yards. That was the lone completion of Brady’s rookie season.

●	Following this game, Brady didn’t play again in 2000 and began the 2001 season as Bledsoe’s back-up. Brady then took over the starting role in Week 3 when Bledsoe got hurt and led the Patriots to an AFC East title and a Super Bowl upset over the Rams, thus cementing himself as the team’s top quarterback. The rest, as they say, is history.

●	Tickets have exploded in popularity over the last few years, as PSA started grading them. The placing of the ticket in a holder, the grading of them and the listing of them in a population report called out their extreme scarcity.

●	CardLines notes that, ““the ticket version of a rookie card is a player’s debut” and “generally speaking, there are fewer tickets in circulation than cards”, giving important context to the hot market for tickets.

●	In 2021, a Jordan Bulls debut ticket sold for $264,000, a Mickey Mantle debut ticket sold for $141,395, a Wayne Gretzky debut ticket sold for $101,000, a Tiger Woods debut ticket sold for $87,000, a signed Tom Brady debut ticket, against the Detroit Lions in Nov. 2000, sold for $73,200, and a Michael Jordan signed “Shot” ticket from the 1982 NCAA title game sold for $90,000.

Athlete/Highlight Text:

Brady was drafted 199th overall by the Patriots in the sixth round of the 2000 NFL Draft out of the University of Michigan. Despite being unheralded, Brady went on to become one of the most legendary quarterbacks in NFL history. Brady’s immense achievements include: 7x Super Bowl champion, 5x Super Bowl MVP, 3x NFL MVP, and 14x Pro Bowl selection. Brady was selected to the NFL 2000’s All-Decade Team, the NFL 2010’s All-Decade Team, and a unanimous selection to the NFL 100th Anniversary Team. In addition, Brady was named Sports Illustrated Sportsman of the Year in 2005 and again in 2021. After 20 seasons in New England, Brady remarkably won the Super Bowl in his first year with the Tampa Bay Buccaneers - forever cementing his legacy as the GOAT.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #2000BradyDebut going forward.

SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting

Mickey Mantle 1952 Topps - There is Only One - James Fiorentino Collection

Use of Proceeds - SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting

The following illustrates the estimated use of proceeds of this Offering (including from Series #MickeyMantle1952ToppsThereIsOnlyOnePainting Interests acquired by the Manager) if the Total Minimum ($41,250) is raised in this Offering and the cash portion of the asset cost is $33,750.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$33,750	81.82%
Broker Dealer & Escrow Fees (2)	$1,456	3.53%
Legal Expenses (3)	$350	0.85%
Sourcing Fee (cash portion) (3)(4)	$5,400	13.09%
Total Fees and Expenses	$7,206	17.47%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$294	0.71%
Total Proceeds	$41,250	100.00%

(1)	The price that the seller/consignor has established for this asset is $67,500. The seller will contribute the asset to the Series in exchange for 3,375 Interests in the Series, which represents 50.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 50.00% of the agreed-upon price ($33,750) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 540 units, which represents the portion ($5,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (21 units) for $210. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/9/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting

Investment Overview

●	Upon completion of the SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting Offering, SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting will purchase a Mickey Mantle 1952 Topps - There is Only One - James Fiorentino Collection (The “Underlying Asset” with respect to SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting, as applicable), the specifications of which are set forth below.

In Brief:

Considered “the symbol of baseball card collecting” Topps’ 1952 Mickey Mantle card has been exquisitely rendered by acclaimed watercolorist James Fiorentino. Measuring 22x30” the painting is part of the “THERE IS ONLY ONE: The Most Iconic Trading Cards Ever” collection that will never be painted by Fiorentino at this size again, making it a TRUE 1/1.

Offering:

●	Asset is an original 22x30” watercolor painting of the iconic 1952 Topps Mickey Mantle card by James Fiorentino.

●	Fiorentino is “considered one of the most renowned sports artists in the country” according to Robert Flores of MLB Network.

●	Painting was featured in an interview on MLB Network with the artist James Fiorentino, to watch CLICK HERE https://thereisonlyonetradingcards.com/mlb-network-interview/

●	A 1952 Mickey Mantle PSA Gem Mint 10 is estimated to be worth ~$15,000,000-$30,000,000 by many seasoned collectors.

●	Artwork was part of the traveling exhibit called “THERE IS ONLY ONE: The Most Iconic Trading Cards Ever” that also included: 2011 Topps Update Mike Trout, 1986 Fleer Michael Jordan, 1953 Topps Mickey Mantle, 1951 Bowman Willie Mays, 1951 Bowman Mantle, 1989 Upper Deck Ken Griffey Jr., 1933 Goudey Babe Ruth, 2000 Playoff Contenders Championship Ticket Tom Brady, 1909-11 T206 Honus Wagner, 1996 Topps Kobe Bryant, and 1916 Sporting News Babe Ruth.

●	The artwork was called “the holy grail of the set” by the artist.

●	From Heritage Auctions, “Fiorentino’s work has appeared as cover art for official commemorative programs for the 1995 Baseball Hall of Fame Induction Ceremonies, Don Mattingly Day in 1997 at Yankee Stadium, 1996 Red Cross Calendar, and the 1995 and 2001-2003 covers of the Ted Williams Museum and Hitters Hall of Fame Induction program, as well as upon trading cards for Topps, Upper Deck and others. James was also the official artist for Cal Ripken Jr’s 2131 Consecutive Game Streak and 2632 Ending of the Streak for which he created limited edition lithographs.”

●	Many believe this 1952 Topps Mickey Mantle card is the most important baseball card in the industry.

Athlete/Highlight Text:

Mickey Mantle, nicknamed “The Mick”, was the linchpin of the New York Yankees epic dynasty during the 1950s and early 1960s. He won 7 World Series Championships, 3 Most Valuable Player awards and was selected to 20 All-Star games. His journey from humble origins to centerfielder for the New York Yankees is the stuff of the American Dream. Mantle was a classic five-tool player who possessed almost supernatural power that led to a bevy of tape measure home runs, including a 560-foot home run that remains the longest in baseball history. Mantle finished his career with 536 home runs, 1,676 runs scored, 1,509 RBI, 1,733 walks and a .298 batting average, and was selected as a first ballot Hall of Famer and member of Major League Baseball’s All-Century Team.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MickeyMantle1952ToppsThereIsOnlyOnePainting going forward.

SERIES #LeBronLakers6Jersey

10/19/2021 LeBron James Los Angeles Lakers Game Worn Jersey - 1st Lakers #6 - Photomatched

Use of Proceeds - SERIES #LeBronLakers6Jersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #LeBronLakersJersey 6 Interests acquired by the Manager) if the Total Minimum ($209,500) is raised in this Offering and the cash portion of the asset cost is $189,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$189,000	90.21%
Broker Dealer & Escrow Fees (2)	$3,017	1.44%
Legal Expenses (3)	$350	0.17%
Sourcing Fee (cash portion) (3)(4)	$16,800	8.02%
Total Fees and Expenses	$20,167	9.63%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$334	0.16%
Total Proceeds	$209,500	100.00%

(1)	The price that the seller/consignor has established for this asset is $210,000. The seller will contribute the asset to the Series in exchange for 2,100 Interests in the Series, which represents 10.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 90.00% of the agreed-upon price ($189,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,680 units, which represents the portion ($16,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (105 units) for $1,050. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/9/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #LeBronLakers6Jersey

Investment Overview

●	Upon completion of the SERIES #LeBronLakers6Jersey Offering, SERIES #LeBronLakers6Jersey will purchase a 10/19/2021 LeBron James Los Angeles Lakers Game Worn Jersey - 1st Lakers #6 - Photomatched (The “Underlying Asset” with respect to SERIES #LeBronLakers6Jersey, as applicable), the specifications of which are set forth below.

In Brief:

In a performance described as “spectacular” by head coach Frank Vogel, LeBron James donned this yellow “Icon Edition” jersey that saw him sporting the number six for the first time as a Laker on 10/19/2021 - scoring 34 points and grabbing 11 rebounds against the Warriors. An enticing piece of uniform history from one of the NBA’s most legendary players. Authenticated and photomatched by MeiGray.

Offering:

●	Asset is a Los Angeles Lakers NBA Tip-Off City Edition Jersey worn by LeBron James.

●	The offering represents the first Lakers #6 jersey Lebron ever wore.

●	The jersey has been authenticated and photomatched by MeiGray, the authenticator of the NBA, to both halves of the 10/19/2021 matchup vs. the Warriors - a rarity in the modern day when players often change jerseys at halftime.

●	LeBron recorded an impressive double-double, scoring 34 points with 11 rebounds and adding in 5 assists for good measure in a 121-114 loss to Stephen Curry’s Warriors - - HIGHLIGHTS

●	James switch to #6 from #23 after his first three seasons with the Lakers, stating, “Six has a lot of meaning to me, from my family and numbers and things of that nature to what I believe in and things of that sort, but my mentality doesn’t change.”

●	Bronny (born 10/6/2004) and Bryce (born 6/14/2007), James’ first two children, as well as Julius Erving (#6 with the 76ers) all contributed to LeBron’s admiration for the number.

●	The NBA announced that LeBron had the #1 top-selling jersey through the first half of the 2021-22 season.

Athlete/Highlight Text:

LeBron James is frequently discussed as one of the greatest basketball players of all time, and certainly one of America’s most influential and popular athletes of his generation. James has won four NBA championships, four NBA Finals MVP awards, and four NBA’s Most Valuable Player awards while playing for the Cleveland Cavaliers, Miami Heat and Los Angeles Lakers. James is the four-time AP Athlete of the Year and became the first athlete to be a three-time Sports Illustrated Sportsperson of the Year. After winning two championships with the Heat, LeBron triumphantly returned to the Cavaliers and brought the city of Cleveland its first major professional sports championship since 1964, and the first-ever championship won by the Cleveland Cavaliers franchise.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #LeBronLakers6Jersey going forward.

SERIES #84JordanRCJersey

Use of Proceeds - SERIES #84JordanRCJersey

The following illustrates the estimated use of proceeds of this Offering (including from Series #84JordanRCJersey Interests acquired by the Manager) if the Total Minimum ($347,650) is raised in this Offering and the cash portion of the asset cost is $315,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$315,000	90.61%
Broker Dealer & Escrow Fees (2)	$4,279	1.23%
Legal Expenses (3)	$350	0.10%
Sourcing Fee (cash portion) (3)(4)	$28,000	8.05%
Total Fees and Expenses	$32,629	9.39%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$21	0.01%
Total Proceeds	$347,650	100.00%

(1)	The price that the seller/consignor has established for this asset is $350,000. The seller will contribute the asset to the Series in exchange for 3,500 Interests in the Series, which represents 10.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 90.00% of the agreed-upon price ($315,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 2,800 units, which represents the portion ($28,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (174 units) for $1,740. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/9/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #84JordanRCJersey

Investment Overview

●	Upon completion of the SERIES #84JordanRCJersey Offering, SERIES #84JordanRCJersey will purchase a (The “Underlying Asset” with respect to SERIES #84JordanRCJersey, as applicable), the specifications of which are set forth below.

In Brief:

An asset deemed to be “pure basketball history” by SCP Auctions, it earns every bit of the lofty praise. Worn by Michael Jordan during his illustrious rookie season of 1984-85, the Chicago Bulls home white jersey has been authenticated and graded a perfect A10 by MEARS. His Airness averaged 28.2 points, 5.9 assists, and 6.5 rebounds in ‘84-85, easily winning Rookie of the Year Honors. An elite piece of memorabilia, with SCP also noting that “NBA gamers don’t get better than this.”

Offering:

●	Offering is a 1984-85 Chicago Bulls home jersey worn by Michael Jordan during his rookie season.

●	Graded a perfect A10 by MEARS, based on their five categories of evaluation.

●	Jersey is “fresh to the hobby” as of April 2021.

●	“One of the finest Michael Jordan shirts to have been offered to the hobby, and its historical significance cannot be understated. A prime example worthy of the finest collection” per MEARS.

●	The SCP description notes, “Perhaps the most intriguing of all the interesting elements of this jersey is its origin: unknown. Sometime in 1984 or 1985 a fan got ahold of one of the rookie Jordan’s gamers. Then, for reasons unknown, the jersey wound up in a vintage clothing store where it was miraculously identified and saved from oblivion.”

●	Featuring proper tagging, moderate evidence of wear and laundering, and consistency with reference imagery MEARS notes that a custom taper in the tail, which Jordan was known to request early in his career, sealed their stamp of approval.

●	Jordan rookie jerseys continue to smash all-time record levels, solidifying MJ as the GOAT both on the court and in the eyes of sports collectors.

Athlete/Highlight Text:

Michael Jordan is widely considered the greatest basketball player in the history of the NBA. Jordan won six NBA titles, eight scoring titles, five regular-season MVPs, six Finals MVPs, three All-Star Game MVPs and one Defensive Player of the Year award. In fact, Jordan was named to the All-Defensive First Team nine times, a record. This 14-time All-Star and former NBA Rookie of the Year (1985) scored 32,292 points and averaged 30.1 points per game in his career. In addition to being the G.O.A.T. on the court, the Jordan brand exploded off of it. Air Jordan brand became synonymous with basketball.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #84JordanRCJersey going forward.

SERIES #DSAJ1Sneakers

1985 Nike Air Jordan 1 Deadstock Michael Jordan Player Sample with Original Box

Use of Proceeds - SERIES #DSAJ1Sneakers

The following illustrates the estimated use of proceeds of this Offering (including from Series #DSAJ1Sneakers Interests acquired by the Manager) if the Total Minimum ($115,250) is raised in this Offering and the cash portion of the asset cost is $103,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$103,500	89.80%
Broker Dealer & Escrow Fees (2)	$2,155	1.87%
Legal Expenses (3)	$350	0.30%
Sourcing Fee (cash portion) (3)(4)	$9,200	7.98%
Total Fees and Expenses	$11,705	10.16%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$45	0.04%
Total Proceeds	$115,250	100.00%

(1)	The price that the seller/consignor has established for this asset is $115,000. The seller will contribute the asset to the Series in exchange for 1,150 Interests in the Series, which represents 10.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 90.00% of the agreed-upon price ($103,500) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 920 units, which represents the portion ($9,200) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (58 units) for $580. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/9/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #DSAJ1Sneakers

Investment Overview

●	Upon completion of the SERIES #DSAJ1Sneakers Offering, SERIES #DSAJ1Sneakers will purchase a 1985 Nike Air Jordan 1 Deadstock Michael Jordan Player Sample with Original Box (The “Underlying Asset” with respect to SERIES #DSAJ1Sneakers, as applicable), the specifications of which are set forth below.

In Brief:

Hailed as “the most influential shoe in sneaker history” the partnership between Nike and Michael Jordan that began in 1984 with the legendary Air Jordan 1 is represented perfectly with this pair of deadstock AJ1 player samples issued to Michael Jordan during his rookie season. Complete with the ultra rare original box, untouched examples infrequently hit the open market. Asset combines excellence in athletics, fashion, and pop culture relevance.

Offering:

●	Asset is a pair of 1985 Nike Air Jordan 1 player sample sneakers in “deadstock” condition with original box, as issued to Michael Jordan.

●	The sneakers are in the iconic “Chicago” colorway and are sizes 13 and 13.5, matching Jordan’s incongruous feet.

●	Heritage Auctions described the Air Jordan 1 as “a groundbreaking sculpture of leather and rubber that has become permanently ingrained in American cultural iconography.”

●	A number of signed player samples have surfaced in recent years, though many advanced collectors prefer examples “factory issued” and unencumbered by an autograph or authentication sticker.

●	From the Sotheby’s offering: “The coding on the inside of the shoes states ‘850204 TYPS.’ 850204 refers to the date of production. These shoes were made in 1985 between the months of February (02) and April (04). TYPS stands for ‘Tong Yang Player Sample' and means that the shoes are ‘Player Samples,’ produced from the ‘Tong Yang’ factory.”

●	StockX, a leading sneaker reseller, defines ‘deadstock’ as, “an authentic, new unworn pair of sneakers. They are complete with original box including the box lid and box label indication the shoe size, as would be acceptable for sale at a retail location.”

●	The first ever signature shoe, Footwear news notes that, “No other shoe has an aura in the sneaker world as the Air Jordan 1.”

●	Nike is planning an AJ1 “Chicago Reimagined” release in 2022 that will feature “an aged, vintage look” and design closer to the originals from ‘85 than other previous re-issues.

Athlete/Highlight Text:

Michael Jordan is widely considered the greatest basketball player in the history of the NBA. Jordan won six NBA titles, eight scoring titles, five regular-season MVPs, six Finals MVPs, three All-Star Game MVPs and one Defensive Player of the Year award. In fact, Jordan was named to the All-Defensive First Team nine times, a record. This 14-time All-Star and former NBA Rookie of the Year (1985) scored 32,292 points and averaged 30.1 points per game in his career. In addition to being the G.O.A.T. on the court, the Jordan brand exploded off of it. Air Jordan brand became synonymous with basketball.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #DSAJ1Sneakers going forward.

SERIES #TatumFlawlessGoldBGS9.5

Jayson Tatum 2017-18 Panini Flawless Vertical Patch Autographs Gold /10

Use of Proceeds - SERIES #TatumFlawlessGoldBGS9.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #TatumFlawlessGoldBGS9.5 Interests acquired by the Manager) if the Total Minimum ($46,000) is raised in this Offering and the cash portion of the asset cost is $40,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$40,000	86.96%
Broker Dealer & Escrow Fees (2)	$1,518	3.30%
Legal Expenses (3)	$350	0.76%
Sourcing Fee (cash portion) (3)(4)	$4,000	8.70%
Total Fees and Expenses	$5,868	12.76%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$132	0.29%
Total Proceeds	$46,000	100.00%

(1)	The price that the seller/consignor has established for this asset is $50,000. The seller will contribute the asset to the Series in exchange for 1,000 Interests in the Series, which represents 20.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 80.00% of the agreed-upon price ($40,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 400 units, which represents the portion ($4,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (23 units) for $230. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/13/2022
Expiration Date of Agreement	12/31/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #TatumFlawlessGoldBGS9.5

Investment Overview

●	Upon completion of the SERIES #TatumFlawlessGoldBGS9.5 Offering, SERIES #TatumFlawlessGoldBGS9.5 will purchase a Jayson Tatum 2017-18 Panini Flawless Vertical Patch Autographs Gold /10 (The “Underlying Asset” with respect to SERIES #TatumFlawlessGoldBGS9.5, as applicable), the specifications of which are set forth below.

In Brief:

A top shelf rookie card from Celtics star Jayson Tatum this Panini Flawless Vertical Gold Rookie Patch Autograph is limited to a scant 10 copies, it features a visually appealing green-and-white patch and a bold blue signature. Graded a BGS Gem Mint 9.5 and serial numbered 04/10. A great asset of a player who is continually raising his game to new heights!

Offering:

●	Asset is a 2017-18 Panini Flawless Gold Vertical Patch Autograph of Jayson Tatum, serial numbered 04/10.

●	Graded a BGS Gem Mint 9.5 with the following subgrades: Centering 9.5, Edges 9.5, Corners, 9, Surface 9.5

●	Of the five total examples graded by BGS, two rate as 9.5s with none higher.

●	This card is considered one of the most desirable rookie cards of Tatum, a rising young star for the Boston Celtics.

●	A beautiful two-color patch is accompanied by a 10/10 blue ink signature.

●	Flawless Basketball is considered one of the premier products in the sport, with Rookie Patch Autographs from the series fetching some of the highest prices among all rookie cards.

●	PWCC notes that few cards “can compare in quality and overall prestige to these Panini Flawless parallels”, adding “Investors love the simple, yet beautiful design of this card along with the jersey/autograph pairing that associates with them.”

●	Topped in rarity by only the Green (#’d /5) and Platinum (#’d 1/1).

Athlete/Highlight Text:

Jayson Tatum is a star young basketball player for the Boston Celtics. He was drafted with the third overall pick in the 2017 draft by the Celtics, following his collegiate career at Duke University. Tatum’s career accolades so far include: 2x NBA All Star, All-NBA Third Team, NBA All-Rookie First Team and ACC All-Freshman team. Tatum had a breakout 2019-20 campaign, in which he averaged 28.3 points, 7.4 rebounds, 3.9 threes, 3.2 assists, 1.5 steals and 1.0 blocks during his final 19 games. Since the start of the 2020 season, Tatum has been locked in as the No. 1 option for the Celtics. On November 22, 2020, Tatum and the Celtics agreed to a rookie max extension of five years, worth $195 million.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #TatumFlawlessGoldBGS9 going forward.

SERIES #GretzkyUDShield

2006-07 Ultimate Collection Wayne Gretzky Signature Logos NHL Shield Autograph 1/1 BGS 8 - 10 Autograph

Use of Proceeds - SERIES #GretzkyUDShield

The following illustrates the estimated use of proceeds of this Offering (including from Series #GretzkyUDShield Interests acquired by the Manager) if the Total Minimum ($240,200) is raised in this Offering and the asset cost is $215,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$215,000	89.51%
Broker Dealer & Escrow Fees (1)	$3,275	1.36%
Legal Expenses (2)	$350	0.15%
Sourcing Fee (cash portion) (2)(3)	$21,500	8.95%
Total Fees and Expenses	$25,125	10.46%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$75	0.03%
Total Proceeds	$240,200	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,290 units, which represents the portion ($12,900) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (121 units) for $1,210. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/17/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	10.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #GretzkyUDShield

Investment Overview

●	Upon completion of the SERIES #GretzkyUDShield Offering, SERIES #GretzkyUDShield will purchase a 2006-07 Ultimate Collection Wayne Gretzky Signature Logos NHL Shield Autograph 1/1 BGS 8 - 10 Autograph (The “Underlying Asset” with respect to SERIES #GretzkyUDShield, as applicable), the specifications of which are set forth below.

In Brief:

A premier card of “The Great One”, this 2006-07 Ultimate Collection Ultimate Logo Patch Signature is a true 1/1 and one of his very first NHL Shield Logo Autographs - akin to the highly sought after NBA logoman and NFL shield patches. The asset features a perfect 10/10 blue ink signature to the left of the NHL shield plucked from one of his game worn Los Angeles Kings jerseys. Graded a BGS NM-MT 8.

Offering:

●	Offering is a 2006-07 Ultimate Collection Ultimate Signatures Logos #SL-WG Wayne Gretzky serial numbered 1/1.

●	Graded a BGS Near Mint-Mint 8 with the following subgrades: Centering 9, Corners 7.5, Edges 8, Surface 8 and a 10/10 blue ink signature.

●	One of only six Gretzky shield autographs produced to this point.

●	The NHL equivalent to the NBA Logoman or NFL Shield patch, each of which have soared in hobby relevance in the last few years and are coveted by collectors.

●	The NHL discontinued their classic black/orange logo, featured in this asset, after the 2004-05 season, switching to a black/silver design that they have used ever since.

●	Upper Deck’s Ultimate Collection product is an ultra-premium brand that is viewed in similar respects to their The Cup line, with each birthing iconic cards year after year.

Athlete/Highlight Text:

Wayne Gretzky, nicknamed “The Great One”, is considered the greatest hockey player of all time. At the time of his retirement in 1999, he held 61 NHL records: 40 regular season records, 15 playoff records, and 6 All-Star records. He won 4 Stanley Cup Championships with the Edmonton Oilers. Some of the remarkable accomplishments from Gretzky’s career include: finishing with 894 goals and 1,963 assist (2,857 points), 15 NHL All-Star selections (8 First Team and 7 Second Team squads), nine Hart Trophies as the league’s best player, 10 Art Ross Trophies, two Conn Smythe Trophies and five Byng Trophies. Gretzky played for 4 teams (Edmonton Oilers, Los Angeles Kings, New York Rangers, St. Louis Blues) over the course of 20 seasons.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #GretzkyUDShield going forward.

SERIES #MahomesBronzeStarsBasket10

2017 Panini Prizm Patrick Mahomes Bronze Stars PSA Gem Mint 10 Basket (2)

Use of Proceeds - SERIES #MahomesBronzeStarsBasket10

The following illustrates the estimated use of proceeds of this Offering (including from Series #MahomesBronzeStarsBasket10 Interests acquired by the Manager) if the Total Minimum ($145,800) is raised in this Offering and the asset cost is $130,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$130,000	89.16%
Broker Dealer & Escrow Fees (1)	$2,421	1.66%
Legal Expenses (2)	$350	0.24%
Sourcing Fee (cash portion) (2)(3)	$13,000	8.92%
Total Fees and Expenses	$15,771	10.82%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$29	0.02%
Total Proceeds	$145,800	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 780 units, which represents the portion ($7,800) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (73 units) for $730. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/15/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	10.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #MahomesBronzeStarsBasket10

Investment Overview

●	Upon completion of the SERIES #MahomesBronzeStarsBasket10 Offering, SERIES #MahomesBronzeStarsBasket10 will purchase a 2017 Panini Prizm Patrick Mahomes Bronze Stars PSA Gem Mint 10 Basket (2) (The “Underlying Asset” with respect to SERIES #MahomesBronzeStarsBasket10, as applicable), the specifications of which are set forth below.

In Brief:

An ultra exclusive rookie card of Patrick Mahomes, the 2017 Panini Prizm Bronze Stars parallel was produced with an unannounced, yet diminutive, print run. Found only in First Off the Line boxes, PWCC notes “the glorious color scheme and darker brown borders really light up the star aesthetic, and easily making this one of the better-looking parallels from ‘17 Prizm.” Offering contains two (2) PSA 10 examples - accounting for 50% of the Gem Mint population.

Offering:

●	Asset is two (2) 2017 Panini Prizm Bronze Stars #269 Patrick Mahomes II rookie cards.

●	Both are graded PSA Gem Mint 10, which has a total population of four.

●	The Bronze Stars Prizm is one of the most sought after parallels, inserted as a “super short print” in First Off The Line boxes.

●	The card has a rumored print run of 6, but population reports indicate that more than 6 were produced.

●	The Panini “First Off the Line” program gives collectors early access and exclusive content to some of the company’s most popular products, with Bronze Stars parallels inserted roughly one per box.

Athlete/Highlight Text:

Patrick Mahomes is a superstar quarterback for the Kansas City Chiefs. Mahomes was the 10th overall pick in the 2017 draft out of Texas Tech University. He has compiled an impressive array of accolades since: Super Bowl Champion, Super Bowl MVP, NFL Most Valuable Player, 2x Pro Bowler, and First-Team All-Pro Bowl selection. In 2020, Mahomes signed the single biggest contract in the history of North American sports and professional sports at large. Mahomes holds numerous NFL records, including: Most consecutive 300-plus passing yard games, the fastest player to 4,000 passing yards and 40+ touchdown passes, fastest player to 7,500 career passing yards, and Highest Passer Rating among QBs with 1,000+ passing yards.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #MahomesBronzeStarsBasket10 going forward.

SERIES #SerenaNetProAuto

2003 NetPro International Series Serena Williams Patch Autograph PSA Authentic - 10 Autograph

Use of Proceeds - SERIES #SerenaNetProAuto

The following illustrates the estimated use of proceeds of this Offering (including from Series #SerenaNetProAuto Interests acquired by the Manager) if the Total Minimum ($123,600) is raised in this Offering and the asset cost is $110,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$110,000	89.00%
Broker Dealer & Escrow Fees (1)	$2,220	1.80%
Legal Expenses (2)	$350	0.28%
Sourcing Fee (cash portion) (2)(3)	$11,000	8.90%
Total Fees and Expenses	$13,570	10.98%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$30	0.02%
Total Proceeds	$123,600	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 660 units, which represents the portion ($6,600) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (62 units) for $620. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/21/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	10.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #SerenaNetProAuto

Investment Overview

●	Upon completion of the SERIES #SerenaNetProAuto Offering, SERIES #SerenaNetProAuto will purchase a 2003 NetPro International Series Serena Williams Patch Autograph PSA Authentic - 10 Autograph (The “Underlying Asset” with respect to SERIES #SerenaNetProAuto, as applicable), the specifications of which are set forth below.

In Brief:

Cardboard Connection writes, “If you had to pick one, this would likely be the ‘holy grail’ of Serena Williams cards.” Serial numbered to 100 and featuring match-worn material alongside a 10/10 signature, the 2003 NetPro International Series Apparel Autograph packs a punch comparable to a serve of the women’s tennis GOAT. Graded “Authentic” by PSA.

Offering:

●	Asset is a 2003 NetPro International Series Apparel Autograph #2A Serena Williams serial numbered 035/100.

●	Graded “Authentic” by PSA, who have deemed the black ink signature is in 10/10 condition.

●	A copy of this card graded a PSA 7 holds the record for most expensive card of a female athlete ever sold at $163,200 (Heritage Auctions).

●	Goldin eloquently describes the asset, “This card features the dominant American athlete readying a serve in a clay-colored Puma tennis outfit, matching the burnt-sienna hue of the clay court in the background.”

●	Heritage Auctions notes, “The Williams sisters’ popularity has been a driving force of the growing interest in the cards of women athletes.”

●	From PSA: “Part of the 2003 NetPro International series, the Court Authentic Series contains autographed and memorabilia cards of the game’s top players of the day. This 40-card series is actually divided into four 10-card sets. Series A contains autos and memorabilia, and each card is numbered to 100. Series B is all memorabilia, while Series C is autographs, and each card is numbered to 500. Series D contains memorabilia and is numbered to 1000.”

Athlete/Highlight Text:

Serena Williams is widely regarded to be one of the greatest tennis players of all time. She has won 23 Grand Slam singles titles, the most by any player in the Open Era. The Women’s Tennis Association (WTA) ranked her world No. 1 in singles on eight separate occasions between 2002 and 2017. Williams holds the most Grand Slam titles in singles, doubles, and mixed doubles combined among active players. Her 39 Grand Slam titles put her joint-third on the all-time list and second in the Open Era: 23 in singles, 14 in women’s doubles, and two in mixed doubles. She is the most recent female player to have held all four Grand Slam singles titles simultaneously (2002–03 and 2014–15) and the third player to achieve this twice, after Rod Laver and Graf. Williams has won 14 Grand Slam doubles titles, all with her sister Venus. Williams is also a five-time winner of the WTA Tour Championships in the singles division. She has also won four Olympic gold medals, one in women’s singles and three in women’s doubles—an all-time record shared with her sister, Venus.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #SerenaNetProAuto going forward.

SERIES #DurantKobeLogoman

2007-08 Upper Deck Exquisite Kevin Durant & Kobe Bryant Dual Logoman Autograph

Use of Proceeds - SERIES #DurantKobeLogomanThe following illustrates the estimated use of proceeds of this Offering (including from Series #DurantKobeLogoman Interests acquired by the Manager) if the Total Minimum ($2,110,600) is raised in this Offering and the asset cost is $1,900,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost	$1,900,000	90.02%
Broker Dealer & Escrow Fees (1)	$20,200	0.96%
Legal Expenses (2)	$350	0.02%
Sourcing Fee (cash portion) (2)(3)	$190,000	9.00%
Total Fees and Expenses	$210,550	9.98%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$50	0.00%
Total Proceeds	$2,110,600	100.00%

(1)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates. The Escrow Fee is $100 per Series.
(2)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, as described in the Series Detail Table below and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee.
(3)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 11,400 units, which represents the portion ($114,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (1056 units) for $10,560. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/22/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	6.00%
Sourcing Fee Payable in Cash	10.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and is expected to directly pay future Operating Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the cash portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #DurantKobeLogoman

Investment Overview

●	Upon completion of the SERIES #DurantKobeLogoman Offering, SERIES #DurantKobeLogoman will purchase a 2007-08 Upper Deck Exquisite Kevin Durant & Kobe Bryant Dual Logoman Autograph (The “Underlying Asset” with respect to SERIES #DurantKobeLogoman, as applicable), the specifications of which are set forth below.

In Brief:

An awe-inspiring offering that features outstanding Logoman patches from two of the finest scorers to have ever stepped foot on an NBA court - Kevin Durant and Kobe Bryant. The True 1/1 originates from Upper Deck’s blue chip 2007-08 Exquisite Collection and is signed by each of the superstars in blue ink. Logoman cards are considered some of the rarest, most valuable, and elusive basketball cards in the world, with this particular one rating among the finest ever produced!

Offering:

●	Asset is a 2007-08 Exquisite Collection Dual Logoman Autograph #DL-BD of Kobe Bryant and Kevin Durant, serial numbered 1/1.

●	The card is “raw” or ungraded.

●	The blue ink signatures display nicely with some slight streaking in the final flourish of Bryant’s autograph.

●	Any Durant logoman card can be considered extraordinary, but this asset was issued during his rookie season, and only season in Seattle, attaching an additional air of import.

●	A Blowout forum post from 2015 notes that the only other Durant/Bryant dual logoman, from ‘14 Flawless, was pulled in a group break - its whereabouts are currently unknown.

●	Upper Deck Exquisite Collection has been designated “The Rolls Royce of the industry.”

●	Durant had four Dual Logoman Autos in the ‘07-’08 product - featured alongside Jeff Green, Kevin Garnett, Kobe Bryant, and LeBron James.

●	To learn more about collecting Logoman cards, click HERE https://collectable.com/collectableu/investing-in-rare-logoman-basketball-cards/

Athlete/Highlight Text:

Kevin Durant is considered one of the greatest basketball players of the modern era. He has won two NBA championships, an NBA Most Valuable Player Award, two Finals MVP Awards, two NBA All-Star Game Most Valuable Player Awards, four NBA scoring titles, the NBA Rookie of the Year Award, and two Olympic gold medals. Durant has also been selected to nine All-NBA teams and ten NBA All-Star teams. He is best known for his prodigious scoring ability. From 2010 to 2014, he won four scoring titles, becoming one of only two players to win four scoring titles in a five-year span.

Kobe Bryant is one of the most beloved and accomplished basketball players to ever play the game. Bryant spent his entire 20-year career with the Los Angeles Lakers, helping them win five NBA championships, and was an 18-time All-Star, a 15-time member of the All-NBA Team, a 12-time member of the All-Defensive Team, the 2008 NBA Most Valuable Player (MVP), and a two-time NBA Finals MVP. Bryant also led the NBA in scoring twice, and ranks fourth on the league’s all-time regular season scoring and all-time postseason scoring lists. He is the all-time leading scorer in Lakers franchise history. He was also the first guard in NBA history to play at least 20 seasons. His 18 All-Star designations are the second most all time, while it is the record for most consecutive appearances as a starter. Bryant’s four All-Star Game MVP Awards are tied with Bob Pettit for the most in NBA history. Bryant tragically died at age 41, along with his 13-year-old daughter Gianna and seven others, in a helicopter crash in Calabasas, California in 2020. Their memories will forever live on in the hearts and minds of sports fans.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #DurantKobeLogoman going forward.

SERIES #McDavidGreenPMG

2015 Fleer Showcase Metal Universe Connor McDavid Precious Metal Gems Green/10 PSA NM 7 (MBA Gold Sticker)

Use of Proceeds - SERIES #McDavidGreenPMG

The following illustrates the estimated use of proceeds of this Offering (including from Series #McDavidGreenPMG Interests acquired by the Manager) if the Total Minimum ($110,500) is raised in this Offering and the cash portion of the asset cost is $97,500.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$97,500	88.24%
Broker Dealer & Escrow Fees (2)	$2,095	1.90%
Legal Expenses (3)	$350	0.32%
Sourcing Fee (cash portion) (3)(4)	$10,400	9.41%
Total Fees and Expenses	$12,845	11.62%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$155	0.14%
Total Proceeds	$110,500	100.00%

(1)	The price that the seller/consignor has established for this asset is $130,000. The seller will contribute the asset to the Series in exchange for 3,250 Interests in the Series, which represents 25.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75.00% of the agreed-upon price ($97,500) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 1,040 units, which represents the portion ($10,400) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (56 units) for $560. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/29/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	8.00%
Sourcing Fee Payable in Cash	8.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #McDavidGreenPMG

Investment Overview

●	Upon completion of the SERIES #McDavidGreenPMG Offering, SERIES #McDavidGreenPMG will purchase a 2015 Fleer Showcase Metal Universe Connor McDavid Precious Metal Gems Green/10 PSA NM 7 (MBA Gold Sticker) (The “Underlying Asset” with respect to SERIES #McDavidGreenPMG, as applicable), the specifications of which are set forth below.

In Brief:

The “de facto Holy Grail of modern cards”, according to Sports Collectors Daily, the evocative Precious Metal Gems set spread its wings to hockey 15 years after its initial basketball release, with budding superstar Connor McDavid making his PMG debut shortly after in 2015-16 Fleer Showcase. The coveted green parallel is numbered 08/10 and graded a PSA NM 7 with a “MBA Gold” sticker. An incredible rarity of one of the finest on the ice today!

Offering:

●	Asset is a 2015 Fleer Showcase Metal Universe Precious Metal Gems Green #MU-1 Connor McDavid serial numbered “08/10.”

●	Graded a PSA Near Mint 7, it is the only example on the PSA Population reports - though 5 of the 10 produced have been graded by Beckett (three BGS 8.5s, and 2 BGS 9s).

●	Card also has been given a “Gold Diamond” sticker by Mike Baker Authenticated, meaning the asset is “A high-end card that has superior print quality, but with an allowance for slight imperfection. Centering must be 60/40 or better on the front and 75/25 or better on the reverse. Over all eye appeal is the card at first glance is under-graded - characteristics of the card are above known print run examples.”

●	Cardboard Connections writes that Precious Metal Gems, which debuted in 1997, “ are some of the most iconic parallels in the hobby” with their “eye-popping foil designs” leading to an increased condition sensitivity.

●	“The iconic and original Precious Metal Gems sets and design have permeated more of the hobby and have now become popularized through its resurgence” according to ONE37pm.

●	Michael Jordan’s 1997 Green PMG, one of his most desirable issues, had a copy in PSA Authentic condition sell for $915,000 at Heritage Auctions in December of 2020.

Athlete/Highlight Text:

The first overall pick in the 2015 NHL Draft, Connor McDavid had made his name known to hockey die-hards from an early age, collecting a plethora of numerous accolades as an amateur before starting his career in Edmonton. Despite an injury-shortened rookie campaign, he found his way onto the All-Rookie team and secured a number of Calder Memorial Trophy Votes. McDavid was voted the best forward in both 2019 and 2020 by his peers in the NHLPA and has drawn frequent comparisons to all-time greats such as Wayne Gretzky and Sidney Crosby. In his first six seasons, the skilled superstar has captured two Hart Memorial Trophies, three Pearson Trophies, and three Art Ross Trophies while thrice leading the NHL in points.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #McDavidGreenPMG going forward.

SERIES #NolanRyan1968ToppsPSA8.5

Nolan Ryan 1968 Topps PSA 8.5

Use of Proceeds - SERIES #NolanRyan1968ToppsPSA8.5

The following illustrates the estimated use of proceeds of this Offering (including from Series #NolanRyan1968ToppsPSA8.5 Interests acquired by the Manager) if the Total Minimum ($18,850) is raised in this Offering and the cash portion of the asset cost is $15,000.

	Dollar Amount	Percentage of Gross Cash Proceeds
Uses
Cash Portion of the Asset Cost (1)	$15,000	79.58%
Broker Dealer & Escrow Fees (2)	$1,266	6.71%
Legal Expenses (3)	$350	1.86%
Sourcing Fee (cash portion) (3)(4)	$2,200	11.67%
Total Fees and Expenses	$3,816	20.24%
Excess cash after payment of Asset Cost, Broker Dealer & Escrow Fees, Legal Expenses and Sourcing Fee (“Excess Cash”)	$35	0.18%
Total Proceeds	$18,850	100.00%

(1)	The price that the seller/consignor has established for this asset is $20,000. The seller will contribute the asset to the Series in exchange for 500 Interests in the Series, which represents 25.00% of the agreed-upon value of the Underlying Asset. The amount set forth in the table represents 75.00% of the agreed-upon price ($15,000) of the asset.
(2)	Calculation of Brokerage Fee (1% of gross proceeds) excludes proceeds from the sale of Interests to the Manager or its affiliates or to the seller/consignor of the Asset.
(3)	In addition to the costs of acquiring the Underlying Asset, proceeds from the Series Offering will be used to pay the following, listed in the Series Detail Table and the Use of Proceeds Table above (i) the Brokerage Fee and Escrow Fee to the BOR, (ii) the Legal Expenses and (iii) the cash portion of the Sourcing Fee to the Manager. All other expenses of the offering will be paid by the Manager out of Excess Cash and the cash portion of its Sourcing Fee
(4)	In addition to the cash portion of the Sourcing Fee, the Manager will receive 100 units, which represents the portion ($1,000) of the Sourcing Fee to be received in units. The Manager also will purchase an additional 0.5% interest (10 units) for $100. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy the Total Minimum or for any other reason in order to close the Offering.

On the date listed in the Series Detail Table below, the Company entered into the agreement listed in the Series Detail Table regarding the Series with the Asset Seller for the Cash Portion of the Asset Cost listed in the Use of Proceeds Table.

Upon the closing of the Offering, proceeds from the sale of the Series Interests will be distributed to the account of the Series. The Series will complete the agreement and pay the Asset Seller the amounts listed in the Series Detail Table. At that time, the Series will own a 100% interest in the Underlying Asset.

Series Detail Table

Agreement Type	Consignment
Date of Agreement	3/29/2022
Expiration Date of Agreement	12/28/2022
Selling Entity	Unaffiliated Seller (1)
Total Sourcing Fee as a percentage of Consignment Price	16.00%
Sourcing Fee Payable in Series Equity Interest	5.00%
Sourcing Fee Payable in Cash	11.00%

(1)	The asset seller is a third party that is not affiliated with either the Company’s or the Company’s parent company, Collectable Technologies, Inc. The Company believes, therefore, that the consignment price has been determined by arms-length bargaining. The consignment price was determined based upon recent sales prices, industry trends and consultation with industry experts.

The allocation of the net proceeds of this Series Offering set forth above, represents our intentions based upon our current plans and assumptions regarding industry and general economic conditions, our future revenues and expenditures. The Series is not expected to keep any of the proceeds from the Series Offering. Any Excess Cash generated in the Series Offering will be distributed to the Manager to pay a portion of the expenses of the offering. The Manager, out of the cash portion of the Sourcing Fee, will pay directly all expenses of the Series Offering and Series is expected to directly pay future Series Expenses. In the event that less than the Maximum Series Interests are sold in connection with the Series Offering, the Manager may also waive all or a portion of the Sourcing Fee. The Manager does reserve the right to seek reimbursement of future Operating Expenses.

DESCRIPTION OF SERIES #NolanRyan1968ToppsPSA8.5

Investment Overview

●	Upon completion of the SERIES #NolanRyan1968ToppsPSA8.5 Offering, SERIES #NolanRyan1968ToppsPSA8.5 will purchase a Nolan Ryan 1968 Topps PSA 8.5 (The “Underlying Asset” with respect to SERIES #NolanRyan1968ToppsPSA8.5, as applicable), the specifications of which are set forth below.

In Brief:

Christened “one of the key rookie cards of the decade” by Heritage Auctions, Nolan Ryan is joined by fellow Mets hurler Jerry Koosman on their legendary 1968 Topps Rookie Card. Graded as PSA NM-MT 8.5, only 67 examples are graded higher than this impeccable issue of the card that was rated the #12 “Most Iconic Sports Card of All Time” by The Athletic in 2020.

Offering:

●	Asset is a 1968 Topps #177 Nolan Ryan/Jerry Koosman “Mets Rookies” Rookie Card

●	Graded a PSA Near Mint-Mint+ 8.5, it is one of 37 at that level with 67 (66 Mint 9s, 1 Gem Mint 10) unqualified examples rating higher from the total population that surpasses 13,000.

●	Heritage Auctions, which offered the card in February 2020, described the card as such, “Any evidence of wear seems to be limited to very light, almost hints of wear at the outer corner tips. A strong, nicely centered example.”

●	Beckett writes, “The popularity of this card cannot be understated. It’s not on the same level as the 1952 Topps Mickey Mantle or 1955 Topps Roberto Clemente as far as value goes but it’s up there in recognition.”

●	PSA notes “Three other versions of the same card were produced. Milton Bradley, O-Pee-Chee, and Venezuelan Topps issued their own Ryan rookies as well. All three are tougher to find than the traditional Topps Ryan, especially the Venezuelan Topps card, but the Topps card is the one that has the most mainstream appeal.”

●	While not the rarest of his four Rookie Cards versions, the base Topps remains Ryan’s most popular.

●	According to Sports Collectors Daily “Few post-War cards–except maybe early Mantles and Clementes and Jordan rookie cards have appreciated as much lately as this one”

Athlete/Highlight Text:

Other pitchers have won more games, more awards, and had lower ERAs, but no one mastered the craft of missing the opponent’s bat quite like Nolan Ryan. With 5,714 punchouts in his 27-year career that spanned four decades, Ryan eclipses #2 Randy Johnson by more than 800 Ks. Add to that his record 7 no-hitters, 12 one-hitters, and 18 two-hitters, and the flame-throwing Texan stands in a league of his own. Elected to the Hall of Fame in 1999 with 98.79% of the vote, Ryan made 8 All-Star Games, won a World Series in 1969, twice led the National League in ERA, won 324 career games, and deservedly had his number retired by three different teams.

The Company treats Memorabilia and Collectibles assets as collectible and therefore will not depreciate or amortize the SERIES #NolanRyan1968ToppsPSA8.5 going forward.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

This discussion and analysis and other parts of this offering statement contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this offering circular.

The Company was founded on January 16, 2020 and began developing its technology platform (“Platform”), making business agreements, and acquiring consignable assets to support the business model. The Company launched its operations in September 2020. Since that time, the Company has begun acquiring assets to consign, has successfully completed over 200 Series offerings, and completely sold thirteen (13) items off the platform.

Information on the Series that have closed through April 30, 2022 can be found on pages 7-10 in our Annual Report on Form 1-K filed with the SEC, which has been incorporated by reference into this Offering Circular. See, The table below shows the series that closed during 2020.

Additionally, since launching, the registered user-base exceeds 40,000 users, with over 8,000 having participated in at least one auction.

Financial Obligations

The company has no outstanding lines of credit. However, there exists obligations to Collectable Technologies, Inc. (“CTI”) for monies paid on behalf of the Company. These liabilities are adequately covered by monies currently held in escrow awaiting final closing.

Future Prospects

There are a few factors that could impact our operating results going forward including the Manager’s ability to:

˗	continue to source high quality collectable assets to securitize;

˗	market the Platform and the individual Series of the Company and attract Investors to the Platform to acquire the Interests issued by Series of the Company;

˗	continue to develop the Platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company;

˗	develop or partner with registered dealer infrastructure for securities transactions.

COVID-19

The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

The COVID-19 outbreak and resulting economic uncertainty may impact the value of value of collectables and the underlying assets. The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.

Operating Results

The company launched its first Series offering in September 2020. As of May 31, 2020, the Platform had hosted crowdfunded offerings on more than 400 Series, of which eight 221 had closed escrow, and of the 221, thirteen (13) items sold off the platform in their entirety.

Additionally, since launching, the registered user-base exceeds 30,000 users, with over 5,000 having participated in at least one offering. The following sets forth the details of those offerings in which the Underlying Asset has been sold and the Series exited.

The Company sold two (2) Underlying Assets and exited the following two (2) Series during 2020

Series Name	Sales Price	Cost Basis	Net Gain
#CURRYBASKET	$70,000	$38,436	$31,564
#MAHOMESROOKIE	$182,500	$127,366	$55,134
Total	$252,500	$165,802	$86,698

During 2021, the Company sold eleven (11) Underlying Assets and exited eleven (11) Series as follows:

#SERIES	Original Offering Date	Original Offering Price Per Unit	Asset Sales Price Per Unit	Date of Asset Sale	% ROI from IPO
#MANTLEMINT1953	9/10/2020	$25.00	$30.92	7/23/2021	23.7%
#MAGICBIRDDRJ	10/12/2020	$80.00	$161.71	1/28/2021	102.1%
#KOUFAX1955PSA8.5	1/5/2021	$10.00	$26.44	3/10/2021	164.4%
#JORDAN85NIKEBASKET	1/1/2021	$10.00	$14.31	6/4/2021	43.1%
#BRADYREEBOKFLAWLESS	1/8/2021	$12.00	$17.08	8/9/2021	42.3%
#MAYS1951PHOTO	3/9/2021	$10.00	$12.18	8/23/2021	21.8%
#WILTCHAMBERLAIN61PSA9	4/4/2021	$10.00	$16.83	4/8/2021	68.3%
#DEVERSSUPERFRACTOR	4/17/2021	$10.00	$21.04	8/12/2021	110.4%
#FRANKROBINSON500HRBAT	8/7/2021	$10.00	$11.43	10/28/2021	14.3%
#RODGERSPLAYOFFCONTENDERSGREEN	3/19/2021	$5.00	$7.14	11/23/2021	42.8%
#STEPHCURRYSNEAKERS	11/7/2021	$10.00	$13.38	11/30/2021	33.8%

Through May 31, 2022, the Company has not sold any Underlying Assets or exited any Series.

Operating Capital

Management considers operating capital on hand to be sufficient for the current growth plans, however we recognize the need for continued outside investment to accelerate and expand growth in 2021 and beyond.

There are a number of key factors that will have large potential impacts on our operating results going forward including the Manager/Asset Manager’s ability to:

●	source high quality Underlying Assets at reasonable prices to securitize;

●	market the offerings in individual Series of the Company and attract Investors to acquire the Interests issued by Series of the Company;

●	in the future, develop a platform and provide the information and technology infrastructure to support the issuance of Interests in Series of the Company; and

●	find operating partners to manage the collection of Underlying Assets at a decreasing marginal cost per Underlying Asset.

Historical Investment in Series Assets

We plan to provide investment opportunities in Underlying Assets to Investors. At the time of this filing, we entered into the agreements described in “ANTICIPATED USE OF PROCEEDS” above.

Liquidity and Capital Resources

As of December 31, 2021, the Company and its Series had limited revenues. The cash and cash equivalents held by us at that time generally resulted from capital contributions in excess of the expenses that we incurred.

From inception, the Company and each Series are expected to finance their business activities through capital contributions or other financing from the Manager/Asset Manager (or its affiliates) to the Company and each individual Series. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as a Series has the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Interests in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual Series at the sole discretion of the Manager. For the period ending December 31, 2020, no capital contributions had been to the Company; consolidated capital contributions totaling $1,520,565 and distributions to equity holders totaling $252,500 have been recorded for specific Series. For the period ending December 31, 2021, no capital contributions had been to the Company; consolidated capital contributions totaling $19,883,011 and distributions to equity holders totaling $5,861,500 have been recorded for specific Series.

In the future, the Company may incur financial obligations related to loans made to the Company by officers of the Manager, affiliates of the Manager or third-party lenders. Each Series will repay any loans plus accrued interest used to acquire its Underlying Asset with proceeds generated from the Closing of the Offering of such Series. No Series will have any obligation to repay a loan incurred by the Company to purchase an Underlying Asset for another Series. At the time of this filing, no financial obligations have been incurred by the Company or any Series.

We believe that the proceeds from the offerings plus capital contributions and payment of expenses by Collectable Technologies and its affiliates will satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations. There is no requirement, however, that Collectable Technologies or its affiliates make these contributions or pay any expenses on our behalf; if they do not, the proceeds from the offerings along would not fund our plan of operation and we do not have other ready sources of capital or liquidity.

Plan of Operations

The Company launched its initial-offering platform in September 2020, and secondary trading platform in February 2021. The Company plans to continue its pace of offerings and proceeds from offerings closed during the next twelve months will be used to acquire additional Underlying Assets, which we anticipate will enable the Company to reduce Operating Expenses for each Series as we negotiate better contracts for storage, insurance and other operating expenses with a larger collection of assets.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

PLAN OF DISTRIBUTION AND SUBSCRIPTION PROCEDURE

Plan of distribution

We are managed by the Manager, CS Asset Manager, LLC a single-member LLC owned by Collectable Technologies, Inc. CS Asset Manager, LLC also acts as the Asset Manager. Neither the Manager/Asset Manager nor any other affiliated entity involved in the offer and sale of the Interests is a member firm of the Financial Industry Regulatory Authority, Inc., or FINRA, and no person associated with us will be deemed to be a broker solely by reason of his or her participation in the sale of the Interests.

The sale of the Interests is being facilitated by the BOR, which is a registered broker-dealer under the Exchange Act and member of FINRA and is registered in each state where the offer and sales of the Interests will occur. Interests may not be offered or sold in states where the BOR is not registered as a broker-dealer.

With respect to the Interests:

●	The Company is the entity which issues membership interests in each Series of the Company;

●	The Asset Manager, in its capacity as Asset Manager, provides services with respect to the selection, acquisition, ongoing maintenance and upkeep of the Underlying Assets;

●	The Manager operates each Series of Interests following the closing of the Offering for that Series; and

●	The BOR, which is a registered broker-dealer, acts as the broker of record and facilitates the sale of the Interests while providing certain other Investor verification and regulatory services. For the avoidance of doubt, the BOR is not an underwriter or placement agent in connection with the Offering. The BOR does not purchase or solicit purchases of, or make any recommendations regarding, the Interests to prospective investors.

Neither the BOR, nor any other entity, receives a finder’s fee or any underwriting or placement agent discounts or commissions in relation to any Offering of Interests.

Each of the Offerings is being conducted under Regulation A under the Securities Act and therefore, only offered and sold to “qualified purchasers”. For further details on the suitability requirements an Investor must meet in order to participate in these Offerings, see “Plan of Distribution and Subscription Procedure – Investor Suitability Standards”. As a Tier 2 offering pursuant to Regulation A under the Securities Act, these Offerings will be exempt from state law “Blue Sky” registration requirements, subject to meeting certain state filing requirements and complying with certain antifraud provisions, to the extent that our Interests are offered and sold only to “qualified purchasers” or at a time when our Interests are listed on a national securities exchange. It is anticipated that sales of securities will only be made in states where the BOR is registered.

The initial offering price for each Series of Interests is equal to the aggregate of (i) the purchase price of the applicable Underlying Asset, (ii) the fees and expenses associated with the Offering (including the Brokerage Fee, the Acquisition Expenses, and the Sourcing Fee (in each case as described below), plus an amount in each case to be retained on the Series balance sheet, divided by the number of membership Interests sold in each Offering. The initial offering price for a particular Series is a fixed price and will not vary based on demand by Investors or potential investors. In some cases, the Manager and its affiliates may agree to pay and not seek reimbursement for certain expenses associated with an Offering. There is no commitment on the part of the Manager and its affiliates, however, to do so.

There will be different closing dates for each Offering. The Closing of an Offering will occur on the earliest to occur of (i) the date subscriptions for the Total Maximum Interests for a Series have been accepted or (ii) a date determined by the Manager in its sole discretion, provided that subscriptions for the Total Minimum Interests of such Series have been accepted. If Closing has not occurred, an Offering shall be terminated upon the earlier of: (i) the date which is one year (which period may be extended with respect to a particular Series by an additional six months by the Manager in its sole discretion) from the date this Offering Circular is qualified by the Commission; or (ii) any date on which the Manager elects to terminate the Offering in its sole discretion.

In the case of each Series designated with a purchase option agreement in the “ANTICIPATED USE OF PROCEEDS” above, the Company has independent purchase option agreements to acquire the individual Underlying Assets, which it plans to exercise upon the closing of the individual Offering. These individual purchase option agreements may be further extended past their initial expiration dates and in the case a Series Offering does not close on or before its individual expiration date, or if we are unable to negotiate an extension of the purchase option, the individual Offering will be terminated.

This Offering Circular does not constitute an offer or sale of any Series of Interests outside of the U.S.

Those persons who want to invest in the Interests must sign a Subscription Agreement, which will contain representations, warranties, covenants, and conditions customary for private placement investments in limited liability companies, see “How to Subscribe” below for further details.

Each Series of Interests will be issued in book-entry form without certificates. Upon signing of the Custody Agreement, Interests will be transferred into a custodial account, created by the Custodian for each Investor, upon the Closing of the applicable Offerings. All Investors who previously purchased Interests in Offerings of the Company, ongoing or closed, would be required to opt in to allow the creation of a custodial account for them before Interests can be transferred

Series Types

“Single Asset” Series. With the exception of Series that are determined to be “Curated Portfolio Series,” each Series that will be offered will own one item or one group of items of Memorabilia Assets constituting the Underlying Assets of the Series. In these Series, the Series intends to hold and manage all of the assets marketed on the Platform indefinitely. However, should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with guidance from the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager also may choose to sell the asset. As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time).

“Curated Portfolio” Series. In contrast to Single Asset Series, Curated Portfolio Series are intended to purchase and sell one or more Memorabilia Assets from time to time. In these Series, the Series may hold assets indefinitely or may opportunistically sell certain assets owned by the Series and re-invest the sales proceeds in additional Memorabilia Assets. Should an offer to liquidate one or more Underlying Assets materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with guidance from the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset(s) and either make distributions to Investors or re-invest those proceeds in one or more additional items of Memorabilia Assets. As in the case of the Single Asset Series, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Interests) or suffer from a catastrophic event, the Manager also may choose to sell the asset. As a result of a sale under any circumstances, the Manager could distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time) or could reinvest those proceeds in one or more additional items of Memorabilia Assets. Upon the Manager’s decision, in its sole discretion, to sell all of the Underlying Assets of a Curated Portfolio Series, the Manager at that time could distribute the proceeds of such sale to the holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation or Management Fees of the Series due and outstanding at that time).

Purchase Price

For all offerings, the price per share is set forth in the Series Overview Table set forth on the Cover of this Offering Circular.

Investor Suitability Standards

The Interests are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act) include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in any of the Interests of the Company (in connection with this Series or any other Series offered under Regulation A) does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

For an individual potential investor to be an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

●	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person and the mortgage on that primary residence (to the extent not underwater), but including the amount of debt that exceeds the value of that residence and including any increase in debt on that residence within the prior 60 days, other than as a result of the acquisition of that primary residence; or

●	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details. For purposes of determining whether a potential investor is a “qualified purchaser”, annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. The Interests will not be offered or sold to prospective Investors subject to the Employee Retirement Income Security Act of 1974 and regulations thereunder, as amended (“ERISA”).

If you live outside the United States, it is your responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase, including obtaining required governmental or other consent and observing any other required legal or other formalities.

Our Manager and the BOR, in its capacity as broker of record for these Offerings, will be permitted to make a determination that the subscribers of Interests in each Offering are “qualified purchasers” in reliance on the information and representations provided by the subscriber regarding the subscriber’s financial situation. Before making any representation that your investment does not exceed applicable federal thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to http://www.investor.gov.

An investment in our Interests may involve significant risks. Only Investors who can bear the economic risk of the investment for an indefinite period of time and the loss of their entire investment should invest in the Interests. See “Risk Factors.”

Minimum and Maximum Investment

The minimum subscription by an Investor in an Offering is one (1) Interest and the maximum subscription by any Investor in any Offering is for Interests representing 10% of the total Interests of the Series, where such maximum subscription limit may be waived for an Investor by the Manager in its sole discretion. Such limits do not apply to the Manager and/or affiliates of the Manager. The Manager and/or its affiliates must purchase a minimum of 0.5% of Interests of each Series at the Closing of its each Offering. The Manager may purchase greater than 0.5% of Interests of any Series (including in excess of 10% of any Series) at the applicable Closing, in its sole discretion. There is no limit on the amount of Interests in a Series that the Manager or its affiliates may own. The Manager (and its affiliates) will look for opportunities to acquire units of particular assets when an active seller’s offer, displayed during the continuous trading session, and the Manager (and its affiliates) may interact with that offer if it deems it underpriced based upon the public information sources such as eBay, Card Ladder, PSA, Beckett, and other hobby-specific publications. When the Manager or its affiliates choose to acquire units in a particular Series, the Manager will not bid for units, but rather will cross the spread to remove liquidity (buy the offered units) at the price offered by the seller. Neither the Manager nor any of its affiliates, however, intend to purchase Interests in the Offering in order satisfy a Total Minimum or for any other reason in order to close an Offering.

Lock-up Period

Upon the Closing of an Offering for a particular Series, a 60-day lock-up period will commence from the day of the Closing, before Interests in the particular Series may be transferred by any Investor in such Series. That lock-up period, in the discretion of the Manager, may be reduced or waived in its entirety upon two (2) business-days’ notice to the holders of the Interests.

Broker

Pursuant to a broker-dealer agreement dated as of August 6, 2020, between Collectable Sports Assets, LLC and Dalmore Group, LLC (Dalmore), a New York limited liability company (“Dalmore” or “BOR”) (the “Services Agreement”), Dalmore will serve as broker of record for the Company’s Regulation A offerings. The BOR will perform the following services in connection with the sale of the Interests as a broker-of-record:

1.	Accept Investor data from the Company;

2.	Review and process Investor information, including Know Your Customer (KYC) data, perform Anti-Money Laundering (AML) and other compliance background checks, and provide a recommendation to the Company whether or not to accept Investor as a customer of the Company;

3.	Review each Investor’s subscription agreement for completeness and, based upon such review, confirm whether the Investor can participate in the Offering and provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investor’s participation;

4.	Contact and/or notify the Company, if needed, to gather additional information or clarification on any Investor;

5.	Keep Investor details and data confidential and not disclose to any third-party except as required by regulators or in performance of its obligations under the Services Agreement (e.g. as needed for AML and background checks);

6.	Coordinate with third party providers to ensure adequate review and compliance; and

7.	Comply with any required FINRA filings including filings required under Rule 5110 for the Offering.

The BOR is a broker-dealer registered with the Commission and a member of the FINRA and the SIPC and is registered in each state where the Offerings and sale of the Interests will occur but will not act as a finder, placement agent or underwriter in connection with these Offerings. The BOR will receive a Brokerage Fee but will not purchase or solicit the purchase of any Interests and, therefore, will not be eligible to receive any finder’s fees or any underwriting or placement agent discounts or commissions in connection with any Offering of Interests. In addition, we have agreed to reimburse the BOR for certain other expenses.

The Services Agreement will remain in effect for a period ending on the final closing of the Offering for a Series of Interests for which the BOR acts as broker-of-record.

A copy of the Services Agreement is filed with the Commission as an exhibit to this Offering.

Transfer Agent/Custodian

The company currently intends engage either a transfer agent or a Custodian to hold the accounts into which Interests in the Company’s offerings are anticipated to be transferred upon the closing of each of the Company’s offerings (as amended, the “Custody Agreement”). It is anticipated that the Custodian will receive a Custody Fee but will not purchase any Interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with any Offering.

Escrow Agent

The escrow agent is North Capital Private Securities Corporation (NCPS), a Delaware corporation (the “Escrow Agent”), who will be appointed pursuant to an escrow agreement among the BOR, the Escrow Agent, and the Company, on behalf of the Series (the “Escrow Agreement”). Each Series will generally be responsible for fees due to the Escrow Agent, which are categorized as part of the Offering Expenses described in the “Fees and Expenses” section below; however, the Manager has agreed to pay and not be reimbursed for fees due to the Escrow Agent incurred in the case of the Offerings for the Series offered as of the date of this offering circular. As stated above, however, there is no commitment on the part of the Manager or its affiliates to pay these expenses in future Series offerings. The Company and the BOR must jointly and severally indemnify the Escrow Agent and each of its officers, directors, employees and agents against any losses that are incurred in connection with providing the services under the Escrow Agreement other than losses that arise out of the Escrow Agent’s gross negligence or willful misconduct. A copy of the Escrow Agreement is attached hereto.

Fees and Expenses

Offering Expenses Each Series of Interests will generally be responsible for certain fees, costs and expenses incurred in connection with the offering of the interests associated with that Series (the “Offering Expenses”). Offering Expenses consist of legal, accounting, escrow, filing, banking, compliance costs and custody fees, as applicable, related to a specific offering (and excludes ongoing costs described in Operating Expenses). The Manager has agreed to pay and not be reimbursed for Offering Expenses incurred with respect to the Offerings that exceed those for any Series detailed in the “ANTICIPATED USE OF PROCEEDS” section of this Offering Circular. As stated above, for these Offerings, the Manager and its affiliates have agreed to pay and not seek reimbursement for the Offering Expenses that exceed those amounts detailed in “ANTICIPATED USE OF PROCEEDS”. There is no commitment on the part of the Manager and its affiliates, however, to pay these expenses in future Series offerings.

As compensation for providing certain custodian services to the Company, the Custodian is expected to receive a fee equal not to exceed 0.75% of the amount raised through each Offering (the “Custody Fee”). Each Series of interests will be responsible for paying its own Custody Fee to the Custodian upon signing of anticipated Custody Agreement, in connection with the sale of interests in such Series, except if otherwise stated for a particular Series. The anticipated Custody Fee will be payable from the proceeds of such Offering. For all Offerings closed prior to the signing of the Custody Agreement, the Manager will retroactively pay the Custodian the Custody Fee upon transfer of Interests related to such Offerings into the accounts created for each Interest Holder by the Custodian.

Acquisition Expenses

Each Series of Interests will be responsible for any and all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to such Series incurred prior to the Closing, including brokerage and sales fees and commissions (but excluding the Brokerage Fee), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, bank fees and interest (if the Underlying Asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the Underlying Asset from the Asset Seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), initial refurbishment or maintenance, and photography and videography expenses in order to prepare a profile for the Underlying Asset to be used in marketing the Series (the “Acquisition Expenses”). The Acquisition Expenses will be payable from the proceeds of each offering.

Brokerage Fee

As compensation for providing certain broker-dealer services to the Company, the BOR will receive a fee equal to 1.00% of the gross proceeds of each Offering. Each Series of interests will be responsible for paying its own Brokerage Fee to the BOR in connection with the sale of interests in such Series, except if otherwise stated for a particular Series. The Broker also shall receive reimbursements for out-of-pocket expenses (including FINRA fees and a one-time advance payment of $5,000 for due diligence and other matters associated with establishing a relationship with the Company) incurred in performance of the services under the Services Agreement. In addition to the Brokerage Fees, the Manager has agreed to pay Dalmore a one-time consulting fee of $10,000 (which is payable upon issuance of FINRA’s No Objection letter and qualification by the SEC of the Offerings) for Dalmore’s agreement to provide ongoing general consulting relating to the Offerings. Finally, the Company will pay Dalmore a fee of $1,000 for each additional Series filing after FINRA issues its No Objection Letter.

The BOR will monitor all compensation, from any source, and will ensure that its total compensation for each Offering, and all Offerings, does not exceed 8% of the total offering proceeds, in the aggregate.

In addition to the Brokerage Fees, the Manager pays North Capital Investment Technology (NCIT), the parent company of the Escrow Agent, a monthly administrative fee of $500 for technology tools to facilitate the offering of securities. Our Manager will also pay NCIT a one-time installation and setup fee of $2,500.

Sourcing Fee; Disposition Fee

The Manager will be paid the Sourcing Fee, which in respect of each Offering, shall not exceed the amounts described in the “ANTICIPATED USE OF PROCEEDS” section of this Offering Circular (or any supplement or amendment in the event of future Offerings) and in respect of any other offering, such amount as determined by the Manager at the time of each Offering, which may exceed the Sourcing Fee being charged in the current Offerings. In addition, in portfolios other than Curated Portfolio Series, the Manager will receive a Disposition Fee of up to 5% of the sales price of an asset, with the actual amount of the disposition fee to be charged to be set forth in this Offering Circular (or any supplement or amendment in the event of future Offerings). In a Curated Portfolio Series, because the Manager receives a Performance Fee, the Manager will not receive a Disposition Fee nor will it receive a Sourcing Fee on assets that are acquired using the proceeds of the sale of other assets that are reinvested in additional assets for the Series.

Additional Information Regarding this Offering Circular

We have not authorized anyone to provide you with information other than as set forth in this Offering Circular. Except as otherwise indicated, all information contained in this Offering Circular is given as of the date of this Offering Circular. Neither the delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

From time to time, we may provide an “Offering Circular Supplement” that may add, update or change information contained in this Offering Circular. Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent Offering Circular Supplement. The Offering Statement we filed with the Commission includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular. You should read this Offering Circular and the related exhibits filed with the Commission and any Offering Circular Supplement, together with additional information contained in our annual reports, semiannual reports and other reports and information statements that we will file periodically with the Commission.

The Offering Statement and all amendments, supplements and reports that we have filed or will file in the future can be read on the Commission website at www.sec.gov or in the legal section for the applicable Underlying Asset at our website www.collectable.com. See “Where To Find Additional Information” beginning on page 268 of this Offering Circular. The contents of the website are not incorporated by reference in or otherwise a part of this Offering Circular.

How to Subscribe

Potential Investors who are “qualified purchasers” may subscribe to purchase Interests in the Series.

The subscription process for each Offering is a separate process. Any potential Investor wishing to acquire any Series Interests must:

1.	Carefully read this Offering Circular, and any current supplement, as well as any documents described in the Offering Circular or attached hereto or which you have requested. Consult with your tax, legal and financial advisors to determine whether an investment in any of the Series Interests is suitable for you.

2.	Review, complete and sign the Subscription Agreement (including the “Investor Qualification and Attestation” attached thereto) and return it to us as instructed. Except as otherwise required by law, subscriptions may not be withdrawn or cancelled by subscribers.

3.	Once the completed Subscription Agreement is signed for a particular Offering, you must transfer funds in an amount equal to the purchase price for the relevant Series of Interests you have subscribed for (as set out on the front page of your Subscription Agreement) into a non-interest-bearing escrow account with Escrow Agent. This may be done by ACH transfer of funds. The Escrow Agent will hold such subscription monies in escrow until such time as your Subscription Agreement is either accepted or rejected by the Manager and, if accepted, such further time until you are issued with Series Interests for which you subscribed.

4.	The Manager and the BOR will review the subscription documentation completed and signed by you. You may be asked to provide additional information. The Manager or the BOR will contact you directly if required. We reserve the right to reject any subscriptions, in whole or in part, for any or no reason, and to withdraw any Offering at any time prior to Closing.

5.	Once the review is complete, the Manager will inform you whether or not your application to subscribe for the Series Interests is approved or denied and if approved, the number of Series Interests you are entitled to subscribe for. If your subscription is rejected in whole or in part, then your subscription payments (being the entire amount if your application is rejected in whole or the payments associated with those subscriptions rejected in part) will be refunded promptly, without interest or deduction. The Manager accepts subscriptions on a first-come, first served basis subject to the right to reject or reduce subscriptions.

6.	If all or a part of your subscription in a particular Series is approved, then the number of Series Interests you are entitled to subscribe for will be issued to you upon the Closing. Simultaneously with the issuance of the Series Interests, the subscription monies held by the Escrow Agent in escrow on your behalf will be transferred to the account of the applicable Series as consideration for such Series Interests.

By executing the Subscription Agreement, you agree to be bound by the terms of the Subscription Agreement and the Operating Agreement. The Company, the Manager and the BOR will rely on the information you provide in the Subscription Agreement, including the “Investor Qualification and Attestation” attached thereto and the supplemental information you provide in order for the Manager and the BOR to verify your status as a “qualified purchaser”. If any information about your “qualified purchaser” status changes prior to you being issued Series Interests, please notify the Manager immediately using the contact details set out in the Subscription Agreement.

For further information on the subscription process, please contact the Manager using the contact details set out in the “Where to Find Additional Information” section.

The subscription funds advanced by prospective investors as part of the subscription process will be held in a non-interest-bearing account with the Escrow Agent and will not be commingled with the Series of Interests’ operating account, until if and when there is a Closing for a particular Offering with respect to that Investor. When the Escrow Agent has received instructions from the Manager or the BOR that an Offering will close, and the Investor’s subscription is to be accepted (either in whole or part), then the Escrow Agent shall disburse such Investor’s subscription proceeds in its possession to the account of the applicable Series. If an Offering is terminated without a Closing, or if a prospective Investor’s subscription is not accepted or is cut back due to oversubscription or otherwise, such amounts placed into escrow by prospective Investors will be returned promptly to them without interest or deductions. Any costs and expenses associated with a terminated offering will be borne by the Manager.

DESCRIPTION OF THE BUSINESS

Overview

The collectible sports memorabilia market, a multi-billion-dollar industry is characterized by: (i) a small number of collectors who have the financial means to acquire and financially benefit from blue-chip sports assets and (ii) a large number of sports memorabilia enthusiasts who have equivalent knowledge and passion for such assets, but with limited or no current mechanisms to benefit financially from or enjoy certain benefits of ownership of the Asset Class in the highest value segment. This dichotomy and the disproportionate access to the upper-end of the market have resulted in the creation of significant latent demand from the enthusiast community to participate more meaningfully in an asset class that, to date, they have passively watched deliver returns to a select group of individual collectors. Furthermore, those who can afford ownership of blue-chip memorabilia assets are often faced with purchasing barriers such as: high fees and minimums from auction houses and gatekeepers, lack of transparency from sellers/dealers, questionable authentication of items, asset hoarding by collectors, and even poor discoverability and filterability from established marketplaces. Simply put, the costs of investing in this asset class are high and transaction volumes are low with few options for liquidity, resulting in longer holding periods. As a result, the opportunity to build wealth in this Asset Class remains largely inaccessible to most.

Collectable Sports Assets, LLC is our solution to this problem. In creating fractional ownership investment opportunities for collectibles, we aim to provide accessibility, enhanced security, increased socialization and community, and a fully regulated approach to memorabilia ownership.

We plan to target the acquisition of Underlying Assets ranging in price anywhere from $25,000 to $7,000,000. Our mission is to democratize wealth accumulation by providing access, liquidity and transparency within the memorabilia asset class.

Market Opportunity

Collectable Sports Assets, LLC will predominantly focus on the blue-chip sports memorabilia niche. According to proprietary research and cross-referenced with study conducted by Charles River Ventures, the United States sports memorabilia market amounts to $5.4 billion annually, including total gross merchandise value [GMV] from eBay, independent auction houses, online retail venues, and other sources. Excluded in the calculation were anything relating to sports apparel or mass-produced sports items that may be confused with unique memorabilia. The calculation also does not include the value of modern sports cards, a conservative approach that may be amended due to the valuations of contemporary sports memorabilia stabilizing and improving in recent years.

As recently as 2017, the following statistics provided a view of the sports memorabilia breakdown:

●	eBay: $4.7 billion (87% of total sports memorabilia volume). eBay generated $84 billion in gross merchandise volume in 2017. Extrapolating data from their net revenue by geographic breakdown, we estimate that 43% of marketplace GMV came from the U.S. As such, we estimate the GMV of eBay’s U.S. marketplace is $36 billion in 2017. According to an academic study, sports memorabilia constitutes 13% of all eBay sales and represents one of the company’s top five categories by transaction volume, according to an eBay report.

●	Online/Miscellaneous: $400 million (7% of total sports memorabilia volume). Quantifying the total sales volume of all private sales from retailers, hobby shops, trade shows, Craigslist and other small marketplaces is difficult; however, we can confidently assert the total from all the above would exceed the total sales of all independent auction houses, if only from the sheer volume of sellers in this category. For example, at the National Sports Collectors Convention, there are generally 30 dealers with booths for every one auction house represented on the floor. We conservatively set the total sales number at $400 million annually.

●	Independent Auction Houses: $290 million (5% of total sports memorabilia volume). There are roughly 100 auction houses specializing in sports specializing in sports memorabilia. Heritage Auctions is the largest in terms of annual sales, with $100 million in 2017, of which $63 million constituted auction sales and the balance flowing through private transactions. The next five biggest auction houses tracked through Collectable’s own data collection generated about $90 million in sales in 2017. We conservatively estimate the remaining 90 or so auction houses generate about $100 million total in sports memorabilia auction sales.”

●	Auction House Private Sales: $62.5 million (1% of total sports memorabilia volume). The offline segment is nearly impossible to estimate because its sales data is not published anywhere, and there are few if any trade associations that track the data. However, using Heritage Auction House’s ratio of auctions-to-private sales as a reference point for the remaining auction houses (65% to 35%, or more conservatively 75% to 25%), we can estimate an additional $62.5 million in private sales conducted by the auction houses.

The collectible sports memorabilia market is opaque and fragmented. We believe there is a significant opportunity for any company that can develop a platform to make the market more liquid and transparent for investors of all means and backgrounds, and thus increase participation in the asset class overall.

According to Forbes and Boxes CEO Richard Engel, there are over 200 million collectors of varying types worldwide, and 33% collectors either currently own or have previously owned at least one sports collectible in their lifetimes. As such, the overall market on trading cards and sports memorabilia could reach 67 million people.

We expect the sports collectibles market to grow and present unique opportunities moving forward as a result of demand stemming from investors looking for an uncorrelated alternative asset class and an increase in global wealth. We believe that the sports collectibles market is well-positioned to drive growth in the upcoming years.

Furthermore, demand for sports collectibles continues to accumulate. Despite deemed “the most populist of passion assets”, the bulk of the wealth in the industry centers around the domestic baby boomers. Yet, the sports collectibles industry continues to experience tailwinds from millennial and foreign buyers. According to the Wall Street Journal, millennial and members of Generation Z are attracted to sports memorabilia because their familiarity with sports makes collecting “more digestible as a passion and hobby.” Foreign buyers have been jumping into the market due to the proliferation and success of international sports stars, such as Yao Ming of China and Luka Doncic of Slovenia.

We believe the overall macroeconomic environment remains favorable for high performing alternative asset classes, including art and collectibles. Interest rates are expected to remain moderate (albeit rising) across most developed economies and returns in traditional asset classes such as stocks and investment grade bonds may remain volatile. In addition to the increased transparency generally across alternative asset classes, we believe that these factors will support the trend for investors to seek returns in alternative assets, which are expected to continue to make these a more permanent component of investment strategies broadly.

Mission

The Company’s mission is to leverage technology and design, modern business models influenced by the sharing economy, and advancements in the financial regulatory environment to democratize the Asset Class. The Company aims to provide enthusiasts with access to the market by enabling them to create a diversified portfolio of equity interests in the highest quality Memorabilia Assets through a seamless investment experience. As well, Investors will have the opportunity to participate in a unique collective ownership experience, including museum/retail locations and social events, as part of the Premium Membership Programs that we intend to develop. The objective is to use revenue generated from these Premium Membership Programs to fund the highest caliber of care for the Underlying Assets in the collection, which we expect ultimately to be offset by meaningful economies of scale in the form of lower costs for collection level insurance, maintenance contracts and storage facilities, and to generate Free Cash Flow distributions to equity Investors in the Underlying Assets. The Manager may maintain Free Cash Flow funds in a deposit account or an investment account for the benefit of the Series.

Collectors and dealers interested in selling their Underlying Assets will benefit from greater liquidity, significantly lower transaction costs and overhead, and a higher degree of transparency as compared to traditional methods of transacting the Underlying Assets. Auction and consignment models may include upwards of ~20% of asset value in transaction costs, as well as meaningful overhead in terms of asset preparation, shipping and marketing costs, and time value. The Company thus aims to align the interests of buyers and sellers, while opening up the market to a significantly larger number of participants than was previously possible, thereby driving market appropriate valuations and greater liquidity.

Business of the Company

The Interests represent an investment in a particular Series and thus indirectly the Underlying Asset and do not represent an investment in the Company or the Manager generally. We do not anticipate that any Series will own any assets other than the Underlying Asset associated with such Series. However, we expect that the operations of the Company, including the issuance of additional Series of Interests and their acquisition of additional assets, will benefit Investors by enabling each Series to benefit from economies of scale and by allowing Investors to enjoy the Company’s Underlying Asset collection through Premium Membership Programs that we intend to develop.

We anticipate that the Company’s core competency will be the identification, acquisition, marketing and management of Memorabilia Assets for the benefit of the Investors. The Company, with the support of the Manager and its affiliates, aims to provide:

●	Investors with access to the highest quality Memorabilia Assets for investment, portfolio diversification and secondary market liquidity for their Interests, although there can be no guarantee that an active secondary market will ever develop.

●	Asset Sellers with greater market transparency and pricing insights, lower transaction costs, increased liquidity, a seamless and convenient sale process, portfolio diversification and the ability to retain equity positions in assets via the retention of equity interests in Offerings. It is our intention to develop methods by which we can “test the waters” as it pertains to pricing and demand for items in consideration, offering an additional layer of price discovery for sellers.

●	Our clients with a premium, highly curated, engaging Memorabilia Asset media experience, including virtual museum features and multi-media storytelling.

●	Our clients with opportunities to engage with the Underlying Assets in the Company’s collection through a diverse set of tangible interactions in unique collective ownership experiences (together, the “Premium Membership Programs”) such as:

○	warehouse visits, pop-up shops with partner businesses, or “tents” at major auctions/events where users can view the Underlying Assets in person and interact with each other in a social environment;

○	gain access to athletes, expert collector consultations, exclusive benefits, discounted access to events;

○	asset sponsorship models (e.g. corporate sponsors or individuals pay for assets to appear in movies, commercials or at events); and

○	Other asset-related products (e.g., merchandise, social networking, communities).

We believe that a core principle of sports memorabilia asset collecting should be the enjoyment of the assets. As such, one of the goals of the Premium Membership Programs will be to operate the asset profitably (i.e., generate revenues in excess of Operating Expenses through the Premium Membership Programs within mandated usage guidelines) while maintaining exemplary maintenance standards to support the potential generation of financial returns for Investors in each Series. The Premium Membership Programs, with appropriate controls and incentives, and active monitoring by the Manage/Asset Manager, should enable a highly differentiated and enjoyable shared collecting experience while providing for premium care for assets in the Company’s collection. To the extent the Manager/Asset Manager consider it beneficial to Investors, we plan to include all the Underlying Assets, in the sole discretion of the Manager, in any Premium Membership Programs that we develop. Our objective is to become a leading marketplace for investing in collector quality Memorabilia Assets and to provide Investors with financial returns commensurate with returns in the Asset Class, to enable deeper and more meaningful participation by Memorabilia Asset enthusiasts in the hobby, to provide experiential and social benefits comparable to those of a world-class Memorabilia Asset collector, and to manage the collection in a manner that provides exemplary care to the assets and offers potential returns for Investors.

Competition

Although the Company’s business model is somewhat new to the memorabilia and collectibles industry, there is potentially significant competition for the Underlying Assets, which the Company securitizes through its offerings, from many different market participants. While the majority of transactions continue to be peer-to-peer with very limited public information, other market players such as memorabilia and collectibles dealers and auction houses continue to play an increasing role.

Most of our current and potential competitors in the memorabilia and collectibles industry, such as dealers and auction houses, have significantly greater financial, marketing and other resources than we do and may be able to devote greater resources sourcing the Underlying Assets that the Company competes for. In addition, almost all of these competitors, in particular the auction houses, have longer operating histories and greater name recognition than we do and are focused on a more established business model.

There are also other start-up models around shared ownership of memorabilia and collectibles, developing in the industry, which will result in additional competition for Underlying Assets, including models which securitize ownership through the regulated securities market.

With the continued increase in popularity of the memorabilia and collectibles market, we expect competition for the Underlying Assets to intensify in future. Increased competition may lead to increased memorabilia and collectibles prices, which will reduce the potential value appreciation that Interest Holders may be able to achieve by owning Interests in the Company’s Offerings and will decrease the number of high-quality assets the Company can securitize.

In addition, there are companies that are developing crowd funding models for other alternative asset classes such as race horses, art or wine, who may decide to enter the memorabilia and collectibles as well.

Customers

We target the broader U.S. memorabilia and collectibles enthusiast and the 83.1 million U.S. millennial market (based on 2015 figures by the U.S. Census Bureau) as our key customer bases. The customers of the Company are the Investors in each Series that has closed an Offering. As of the date of this filing, the Company has closed over 200 Offerings.

Manager

The Operating Agreement designates the Manager as the managing member of the Company. The Manager will generally not be entitled to vote on matters submitted to the Interest Holders. The Manager will not have any distribution, redemption, conversion or liquidation rights by virtue of its status as the Manager.

The Operating Agreement further provides that the Manager, in exercising its rights in its capacity as the managing member, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company, any Series of Interests or any of the Interest Holders and will not be subject to any different standards imposed by the Operating Agreement, the LLC Act or under any other law, rule or regulation or in equity. In addition, the Operating Agreement provides that the Manager will not have any duty (including any fiduciary duty) to the Company, any Series or any of the Interest Holders.

In the event the Manager resigns as managing member of the Company, the holders of a majority of all Interests of the Company may elect a successor managing member. Holders of Interests in each Series of the Company have the right to remove the Manager as manager of the Company, by a vote of two-thirds of the holders of all Interests in each Series of the Company (excluding the Manager), in the event the Manager is found by a non-appealable judgment of a court of competent jurisdiction to have committed fraud in connection with a Series of Interests or the Company. If so convicted, the Manager shall call a meeting of all of the holders of every Series of Interests within 30 calendar days of such non-appealable judgment at which the holders may vote to remove the Manager as manager of the Company and each Series. If the Manager fails to call such a meeting, any Interest Holder will have the authority to call such a meeting. In the event of its removal, the Manager shall be entitled to receive all amounts that have accrued and are due and payable to it. If the holders vote to terminate and dissolve the Company (and therefore the Series), the liquidation provisions of the Operating Agreement shall apply (as described in “Description of the Interests Offered – Liquidation Rights”). In the event the Manager is removed as manager of the Company, it shall also immediately cease to be manager of any Series.

See “Management” for additional information regarding the Manager.

Advisory Board

The Manager has assembled an Advisory Board to assist the Manager in identifying and acquiring the Underlying Assets, to assist the Asset Manager in managing the Underlying Assets and to advise the Manager and certain other matters associated with the business of the Company and the various Series of Interests.

The members of the Advisory Board are not managers or officers of the Company or any Series and do not have any fiduciary or other duties to the Interest Holders of any Series. See “MANAGEMENT – Advisory Board.”

Operating Expenses

Operating Expenses are allocated to each Series based on the Companies allocation policy (see “Allocation of Expenses” below). Each Series is only responsible for the Operating Expenses associated with such Series, as determined by the Manager in accordance with the allocation policy, and not the Operating Expenses related to any other Series. Upon the Closing of an Offering for a Series, the Series will be responsible for the following costs and expenses attributable to the activities of the Company related to the Series:

(i)	any and all ongoing fees, costs and expenses incurred in connection with the management of the Underlying Asset related to a Series, including import taxes, income taxes, annual registration fees, transportation (other than transportation costs described in Acquisition Expenses), storage (including its allocable portion of property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodianship, marketing, maintenance, refurbishment, presentation, perfection of title and utilization of an Underlying Asset;

(ii)	fees, costs and expenses incurred in connection with preparing any reports and accounts of a Series of Interests, including any blue-sky filings required in certain states and any annual audit of the accounts of such Series of Interests (if applicable);

(iii)	fees, costs and expenses of a third-party registrar and transfer agent appointed in connection with a Series of Interests;

(iv)	fees, costs and expenses incurred in connection with making any tax filings on behalf of the Series of Interests;

(v)	any indemnification payments;

(vi)	any and all insurance premiums or expenses incurred in connection with the Underlying Asset; and

(vii)	any similar expenses that may be determined to be Operating Expenses, as determined by the Manager in its reasonable discretion.

The Manager/Asset Manager has agreed to pay and not be reimbursed for Operating Expenses incurred prior to the Closing of any of the Series detailed in this offering circular. The Manager/Asset Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Asset), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the Operating Expenses for a particular Series exceed the amount of revenues generated from the Underlying Asset of such Series and cannot be covered by any Operating Expense reserves on the balance sheet of the Series, the Manager/Asset Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series, on which the Manager/Asset Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by the Underlying Asset related to such Series (an “Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in the Series in order to cover such additional amounts.

Indemnification of the Manager and its affiliates

The Operating Agreement provides that none of the Manager, or its affiliates, the Asset Manager, nor any current or former directors, officers, employees, partners, shareholders, members, controlling persons, agents or independent contractors of the Manager, members of the Advisory Board, nor persons acting at the request of the Company in certain capacities with respect to other entities (collectively, the “Indemnified Parties”) will be liable to the Company, any Series or any Interest Holders for any act or omission taken by the Indemnified Parties in connection with the business of the Company or any Series that has not been determined in a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Each Series will indemnify the Indemnified Parties out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Indemnified Parties with respect to the Company or the applicable Series and with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Description of the Asset Management Agreement

Each Series has entered or intends to enter into a separate asset management agreement with the Manager to act in the capacity of Asset Manager. The Series referenced in the “ANTICIPATED USE OF PROCEEDS” section of this Offering Circular, will each appoint the Asset Manager to manage the respective Underlying Assets pursuant to the Asset Management Agreement. The services provided by the Asset Manager will include:

- Together with members of the Advisory Board, creating the asset maintenance policies for the collection of assets;

- Investigating, selecting, and, on behalf of the applicable Series, engaging and conducting business with such persons as the Asset Manager deems necessary to ensure the proper performance of its obligations under the Asset Management Agreement, including but not limited to consultants, insurers, insurance agents, maintenance providers, storage providers and transportation providers and any and all persons acting in any other capacity deemed by the Asset Manager necessary or desirable for the performance of any of the services under the Asset Management Agreement; and

- Developing standards for the transportation and care of the Underlying Assets. The Asset Management Agreement entered with each Series will terminate on the earlier of: (i) one year after the date on which the relevant Underlying Asset related to a Series has been liquidated and the obligations connected to the Underlying Asset (including contingent obligations) have been terminated, (ii) the removal of the Manager as managing member of the Company (and thus all Series of Interests), (iii) upon notice by one party to the other party of a party’s material breach of the Asset Management Agreement, or (iv) such other date as agreed between the parties to the Asset Management Agreement.

Each Series will indemnify the Asset Manager out of its assets against all liabilities and losses (including amounts paid in respect of judgments, fines, penalties or settlement of litigation, including legal fees and expenses) to which they become subject by virtue of serving as Asset Manager under the Asset Management Agreement with respect to any act or omission that has not been determined by a final, non-appealable decision of a court, arbitrator or other tribunal of competent jurisdiction to constitute fraud, willful misconduct or gross negligence.

Management Fee/Performance Fee

As compensation for the services provided by the Asset Manager under the Asset Management Agreement for each Series, the Asset Manager will be paid a semi-annual fee of up to 50% of any Free Cash Flow generated by a particular Series. The Management Fee will only become due and payable if there is sufficient Free Cash Flow to distribute as described in Distribution Rights below. In Series created after May 15, 2022 (including Curated Portfolio Series), the Manager also will be entitled to receive on a monthly basis a Management Fee of up to 0.167% of the Series NAV. In addition, for Curated Portfolios, annually, based upon determination of NAV as of December 31, the Manager will be entitled to receive a Performance Fee of up to 20% of the increase NAV over the NAV of the portfolio as of the preceding December 31. If that amount is negative, the Manager will not be entitled to a Performance Fee until such time as the NAV of the portfolio exceeds the highest previously determined NAV as of any December 31 (the “high water mark”). If the NAV is higher than the ‘high-water mark’ and higher than the NAV at the prior year-end, the Manager is entitled to a Performance Fee calculated as 20% of the increase in NAV which is higher than both the prior year-end and high-water mark. See “Net Asset Value Calculation and Valuation Guidelines”. For tax and accounting purposes any Performance Fee and Management Fee will be accounted for as an expense on the books of the Series.

Asset Selection

Each of the assets that we offer will be sourced by our expert investment committee and will satisfactorily meet our four BASE criteria: Benchmarks, Authenticity, Significance, Earnings Potential. For each criterion, we will examine the following factors:

●	Benchmarks: realized prices at auction, sell-through rate indicators, will demand exceed supply?

●	Authenticity: reputable source, recently and reliably graded, certified authenticity.

●	Significance: importance to sports history, continued cultural relevance, collector and investor opinions, macro market trends.

●	Earnings Potential: Prospected appreciation, market momentum, liquidity, frequency of sales, purchase price and terms.

It is our objective to acquire a diverse collection of top tier sports collectibles. We will pursue investments opportunistically whenever we can leverage our industry-specific knowledge, unique sourcing angle or our relationships to bring compelling investment opportunities to investors. We aim to acquire only the highest of caliber assets and to appropriately maintain, monitor and manage the collection for continued value appreciation and to enable respectful enjoyment and utilization by the investors and potential lessees.

We anticipate that our Advisory Board will assist in the identification of Underlying Assets and in finding and identifying storage, maintenance specialists and other related service providers. This will give the Company access to the highest quality assets and balanced information and decision making from information collected across a diverse set of constituents in the Asset Class, as well as a network of partners to ensure the highest standards of care for the Underlying Assets.

Our asset selection criteria were established by the Manager/Asset Manager and in the future with the consultation of members of the Company’s Advisory Board and are continually influenced by Investor demand and current industry trends. The criteria are subject to change from time to time in the sole discretion of the Manager. Although we cannot guarantee positive investment returns on the Underlying Assets we acquire, we endeavor to select assets that are projected to generate positive return on investment, primarily based upon the asset’s value appreciation potential as well as value preservation potential. The Manager/Asset Manager, with guidance from the members of the Company’s Advisory Board, will endeavor to only select assets with known ownership history, certificates of authenticity, and highest possible quality grades, to the extent that such metrics exist in a particular sub-sector (e.g. trading cards) and other related records. The Manager/Asset Manager, with guidance from members of the Company’s Advisory Board, also considers the condition of the assets, historical significance, ownership history and provenance, the historical valuation of the specific asset or comparable assets and our ability to relocate the asset to offer tangible experiences to Investors. The Manager/Asset Manager, with guidance from members of the Company’s Advisory Board, will review asset selection criteria at least annually. The Manager/Asset Manager, intends to seek approval from the Advisory Board for any major deviations from these criteria.

Through the Company’s network, the Manager/Asset Manager and Advisory Board, we believe that we will be able to identify and acquire Underlying Assets of the highest quality and known provenance, as well as examples of potential “future classics,” and obtain proprietary access to limited production runs, with the intent of driving returns for Investors in the Series of Interests that owns the applicable asset. Concurrently, through the Platform and the Templum ATS, we aim to bring together a significantly larger number of potential buyers with Asset Sellers than traditional auction houses or dealers are able to achieve. Through this process, we believe we can source and syndicate Underlying Assets more efficiently than the traditional method in the Asset Class and with significantly lower transaction and holding costs.

Asset Acquisition

The Company plans to acquire Underlying Assets through various methods:

1.	Consignment – the Company enters into an agreement with an Asset Seller to market an Underlying Asset. The owner of the Underlying Asset, the “consignor,” retains full ownership of the Underlying Asset until the related Series closes. Upon closing the Series, the consignor will be paid the consignment price established by the consignor.

2.	Upfront purchase – the Company acquires an Underlying Asset from an Asset Seller prior to the launch of the Offering related to the Series

3.	Purchase agreement – the Company enters into an agreement with an Asset Seller to acquire an Underlying Asset, which may expire prior to the closing of the offering for the related Series, in which case the Company is obligated to acquire the Underlying Asset prior to the closing

4.	Purchase option agreement – the Company enters into a purchase option agreement with an Asset Seller, which gives the Company the right, but not the obligation, to acquire the Underlying Asset

In the case where an Underlying Asset is acquired prior to the launch or closing, as the case may be, of the offering process for the related Series, the proceeds from the associated offering, net of any Brokerage Fee, Offering Expenses or other Acquisition Expenses or Sourcing Fee, may be used, in whole or in part, to reimburse the Company for the acquisition of the Underlying Asset or repay any loans made to the Company, plus applicable interest, to acquire such Underlying Asset.

Sometimes, rather than pre-purchasing an Underlying Asset before the Closing of an Offering, the Company may negotiate with Asset Sellers for the exclusive right to market an Underlying Asset to Investors for a period of time (the “Exclusivity Period”). The Company plans to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement or a purchase option agreement with an Asset Seller for an Underlying Asset, which would close simultaneously upon the closing of the offering of Interests in the Series associated with that Underlying Asset. Then, upon Closing a successful Offering, the Asset Seller would be compensated with a combination of cash proceeds from the offering and, if elected, equity ownership in the Series associated with the Underlying Asset (as negotiated in the agreement for such Underlying Asset).

Additional details on the acquisition method for each Underlying Asset can be found in the “Anticipated Use of Proceeds” section for each respective Series.

Asset Liquidity

Asset Liquidity

“Single Asset” Series. With the exception of Series that are determined to be “Curated Portfolio Series,” each Series that will be offered will own one item or one group of items of Memorabilia Assets constituting the Underlying Assets of the Series. In these Series, the Company intends to hold and manage all of the assets marketed on the Platform indefinitely. Liquidity for Investors could be obtained by selling their Shares in a Series, through the Templum ATS (see “Description of the Business – Liquidity Platform” below for additional information), or otherwise, although there is not currently an active secondary market for any Series of Shares and there can be no assurances that one will develop or that appropriate registrations to permit active secondary trading, as the case may be, will ever be obtained. However, should an offer to liquidate an Underlying Asset materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with guidance from the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset. Furthermore, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Shares) or suffer from a catastrophic event, the Manager also may choose to sell the asset. As a result of a sale under any circumstances, the Manager would distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time).

“Curated Portfolio” Series. In contrast to Single Asset Series, Curated Portfolio Series are intended to purchase and sell one or more Memorabilia Assets from time to time. In these Series, the Series may hold assets indefinitely or may opportunistically sell certain assets owned by the Series and re-invest the sales proceeds in additional Memorabilia Assets. Liquidity for Investors again could be obtained by selling their Shares in a Series, through the Templum ATS (see “Description of the Business – Liquidity Platform” below for additional information), or otherwise, although there is not currently an active secondary market for any Series of Shares and there can be no assurances that one will develop or that appropriate registrations to permit active secondary trading, as the case may be, will ever be obtained. However, should an offer to liquidate one or more Underlying Assets materialize and be in the best interest of the Investors, as determined by the Manager, the Manager, with guidance from the Advisory Board will consider the merits of such offers on a case-by-case basis and potentially sell the asset(s) and either make distributions to Investors or re-invest those proceeds in one or more additional items of Memorabilia Assets. As in the case of the Single Asset Series, should an Underlying Asset become obsolete (e.g., due to lack Investor demand for its Shares) or suffer from a catastrophic event, the Manager also may choose to sell the asset. As a result of a sale under any circumstances, the Manager could distribute the proceeds of such sale (together with any insurance proceeds in the case of a catastrophic event covered under the asset’s insurance contract) to the holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation, on the Underlying Asset or of the Series at that time) or could reinvest those proceeds in one or more additional items of Memorabilia Assets. Upon the Manager’s decision, in its sole discretion, to sell all of the Underlying Assets of a Curated Portfolio Series, the Manager at that time could distribute the proceeds of such sale to the Holders of the applicable Series (after payment of any accrued liabilities or debt, including but not limited to balances outstanding under any Operating Expenses Reimbursement Obligation or Management Fees of the Series due and outstanding at that time).

Liquidity Platform

Trading Platform

Templum ATS Platform

The Company utilizes the Templum ATS with respect to secondary trading of certain Series of Interests. The Manager has entered into an arrangement with the Executing Broker that, subject to restrictions under state and federal securities laws and the transfer restrictions listed in the Operating Agreement (see “Description Of Interests Offered – Transfer Restrictions” section for additional details), facilitates potential resale transactions in Shares. The facilitation of resale transactions in Shares is accomplished periodically (as described below under “Frequency of Facilitation”) through the Executing Broker’s role as a registered broker-dealer member of the Templum ATS owned and operated by Templum Markets LLC (“Templum”). Templum is a broker-dealer registered with the Commission and a member of FINRA and SIPC. Neither the Company, the Manager, nor the Asset Manager facilitates, executes or transmits any transfer of Shares with respect to secondary trading on the Templum ATS.

Secondary trades of Shares matched on the Templum ATS are intended to comply with Blue Sky laws either through a manual exemption in states where available, through a direct filing with the state securities regulators where required, or as isolated non-issuer transactions.

Frequency of Facilitation

Trading Windows may from time to time be opened for one or more Series of Shares, at any time. The time period between each successive Trading Window (and the length of each Trading Window) for a particular Series of Shares will initially be determined by the Trust. However, such time periods will be subject to adjustment at the sole discretion of Templum in its capacity as operator of the Templum ATS. Investors can submit bid and ask quotes on the Platform, which the Executing Broker may then submit on the Templum ATS at any time, but no matching of buyers and sellers will occur other than during a Trading Window. Bid and ask quotes submitted during a Trading Window may be matched immediately. The Executing Broker will provide instructions regarding the transfer of Shares between Investor accounts to the Custodian, who will clear and close all transfers of Shares during a Trading Window.

User Interface and Role of the Platform

For the purposes of the Trading Window described above (see “Frequency of Facilitation”), the Platform will serve as the user interface through which Investors communicate with and receive information and instructions from the Executing Broker to buy and sell Shares on their behalf matched on the Templum ATS.

For the avoidance of doubt, all activity related to execution of transfers or purchases of Shares on the Platform is to be originated by the Investor and communicated directly to the Executing Broker. Neither the Company nor any other Collectable Entity acts as a broker or dealer or routes any orders to the Executing Broker or the Custodian, and none of them makes any direction or recommendation as to the purchase or sale of any Shares. In addition, neither the Executing Broker nor Templum makes any recommendation as to the purchase or sale of any Shares. Neither the Company, any of the Collectable entities nor Templum, as owner and operator of the Templum ATS, will ever have custody of an Investor’s membership Interests, cash or other property, and all transfers of cash or securities are performed by a registered broker-dealer or another appropriately licensed third party.

The Platform acts as a user interface to deliver and display information to Investors and the registered broker-dealers. Neither the Company, the Manager nor the Asset Manager will receive any compensation for its role in the trading procedure unless and until the Manager or one of its affiliates registers as a broker-dealer. As described above under the “Potential Conflicts of Interest – Conflicting Shares of the Manager, the Asset Manager and the Investors” section, the Manager or one of its affiliates in the future may register as a broker-dealer under state and federal securities laws, at which time it may charge fees in respect of trading of Shares.

Facilities

The Manager intends to operate the Company and manage the collection in a manner that will focus on the ongoing security of all Underlying Assets. The Manager will store the Underlying Assets, along with other assets, in a professional facility and in accordance with standards commonly expected when managing Memorabilia Assets of equivalent value and always as recommended by the Advisory Board.

The Manager/Asset Manager is located at 333 Westchester Avenue, Suite W2100, White Plains, NY 10604 and presently has no employees. Collectable Technologies, Inc. presently has no full-time employees and three part-time contractors. The Company has no employees.

Legal Proceedings

None of the Company, any Series, the Manager/Asset Manager or any director or executive officer of the Manager/Asset Manager is presently subject to any material legal proceedings.

Allocation of Expenses

To the extent relevant, Offering Expenses, Acquisition Expenses, Operating Expenses, revenue generated from Underlying Assets and any indemnification payments made by the Company will be allocated amongst the various Series in accordance with the Manager’s allocation policy, a copy of which is available to Investors upon written request to the Manager. The allocation policy requires the Manager to allocate items that are allocable to a specific Series to be borne by, or distributed to (as applicable), the applicable Series of Interests. If, however, an item is not allocable to a specific Series but to the Company in general, it will be allocated pro rata based on the value of Underlying Assets or the number of Underlying Assets, as reasonably determined by the Manager or as otherwise set forth in the allocation policy. By way of example, as of the date hereof it is anticipated that revenues and expenses will be allocated as follows:

Revenue or Expense Item	Details	Allocation Policy (if revenue or expense is not clearly allocable to a specific underlying asset)
Revenue	Premium Membership Fees	Allocable pro rata to the value of each underlying asset
Offering Expenses	Filing expenses related to submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Underwriting expense incurred outside of Brokerage Fee	Allocable pro rata to the number of underlying assets
	Legal expenses related to the submission of regulatory paperwork for a series	Allocable pro rata to the number of underlying assets
	Audit and accounting work related to the regulatory paperwork or a series	Allocable pro rata to the number of underlying assets
	Escrow agent fees for the administration of escrow accounts related to the offering	Allocable pro rata to the number of underlying assets
	Compliance work including diligence related to the preparation of a series	Allocable pro rata to the number of underlying assets
	Bank transfer and other bank account related fees	Allocable to each Underlying Asset
	Transfer to and custody of Interests into Brokerage accounts	Estimated to be 0.75% of gross proceeds of offering (to be finalized upon execution of Custody Agreement)
Acquisition Expense	Transportation of underlying asset as at time of acquisition	Allocable pro rata to the number of underlying assets
	Insurance of underlying asset as at time of acquisition	Allocable pro rata to the value of each underlying asset
	Preparation of marketing materials	Allocable pro rata to the number of underlying assets
	Identification fee, Sourcing Fee, Document fee, authenticity and verification check and any restoration and maintenance	Allocable directly to the applicable underlying asset
	Interest/purchase option expense in the case an underlying asset was pre-purchased us prior to the closing of an offering through a loan or in which the Company obtained a purchase option	Allocable directly to the applicable underlying asset

Operating Expense	Storage	Allocable pro rata to the number of underlying assets
	Security (e.g., surveillance and patrols)	Allocable pro rata to the number of underlying assets
	Custodial fees	Allocable pro rata to the number of underlying assets
	Appraisal and valuation fees	Allocable pro rata to the number of underlying assets
	Marketing expenses in connection with any revenue generating event	Allocable pro rata to the value of each underlying asset
	Insurance	Allocable pro rata to the value of each underlying asset
	Maintenance	Allocable directly to the applicable underlying asset
	Transportation to public events, including those associated with Premium Membership Programs	Allocable pro rata to the number of underlying assets
	Ongoing reporting requirements (e.g. Reg A+ or Exchange Act reporting)	Allocable pro rata to the number of underlying assets
	Audit, accounting and bookkeeping related to the reporting requirements of the series	Allocable pro rata to the number of underlying assets
	Other Premium Membership Program related expenses (e.g., location, catering, facility management, film and photography crew)	Allocable pro rata to the value of each underlying asset
	Management Fee Performance Fee	Allocable directly to the applicable underlying asset
	Disposition Fee	Allocable directly to the applicable underlying asset
Indemnification Payments	Indemnification payments under the Operating Agreement	Allocable pro rata to the value of each underlying asset

Notwithstanding the foregoing, the Manager may revise and update the allocation policy from time to time in its reasonable discretion without further notice to the Investors. For example, and as stated above, for these Offerings, the Manager and its affiliates have agreed to pay and not seek reimbursement for the Offering Expenses. There is no commitment on the part of the Manager and its affiliates, however, to pay these expenses in future Series offerings.

MANAGEMENT

Manager

The Manager of the Company will be CS Asset Manager, LLC, a Delaware limited liability company formed on February 14, 2020.

The Company operates under the direction of the Manager, which is responsible for directing the operations of our business, directing our day-to-day affairs, and implementing our investment strategy. Collectable Technologies, Inc., the sole member of the Manager, has established a Board of Directors that will make decisions with respect to all asset acquisitions, dispositions and maintenance schedules, with guidance from the Advisory Board. The Manager and the officers and directors of the Manager/Asset Manager are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. The Manager is responsible for determining maintenance required in order to maintain or improve the asset’s quality, determining how to monetize the Underlying Assets in order to generate profits and evaluating potential sale offers, which may lead to the liquidation of a Series.

The Company will follow guidelines adopted by the Manager and implement policies set forth in the Operating Agreement unless otherwise modified by the Manager. The Manager may establish further written policies and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. The Manager may change our objectives at any time without approval of Interest Holders. The Manager itself has no track record and is relying on the experience of the individual officers, directors and advisors of Collectable Technologies, Inc..

The Manager performs its duties and responsibilities pursuant to our Operating Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our Interest Holders. Furthermore, we have agreed to limit the liability of the Manager and to indemnify the Manager against certain liabilities.

Responsibilities of the Manager

The responsibilities of the Manager include:

Asset Sourcing and Disposition Services:

●	Together with guidance from the Advisory Board, define and oversee the overall Underlying Asset sourcing and disposition strategy;

Services in Connection with an Offering:

●	Create and manage all Series of Interests for offerings related to Underlying Assets;

●	Develop offering materials, including the determination of specific terms and structure and description of the Underlying Assets;

●	Create and submit all necessary regulatory filings including, but not limited to, Commission filings and financial audits and related coordination with advisors;

●	Prepare all marketing materials related to offerings;

●	Together with the broker of record, coordinate the receipt, collection, processing and acceptance of subscription agreements and other administrative support functions;

●	Create and implement various technology services, transactional services, and electronic communications related to any offerings;

●	All other necessary offering related services, which may be contracted out;

Asset Monetization Services:

●	Together with advice from the Collectable Technologies, Inc., create and manage all asset monetization programs, including affiliate arrangements, asset sponsorships and membership experiences, and determine participation in such programs by any Underlying Assets;

●	Together with advice from the Collectable Technologies, Inc., Evaluate and enter into service provider contracts related to the operation of Asset Monetization programs;

●	Allocate revenues and costs related to Asset Monetization programs to the appropriate Series in accordance with our allocation policy;

●	Approve potential joint ventures, limited partnerships and other such relationships with third parties related to Asset Monetization Programs;

●	Interest Holder Relationship Services;

●	Provide any appropriate updates related to Underlying Assets or offerings;

●	Manage communications with Interest Holders, including answering e-mails, preparing and sending written and electronic reports and other communications;

●	Establish technology infrastructure to assist in providing Interest Holder support and services;

●	Determine our distribution policy and determine amounts of and authorize Free Cash Flow distributions from time to time;

●	Maintain Free Cash Flow funds in deposit accounts or investment accounts for the benefit of a Series;

Administrative Services:

●	Manage and perform the various administrative functions necessary for our day-to-day operations;

●	Provide financial and operational planning services and collection management functions including determination, administration and servicing of any Operating Expenses Reimbursement Obligation made to the Company or any Series by the Manager/Asset Manager to cover any Operating Expense shortfalls;

●	Administer the potential issuance of additional Interests to cover any potential Operating Expense shortfalls; - Maintain accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and required to be filed with the Commission and any other regulatory agency, including annual and semi-annual financial statements;

●	Maintain all appropriate books and records for the Company and all the Series of Interests;

●	Obtain and update market research and economic and statistical data in the Underlying Assets and the general Asset Class;

●	Oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

●	Supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

●	Provide all necessary cash management services;

●	Manage and coordinate with the transfer agent, custodian or broker-dealer, if any, the process of making distributions and payments to Interest Holders or the transfer or re-sale of securities as may be permitted by law;

●	Evaluate and obtain adequate insurance coverage for the Underlying Assets based upon risk management determinations;

●	Track the overall regulatory environment affecting the Company, as well as managing compliance with regulatory matters;

●	Evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

●	Oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Responsibilities of the Asset Manager

The responsibilities of the Manager in its capacity as the Asset Manager include:

Asset Sourcing and Disposition Services:

●	Manage the Company’s asset sourcing activities including, creating the asset acquisition policy, organizing and evaluating due diligence for specific asset acquisition opportunities, verifying authenticity and condition of specific assets, and structuring partnerships with collectors, brokers and dealers who may provide opportunities to source quality assets;

●	Negotiate and structure the terms and conditions of acquisitions of or purchase option agreements or purchase agreements for Underlying Assets with Asset Sellers;

●	Evaluate any potential asset takeover offers from third parties, which may result in asset dispositions, sales or other liquidity transactions;

●	Structure and negotiate the terms and conditions of transactions pursuant to which Underlying Assets may be sold or otherwise disposed. Asset Management and Maintenance Services with Respect to the Underlying Assets;

●	Develop a maintenance schedule and standards of care in consultation with the Advisory Board and oversee compliance with such maintenance schedule and standards of care;

●	Purchase and maintain insurance coverage for Underlying Assets;

●	Engage third party independent contractors for the care, custody, maintenance and management of the Underlying Assets;

●	Deliver invoices to the managing member of the Company for the payment of all fees and expenses incurred in connection with the maintenance and operation and ensure delivery of payments to third parties for any such services; and

●	Generally, perform any other act necessary to carry out all asset management and maintenance obligations

Executive Officers, Directors and Key Employees of the Manager

Information regarding our Board of Directors, executive management and significant employees of the Collectable Technologies, Inc., the sole member of the Manager/Asset Manager, as well as their compensation for 2021, if applicable, is set forth in our Annual Report on Form 1-K, which has been incorporated by reference into this Offering Circular:

Advisory Board

Responsibilities of the Advisory Board

We expect to form an Advisory Board that can support the Company, the Manager/Asset Manager and consist of members of our expert network and additional advisors to the Manager. We plan to build the Advisory Board over time and are in advanced discussions with various experts in the Asset Class. We anticipate that the Advisory Board will review the Company’s relationship with, and the performance of, the Manager, and generally approve the terms of any material or related-party transactions. In addition, we anticipate that the Advisory Board will assist with, and make recommendations with respect to, the following:

●	Approving, permitting deviations from, making changes to, and annually reviewing the asset acquisition policy;

●	Evaluating all asset acquisitions;

●	Evaluating any third party offers for asset acquisitions and approving asset dispositions that are in the best interest of the Company and the Interest Holders;

●	Providing guidance with respect to the appropriate levels of annual collection level insurance costs and maintenance costs specific to each individual asset;

●	Reviewing material conflicts of interest that arise, or are reasonably likely to arise with the managing member, on the one hand, and the Company, a Series or the economic members, on the other hand, or the Company or a Series, on the one hand, and another Series, on the other hand;

●	Approving any material transaction between the Company or a Series, on the one hand, and the Manager or any of its affiliates, another Series or an Interest Holder, on the other hand, other than for the purchase of Interests; (vii) Reviewing the total fees, expenses, assets, revenues, and availability of funds for distributions to Interest Holders at least annually or with sufficient frequency to determine that the expenses incurred are reasonable in light of the investment performance of the assets, and that funds available for distributions to Interest Holders are in accordance with our policies; and

●	Approving any service providers appointed by the Manager/Asset Manager in respect of the Underlying Assets.

The resolution of any conflict of interest approved by the Advisory Board shall be conclusively deemed fair and reasonable to the Company and the Members and not a breach of any duty at law, in equity or otherwise. The members of the Advisory Board will not be managers or officers of the Company, the Manager/Asset Manager, or any Series and will not have any fiduciary or other duties to the Interest Holders of any Series.

Compensation of the Advisory Board

The Manager/Asset Manager will compensate the Advisory Board or their nominees (as so directed by an Advisory Board member) for their service. As such, it is anticipated that their costs will not be borne by any given Series of Interests, although members of the Advisory Board may be reimbursed by a Series for out-of-pocket expenses incurred by such Advisory Board member in connection with a Series of Interests (e.g. travel related to evaluation of an asset).

PRINCIPAL INTEREST HOLDERS

The Company is managed by the Manager. The address of the Manager is 333 Westchester Avenue, Suite W2100, White Plains, NY 10604. As of the date of this filing, the Company has no voting securities issued and outstanding.

Information regarding the number of units of each of our Series beneficially owned by our officers as of May 2, 2022 as well as information regarding the number of units of each of our Series beneficially owned by the Manager and by all persons who beneficially own (10%) ten percent or more of any Series as of May 2, 2022, is set forth in our Annual Report on Form 1-K, which has been incorporated by reference into this Offering Circular:

DESCRIPTION OF INTERESTS OFFERED

The following is a summary of the principal terms of, and is qualified by reference to the Operating Agreement, which, together with any amendments thereto, is filed as an exhibit to our Offering Statement of Form 1-A, and the Subscription Agreement, the form of which is attached hereto as an exhibit, relating to the purchase of the applicable Series of Interests. This summary is qualified in its entirety by reference to the detailed provisions of those agreements, which should be reviewed in their entirety by each prospective Investor. In the event that the provisions of this summary differ from the provisions of the Operating Agreement (as it may have been amended) or the Subscription Agreement (as applicable), the provisions of the Operating Agreement or the Subscription Agreement (as applicable) shall apply. Capitalized terms used in this summary that are not defined herein shall have the meanings ascribed thereto in the Operating Agreement.

Description of the Interests

The Company is a series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of Membership Interests in a Series of the Company is an investment only in that particular Series and not an investment in the Company as a whole. In accordance with the LLC Act, each Series of Interests is, and any other Series of Interests if issued in the future will be, a separate series of limited liability company interests of the Company and not in a separate legal entity. The Company has not issued, and does not intend to issue, any class of any Series of Interests entitled to any preemptive, preferential or other rights that are not otherwise available to the Interest Holders purchasing Interests in connection with any Offering.

Title to the Underlying Assets will be held by, or for the benefit of, the applicable Series of Interests. We intend that each Series of Interests will own its own Underlying Asset. We do not anticipate that any of the Series will acquire any Underlying Assets other than the respective Underlying Assets. A new Series of Interests will be issued for future Underlying Assets. An Investor who invests in an Offering will not have any indirect interest in any other Underlying Assets unless the Investor also participates in a separate offering associated with that other Underlying Asset.

Section 18-215(b) of the LLC Act provides that, if certain conditions are met (including that certain provisions are in the formation and governing documents of the series limited liability company, and upon the closing of an offering for a Series of Interests, the records maintained for any such Series account for the assets associated with such Series separately from the assets of the limited liability company, or any other Series), then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable only against the assets of such Series and not against the assets of the limited liability company generally or any other Series. Accordingly, the Company expects the Manager to maintain separate, distinct records for each Series and its associated assets and liabilities. As such, the assets of a Series include only the Underlying Asset associated with that Series and other related assets (e.g., cash reserves). At the time of this filing, none of the Company nor any Series has commenced operations, are not capitalized and have no assets or liabilities and no Series will commence operations, be capitalized or have assets and liabilities until such time as a closing related to such Series has occurred. As noted in the “Risk Factors” section, the limitations on inter-series liability provided by Section 18-215(b) have never been tested in federal bankruptcy courts and it is possible that a bankruptcy court could determine that the assets of one Series of Interests should be applied to meet the liabilities of the other Series of Interests or the liabilities of the Company generally where the assets of such other Series of Interests or of the Company generally are insufficient to meet the Company’s liabilities.

Section 18-215(c) of the LLC Act provides that a Series of Interests established in accordance with Section 18-215(b) may carry on any lawful business, purpose or activity, other than the business of banking, and has the power and capacity to, in its own name, contract, hold title to assets (including real, personal and intangible property), grant liens and security interests, and sue and be sued. The Company intends for each Series of Interests to conduct its business and enter into contracts in its own name to the extent such activities are undertaken with respect to a particular Series and title to the relevant Underlying Asset will be held by, or for the benefit of, the relevant Series.

All of the Series of Interests offered by this Offering Circular will be duly authorized and validly issued. Upon payment in full of the consideration payable with respect to the Series of Interests, as determined by the Manager, the Interest Holders of such Series of Interests will not be liable to the Company to make any additional capital contributions with respect to such Series of Interests (except for the return of distributions under certain 131 circumstances as required by Sections 18-215, 18-607 and 18-804 of the LLC Act). Holders of Series of Interests have no conversion, exchange, sinking fund, redemption or appraisal rights, no pre-emptive rights to subscribe for any Interests and no preferential rights to distributions.

In general, the Interest Holders of a particular Series of Interests (which may include the Manager, its affiliates or the Asset Sellers) will participate exclusively in at least 50% of the available Free Cash Flow derived from the Underlying Asset of such Series less expenses (as described in “Distribution rights” below). The Manager, an affiliate of the Company, will own a minimum of 0.5% of the Interests in each Series acquired for the same price as all other Investors. The Manager has the authority under the Operating Agreement to cause the Company to issue Interests to Investors as well as to other Persons for such cost (or no cost) and on such terms as the Manager may determine, subject to the terms of the Series Designation applicable to such Series of Interests.

Each Series will use the proceeds of the respective Offerings to repay any loans taken out or non-interest-bearing payments made by the Manager to acquire their respective Underlying Asset and pay the Asset Sellers pursuant to the respective asset purchase agreements, as well as pay certain fees and expenses related to the acquisition and each Offering (please see the “Anticipated Use of Proceeds” section for further details with respect to each Offering). An Investor in an Offering will acquire an ownership interest in the Series of Interests related to that Offering and not, for the avoidance of doubt, in (i) the Company, (ii) any other Series of Interests, (iii) the Manager/Asset Manager, (iv) Collectable Technologies, Inc. or (v) the Underlying Asset associated with the Series or any Underlying Asset owned by any other Series of Interests.

Our Interests will not immediately be listed on a stock exchange and we currently have no plans to develop a liquidity platform for investors. Therefore, a liquid market in the Interests cannot be guaranteed; however, we plan to explore, with the support of registered broker-dealers, mechanisms to provide Investors with the ability to resell Interests, or partner with a platform that might be developed to allow for the resale of the Interests. Such a platform, however, does not currently exist and the creation of such a market, or the timing of such creation cannot be guaranteed (please review additional risks related to liquidity in the “Risk Factors” section for additional information).

Further issuance of Interests

Only the Series Interests that are described in the “ANTICIPATED USE OF PROCEEDS” section of this Offering Circular are being offered and sold pursuant to this Offering Circular. The Operating Agreement provides that the Company may issue Interests of each Series of Interests to no more than 2,000 “qualified purchasers” (no more than 500 of which may be non- “accredited investors”). The Manager, in its sole discretion, has the option to issue additional Interests (in addition to those issued in connection with any Offering) on the same terms as the applicable Series of Interests is being offered hereunder as may be required from time to time in order to pay any Operating Expenses related to the applicable Underlying Asset.

Distribution rights

The Manager has sole discretion in determining what distributions of Free Cash Flow, if any, are made to Interest Holders except as otherwise limited by law or the Operating Agreement. The Company expects the Manager to distribute any Free Cash Flow on a semi-annual basis as set forth below. However, the Manager may change the timing of distributions or determine that no distributions shall be made in its sole discretion.

Any Free Cash Flow generated by a Series of Interests from the utilization of the associated Underlying Asset shall be applied, with respect to such Series, in the following order of priority:

(i)	repay any amounts outstanding under Operating Expenses Reimbursement Obligation plus accrued interest, and

(ii)	thereafter, to create such reserves as the Manager deems necessary, in its sole discretion, to meet future Operating Expenses, and

(iii)	thereafter, at least 50% (net of income taxes applicable to such Series of Interests) by way of distribution to the Interest Holders of the Series of Interests, which may include the Asset Sellers of the Underlying Asset or the Manager or any of its affiliates, and

(iv)	Up to 50% to the Asset Manager in payment of the Management Fee (treated as an expense on the statement of operations of the Series of Interests for accounting purposes).

No Series will distribute an Underlying Asset in kind to its Interest Holders.

The LLC Act (Section 18-607) provides that a member who receives a distribution with respect to a Series and knew at the time of the distribution that the distribution was in violation of the LLC Act shall be liable to the Series for the amount of the distribution for three years. Under the LLC Act, a series limited liability company may not make a distribution with respect to a Series to a member if, after the distribution, all liabilities of such Series, other than liabilities to members on account of their limited liability company interests with respect to such Series and liabilities for which the recourse of creditors is limited to specific property of such Series, would exceed the fair value of the assets of such Series. For the purpose of determining the fair value of the assets of the Series, the LLC Act provides that the fair value of property of the Series subject to liability for which recourse of creditors is limited shall be included in the assets of such Series only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the LLC Act, an assignee who becomes a substituted member of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to it at the time the assignee became a member and that could not be ascertained from the operating agreement.

Redemption provisions

The Interests are not redeemable.

Registration rights

There are no registration rights in respect of the Interests.

Voting rights

The Manager is not required to hold an annual meeting of Interest Holders. The Operating Agreement provides that meetings of Interest Holders may be called by the Manager and a designee of the Manager shall act as chairman at such meetings. The Investor does not have any voting rights as an Interest Holder in the Company or a Series except with respect to:

(i)	the removal of the Manager;

(ii)	the dissolution of the Company upon the for-cause removal of the Manager, and

(iii)	an amendment to the Operating Agreement that would:

a.	enlarge the obligations of, or adversely effect, an Interest Holder in any material respect;

b.	reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;

c.	change the situations in which the Company and any Series can be dissolved or terminated;

d.	change the term of the Company (other than the circumstances provided in the Operating Agreement); or

e.	give any person the right to dissolve the Company.

When entitled to vote on a matter, each Interest Holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest Holders of an applicable Series or of the Interest Holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series of Interests must be approved by two-thirds of the votes that may be cast by all Interest Holders in any Series of the Company. All other matters to be voted on by the Interest Holders must be approved by a majority of the votes that may be cast by all Interest Holders in any Series of the Company then outstanding.

The consent of the holders of a majority of the Interests of a Series is required for any other matter as the Manager, in its sole discretion, determines will require the approval of the holders of the Interests voting as a separate class.

The Manager or its affiliates (if they hold Series of Interests) may not vote as an Interest Holder in respect of any matter put to the Interest Holders. However, the submission of any action of the Company or a Series for a vote of the Interest Holders shall first be approved by the Manager and no amendment to the Operating Agreement may be made without the prior approval of the Manager that would decrease the rights of the Manager or increase the obligations of the Manager thereunder.

The Manager has broad authority to take action with respect to the Company and any Series. See “Management” for more information. Except as set forth above, the Manager may amend the Operating Agreement without the approval of the Interest Holders to, among other things, reflect the following:

●	the merger of the Company, or the conveyance of all of the assets to, a newly-formed entity if the sole purpose of that merger or conveyance is to effect a mere change in the legal form into another limited liability entity;

●	a change that the Manager determines to be necessary or appropriate to implement any state or federal statute, rule, guidance or opinion;

●	a change that the Manager determines to be necessary, desirable or appropriate to facilitate the trading of Interests;

●	a change that the Manager determines to be necessary or appropriate for the Company to qualify as a limited liability company under the laws of any state or to ensure that each Series will continue to qualify as a partnership or a disregarded entity for U.S. federal income tax purposes;

●	an amendment that the Manager determines, based upon the advice of counsel, to be necessary or appropriate to prevent the Company, the Manager, or the officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act, the Investment Advisers Act or “plan asset” regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

●	any amendment that the Manager determines to be necessary or appropriate for the authorization, establishment, creation or issuance of any additional Series;

●	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Operating Agreement;

●	any amendment that the Manager determines to be necessary or appropriate for the formation by the Company of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the Operating Agreement;

●	a change in the fiscal year or taxable year and related changes; and

●	any other amendments which the Manager deems necessary or appropriate to enable the Manager to exercise its authority under the Agreement.

In each case, the Manager may make such amendments to the Operating Agreement provided the Manager determines that those amendments:

●	do not adversely affect the Interest Holders (including any particular Series of Interests as compared to other Series of Interests) in any material respect;

●	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

●	are necessary or appropriate to facilitate the trading of Interests, or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Interests may be listed for trading, compliance with any of which the Manager deems to be in the best interests of the Company and the Interest Holders;

●	are necessary or appropriate for any action taken by the Manager relating to splits or combinations of Interests under the provisions of the Operating Agreement; or

●	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Operating Agreement or are otherwise contemplated by the Operating Agreement.

Furthermore, the Manager retains sole discretion to create and set the terms of any new Series and will have the sole power to acquire, manage and dispose of Underlying Asset of each Series.

Liquidation rights

The Operating Agreement provides that the Company shall remain in existence until the earlier of the following: (i) the election of the Manager to dissolve it; (ii) the sale, exchange or other disposition of substantially all of the assets of the Company; (iii) the entry of a decree of judicial dissolution of the Company; (iv) at any time that the Company no longer has any members, unless the business is continued in accordance with the LLC Act; and (v) a vote by a majority of all Interest Holders of the Company following the for-cause removal of the Manager. Under no circumstances may the Company be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members who hold more than two-thirds of the Interests in the profits of the Company).

A Series shall remain in existence until the earlier of the following: (i) the dissolution of the Company, (ii) the election of the Manager to dissolve such Series; (iii) the sale, exchange or other disposition of substantially all of the assets of the Series; or (iv) at any time that the Series no longer has any members, unless the business is continued in accordance with the LLC Act. Under no circumstances may a Series of Interests be wound up in accordance with Section 18-801(a)(3) of the LLC Act (i.e., the vote of members holding more than two-thirds of the Interests in the profits of the Series of Interests).

Upon the occurrence of any such event, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series of Interests or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series of Interests or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third party creditors, (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation), and thereafter, (iii) to the Interest Holders of the relevant Series of Interests, allocated pro rata based on the number of Interests held by each Interest Holder (which may include the Manager, any of its affiliates and the Asset Seller and which distribution within a Series will be made consistent with any preferences which exist within such Series).

Transfer restrictions

The Interests are subject to restrictions on transferability. An Interest Holder may not transfer, assign or pledge its Interests without the consent of the Manager. The Manager may withhold consent in its sole discretion, including when the Manager determines that such transfer, assignment or pledge would result in (a) there being more than 2,000 beneficial owners of the Series or more than 500 beneficial owners of the Series that are not “accredited investors”, (b) the assets of the Series being deemed “plan assets” for purposes of ERISA, (c) such Interest Holder holding in excess of 19.9% of the Series, (d) result in a change of US federal income tax treatment of the Company and the Series, or (e) the Company, the Series or the Manager being subject to additional regulatory requirements. The transferring Interest Holder is responsible for all costs and expenses arising in connection with any proposed transfer (regardless of whether such sale is completed) including any legal fees incurred by the Company or any broker or dealer, any costs or expenses in connection with any opinion of counsel and any transfer taxes and filing fees. The Manager or its affiliates will acquire Interests in each Series of Interests for their own accounts and may, from time to time and only in accordance with applicable securities laws (which may include filing an amendment to this Offering Circular), transfer these Interests, either directly or through brokers or otherwise. The restrictions on transferability listed above will also apply to any resale of Interests through one or more third-party broker-dealers.

Additionally, unless and until the Interests of the Company are listed or quoted for trading, there are restrictions on the holder’s ability to the pledge or transfer the Interests. There can be no assurance that we will, or will be able to, register the Interests for resale and there can be no guarantee that a liquid market for the Interest will develop. Therefore, Investors may be required to hold their Interests indefinitely. Please refer to “the Operating Agreement” and “the form of Subscription Agreement” for additional information regarding these restrictions. To the extent certificated, the Interests issued in each Offering, to the extent certificated, will bear a legend setting forth these restrictions on transfer and any legends required by state securities laws.

Agreement to be bound by the Operating Agreement; power of attorney

By purchasing Interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement. Pursuant to the Operating Agreement, each Investor grants to the Manager a power of attorney to, among other things, execute and file documents required for the Company’s qualification, continuance or dissolution. The power of attorney also grants the Manager the authority to make certain amendments to, and to execute and deliver such other documents as may be necessary or appropriate to carry out the provisions or purposes of, the Operating Agreement.

Duties of officers

The Operating Agreement provides that, except as may otherwise be provided by the Operating Agreement, the property, affairs and business of each Series of Interests will be managed under the direction of the Manager. The Manager has the power to appoint the officers and such officers have the authority and exercise the powers and perform the duties specified in the Operating Agreement or as may be specified by the Manager. The Manager intends to also act as the Asset Manager of each Series of Interests to manage the Underlying Assets.

The Company may decide to enter into separate indemnification agreements with the directors and officers of the Company, the Manager or the Asset Manager (including if the Manager is not acting as the Asset Manager). If entered into, each indemnification agreement is likely to provide, among other things, for indemnification to the fullest extent permitted by law and the Operating Agreement against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements may also provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to the Company if it is found that such indemnitee is not entitled to such indemnification under applicable law and the Operating Agreement.

Exclusive jurisdiction; waiver of jury trial

Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except when federal law requires that certain claims be brought in U.S. federal courts, as in the case of claims brought under the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provisions in the Operating Agreement may not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction, and Investors will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Each Investor will covenant and agree not to bring any claim in any venue other than the Court of Chancery of the State of Delaware, or if required by federal law, a federal court of the United States. If an Interest Holder were to bring a claim against the Company or the Manager pursuant to the Operating Agreement and such claim was governed by state law, it would have to do so in the Delaware Court of Chancery.

Our Operating Agreement, to the fullest extent permitted by applicable law and subject to limited exceptions, provides for Investors to consent to exclusive jurisdiction to Delaware Court of Chancery and for a waiver of the right to a trial by jury, if such waiver is allowed by the court where the claim is brought.

If we opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable under the facts and circumstances of that case in accordance with applicable case law. See “Risk Factors—Risks Related of Ownership of Our Interests--Any dispute in relation to the Operating Agreement is subject to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, except when federal law requires that certain claims be brought in federal courts. Our Operating Agreement, to the fullest extent permitted by applicable law, provides for Investors to waive their right to a jury trial”. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Operating Agreement with a jury trial. No condition, stipulation or provision of the Operating Agreement or our Interests serves as a waiver by any Investor or beneficial owner of our Interests or by us of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Additionally, the Company does not believe that claims under the federal securities laws shall be subject to the jury trial waiver provision, and the Company believes that the provision does not impact the rights of any Investor or beneficial owner of our Interests to bring claims under the federal securities laws or the rules and regulations thereunder.

These provisions may have the effect of limiting the ability of Investors to bring a legal claim against us due to geographic limitations and may limit an Investor’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us. Furthermore, waiver of a trial by jury may disadvantage you to the extent a judge might be less likely than a jury to resolve an action in your favor. Further, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, an action or proceeding against us, then we may incur additional costs associated with resolving these matters in other jurisdictions, which could adversely affect our business and financial condition.

Listing

The Interests are not currently listed or quoted for trading on any national securities exchange or national quotation system.

MATERIAL UNITED STATES TAX CONSIDERATIONS

Taxation of Series of Formed prior to January 1, 2022 as partnerships or pass-through entities

The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Interests to United States holders but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor’s particular circumstances or to Investors that may be subject to special tax rules, including, without limitation:

(i)	banks, insurance companies or other financial institutions;

(ii)	persons subject to the alternative minimum tax;

(iii)	tax-exempt organizations;

(iv)	dealers in securities or currencies;

(v)	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

(vi)	persons that own, or are deemed to own, more than five percent of our Interests (except to the extent specifically set forth below);

(vii)	certain former citizens or long-term residents of the United States;

(viii)	persons who hold our Interests as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

(ix)	persons who do not hold our Interests as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

(x)	persons deemed to sell our Interests under the constructive sale provisions of the Code.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Interests, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Interests, and partners in such partnerships, should consult their tax advisors.

On December 22, 2017, the United States enacted H.R. 1, informally titled the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act includes significant changes to the Code affecting the Company and its Interest Holders. Most of the changes applicable to individuals are temporary and, without further legislation, will not apply after 2025. The interpretation of the Tax Act by the IRS and the courts remains uncertain in many respects; prospective investors should consult their tax advisors specifically regarding the potential impact of the Tax Act on their investment.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Interests arising under the United States federal estate or gift tax rules or under the laws of any United States state or local or any foreign taxing jurisdiction or under any applicable tax treaty.

A “U.S. Holder” includes a beneficial owner of the Interests that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States.

Characterization of the Company and each Series for Federal Income Tax Purposes. The Company intends to be treated as a partnership for federal income tax purposes and not as an association taxable as a corporation. The Company intends for each Series qualified prior to January 1, 2022 to be treated as either a partnership or a disregarded entity for federal income tax purposes and not as an association taxable as a corporation. As a partnership, the Company itself will not be subject to federal income tax. Rather, each Member will be required to report on such Member’s own federal income tax return such Member’s allocable share (based upon allocation to each particular Series) of the Company’s items of taxable income, gains, losses, deductions and credits for the taxable year of the Company ending with or within the taxable year of such Member, regardless of whether or not cash or other property is distributed to such Member. As a consequence, a Member may be allocated income by the Company, but may not receive sufficient cash from the Company with which to pay its federal income tax liability attributable to its ownership of an Interest. The manner in which such items are allocated among the Members is set forth in Article VI of the Operating Agreement.

As soon as practicable after the end of each taxable year, the Company will provide each Member with a copy of a Schedule K-1 to IRS Form 1065 (or any successor form) prepared by the Company’s accountants, indicating such Member’s share of the Company’s income, loss, gain, expense and other items relevant for Federal income tax purposes. It is possible that sometimes, the Company may be unable to prepare such reports in time for Members to file their income tax returns by the original due date of such returns. Thus, Members should be prepared to obtain an extension for filing their returns each year.

Cash Distributions. Cash distributions from the Company will not necessarily be equivalent to the Company’s net income as determined for federal income tax purposes or as determined under generally accepted accounting principles. If in any year the cash distributions to a Member by the Company exceed such Member’s share of the Company’s taxable income for that year, the excess will reduce such Member’s tax basis (if any) in its Interest and will not be reportable as taxable income by the Member for federal income tax purposes, to the extent of tax basis. Once a Member’s tax basis in its interest is reduced to zero, however, any further cash distributions to the Member will generally be taxable as though it arose from a gain on the sale or exchange of the Interest. A reduction in liabilities of the Company will be treated as a cash distribution to each Member to the extent of such Member’s allocable share of the liability.

Losses. A Member may deduct losses of the Company only to the extent of such Member’s adjusted tax basis for such Member’s Interests. A Member’s adjusted tax basis will generally equal the Member’s capital contributions to the Company increased by such Member’s allocable share of the Company’s taxable and tax-exempt income and reduced by the Member’s allocable share of the Company’s taxable losses and nondeductible expenses and by the Member’s share of any distributions from the Company. Cash distributions that do not exceed a Member’s adjusted tax basis in such Member’s Interests will not be taxable, but will reduce the Member’s basis for the Interests by the amount distributed. Cash distributed in excess of the adjusted tax basis of a Member’s Interests will generally be taxable as capital gain.

Section 469 of the Code limits the current deductibility of losses attributable to an activity in which the taxpayer does not materially participate. Such losses are classified by the Code, and referred to herein, as passive losses.

Prior to the complete disposition of an activity or the taxpayer’s interest in the activity, passive losses may only be used to offset income derived from, or tax liability attributable to, passive activities. Thus, a taxpayer cannot usually offset passive losses against salary, active business income or portfolio income (such as dividends, interest and gains from securities sales). Any passive losses that cannot be deducted in a taxable year may be carried forward indefinitely and used to offset passive income in subsequent years. Suspended passive losses can be offset against active income to the extent they exceed the gain realized from the complete disposition of that passive activity. The ownership of Interests should constitute an interest in a passive activity due to the limited degree of a Member’s participation in the activity.

Investment Interest Expense. For federal income tax purposes, interest expense, if any, of the Company generally should be considered as “investment interest.” Generally, investment interest is deductible by an individual Member for any taxable year only to the extent of the Member’s “net investment income” (which generally does not include net long-term capital gains or “qualified dividend income”) for such year. Investment interest which is not deductible in any taxable year because of this limitation may be carried forward to the succeeding taxable year.

Medicare Tax. Individual United States taxpayers are generally subject to a 3.8 percent tax on the lesser of (i) their “net investment income” for a taxable year or (ii) the excess of their modified adjusted gross income for such taxable year over $200,000 ($250,000 in the case of married taxpayers filing jointly). For these purposes, “net investment income” generally will include a Member’s share of interest, dividends, gains and possibly other income derived from the Company’s investment and trading activities.

Sale, Liquidation of the Company’s Property or Interests. Where a Member sells or otherwise disposes of its Interests, taxable gain or loss will be measured by the difference between the amount realized and the adjusted tax basis of the Interests disposed. The amount realized will also include a pro-rata share of any indebtedness owed by the Company. When the sale of an Interest is taxable, any gain recognized by a Member on sale of an interest would be capital gain, except to the extent of any “Section 751 Gain.” In general, “Section 751 Gain” would consist primarily of the depreciation recapture, appreciation in certain inventory items or unrealized receivables of the Company. Ordinary income might be recognized even if a net loss is realized on the sale.

Generally, any gain that is realized on the sale of the Company’s non-depreciable assets held for investment for more than one year would be treated, for federal income tax purposes, as long-term capital gain. A sale of depreciable assets used in a trade or business that are owned by the Company or by a joint venture in which the Company is a participant for more than one year would be a disposition of property used in a trade or business under Code Section 1231. Any such gain or loss would be allocated to the Members of the particular Series that owned those assets as separately stated items to be combined with a Member’s other items of Section 1231 gains and losses. If the combination of all gains and losses of a taxpayer from Section 1231 sales and exchanges results in a net loss, such a loss is characterized as an ordinary loss. Section 1231 gains in excess of depreciation recapture are taxed as long-term capital gains except to the extent a taxpayer has realized net losses from the sale of other Section 1231 assets during the five most recent taxable years.

Net long-term capital gains (i.e., capital gain derived from the sale of capital assets held for more than 1 year) of an individual Member are generally taxable at a reduced maximum rate of 20%. Ordinary income of individual Members is generally taxable at graduated federal income tax rates up to a maximum 37% rate. In addition, non-corporate Members may also be subject to an additional tax of 3.8% on ordinary income, depreciation recapture, unrecaptured Section 1250 gain, and long-term and short-term capital gains. Corporate Members are generally taxed at a federal income tax rate of 21% on both ordinary income and capital gains. The excess of capital losses over capital gains may be offset against the ordinary income of a non-corporate Member, subject to an annual deduction limitation of $3,000. For non-corporate Members, unused capital losses may generally be carried forward indefinitely subject to an annual reduction based on the amount of capital losses allowed or allowable as a deduction in the taxable year, but may not be carried back. For corporate Members, capital losses may be offset only against capital gains, but unused capital losses may be carried back three years (subject to certain limitations) and carried forward five years.

Treatment of Liquidating Distributions. Upon a winding up of the Company or a Series (which generally would occur when all of the Underlying Assets of a Series are disposed of), the Company will liquidate its assets (or the assets of a Series), and each Member will recognize gain to the extent that any liquidating distribution of cash exceeds such Member’s adjusted basis in its Interest immediately before the distribution. Any gain realized will be a capital gain, except to the extent that such distribution is treated as a payment in exchange for such Member’s interest in depreciation recapture, appreciation in certain inventory items or unrealized receivables. To qualify as a long term capital gain, the liquidating distribution must be to a Member that has held its interest in the Company for more than one year. A loss will be recognized only to the extent that the Member’s basis exceeds a liquidating distribution solely of cash and would be classified as a capital loss. Generally, the basis of a Member in any property distributed in kind will be equal to the adjusted basis of its Interest reduced by any cash received in the distribution in liquidation of such Member’s Interest.

A reduction in a Member’s share of allocated liabilities of the Company will be deemed a distribution of cash in such amount to the Member. Thus, to the extent that a Member’s share of any such indebtedness exceeds the adjusted basis for a Member’s Interest (adjusted for any gain recognized on disposition of the Company’s assets) upon liquidation of the Company, a Member will be deemed to have received a liquidating distribution of cash, and thus to have recognized gain in the amount by which the share of such indebtedness exceeds the Member’s adjusted basis in its interest. Any gain realized will be a capital gain, except to the extent that such deemed distribution is treated as a payment in exchange for such Member’s interest in appreciated inventory items or unrealized receivables of the Company. In addition, non-corporate Members may also be subject to an additional tax of 3.8% on ordinary income, depreciation recapture, and long-term and short-term capital gains.

Unrelated Business Taxable Income. Tax-exempt organizations are generally subject to United States federal income tax on a net basis on their unrelated business taxable income (“UBTI”). UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income (or certain other categories of passive income) or capital gains recognized by a tax-exempt organization so long as such income is not debt financed, as discussed below.

The exclusion from UBTI for dividends, interest (or other passive income) and capital gains does not apply to income from “debt-financed property,” which is treated as UBTI to the extent of the percentage of such income that the average “acquisition indebtedness” with respect to the property bears to the average tax basis of the property for the taxable year. If the Company incurs acquisition indebtedness, a tax-exempt Member would be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If a tax-exempt Member incurs indebtedness to acquire its Units, such indebtedness would also be acquisition indebtedness.

The Company may incur short-term indebtedness to allow the Company to make acquire assets prior to the issuance of Interests for the Series that will own those assets. In this regard, the Company intends to take the position that such indebtedness does not constitute “acquisition indebtedness” for federal income tax purposes and that a tax-exempt investor in the Company would not derive any UBTI with respect to such indebtedness. It should be noted that the law is not entirely clear as to the treatment of such “bridge” financing by the Company and there can therefore be no assurance that the IRS will accept the position taken by the Company in this regard.

Section 4965 of the Code imposes an excise tax on certain tax-exempt entities (and their managers) that become a “party” to a “prohibited tax shelter transaction.” Under Treasury Regulations promulgated under Section 4965 of the Code, the IRS has narrowed the circumstances in which a tax-exempt entity could be considered a “party” to a prohibited tax shelter transaction, and under such Treasury Regulations, an investment by a tax-exempt entity in the Company should not result in such tax-exempt entity being considered a “party” to a prohibited tax shelter transaction for purposes of Section 4965 of the Code.

Tax exempt entities should review with their tax advisers the discussion above regarding UBTI and any tax and/or filing obligation they may have with respect to UBTI. Tax exempt entities should also consult their tax advisers with regard to the UBTI issues that may arise upon the disposition of their Units.

FATCA. Sections 1471 through 1474 of the Code impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. FATCA imposes a 30 percent withholding tax on “withholdable payments” paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30 percent on payments to account holders whose actions prevent it from complying with these reporting and other requirements. “Withholdable payments” include, but are not limited to, U.S. source dividends, interest and gross proceeds from the sale of any property of a type that can produce U.S. source interest and dividends (generally equity or debt instruments of U.S. issuers). The Company may be required to deduct and withhold from amounts allocable to a Non-U.S. Member who invests in any Series issued by the Company if that investor fails to comply with the reporting requirements imposed by the IRS in respect of its direct and indirect U.S. investors. Each investor will be required to provide the Manager with information such that the Company can comply with the reporting requirements under FATCA and if an investor fails to provide such information, the investor will be required to bear the costs of such non-compliance. Prospective investors should consult their tax advisors regarding FATCA.

Audits. A partnership (including the Company) appoints one person (the “partnership representative”) to act on its behalf in connection with IRS audits and related proceedings. The partnership representative’s actions, including the partnership representative’s agreement to adjustments of the Company’s income in settlement of an IRS audit of the Company, will bind all Members. Pursuant to the Operating Agreement, the Sponsor or such other person as shall be designated by the Sponsor shall act as the Company’s partnership representative, and Members are required, if necessary, to consent to such designation.

In addition, U.S. federal income taxes (and any related interest and penalties) attributable to an adjustment to the Company’s income following an IRS audit or judicial proceeding will, absent an election by the Company to the contrary, have to be paid by the Company in the year during which the audit or other proceeding is resolved, if such adjustment results in an increase in U.S. federal income tax liability (as determined under the new rules). If an adjustment to the Company’s income following an IRS audit or judicial proceeding results in a reduction in U.S. federal income tax liability (as determined under these rules), the adjustment will flow through to the Members based on their interests for the year in which the audit or other proceeding is resolved. This could cause the economic burden of U.S. federal income tax liability (or the economic benefit of a favorable adjustment) arising on audit of the Company to be borne by (or, in the case of a favorable adjustment, to benefit) Members based on their interests in the Company in the year during which the audit or other proceeding is resolved, even though such tax liability (or benefit) is attributable to an earlier taxable year in which the interests or identity of some or all of the Members was different.

The new rules also can cause the Company’s U.S. federal income tax liability arising on audit to be computed in less advantageous ways than the tax liability of the Members would be computed under current rules (for example, by applying the highest marginal U.S. federal income tax rates and potentially ignoring the tax-exempt status of certain partners). If elected by the partnership representative, alternative procedures may allow the Company to avoid entity-level U.S. federal income tax liability in some cases if certain conditions are satisfied. These alternative procedures may require Members (based on their interests in the Company in the prior tax year under audit) to either file amended returns and pay any tax that would be due for the prior tax year under audit, or adjust the tax liability reported on their income tax returns for the year in which the audit is resolved.

The foregoing partnership audit rules may also apply to audits of any Company portfolio company that is treated as a partnership for U.S. federal income tax purposes.

Any U.S. federal income taxes (and any related interest and penalties) paid by the Company, or by a portfolio company treated as a partnership, in respect of IRS audit adjustments at the Company level or at the portfolio company level will be allocated by the Manager to, and will be borne by, the Members pursuant to the terms of the Operating Agreement.

Backup Withholding. Backup withholding of United States federal income tax may apply to distributions (or some portion thereof) made by the Company to Members who fail to provide the Company with certain identifying information (such as the Member’s tax identification number). United States Persons may comply with these identification procedures by providing the Company a duly completed and executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

All investors are urged to seek advice based on their particular circumstances from their own tax advisors with respect to the tax issues addressed herein and other tax issues, including, without limitation, the individual and corporate alternative minimum taxes, state and local income taxes, and penalties and interest on deficiencies. In addition to the United States federal income tax consequences described above, the Company, as well as the Members, may be subject to various state and local taxes, the rules of which may be similar or different from those described above. The Company may invest in partnerships doing business in other states or localities which impose a tax on nonresident partners of such partnerships. The Company may be subject to taxes on its income from such partnerships, and Members may be subject to filing requirements in the states in which such partnerships do business.

Certain ERISA Considerations

INVESTORS THAT ARE SUBJECT TO THE PROVISIONS OF ERISA ARE STRONGLY URGED TO CONSULT WITH THEIR LEGAL, FINANCIAL AND TAX ADVISERS BEFORE INVESTING IN THE UNITS.

General Fiduciary Obligations. Fiduciaries of a pension, profit-sharing or other employee benefit plan (“ERISA Plan”) subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) must consider whether their investment in the Interests satisfies the diversification requirement of ERISA, whether the investment is prudent in light of the lack of marketability of the Interests, whether such fiduciaries have authority to acquire such Interests under the appropriate governing instrument and Title I of ERISA, and whether such investment is otherwise consistent with their fiduciary responsibilities. Any ERISA Plan fiduciary should also consider ERISA’s prohibition on improper delegation of control over or responsibility for “plan assets.” Trustees and other fiduciaries of an ERISA Plan may incur personal liability for any loss suffered by the plan on account of a violation of their fiduciary responsibilities. In addition, such fiduciaries may be subject to civil penalties on account of such a violation. Also, fiduciaries of any Individual Retirement Account (“IRA”), Keogh Plan or other qualified retirement plan not subject to Title I of ERISA because it does not cover common law employees (“Non-ERISA Plan”) should consider that such an IRA or Non-ERISA Plan may only make investments that are authorized by the appropriate governing instrument. Fiduciaries should consult their own legal advisers if they have any concern as to whether the investment is inconsistent with any of the foregoing criteria.

Prohibited Transactions. Fiduciaries of ERISA Plans and persons making the investment decision for an IRA or other Non-ERISA Plan should also consider the application of the prohibited transaction provisions of ERISA and the Code in making their investment decision. Sales and certain other transactions between an ERISA Plan, IRA, or other Non-ERISA Plan and certain persons related to it are prohibited transactions. The particular facts concerning the sponsorship, operations and other investments of an ERISA Plan, IRA, or other Non-ERISA Plan may cause a wide range of other persons to be treated as disqualified persons or parties in interest with respect to such plan. A prohibited transaction, in addition to imposing potential personal liability upon fiduciaries of ERISA Plans, may also result in the imposition of an excise tax under the Code or a penalty under ERISA upon the disqualified person or party in interest with respect to the ERISA or Non-ERISA Plan or IRA. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his beneficiary), the IRA may lose its tax-exempt status and its assets may be deemed to have been distributed to such individual in a taxable distribution on account of the prohibited transaction. Fiduciaries should consult their own legal advisers if they have any concern as to whether the investment is a prohibited transaction.

Special Fiduciary and Prohibited Transactions Considerations. The Department of Labor (“DOL”), which has certain administrative responsibility over ERISA Plans as well as over IRAs and other Non-ERISA Plans, has issued a regulation defining “plan assets.” The regulation generally provides that when an ERISA or Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and that security is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA or Non-ERISA Plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by benefit plan investors is not significant.

The assets of any Series of the Company will not be treated as “plan assets” if participation in that Series by benefit plan investors is not “significant.” Under the regulation, participation in an entity by benefit plan investors is “significant” if 25% or more of the value of any class of equity interest is held by benefit plan investors. The term “benefit plan investor” means an employee benefit plan subject to ERISA, other plans subject to Section 4975 of the Code (such as an IRA), and any other entity whose underlying assets include plan assets by reason of a plan’s investment in such entity. The Manager will not permit the sale of further Interests to a benefit plan investor, or the transfer of Interests to a benefit plan investor, if the Manager believes that after such a sale or transfer equity participation in the particular Series by benefit plan investors will be “significant” under the regulation.

If the assets of any Series of the Company are deemed to be plan assets under ERISA: (i) the prudence standards and other provisions of Part 4 of Title I of ERISA would be applicable to investments made by the Manager of that Series; (ii) the person or persons having investment discretion over the assets of ERISA Plans which invest in that Series would be liable under the aforementioned Part 4 of Title I of ERISA for investments made through that Series that which do not conform to such ERISA standards; and (iii) certain transactions that the Company and/or the Series might enter into in the ordinary course of its business and operation might constitute “prohibited transactions” under ERISA and the Code.

Taxation of Series of Formed on or After January 1, 2022 as a “C” Corporation

The Company, although formed as a Delaware series limited liability company eligible for tax treatment as a “partnership,” has affirmatively elected for each Series of Interests created after January 1, 2022 to be taxed as a “C” corporation under Subchapter C of the Code for all federal and state tax purposes. Thus, each Series of Interests will be taxed at regular corporate rates on its income before making any distributions to Interest Holders as described below.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company’s current or accumulated earnings and profits will be taxable as dividends. A U.S. Holder who receives a distribution constituting “qualified dividend income” may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as “qualified dividend income”. Distributions in excess of the Company’s current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder’s Interests. Rather, such distributions will reduce the adjusted basis of such U.S. Holder’s Interests. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder’s adjusted basis in its Interests will be taxable as capital gain in the amount of such excess if the Interests are held as a capital asset. In addition, Section 1411 of the Code imposes a 3.8% tax on certain investment income (the “3.8% NIIT”). In general, in the case of an individual, this tax is equal to 3.8% of the lesser of (i) the taxpayer’s “net investment income” or (ii) the excess of the taxpayer’s adjusted gross income over the applicable threshold amount ($250,000 for taxpayers filing a joint return, $125,000 for married individuals filing separate returns and $200,000 for other taxpayers). In the case of an estate or trust, the 3.8% tax will be imposed on the lesser of (x) the undistributed net investment income of the estate or trust for the taxable year, or (y) the excess of the adjusted gross income of the estate or trust for such taxable year over a beginning dollar amount (currently $7,500 of the highest tax bracket for such year). Dividends are included as investment income in the determination of “net investment income” under Section 1411(c) of the Code.

Taxation of Dispositions of Interests

Upon any taxable sale or other disposition of our Interests, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder’s adjusted tax basis in the Interests. A U.S. Holder’s adjusted tax basis in the Interests generally equals his or her initial amount paid for the Interests and decreased by the amount of any distributions to the Investor in excess of the Company’s current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Interests, and the amount of any actual or deemed relief from indebtedness encumbering their Interests. The gain or loss will be long-term capital gain or loss if the Interests are held for more than one year before disposition. Long-term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT. The deductibility of capital losses may be subject to limitation and depends on the circumstances of a particular U.S. Holder; the effect of such limitation may be to defer or to eliminate any tax benefit that might otherwise be available from a loss on a disposition of the Interests. Capital losses are first deducted against capital gains, and, in the case of non-corporate taxpayers, any remaining such losses are deductible against salaries or other income from services or income from portfolio investments only to the extent of $3,000 per year.

Backup Withholding and Information Reporting

Generally, the Company must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you.

Payments of dividends or of proceeds on the disposition of the Interests made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax; rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of our Interests, including the consequences of any proposed change in applicable laws.

WHERE TO FIND ADDITIONAL INFORMATION

This Offering Circular does not purport to restate all of the relevant provisions of the documents referred to or pertinent to the matters discussed herein, all of which must be read for a complete description of the terms relating to an investment in us. All potential Investors in the Interests are entitled to review copies of any other agreements relating to any Series of Interests described in this Offering Circular and Offering Circular Supplements, if any. In the Subscription Agreement, you will represent that you are completely satisfied with the results of your pre-investment due diligence activities.

The Manager will answer inquiries from potential Investors in Offerings concerning any of the Series of Interests, the Company, the Manager and other matters relating to the offer and sale of the Series Interests under this Offering Circular. The Company will afford the potential Investors in the Interests the opportunity to obtain any additional information to the extent the Company possesses such information or can acquire such information without unreasonable effort or expense that is necessary to verify the information in this Offering Circular.

The Commission allows us to “incorporate by reference” into this Offering Circular documents that we have filed with the Commission, which means that we can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference into this Offering Circular is considered to be a part of this Offering Circular, unless updated and superseded by later information contained directly in this Offering Circular.

We incorporate by reference the documents listed below:

Collectable Sports Assets SEC Filing	Period or Date Filed

Annual Report on Form 1-K	Annual period ended December 31, 2021, and filed with the Commission on May 5, 2022, found at https://collectable.com/current-financial-statement-collectable-sports-assets-llc

The Commission maintains an Internet site that contains reports, offering statements and other information regarding issuers that file electronically with the Commission, including the Company, which can be accessed at http://www.sec.gov. In addition, any holder of Interests (including a beneficial owner) may obtain free copies of the documents we file with the Commission by going to our website at www.collectable.com or upon written or oral request to us as indicated below. The Internet website addresses of the Company and the Commission are provided as inactive textual references only. The information contained on or accessible through the Internet websites of the Company and the Commission is not part of this Offering Circular and, therefore, is not incorporated herein by reference unless such information is otherwise specifically referenced elsewhere in this Offering Circular.

Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Offering Circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded.

Requests and inquiries regarding the Offering Circular should be directed to:

Collectable Sports Assets, LLC

333 Westchester Avenue, Suite W2100

White Plains, NY 10604

Attention: Collectable

E-Mail: info@Collectable.com

Tel: 914-372-7337 ext. 103

We will provide requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.

EXHIBITS TO OFFERING CIRCULAR

1.	Subscription Agreement

FORM OF SUBSCRIPTION AGREEMENT

[Name of Series], a series of Collectable Sports Assets, LLC

Interests are offered through Dalmore Group, LLC, a New York limited liability company,

a registered broker-dealer and a member of FINRA and SIPC (“Broker”)

Form of Subscription Agreement to subscribe for [Name of Series], a series of Collectable Sports Assets, LLC

Legal name of Purchaser

Number of [Name of Series] Interests subscribed for

Price of [Name of Series] Interests subscribed for	$

PAYMENT DETAILS

Please complete the following ACH payment details in order to automatically transfer money into the escrow account:

Account Number:

Routing Number:

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SUBSCRIPTION AGREEMENT

[NAME OF SERIES], A SERIES OF COLLECTABLE SPORTS ASSETS, LLC

CS Asset Manager, LLC

333 Westchester Avenue

Suite W2100

White Plains, NY 10604

Ladies and Gentlemen:

1.	Subscription. The person named on the front of this subscription agreement (the “Purchaser”) (this “Subscription Agreement”), intending to be legally bound, hereby irrevocably agrees to purchase from [Name of Series], a series of Collectable Sports Assets, LLC, a Delaware series limited liability company (the “Company”), the number of [Name of Series] Interests (the “[Name of Series] Interests”) set forth on the front of this Subscription Agreement at a purchase price of $[Insert Purchase Price] (USD) per [Name of Series] Interest and on the terms and conditions of the Amended and Restated Limited Liability Company Agreement governing the Company dated June 5, 2020, as the same may be amended and restated from time to time (the “Operating Agreement”), a copy of which the Purchaser has received and read.

This subscription is submitted by the Purchaser in accordance with and subject to the terms and conditions described in this Subscription Agreement, relating to the exempt offering by the Company of up to [2,000] [Name of Series] Interests for maximum aggregate gross proceeds of $_______ (the “Offering”), unless further [Name of Series] Interests are issued by the Company in accordance with the terms of the Operating Agreement.

Upon the basis of the representations and warranties, and subject to the terms and conditions, set forth herein, the Company agrees to issue and sell the [Name of Series] Interests to the Purchaser on the date the Offering is closed (the “Closing”) for the aggregate purchase price set forth on the front page hereto (the “Subscription Price”).

2.	Payment. Concurrent with the execution hereof, the Purchaser authorizes (i) North Capital Private Securities Corporation, a Delaware corporation and a registered broker-dealer, member FINRA and SICP (the “Escrow Agent”) as escrow agent for the Company, to request the Subscription Price from the Purchaser’s bank (details of which are set out in the “Payment Details” section above) or (ii) the transfer of funds in an amount equal to the Subscription Price from the Purchaser’s bank account into the escrow account. The Company shall cause the Escrow Agent to maintain all such funds for the Purchaser’s benefit in a segregated non-interest-bearing account in the name of North Capital Private Securities Corporation for further credit to “Series #[Series Name], a series of Collectable Sports Assets, LLC – [Investor Name]”, until the earliest to occur of: (i) the Closing, (ii) the rejection of such subscription or (iii) the termination of the Offering as set forth in Section 3.1.

3.	Termination of Offering or Rejection of Subscription.

3.1.	In the event that the Company does not effect a Closing, this Offering shall terminate upon the earlier of: (a) the date which is one year from the Offering being qualified by the U.S. Securities and Exchange Commission (the “SEC”), which period may be extended for an additional six (6) months by CS Asset Manager, LLC, a Delaware limited liability company, the managing member of the Company (the “Manager”) in its sole discretion, or (b) the date that the Offering is terminated by the Manager in its sole discretion. Upon termination of the Offering, the Company will cause its payment services provider or the Escrow Agent, as applicable, to refund promptly the Subscription Price paid by the Purchaser, without deduction, offset or interest accrued thereon and this Subscription Agreement shall thereafter be of no further force or effect.

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3.2.	The Purchaser understands and agrees that the Manager, in its sole discretion, reserves the right to accept or reject this or any other subscription for [Name of Series] Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription. If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause its payment services provider or the Escrow Agent, as applicable, to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Subscription Agreement shall thereafter be of no further force or effect. If this subscription is rejected in part, this Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

4.	Acceptance of Subscription. At the Closing, if the Manager accepts this subscription in whole or in part, the Company shall execute and deliver to the Purchaser a counterpart executed copy of this Subscription Agreement and cause the Escrow Agent to release the Subscription Price (or applicable portion thereof if such subscription is only accepted in part) to the Company for the benefit of [Name of Series] (less any Offering Expenses as defined in the Offering Circular). The Company shall have no obligation hereunder until the Company shall execute and deliver to the Purchaser an executed copy of this Subscription Agreement, and until the Purchaser shall have executed and delivered to the Manager this Subscription Agreement and a substitute Form W-9 (if applicable) and shall have deposited the Purchase Price in accordance with this Agreement. The Purchaser understands and agrees that this subscription is made subject to the condition that the [Name of Series] Interests to be issued and delivered on account of this subscription will be issued only in the name of and delivered only to the Purchaser. Effective upon the Company’s execution of this Subscription Agreement, the Purchaser shall be a member of the Company, and the Purchaser agrees to adhere to and be bound by, the terms and conditions of the Operating Agreement as if the Purchaser were a party to it (and grants to the Manager the power of attorney described therein).

5.	Representations and Warranties, Acknowledgments, and Agreements. The Purchaser hereby acknowledges, represents, warrants and agrees to and with the Company, [Name of Series] and the Manager as follows:

(a) The Purchaser is aware that an investment in the [Name of Series] Interests involves a significant degree of risk, and has received the Company’s Offering Circular dated ______________, 2020 (the “Offering Circular”), which contains, in particular, the “Risk Factors” section therein. The Purchaser understands that the Company is subject to all the risks applicable to early-stage companies, whether or not set forth in such “Risk Factors”. The Purchaser acknowledges that no representations or warranties have been made to it or to its advisors or representatives with respect to the business or prospects of the Company or its financial condition.

(b) The offering and sale of the [Name of Series] Interests has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchaser understands that the offering and sale of the [Name of Series] Interests is intended to be exempt from registration under the Securities Act, by virtue of Tier 2 of Regulation A thereof, based, in part, upon the representations, warranties and agreements of the Purchaser contained in this Subscription Agreement, including, without limitation, the investor qualification (“Investor Qualification and Attestation”) immediately following the signature page of this Subscription Agreement. The Purchaser is purchasing the [Name of Series] Interests for its own account for investment purposes only and not with a view to or intent of resale or distribution thereof in violation of any applicable securities laws, in whole or in part.

(c) The Purchaser, as set forth in the Investor Certification attached hereto, as of the date hereof is a “qualified purchaser” as that term is defined in Regulation A (a “Qualified Purchaser”). The Purchaser agrees to promptly provide the Manager, the Broker (as defined on the first page hereto) and their respective agents with such other information as may be reasonably necessary for them to confirm the Qualified Purchaser status of the Purchaser.

(d) The Purchaser acknowledges that the Purchaser’s responses to the investor qualification questions posed and reflected in the Investor Qualification and Attestation, are complete and accurate as of the date hereof.

(e) The Purchaser acknowledges that neither the SEC nor any state securities commission or other regulatory authority has passed upon or endorsed the merits of the Offering of the [Name of Series] Interests.

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(f) In evaluating the suitability of an investment in the [Name of Series] Interests, the Purchaser has not relied upon any representation or information (oral or written) other than as set forth in the Offering Circular, the Operating Agreement and this Subscription Agreement.

(g) Except as previously disclosed in writing to the Company, the Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finders’ fees or the like relating to this Subscription Agreement or the transactions contemplated hereby and, in turn, to be paid to its selected dealers, and in all instances the Purchaser shall be solely liable for any such fees and shall indemnify the Company with respect thereto pursuant to paragraph 6 of this Subscription Agreement.

(h) The Purchaser, together with its advisors, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the Offering Circular to evaluate the merits and risks of an investment in the [Name of Series] Interests and the Company and to make an informed investment decision with respect thereto.

(i) The Purchaser is not relying on the Company, the Manager, the Broker or any of their respective employees or agents with respect to the legal, tax, economic and related considerations of an investment in the [Name of Series] Interests, other than with respect to the opinion of legality of legal counsel provided at Exhibit 12.1 to the Offering Circular, and the Purchaser has relied on the advice of, or has consulted with, only its own advisors, if any, whom the Purchaser has deemed necessary or appropriate in connection with its purchase of the [Name of Series] Interests.

(j) No consent, approval, authorization or order of any court, governmental agency or body or arbitrator having jurisdiction over the Purchaser or any of the Purchaser’s affiliates is required for the execution of this Subscription Agreement or the performance of the Purchaser’s obligations hereunder, including, without limitation, the purchase of the [Name of Series] Interests by the Purchaser.

(k) The Purchaser has adequate means of providing for such Purchaser’s current financial needs and foreseeable contingencies and has no need for liquidity of its investment in the [Name of Series] Interests for an indefinite period of time.

(l) The Purchaser (i) if a natural person, represents that the Purchaser has reached the age of 21 (or 18 in states with such applicable age limit) and has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof; or (ii) if a corporation, partnership, or limited liability company or other entity, represents that such entity was not formed for the specific purpose of acquiring the [Name of Series] Interests, such entity is duly organized, validly existing and in good standing under the laws of the state of its organization, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Subscription Agreement and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the [Name of Series] Interests, the execution and delivery of this Subscription Agreement has been duly authorized by all necessary action, this Subscription Agreement has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Subscription Agreement in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Subscription Agreement in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company or partnership, or other entity for whom the Purchaser is executing this Subscription Agreement, and such individual, partnership, ward, trust, estate, corporation, or limited liability company or partnership, or other entity has full right and power to perform pursuant to this Subscription Agreement and make an investment in the Company, and represents that this Subscription Agreement constitutes a legal, valid and binding obligation of such entity. The execution and delivery of this Subscription Agreement will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which the Purchaser is a party or by which it is bound.

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(m) Any power of attorney of the Purchaser granted in favor of the Manager contained in the Operating Agreement has been executed by the Purchaser in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

(n) If an entity, the Purchaser has its principal place of business or, if a natural person, the Purchaser has its primary residence, in the jurisdiction (state and/or country) set forth in the “Investor Qualification and Attestation” section of this Subscription Agreement. The Purchaser first learned of the offer and sale of the [Name of Series] Interests in the state listed in the “Investor Qualification and Attestation” section of this Subscription Agreement, and the Purchaser intends that the securities laws of that state shall govern the purchase of the Purchaser’s [Name of Series] Interests.

(o) The Purchaser is either (i) a natural person resident in the United States, (ii) a partnership, corporation or limited liability company organized under the laws of the United States, (iii) an estate of which any executor or administrator is a U.S. person, (iv) a trust of which any trustee is a U.S. person, (v) an agency or branch of a foreign entity located in the United States, (vi) a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person, or (vii) a partnership or corporation organized or incorporated under the laws of a foreign jurisdiction that was formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts. The Purchaser is not (A) a discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-U.S. person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States, (B) an estate of which any professional fiduciary acting as executor or administrator is a U.S. person if an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and the estate is governed by foreign law, (C) a trust of which any professional fiduciary acting as trustee is a U.S. person, if a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and no beneficiary of the trust (and no settlor if the trust is revocable) is a U.S. person, (D) an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country, or (E) an agency or branch of a U.S. person located outside the United States that operates for valid business reasons engaged in the business of insurance or banking that is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located.

(p) Any information which the Purchaser has heretofore furnished or is furnishing herewith to the Company is true, complete and accurate and may be relied upon by the Manager, the Company and the Broker, in particular, in determining the availability of an exemption from registration under federal and state securities laws in connection with the Offering. The Purchaser further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company’s issuance of the [Name of Series] Interests.

(q) The Purchaser is not, nor is it acting on behalf of, a “benefit plan investor” within the meaning of 29 C.F.R. § 2510.3-101(f)(2), as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974 (such regulation, the “Plan Asset Regulation”, and a benefit plan investor described in the Plan Asset Regulation, a “Benefit Plan Investor”). For the avoidance of doubt, the term Benefit Plan Investor includes all employee benefit plans subject to Part 4, Subtitle B, Title I of ERISA, any plan to which Section 4975 of the Code applies and any entity, including any insurance company general account, whose underlying assets constitute “plan assets”, as defined under the Plan Asset Regulation, by reason of a Benefit Plan Investor’s investment in such entity.

(r) The Purchaser is satisfied that the Purchaser has received adequate information with respect to all matters which it or its advisors, if any, consider material to its decision to make this investment.

(s) Within five (5) days after receipt of a written request from the Manager, the Purchaser will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

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(t) THE [NAME OF SERIES] INTERESTS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE [NAME OF SERIES] INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED BY THE OPERATING AGREEMENT. THE [NAME OF SERIES] INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM OR THIS SUBSCRIPTION AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

(u) The Purchaser should check the Office of Foreign Assets Control (“OFAC”) website at http://www.treas.gov/ofac before making the following representations. The Purchaser represents that the amounts invested by it in the Company in the Offering were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at http://www.treas.gov/ofac. In addition, the programs administered by OFAC (the “OFAC Programs”) prohibit dealing with individuals, including specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs, or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists. Furthermore, to the best of the Purchaser’s knowledge, none of: (1) the Purchaser; (2) any person controlling or controlled by the Purchaser; (3) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (4) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. The Purchaser agrees to promptly notify the Company should the Purchaser become aware of any change in the information set forth in these representations. The Purchaser understands and acknowledges that, by law, the Company may be obligated to “freeze the account” of the Purchaser, either by prohibiting additional subscriptions from the Purchaser, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and the Company may also be required to report such action and to disclose the Purchaser’s identity to OFAC. The Purchaser further acknowledges that the Company may, by written notice to the Purchaser, suspend the redemption rights, if any, of the Purchaser if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company’s other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

(v) To the best of the Purchaser’s knowledge, none of: (1) the Purchaser; (2) any person controlling or controlled by the Purchaser; (3) if the Purchaser is a privately-held entity, any person having a beneficial interest in the Purchaser; or (4) any person for whom the Purchaser is acting as agent or nominee in connection with this investment is a senior foreign political figure, or an immediate family member or close associate of a senior foreign political figure. A “senior foreign political figure” is a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a “senior foreign political figure” includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure. “Immediate family” of a senior foreign political figure typically includes the figure’s parents, siblings, spouse, children and in-laws. A “close associate” of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

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(w) If the Purchaser is affiliated with a non-U.S. banking institution (a “Foreign Bank”), or if the Purchaser receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, the Purchaser represents and warrants to the Company that: (1) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (2) the Foreign Bank maintains operating records related to its banking activities; (3) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (4) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

(x) Each of the representations and warranties of the parties hereto set forth in this Section 5 and made as of the date hereof shall be true and accurate as of the Closing applicable to the subscription made hereby as if made on and as of the date of such Closing.

6.	Indemnification. The Purchaser agrees to indemnify and hold harmless the Company, [Name of Series], the Manager and their respective officers, directors, employees, agents, members, partners, control persons and affiliates (each of which shall be deemed third party beneficiaries hereof) from and against all losses, liabilities, claims, damages, costs, fees and expenses whatsoever (including, but not limited to, any and all expenses incurred in investigating, preparing or defending against any litigation commenced or threatened) based upon or arising out of any actual or alleged false acknowledgment, representation or warranty, or misrepresentation or omission to state a material fact, or breach by the Purchaser of any covenant or agreement made by the Purchaser herein or in any other document delivered in connection with this Subscription Agreement. Notwithstanding the foregoing, no representation, warranty, covenant or acknowledgment made herein by the Purchaser shall be deemed to constitute a waiver of any rights granted to it under the Securities Act or state securities laws.

7.	Irrevocability; Binding Effect. The Purchaser hereby acknowledges and agrees that the subscription hereunder is irrevocable by the Purchaser, except as required by applicable law, and that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns. If the Purchaser is more than one person, the obligations of the Purchaser hereunder shall be joint and several and the agreements, representations, warranties, and acknowledgments herein shall be deemed to be made by and be binding upon each such person and such person’s heirs, executors, administrators, successors, legal representatives, and permitted assigns.

8.	Modification. This Subscription Agreement shall not be modified or waived except by an instrument in writing signed by the party against whom any such modification or waiver is sought.

9.	Assignability. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Purchaser and the transfer or assignment of the [Name of Series] Interests shall be made only in accordance with all applicable laws and the Operating Agreement. Any assignment contrary to the terms hereof shall be null and void and of no force or effect.

10.	Applicable Law and Jurisdiction. This Subscription Agreement and the rights and obligations of the Purchaser arising out of or in connection with this Subscription Agreement, the Operating Agreement and the Offering Circular shall be construed in accordance with and governed by the internal laws of the State of Delaware without regard to principles of conflict of laws. The Purchaser (i) irrevocably submits to the non-exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in any action arising out of this Subscription Agreement, the Operating Agreement and the Offering Circular and (ii) consents to the service of process by mail.

11.	Use of Pronouns. All pronouns and any variations thereof used herein shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons referred to may require.

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12.	Miscellaneous.

12.1	Sections 15.1 (Addresses and Notices) and 15.2 (Further Action) of the Operating Agreement are deemed incorporated into this Subscription Agreement.

12.2	This Subscription Agreement, together with the Operating Agreement, constitutes the entire agreement between the Purchaser and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be waived, or consent for the departure therefrom granted, only by a written document executed by the party entitled to the benefits of such terms or provisions.

12.3	The covenants, agreements, representations and warranties of the Company and the Purchaser made, and the indemnification rights provided for, in this Subscription Agreement shall survive the execution and delivery hereof and delivery of the [Name of Series] Interests, regardless of any investigation made by or on behalf of any party, and shall survive delivery of any payment for the Subscription Price.

12.4	Except to the extent otherwise described in the Offering Circular, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby whether or not the transactions contemplated hereby are consummated.

12.5	This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original (including signatures sent by facsimile transmission or by email transmission of a PDF scanned document or other electronic signature), but all of which shall together constitute one and the same instrument.

12.6	Each provision of this Subscription Agreement shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

12.7	Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

12.8	Words and expressions which are used but not defined in this Subscription Agreement shall have the meanings given to them in the Operating Agreement.

[Signature Page Follows]

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SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

COLLECTABLE SPORTS ASSETS, LLC

[NAME OF SERIES] INTERESTS

The Purchaser hereby elects to subscribe under the Subscription Agreement for the number and price of the [Name of Series] Interests stated on the front page of this Subscription Agreement and executes the Subscription Agreement.

If the Purchaser is an INDIVIDUAL, and if purchased as JOINT TENANTS, as TENANTS IN COMMON, or as COMMUNITY PROPERTY:

Print Name(s)

Signature(s) of Purchaser(s)

Date

If the Purchaser is a PARTNERSHIP, CORPORATION, LIMITED LIABILITY COMPANY or TRUST:

Name of Entity

By	Name: Title:

Date

[Signatures Continue on Next Page]

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SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT

COLLECTABLE SPORTS ASSETS, LLC

[NAME OF SERIES] INTERESTS

Accepted:

[Name of Series], A SERIES OF COLLECTABLE SPORTS ASSETS, LLC

By: CS ASSET MANAGER, LLC, its Manager

Name of Authorized Officer

Signature of Authorized Officer

Date

[End of Signatures; Investor Qualification and Attestation Follows on Next Page]

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INVESTOR QUALIFICATION AND ATTESTATION

INVESTOR INFORMATION

First name

Last name

Date of Birth

Address

Phone Number

E-mail Address

Check the applicable box:

(a) I am an “accredited investor”, and have checked the appropriate box on the attached Certificate of Accredited Investor Status indicating the basis of such accredited investor status, which Certificate of Accredited Investor Status is true and correct; or

(b) The amount set forth on the first page of this Subscription Agreement, together with any previous investments in securities pursuant to this Offering, does not exceed 10% of the greater of my net worth[1] or annual income.

[1]	In calculating your net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of entering into this Subscription Agreement exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement shall be included as a liability.

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Are you or anyone in your immediate household associated with a FINRA member, organization, or the SEC (Y / N)

If yes, please provide name of the FINRA institution

Are you or anyone in your household or immediate family a 10% shareholder, officer, or member of the board of directors of a publicly traded company? (Y / N)

If yes, please list ticker symbols of the publicly traded Company(s)

Social Security #

ATTESTATION

I understand that an investment in private securities is very risky, that I may lose all of my invested capital that it is an illiquid investment with no short term exit, and for which an ownership transfer is restricted.

The undersigned Purchaser acknowledges that the Company will be relying upon the information provided by the Purchaser in this Questionnaire. If such representations shall cease to be true and accurate in any respect, the undersigned shall give immediate notice of such fact to the Company.

Signature(s) of Purchaser(s)

Date

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CERTIFICATE OF ACCREDITED INVESTOR STATUS

The signatory hereto is an “accredited investor”, as that term is defined in Regulation D under the Securities Act of 1933, as amended (the “Act”). I have checked the box below indicating the basis on which I am representing my status as an “accredited investor”:

A natural person whose net worth[2], either individually or jointly with such person’s spouse, at the time of such person’s purchase, exceeds $1,000,000;

A natural person who had individual income in excess of $200,000, or joint income with your spouse in excess of $300,000, in the previous two calendar years and reasonably expects to reach the same income level in the current calendar year;

A director, executive officer, or general partner of COLLECTABLE SPORTS ASSETS, LLC or CS ASSET MANAGER, LLC;

A bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

A private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

An organization described in section 501(c)(3) of the Internal Revenue Code, corporation, limited liability company, Massachusetts or similar business trust, or partnership, in each case not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii) under the Act; or

An entity in which all of the equity owners are accredited investors as described above.

[2]	In calculating your net worth: (i) your primary residence shall not be included as an asset; (ii) indebtedness that is secured by your primary residence, up to the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of entering into this Subscription Agreement exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (iii) indebtedness that is secured by your primary residence in excess of the estimated fair market value of the primary residence at the time of entering into this Subscription Agreement shall be included as a liability. In calculating your net worth jointly with your spouse, your spouse’s primary residence (if different from your own) and indebtedness secured by such primary residence should be treated in a similar manner.

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2.	Escrow Agreement

ESCROW AGREEMENT

FOR

SECURITIES OFFERING

THIS ESCROW AGREEMENT, effective as of XX,2020, (“Escrow Agreement”), is by, between and among North Capital Private Securities Corporation, a Delaware corporation and a registered Broker-Dealer, member FINRA and SIPC, located at 623 E. Ft. Union Blvd, Suite 101, Salt Lake City, UT 84047 (“NCPS”) as escrow agent hereunder (“NCPS” or “Escrow Agent”); Dalmore Group, LLC (“Broker”), a New York limited liability company located at 525 Green Place, Woodmere, New York 11598; and Collectable Sports Assets, LLC, a Delaware LLC (“Issuer”) located at 333 Westchester Avenue, White Plains NY 10604.

SUMMARY

A. Issuer has engaged Broker to act as broker/dealer of record for the sale up to $               of securities (the “Securities”) on a “best efforts” basis, in an offering pursuant to Regulation A+.

B. In accordance with the Form 1-A (“Offering Document”), subscribers to the Shares (the “Subscribers” and individually, a “Subscriber”) will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

C. In accordance with the Offering Document, all payments in connection with subscriptions for Shares shall be sent directly to NCPS, and NCPS has agreed to accept, hold, and disburse such funds deposited with it thereon in accordance with the terms of this Escrow Agreement and in compliance with the Securities Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules.

D. In order to establish the escrow of funds and to effect the provisions of the Offering Document, the parties hereto have entered into this Escrow Agreement.

E. The parties to this agreement agree to the Transmittal of Funds for Deposit Into the Escrow Account procedures located in Exhibit B.

STATEMENT OF AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1. Definitions. In addition to the terms defined above, the following terms shall have the following meanings when used herein:

“Business Days” shall mean days when banks are open for business in the State of Delaware.

“Cash Investment” shall mean the number of Shares to be purchased by any Subscriber multiplied by the offering price per Share as set forth in the Offering Document.

“Cash Investment Instrument” shall mean an Automated Clearing House (“ACH”), made payable to or endorsed to NCPS in the manner described in Section 3(c) hereof, in full payment for the Shares to be purchased by any Subscriber.

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“Escrow Funds” shall mean the funds deposited with NCPS pursuant to this Escrow Agreement.

“Expiration Date” means the date so designated on Exhibit A.

“Minimum Offering” shall mean the number Shares so designated on Exhibit A hereto.

“Minimum Offering Notice” shall mean a written notification, signed by Broker, pursuant to which the Broker shall represent (1) that subscriptions for the Minimum Offering have been received, (2) that, to the best of Broker’s knowledge after due inquiry and review of its records, Cash Investment Instruments in full payment for that number of Shares equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS, (3) and that such subscriptions have not been withdrawn, rejected or otherwise terminated, and (4) that the Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

“Subscription Accounting” shall mean an accounting of all subscriptions for Shares received and accepted by Broker as of the date of such accounting, indicating for each subscription the Subscriber’s name, social security number and address, the number and total purchase price of subscribed Securities, the date of receipt by Broker of the Cash Investment Instrument, and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by the Subscriber, any rejection of such subscription by Broker, or other termination, for whatever reason, of such subscription.

2. Appointment of and Acceptance by NCPS. Issuer, Broker hereby appoint NCPS to serve as Escrow Agent hereunder, and NCPS hereby accepts such appointment in accordance with the terms of this Escrow Agreement.

3. Deposits into Escrow.

a. All Cash Investment Instruments shall be delivered directly to NCPS for deposit into the Escrow Account described on Exhibit B hereto. Each such deposit shall be accompanied by the following documents:

(1) a report containing such Subscriber’s name, social security number or taxpayer identification number, address and other information required for withholding purposes;

(2) a Subscription Accounting; and

(3) written instructions regarding the investment of such deposited funds in accordance with Section 6 hereof.

ALL FUNDS SO DEPOSITED SHALL REMAIN THE PROPERTY OF THE SUBSCRIBERS ACCORDING TO THEIR RESPECTIVE INTERESTS AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS OR BY JUDGMENT OR CREDITORS’ CLAIMS AGAINST ISSUER UNTIL RELEASED OR ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a) HEREOF.

b. Broker and Issuer understand and agree that all Cash Investment Instruments received by NCPS hereunder are subject to collection requirements of presentment and final payment. Upon receipt, NCPS shall process each Cash Investment Instrument for collection, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4 hereof. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS’s sole obligation shall be to notify Broker of such dishonor and to return such Cash Investment Instrument to the Investor should NCPS have Investor information sufficient to effect such a return or to Broker should sufficient Investor information be unavailable. Notwithstanding the foregoing, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof.

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Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS’s sole obligation shall be to notify Issuer and Broker, depending upon the source of the of the Cash Investment Instrument, of such fact and to return such Cash Investment Instrument to the Investor should NCPS have Investor information sufficient to effect such a return or to Broker should sufficient Investor information be unavailable.

c. All Cash Investment Instruments shall be made payable to the order of, or endorsed to the order of, “NCPS /          -Escrow Account,” and NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not payable or endorsed in that manner.

4.	Disbursements of Escrow Funds.

a. Completion of Offering. Subject to the provisions of Section 10 hereof, NCPS shall pay to Issuer the liquidated value of the Escrow Funds, by wire no later than one (1) business day following receipt of the following documents:

(1) A Minimum Offering Notice;

(2) Subscription Accounting Spreadsheet substantiating the sale of the Minimum Offering and maintained by the sponsor;

(3) Instruction Letter (as defined below); and

(4) Such other certificates, notices or other documents as NCPS shall reasonably require.

NCPS shall disburse the Escrow Funds by wire from the Escrow Account in accordance with joint written instructions signed by both the Issuer, Broker as to the disbursement of such funds (the “Instruction Letter”) in accordance with this Section 4(a). Notwithstanding the foregoing, NCPS shall not be obligated to disburse the Escrow Funds to Issuer if NCPS has reason to believe that (a) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (b) any of the certifications and opinions set forth in the Minimum Offering Notice are incorrect or incomplete.

After the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), NCPS shall pay to Issuer any additional funds received with respect to the Securities, by wire, promptly after receipt. Additional disbursements shall be subject to the issuer providing the following documentation:

(1) Subscription Accounting Spreadsheet substantiating the sale of the Minimum Offering which shall be made available for electronic access to Issuer by NCPS;

(2) Instruction Letter (as defined above) from Issuer; and

(3) Such other certificates, notices or other documents as NCPS shall reasonably require.

It is understood that any ACH transaction must comply with U. S. laws and NACHA rules. However, NCPS is not responsible for errors in the completion, accuracy, or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of your funds on deposit in an external account.

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b. Rejection of Any Subscription or Termination of the Offering. No later than three (3) business days after receipt by NCPS of written notice (i) from Issuer that the Issuer intends to reject a Subscriber’s subscription, (ii) from Issuer, Broker that there will be no closing of the sale of Securities to Subscribers, (iii) from any federal or state regulatory authority that any application by Issuer to conduct a banking business has been denied, or (iv) from the Securities and Exchange Commission or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least twenty (20) days, NCPS shall pay to the applicable Subscriber(s), by ACH, the amount of the Cash Investment paid by each Subscriber.

c. Expiration of Offering Period. Notwithstanding anything to the contrary contained herein, if NCPS shall not have received a Minimum Offering Notice on or before the Expiration Date, NCPS shall, within three (3) business days after such Expiration Date and without any further instruction or direction from Broker or Issuer, return to each Subscriber, by ACH, the Cash Investment made by such Subscriber.

5. Suspension of Performance or Disbursement Into Court. If, at any time, (i) there shall exist any dispute between Broker, Issuer, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or (ii) if at any time NCPS is unable to determine, to NCPS’s reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS’s proper actions with respect to its obligations hereunder, or (iii) if Broker and Issuer have not within 30 days of the furnishing by NCPS of a notice of resignation pursuant to Section 7 hereof appointed a successor NCPS to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions:

a. suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of NCPS or until a successor NCPS shall have been appointed (as the case may be).

b. petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court.

NCPS shall have no liability to Broker, Issuer, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6. Investment of Funds. NCPS will not commingle Escrow Funds received by it in escrow with funds of others and shall not invest such Escrow Funds. The Escrow Funds will be held in a non-interest bearing account.

7. Resignation of NCPS. NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving fifteen (15) business days prior written notice to the Broker and the Issuer specifying a date when such resignation shall take effect. Upon any such notice of resignation, the Broker and Issuer jointly shall appoint a successor NCPS hereunder prior to the effective date of such resignation. The retiring NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor NCPS, after making copies of such records as the retiring NCPS deems advisable. After any retiring NCPS’s resignation, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was escrow agent under this Escrow Agreement. Any corporation or association into which NCPS may be merged or converted or with which it may be consolidated shall be the escrow agent under this Escrow Agreement without further act.

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8. Liability of NCPS.

a. NCPS undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement, including without limitation the Offering Document. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that NCPS’s gross negligence or willful misconduct was the primary cause of any loss to the Issuer, Broker or any Subscriber. NCPS’s sole responsibility shall be for the safekeeping and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall NCPS be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if NCPS has been advised of the likelihood of such loss or damage and regardless of the form of action. NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Escrow Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer, Broker and/or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer, Broker or any third party (including any Subscriber) to honor any of the provisions of this Escrow Agreement. NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the reasonable opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

b. NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court’s jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, NCPS shall provide the Issuer, Broker with immediate notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

9. Indemnification of NCPS. From and at all times after the date of this Escrow Agreement, Issuer shall, to the fullest extent permitted by law, defend, indemnify and hold harmless NCPS and each director, officer, employee, attorney, agent and affiliate of NCPS (collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation Issuer, Broker whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Escrow Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence or willful misconduct of such Indemnified Party. Each Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Issuer. The obligations of Issuer under this Section 9 shall survive any termination of this Escrow Agreement and the resignation or removal of NCPS.

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10.	Compensation to NCPS.

a. Fees and Expenses. Issuer shall compensate NCPS for its services hereunder in accordance with Exhibit A attached hereto and, in addition, shall reimburse NCPS for all of its reasonable pre-approved out-of-pocket expenses, including attorneys’ fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. The additional provisions and information set forth on Exhibit A are hereby incorporated by this reference, and form a part of this Escrow Agreement. All of the compensation and reimbursement obligations set forth in this Section 10 shall be payable by Issuer upon demand by NCPS. The obligations of Issuer under this Section 10 shall survive any termination of this Escrow Agreement and the resignation or removal of NCPS.

b. Disbursements from Escrow Funds to Pay NCPS. NCPS is authorized to and may disburse from time to time, to itself or to any Indemnified Party from the Escrow Funds (but only to the extent of Issuer’s rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any Indemnified Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer of any disbursement from the Escrow Funds to itself or to any Indemnified Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

c. Security and Offset. Issuer hereby grants to NCPS and the Indemnified Parties a security interest in and lien upon the Escrow Funds (to the extent of Issuer’s rights thereto) to secure all obligations hereunder, and NCPS and the Indemnified Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (to the extent of Issuer’s rights thereto.) If for any reason the Escrow Funds available to NCPS and the Indemnified Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer shall promptly pay such amounts to NCPS and the Indemnified Parties upon receipt of an itemized invoice.

11.	Representations and Warranties.

a. Each of Broker and Issuer respectively makes the following representations and warranties to NCPS:

(1) It is a corporation or limited liability company duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization, and has full power and authority to execute and deliver this Escrow Agreement and to perform its obligations hereunder.

(2) This Escrow Agreement has been duly approved by all necessary corporate action, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes its valid and binding agreement, enforceable in accordance with its terms.

(3) The execution, delivery, and performance of this Escrow Agreement will not violate, conflict with, or cause a default under its articles of incorporation, articles of organization or bylaws, operating agreement or other organizational documents, as applicable, any applicable law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject. The execution, delivery and performance of this Escrow Agreement is consistent with and accurately described in the Offering Document as set forth in Sections 4(b) and 4(c) hereof, has been properly described therein.

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(4) It hereby acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein, and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as escrow agent for the limited purposes set forth herein.

(5) All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any deposit to or disbursement from the Escrow Funds.

b. Issuer further represents and warrants to NCPS that no party other than the parties hereto and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

c. Broker further represent and warrant to NCPS that the deposit with NCPS by NCPS of Cash Investment Instruments pursuant to Section 3 hereof shall be deemed a representation and warranty by NCPS that such Cash Investment Instrument represents a bona fide sale to the Subscriber described therein of the amount of Securities set forth therein, subject to and in accordance with the terms of the Offering Document.

12. Identifying Information. Issuer and Broker acknowledge that a portion of the identifying information set forth on Exhibit A is being requested by NCPS in connection with the USA Patriot Act, Pub.L.107-56 (the “Act”). To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust, or other legal entity, we ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

13. Compliance with Privacy Laws. NCPS represents and warrants that its collection, access, use, storage, disposal and disclosure of Personal Data does and will comply with all applicable federal and state privacy and data protection laws, as well as all other applicable regulations. Without limiting the foregoing, NCPS shall implement administrative, physical and technical safeguards to protect Personal Data that are no less rigorous than accepted industry, and shall ensure that all such safeguards, including the manner in which Personal Data is collected, accessed, used, stored, processed, disposed of and disclosed, comply with applicable data protection and privacy laws, as well as the terms and conditions of this Escrow Agreement. NCPS shall use and disclose Personal Data solely and exclusively for the purposes for which the Personal Data, or access to it, is provided pursuant to the terms and conditions of this Escrow Agreement, and not use, sell, rent, transfer, distribute, or otherwise disclose or make available Personal Data for NCPS’ own purposes or for the benefit of any party other than Issuer. For purposes of this section, “Personal Data” shall mean information provided to NCPS by or at the direction of the Issuer, or to which access was provided to NCPS by or at the direction of the Issuer, in the course of NCPS’ performance under this Escrow Agreement that: (i) identifies or can be used to identify an individual (also known as a “data subject”) (including, without limitation, names, signatures, addresses, telephone numbers, e-mail addresses and other unique identifiers); or (ii) can be used to authenticate an individual (including, without limitation, employee identification numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers), including the identifying information on individuals described in Section 12.

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13. Consent to Jurisdiction and Venue. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Escrow Agreement, the parties hereto agree that the United States District Court for the State of Utah shall have the sole and exclusive jurisdiction over any such proceeding. If such court lacks federal subject matter jurisdiction, the parties agree that the Circuit Court in and for State of Utah shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept service of process to vest personal jurisdiction over them in any of these courts.

14. Notice. All notices, approvals, consents, requests, and other communications hereunder shall be in writing and shall be deemed to have been given when the writing is delivered if given or delivered by hand, overnight delivery service or facsimile transmitter (with confirmed receipt) to the address or facsimile number set forth on Exhibit A hereto, or to such other address as each party may designate for itself by like notice, and shall be deemed to have been given on the date deposited in the mail, if mailed, by first-class, registered or certified mail, postage prepaid, addressed as set forth on Exhibit A hereto, or to such other address as each party may designate for itself by like notice.

15. Amendment or Waiver. This Escrow Agreement may be changed, waived, discharged or terminated only by a writing signed by Broker, Issuer and NCPS. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

16. Severability. To the extent any provision of this Escrow Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Escrow Agreement.

17. Governing Law. This Escrow Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

18. Entire Agreement. This Escrow Agreement constitutes the entire agreement between the parties relating to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds.

19. Binding Effect. All of the terms of this Escrow Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of Broker, Issuer and NCPS.

20. Execution in Counterparts. This Escrow Agreement may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement.

21. Termination. Upon the first to occur of the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof, this Escrow Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Funds.

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THIS SPACE INTENTIONALLY LEFT BLANK

22. Dealings. NCPS and any stockholder, director, officer or employee of NCPS may buy, sell, and deal in any of the securities of the Issuer and become pecuniary interested in any transaction in which the Issuer may be interested, and contract and lend money to the Issuer and otherwise act as fully and freely as though it were not NCPS under this Escrow Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for the Issuer or any other entity.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be executed under seal as of the date first above written.

ISSUER:

By:	/s/ Ezra Levine
Printed Name:	Ezra Levine
Title:	CEO

BROKER
Dalmore Group LLC

By:
Name:	Etan Butler
Title:	Chairman

ESCROW AGENT:
North Capital Private Securities Corporation

By:
Name:	Linsey Harkness
Title:	Director of Operations

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EXHIBIT A

1.	Definitions.	“Minimum Offering” means $_______________________________________________ (including offline investments). “Expiration Date” means eighteen months from the effective date that the Issuer’s Offering Document, or amendment thereto, with respect to the Securities, is qualified by the SEC.

2.	ACH Instructions For North Capital Private Securities, Inc.

Institution: TRISTATE CAPITAL BANK

ABA: 043019003

Account Name: North Capital Private Securities, Corp

Account Number: 0220003339

FFC: OFFERING NAME AND INVESTOR NAME

(Instructions should be requested from NCPS prior to any international wire being initiated.)

3.	NCPS Fees

Escrow Administration Fee:	$500 per crowd funding sub account.
Out-of-Pocket Expenses:	Billed at cost
Escrow Amendment:	$100.00 per amendment
Transactional Costs:	$100.00 for each additional escrow break

The Escrow Administration Fee is payable upon execution of the escrow documents. In the event the escrow is not funded, the Fee and all related expenses, including attorneys’ fees, remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Escrow Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000.

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, internal transfers and securities transactions.

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4.	Notice Addresses.

If to Issuer at:

	ATTN:	Collectable
	Telephone:	917.478.5328
	E-mail:	ezra@collectable.com

If to NCPS at:	North Capital Private Securities Corp.
623 E Ft. Union Blvd, Suite 101
Salt Lake City, UT 84047
ATTN: Linsey Harkness
Telephone: (415) 937-0573
E-mail: lharkness@northcapital.com

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EXHIBIT B

Transmittal of Funds for Deposit Into the Escrow Account

The Selected Dealer agrees that it is bound by the terms of the Escrow Agreement executed by North Capital Private Securities. ACH transfers are the only acceptable method of payment for this offering. ACH and transfers should be sent directly to the Escrow Agent.

The delivery instructions are as follows:

1.	ACH Instructions For North Capital Private Securities, Inc.

Institution: TRISTATE CAPITAL BANK

ABA: 043019003

Account Name: North Capital Private Securities, Corp

Account Number: 0220003339

FFC: OFFERING NAME AND INVESTOR NAME

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